
07053303

1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


RECD S.E.C.
APR 30 2007
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name Into English)


PROCESSED
MAY 10 2007
THOMSON
FINANCIAL

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __V__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __V__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 27, 2007

By 

Lora Ho
Vice President & Chief Financial Officer



TSE 2330
NYSE TSM

TSMC Annual Report 2006 (I)

- Taiwan Stock Exchange Market Observation Post System: http://newmops.tse.com.tw
- TSMC annual report is available at http://www.tsmc.com/english/e_investor/e02_annual/e02_annual.htm

Printed on March 12, 2007

TABLE OF CONTENTS



TSMC VISION & CORE VALUES

TSMC's Vision

Our vision is to be the most advanced and largest technology and foundry services provider to fabless companies and IDMs, and in partnership with them, to forge a powerful competitive force in the semiconductor industry.

To realize our vision, we must have a trinity of strengths:
(1) be a technology leader, competitive with the leading IDMs
(2) be the lowest-cost manufacturer, and
(3) be the most reputable, service-oriented and maximum-total-benefits silicon foundry.

TSMC Core Values

Integrity – Integrity is our most basic and most important core value. We tell the truth. We believe the record of our accomplishments is the best proof of our merit. Hence, we do not brag. We do not make commitments lightly. Once we make a commitment, we devote ourselves completely to meeting that commitment. We compete to our fullest within the law, but we do not slander our competitors and we respect the intellectual property rights of others. With vendors, we maintain an objective, consistent, and impartial attitude. We do not tolerate any form of corrupt behavior or politicking. When selecting new employees, we place emphasis on the candidates' qualifications and character, not connections or access.

Customer Partnership – At TSMC, customers come first. Their success is our success, and we value their ability to compete as we value our own. We strive to build deep and enduring relationships with our customers, who trust and rely on us to be part of their success over the long term.

Innovation – Innovation is the wellspring of TSMC's growth, and is a part of all aspects of our business, from strategic planning, marketing and management, to technology and manufacturing. At TSMC, innovation means more than new ideas, it means putting ideas into practice.

Commitment – TSMC is committed to the welfare of customers, suppliers, employees, shareholders, and society. These stakeholders all contribute to TSMC's success, and TSMC is dedicated to serving their best interests. In return, TSMC hopes all these stakeholders will make a mutual commitment to the Company.



TSMC 20th ANNIVERSARY

TSMC was founded on February 21, 1987. In these past 20 years, TSMC has grown to become the world's largest provider of semiconductor foundry services and a technology leader in the semiconductor industry.

1987

TSMC founded

Fab 1
Fab 1, a six-inch fab, is leased from ITRI

1988

TSMC North America
TSMC establishes North American subsidiary

1990

Fab 2
Fab 2 completed and begins operations

1991

TSMC begins mask manufacturing

1993

TSMC Europe
TSMC establishes European subsidiary

1994

TSMC lists shares on Taiwan Stock Exchange

1995

Fab 3
Fab 3, TSMC's first eight-inch fab, completed and begins operations

WaferTech
TSMC establishes subsidiary WaferTech LLC in Washington State, USA

BusinessWeek ranks TSMC among "Taiwan's New Asian Giants" as a representative of "Professional Management"

● Revenue Growth

TSMC's revenues have grown steadily in the past 20 years, reaching a record high NT$317.41billion in 2006.



Unit: NT$ billion
300
250
200
150
100
50
0
255.9
264.6
317.4
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

● 20 Years of Technology Innovation

When TSMC was first established, our technology l
With hard work and innovation, TSMC began to ca
the 0.13 micron generation, and has joined the fro



1.5μm
1.2μm
1.0μm
0.8μm
0.6μm
0.5μm
0.35μm
1988 1989 1990 1991 1992 1993 1994 1995 1996



F.C. Tseng
Vice Chairman

Morris Chang
Chairman

Rick Tsai
President and CEO

LETTER TO SHAREHOLDERS

Dear Shareholders,

As TSMC enters its 20th year as a public company, we take great pride in continuing our focus on growing shareholder value while maintaining market leadership in the dedicated semiconductor foundry segment that we created in 1987. During 2006, TSMC registered double-digit growth in full-year revenues and earnings from a year earlier. Nevertheless, an inventory correction that began in the third quarter in 2006 persisted through the first quarter of 2007. But, we expect demand to improve steadily through the remainder of the year.

Financial Results

Revenue for 2006 totaled NT$317.41 billion, an increase of 19.1% compared with NT$266.57 billion in 2005. Net income increased 35.7% to NT$127.01 billion in 2006 compared with NT$93.58 billion in 2005. Diluted earnings per share in 2006 increased 35.5% to NT$4.92 compared with NT$3.63 the previous year. In US dollars, TSMC in 2006 generated revenue of US$9.76 billion, an increase of 17.7%, and net income of US$3.91 billion, an increase of 34.2%. Among other highlights in 2006, TSMC achieved:

- Total average billing utilization of 102%
- Average gross profit margin of 49.1%
- Average operating profit margin of 40.1%

During the year, TSMC provided 7.06 million eight-inch equivalent wafer capacities, representing about 7% of worldwide IC wafer supply, and it shipped more than 7.2 million eight-inch equivalent wafers, representing about 8% of global IC wafer shipment.

Major Accomplishments

During 2006, TSMC achieved several noteworthy accomplishments:

- 49% of wafer sales were generated from advanced process technologies (i.e., 0.13-micron and below), and 65-nanometer process moved into volume production.
- TSMC's continual emphasis on cost improvement and manufacturing efficiencies generated more than US$3.8 billion free cash flow (for the ninth consecutive year) supporting its strong commitment to cash dividend.
- TSMC unveiled the industry's first 65-nm Design-for-Manufacturing (DFM) Ecosystem. Using TSMC's DFM platform, our customers can reduce the design complexity and utilize the same manufacturing data independent of the design tools that they select. Therefore, we will be able to assist our customers to improve efficiencies, shorten the design cycle, and accelerate time-to-volume and time-to-market.
- Early in 2006, TSMC's immersion lithography program produced nearly defect-free test wafers with acceptable parameters for volume manufacturing, using our proprietary techniques in 65-nanometer process. Ongoing efforts to further develop this technology to commercialize it are underway.

A Vision for Continued Growth

The foundry segment, driven by TSMC's successes, is of vital importance to the ongoing viability and growth of the semiconductor industry. Today, foundry segment revenues are approximately 10% of total semiconductor revenue, while the revenue generated by foundry customers accounts for nearly 25% of overall semiconductor revenues.

While there is every reason to anticipate that foundries will increase their importance in the semiconductor supply chain, it is equally clear that growth of the overall IC market has slowed since the beginning of the 21st Century. In order to sustain growth, we intend to expand into new CMOS logic IC product markets by providing an increasingly broad portfolio of CMOS logic and derivative technologies to address memory, analog, high performance logic or image sensor applications. Concurrently, we will continue our efforts in strengthening our ability to create a much deeper and broader relationship with each of our customers. This integrated relationship with customers will require a much greater information flow between the design and foundry teams, and optimization of both design and process technology to meet product requirements. TSMC's robust DFM platform and efficient manufacturing capabilities will bring win-win benefit to this collaborative partnership and ensure the continual success of the foundry business model.

Major Events

Corporate Governance, Social Responsibility and Innovation: TSMC is a model for corporate governance in Taiwan. For example, in 2002, we were the first Taiwan company to establish an audit committee. Again, in 2006 we were the first Taiwan publicly traded company to see its shareholders eliminate the Supervisor position (effective January 1, 2007) thereby consolidating the Supervisor responsibilities into the audit committee. Today, we have four independent directors.



Also, as you can see in our Annual Report, TSMC proudly received a number of awards in 2006 for its excellence in corporate governance and social responsibility. For example, TSMC won the *Globalviews Magazine's* 2006 Corporate Social Responsibility Award in the Large Cap category for the second consecutive year. And, during 2006, TSMC was also recognized for our efforts in innovation when TSMC received the Outstanding Corporate Innovation Award from the Ministry of Economic Affairs (MOEA) of the Republic of China.

Change in Employee Profit Sharing: In light of new government regulations effective in 2008, TSMC, with the support from its Board of Directors, decided to take an early leadership position on profit sharing. In November 2006 TSMC was the first Taiwan company to announce a change in its profit sharing mechanism in order to better balance the interests of TSMC's employees and its shareholders.

Outlook

While the semiconductor industry grew between 8% and 9% in 2006 the outlook for 2007 is for the industry to grow more moderately. Although TSMC outpaced the industry in 2006, we anticipate a slower growth environment in the short term. Nevertheless, with our continued leadership in the foundry segment we are confident that we will experience over the mid-to-long term strong growth and return on investment to shareholders.



Morris Chang
Chairman



Rick Tsai
President and CEO

Company
Pro

As the world's largest dedicated semiconductor foundry, TSMC serves a diverse array of customers with products ranging across the spectrum of personal computer, consumer electronics, communications, and automotive applications.



1. An Introduction to TSMC

TSMC is the world's largest dedicated semiconductor foundry. Founded on February 21, 1987 and headquartered in Hsinchu, Taiwan, TSMC pioneered the dedicated semiconductor foundry business model of focusing on manufacturing customers' product designs. The company does not design, manufacture, or market semiconductor products under its own brand name, ensuring that TSMC does not compete directly with its customers.

TSMC's diverse global customer base ensures that TSMC-manufactured microchips are used in a broad variety of applications, including automotive, consumer electronics, personal computers, and telecommunications.

TSMC

PIONEERED

the Dedicated Semiconductor Foundry Business Model

Capacity of TSMC-managed manufacturing facilities, including subsidiaries and joint ventures, totaled 7.06 million eight-inch equivalent wafers in 2006. In Taiwan, TSMC operates two advanced 12-inch wafer fabs, four eight-inch wafer fabs, and one six-inch wafer fab. TSMC also manages two eight-inch fabs at wholly owned subsidiaries: Wafertech in the United States and TSMC (Shanghai) Company, Ltd. in China. In addition, TSMC obtains eight-inch wafer capacity from other companies in which TSMC has an equity interest in.

TSMC provides customer service through account management and engineering service offices in the United States, Europe, Japan, China, South Korea, and India. The company employed more than 20,000 people worldwide as of the end of 2006.

TSMC is the first foundry to provide 65nm production capability. In addition to general-purpose logic process technology, TSMC supports the wide-ranging needs of its customers with embedded non-volatile memory, embedded DRAM, mixed signal/RF, high voltage, CMOS image sensor, color filter, and silicon germanium technologies. In 2006, TSMC received the Outstanding Corporate Innovation Award from the Ministry of Economic Affairs (MOEA) of the Republic of China.

The company is listed on the Taiwan Stock Exchange (TSE) under the ticker number 2330 and its American Depositary Shares trade on the New York Stock Exchange (NYSE) under the symbol of TSM.

2. Business Activities

2.1 Business Scope

The core business of TSMC is silicon foundry, or the manufacturing of semiconductor devices according to customer orders and design. To support our core manufacturing business, TSMC also provides design services, mask design and manufacturing services, semiconductor packaging and testing services, and a portfolio of licensable intellectual property.

2.2 Customer Applications

TSMC manufactures chips for a broad customer base covering a wide range of applications. Applications using TSMC-manufactured microchips include mobile phones, computers and peripherals, wireline telecommunications networks, automotive and industrial equipment, as well as consumer electronics such as DVD players, digital televisions, game consoles, digital music players, and digital still cameras.

2.3 Shipments and Sales Amount in 2006 and 2005

Unit: Shipments (8-inch equivalent wafers) / Amount (NT$ thousands)

		2006		2005	
		Shipments	Amount	Shipments	Amount
Wafer	Domestic	1,087,883	30,516,433	991,870	26,895,512
	Export	5,670,064	242,605,517	4,356,434	204,286,181
Package	Domestic	104	8,399	137	10,808
	Export	438,599	20,856,989	273,546	14,366,355
Other	Domestic	13,968	2,888,520	14,601	2,103,030
	Export	41,045	17,005,777	40,128	16,926,478
Total	Domestic	1,101,955	33,413,352	1,006,608	29,009,350
	Export	6,149,708	280,468,283	4,670,108	235,579,014

2.4 Production in 2006 and 2005

Unit: Capacity / Output (8-inch equivalent wafers) / Amount (NT$ thousands)

Wafers			
Year	Capacity	Output	Amount
2006	7,061,856	7,154,333	147,668,232
2005	5,954,600	5,451,384	138,182,812



3. Organization

3.1 Organization Chart

As of 02/28/2007



Shareholders' Meeting
Board of Directors
Chairman
Vice Chairman
President & CEO
Research & Development
Information Technology
Design & Technology Platform
Human Resources
Quality & Reliability
Corporate Planning
Worldwide Sales & Service
Corporate Development
Materials Management & Risk Management
Operations Organization I
Operations Organization II
Finance & Spokesperson
Legal
TSMC (Shanghai)
Internal Audit
TSMC North America
TSMC Japan
TSMC Europe
Asia/Pacific Business

Note: The Audit Committee took over the duties of Supervisors starting from January 1, 2007, and the Supervisors were terminated as of December 31, 2006.

3.2 Major Corporate Function

Research & Development

- Advanced technology research and development, and exploratory research development

Information Technology

- Information infrastructure, e-business strategy, and information systems development and operation

Design & Technology Platform

- Design services and technology platform development

Human Resources

- Human Resources management and organizational development

Quality & Reliability

- Quality and reliability management

Corporate Planning

- Production planning and control, industrial engineering, and operational efficiency

Worldwide Sales & Service

- Brand Management – corporate brand management
- Corporate Pricing – product pricing management
- Customer Service – customer loyalty and solutions management
- Regional Operations – business development and account services for the North American, European, Japanese, and Asian regions

Corporate Development

- Technology and services marketing
- Corporate strategy and business development

Materials Management & Risk Management

- Purchasing, warehousing, import and export, logistics support, industrial safety, and environmental protection

Operations Organization I

- Manufacturing Operations (Fabs 2, 3, 5, 6, and 8), product engineering, back-end operations, and mainstream technology capacity management

Operations Organization II

- Manufacturing Operations (Fabs 12 and 14), new fab planning, manufacturing technology integration, manufacturing and engineering of advanced products, advanced technology operations development, and mask manufacturing

Finance & Spokesperson

- Finance and accounting services including investor relations, public relations, treasury, tax, asset management, strategic investment, and financial and accounting management
- Corporate spokesperson

Legal

- Corporate legal affairs, contracts and patents, and other intellectual property management

TSMC (Shanghai)

- Business strategy and development, manufacturing operations, and account services in China

Internal Audit

- Internal audit and process compliance



4. Management Team



Rick Tsai

President and Chief Executive Officer



Stephen T. Tso

Senior Vice President and Chief Information Officer Information Technology and Materials Management/Risk Management



Kenneth Kin

Senior Vice President, Worldwide Sales and Service



C.C. Wei

Senior Vice President, Operations Organization I



Mark Liu

Senior Vice President, Operations Organization II



M.C. Tzeng

Vice President, Operations Organization I



Richard Thurston

Vice President and General Counsel



Lora Ho
Vice President, Chief Financial Officer and Spokesperson



P.H. Chang
Vice President, Human Resources



Jason C.S. Chen
Vice President, Corporate Development



Wei-Jen Lo
Vice President, Research and Development



Fu-Chieh Hsu
Vice President, Design and Technology Platform



Jack Sun
Vice President, Research and Development



Jan Kees van Vliet
Senior Director, Internal Audit



L.C. Tu
Senior Director, Corporate Planning

4.1 Information Regarding Management Team

Title / Name	Date Effective (Note)	Shareholding		Spouse & Minor		TSMC Shareholding by Nominee Arrangement (Shares)
		Shareholding	%	Shareholding	%	
President & Chief Executive Officer Rick Tsai	07/01/2005	27,813,033	0.11%	-	-	-
Senior Vice President Worldwide Sales & Service Kenneth Kin	07/04/2001	4,115,712	0.02%	-	-	-
Senior Vice President & Chief Information Officer Information Technology & Materials Management/ Risk Management Stephen T. Tso	12/31/2004	12,679,960	0.05%	-	-	-
Senior Vice President Operations Organization I C.C. Wei	12/01/2005	6,575,457	0.03%	258	0.00%	-
Senior Vice President Operations Organization II Mark Liu	12/01/2005	10,878,953	0.04%	-	-	-
Vice President Operations Organization I M.C. Tzeng	01/01/2002	6,166,082	0.02%	133,149	0.00%	-
Vice President & General Counsel Richard Thurston	01/02/2002	2,733,369	0.01%	-	-	-
Vice President Chief Financial Officer & Spokesperson Lora Ho	09/08/2003	4,549,431	0.02%	190,011	0.00%	-
Vice President Human Resources P.H. Chang	02/17/2004	2,612,397	0.01%	-	-	-
Vice President Corporate Development Jason C.S. Chen	03/31/2005	930,991	0.00%	4,102	0.00%	-
Vice President Design & Technology Platform Fu-Chieh Hsu	03/31/2006	175,000	0.00%	-	-	-
Vice President Research & Development Wei-Jen Lo	06/05/2006	1,050,576	0.00%	-	-	-
Vice President Research & Development Jack Sun	06/23/2006	4,613,385	0.02%	-	-	-
Senior Director Corporate Planning L.C. Tu	06/25/2002	8,210,400	0.03%	1,233,831	0.00%	-
Senior Director Internal Audit Jan Kees van Vliet	10/15/2003	1,033,562	0.00%	-	-	-

Note: The date effective means the offical date for that position.

As of 02/28/2007

Education & Selected Past Positions	Selected Current Positions	Managers Who are Spouses or within Second-degree Relative of Consanguinity to Each Other		
		Title	Name	Relation
Ph.D., Material Science, Cornell University, USA Executive Vice President, Worldwide Marketing and Sales, TSMC COO, TSMC President, Vanguard International Semiconductor Corp.	Director, TSMC subsidiary companies	-	-	-
Ph.D., Nuclear Engineering and Applied Physics, Columbia University, USA Vice President, Worldwide Sales & Services, IBM Microelectronics Division	-	-	-	-
Ph.D., Materials Science & Engineering, University of California, Berkeley, USA President, WaferTech, LLC Senior Vice President, Operations, TSMC	Director, TSMC subsidiary companies	-	-	-
Ph.D., Electrical Engineering, Yale University, USA Vice President, South Site Operation, TSMC Senior Vice President, Chartered Semiconductor Manufacturing Ltd.	Director, TSMC subsidiary companies Director, TSMC affiliated companies	-	-	-
Ph.D., Electrical Engineering & Computer Science, University of California, Berkeley, USA Vice President, South Site Operation, TSMC President, Worldwide Semiconductor Manufacturing Corp.	Director, TSMC affiliated companies	-	-	-
Master, Applied Chemistry, Chungyuan University, Taiwan Senior Director, Fab 2 Operation, TSMC	-	Department Manager	M.J. Tzeng	Siblings
J.D., Rutgers School of Law, State University of New Jersey, USA Ph.D., History, University of Virginia, USA Partner, Haynes Boone, LLP. Vice President Corporate Staff, Assistant General Counsel, Texas Instruments Incorporated	Director, TSMC subsidiary companies Director, TSMC affiliated companies	-	-	-
Master, Finance, National Taiwan University, Taiwan Senior Director, Accounting, TSMC Vice President, TI-Acer Semiconductor Manufacturing Corp.	Director and/or Supervisor, TSMC subsidiary companies Director and/or Supervisor, TSMC affiliated companies	-	-	-
Ph.D., Materials Science & Engineering, Purdue University, USA Senior Director, Materials Management, TSMC Vice President, Worldwide Semiconductor Manufacturing Corp.	-	-	-	-
M.S., Business Administration, University of Missouri-Columbia, USA Vice President & Co-Director of Worldwide Sales & Marketing Group, Intel	-	-	-	-
Ph.D.,M.S., Electrical Engineering and Computer Sciences, University of California, Berkeley, USA Chairman and CEO, Monolithic System Technology Inc. Chairman and President, Myson Technology Inc.	-	-	-	-
Ph.D., Solid State Physics & Surface Chemistry, University of California, Berkeley, USA Director, Advanced Technology Development & CTM Plant Manager, Intel	-	-	-	-
Ph.D., Electrical Engineering, University of Illinois, USA Senior Director, Logic Technology Division, TSMC	-	-	-	-
Master, Business Administration, Tulane University, USA Senior Director, Fab 5 Operation, TSMC	-	-	-	-
M.S., Management, Delft/Erasmus University, the Netherlands Senior Director, Pricing & Business Process, TSMC Chief Financial Officer & member of the Board of Management, Philips Taiwan	-	-	-	-

4.2 Compensation Paid to President and Vice Presidents

Title	Name	Salary (NT$ thousands)		Bonus & Perquisite (NT$ thousands) (Note 2)		
		TSMC	Consolidated Subsidiaries of TSMC	TSMC	Consolidated Subsidiaries of TSMC	TSMC Cash Amount (NT$ thousands)
President & Chief Executive Officer	Rick Tsai					
Senior Vice President Worldwide Sales & Service	Kenneth Kin					
Senior Vice President & Chief Information Officer Information Technology & Materials Management/ Risk Managemen	Stephen T. Tso					
Senior Vice President Operations Organization I	C.C. Wei					
Senior Vice President Operations Organization II	Mark Liu					
Vice President Operations Organization I	M.C. Tzeng					
Vice President & General Counsel	Richard Thurston	49,224	49,224	17,529	17,529	222,500
Vice President, Chief Financial Officer & Spokesperson	Lora Ho					
Vice President Human Resources	P.H. Chang					
Vice President Corporate Development	Jason C.S. Chen					
Vice President Design & Technology Platform	Fu-Chieh Hsu (Note 3)					
Vice President Research & Development	Wei-Jen Lo					
Vice President Research & Development	Jack Sun (Note 4)					

Note 1: Total compensation paid to TSMCs President and Vice Presidents in 2005 was NT$1,328,055 thousand (1.42% of 2005 net income). Employee profit sharing distribution in 2007 with respect to 2006 earnings is preliminary at the time of printing this report, and it has not been approved by shareholders yet. Please visit TSMC's website for an update.

Note 2: Includes allowances for company cars. Compensation paid to the drivers totaled NT$6,998 thousand.

Note 3: Mr. Fu-Chieh Hsu joined TSMC on March 31, 2006.

Note 4: Mr. Jack Sun was promoted on June 23, 2006.

Compensation Paid to Individual President and Vice Presidents (Note)

	President and Vice Presidents	
	Year 2006	
	TSMC	Consolidated Subsidiaries of TSMC
Under NT$2,000,000	0	0
From NT$2,000,000 to NT$5,000,000	0	0
From NT$5,000,000 to NT$10,000,000	0	0
From NT$10,000,000 to NT$15,000,000	0	0
From NT$15,000,000 to NT$30,000,000	0	0
From NT$30,000,000 to NT$50,000,000	0	0
From NT$50,000,000 to NT$100,000,000	5	5
Over NT$100,000,000	8	8
Total	13	13

Note: Employee profit sharing distribution in 2007 with respect to 2006 earnings is preliminary at the time of printing this report, and it has not been approved by shareholders yet. Please visit TSMC's website for an update.

Employee Profit Sharing (Note 1)			Total Compensation to President & VPs as % of 2006 Net Income (Note 1)		Cumulative ESOP Exercisable Shares		Compensation or Fees Received from Investments Other than Subsidiary
	Consolidated Subsidiaries of TSMC						
Stock Market Value (NT$ thousands)	Cash Amount (NT$ thousands)	Stock Market Value (NT$ thousands)	TSMC	Consolidated Subsidiaries of TSMC	TSMC (K shares)	Consolidated Subsidiaries of TSMC	
1,501,875	222,500	1,501,875	1.41%	1.41%	2,828	2,828	None

4.3 Employee Profit Sharing Granted to Management Team (Note 1)

<table>
<tr><th>Title</th><th>Name</th><th>Profit Sharing Stock Market Value (NT$ thousands)</th><th>Profit Sharing Cash Amount (NT$ thousands)</th><th>Total Profit Sharing Value (NT$ thousands)</th><th>Total Profit Sharing Value to Management Team as % of 2006 Net Income</th></tr>
<tr><td>President &
Chief Executive Officer</td><td>Rick Tsai</td><td rowspan="15">1,587,999</td><td rowspan="15">235,259</td><td rowspan="15">1,823,258</td><td rowspan="15">1.44%</td></tr>
<tr><td>Senior Vice President
Worldwide Sales & Service</td><td>Kenneth Kin</td></tr>
<tr><td>Senior Vice President & Chief Information Officer
Information Technology & Materials Management/
Risk Managemen</td><td>Stephen T. Tso</td></tr>
<tr><td>Senior Vice President
Operations Organization I</td><td>C.C. Wei</td></tr>
<tr><td>Senior Vice President
Operations Organization II</td><td>Mark Liu</td></tr>
<tr><td>Vice President
Operations Organization I</td><td>M.C. Tzeng</td></tr>
<tr><td>Vice President &
General Counsel</td><td>Richard Thurston</td></tr>
<tr><td>Vice President,
Chief Financial Officer & Spokesperson</td><td>Lora Ho</td></tr>
<tr><td>Vice President
Human Resources</td><td>P.H. Chang</td></tr>
<tr><td>Vice President
Corporate Development</td><td>Jason C.S. Chen</td></tr>
<tr><td>Vice President
Design & Technology Platform</td><td>Fu-Chieh Hsu (Note 2)</td></tr>
<tr><td>Vice President
Research & Development</td><td>Wei-Jen Lo</td></tr>
<tr><td>Vice President
Research & Development</td><td>Jack Sun (Note 3)</td></tr>
<tr><td>Senior Director
Corporate Planning</td><td>L.C. Tu</td></tr>
<tr><td>Senior Director
Internal Audit</td><td>Jan Kees van Vliet</td></tr>
</table>

Note 1: Employee profit sharing distribution in 2007 with respect to 2006 earnings is preliminary at the time of printing this report, and it has not been approved by shareholders yet. Please visit TSMC's website for an update.

Note 2: Mr. Fu-Chieh Hsu joined TSMC on March 31, 2006.

Note 3: Mr. Jack Sun was promoted on June 23, 2006.

4.4 Net Change in Shareholding and Net Change in Shares Pledged by Directors, Supervisors, Management, and Shareholders with 10% Shareholding or More (Note 1)

Unit: Share

Title / Name	2006		01/01/2007~02/28/2007	
	Net Change in Shareholding	Net Change in Shares Pledged (Note 2)	Net Change in Shareholding	Net Change in Shares Pledged (Note 2)
Chairman Morris Chang	3,379,247	-	-	-
Director Koninklijke Philips Electronics N.V. Representative: J.C. Lobbezoo (Note 3)	121,942,231	-	-	-
Vice Chairman F.C. Tseng	(866,244)	-	(250,000)	-
Independent Director Stan Shih	42,459	-	-	-
Director National Development Fund, Executive Yuan Representative: Chintay Shih	47,434,261	-	-	-
Independent Director Sir Peter Leahy Bonfield	-	-	-	-
Independent Director Lester Carl Thurow	-	-	-	-
Director & President & CEO Rick Tsai	2,216,238	-	(250,000)	-
Independent Director Carleton (Carly) S. Fiorina	-	-	-	-
Senior Vice President Kenneth Kin	806,852	-	(51,000)	-
Senior Vice President & CIO Stephen T. Tso	714,580	-	(71,000)	-
Senior Vice President C.C. Wei	1,079,378	-	(54,000)	-
Senior Vice President Mark Liu	1,021,161	-	(170,000)	-
Vice President M.C. Tzeng	847,481	1,200,000	(27,000)	-
Vice President & General Counsel Richard Thurston	554,158	-	(75,000)	-
Vice President, CFO & Spokesperson Lora Ho	857,039	-	-	-
Vice President P.H. Chang	779,487	-	-	-
Vice President Jason C.S. Chen	600,991	-	(40,000)	-
Vice President Fu-Chieh Hsu (Note 4)	175,000	-	-	-
Vice President Wei-Jen Lo	588,024	-	(60,000)	-
Vice President Jack Sun (Note 4)	813,495	-	-	-
Senior Director L.C. Tu	270,573	-	(46,000)	-
Senior Director Jan Kees van Vliet	228,923	-	-	-

Note 1: The tenure of Mr. Michel Besseau, our former Supervisor (representative of Koninklijke Philips Electronics N.V.), expired on May 16, 2006; and the tenure of Mr. James C. Ho (representative of National Development Fund, Executive Yuan) and Mr. Michael E. Porter, our former Supervisors, expired on December 31, 2006.

Note 2: This refers to the creation of security interest over TSMC shares in favor of creditors, usually in connection with a shareholder's own financing activities.

Note 3: Koninklijke Philips Electronics N.V. resigned from TSMC's Board on March 9, 2007.

Note 4: Net change in shareholding or shares pledged from 05/16/2006 to 12/31/2006.

4.5 Stock Trade with Related Party: None.

4.6 Stock Pledge with Related Party: None.

5. Long-term Investments Ownership

As of 12/31/2006

Long-term Investment	Ownership by TSMC (1)		Direct/Indirect Ownership by Directors, Supervisor & Management (2)		Total Ownership (1) + (2)	
	Shares	%	Shares	%	Shares	%
Equity Method:						
TSMC International Investment, Ltd.	987,968,244	100.0%	0	0%	987,968,244	100.0%
TSMC Partners, Ltd.	300,000	100.0%	0	0%	300,000	100.0%
TSMC Global, Ltd.	1,284	100.0%	0	0%	1,284	100.0%
TSMC North America	11,000,000	100.0%	0	0%	11,000,000	100.0%
TSMC Europe B.V.	200	100.0%	0	0%	200	100.0%
TSMC Japan Limited	6,000	100.0%	0	0%	6,000	100.0%
TSMC Korea Limited	80,000	100.0%	0	0%	80,000	100.0%
Chi Cherng Investment Co., Ltd.	Not Applicable (Note 2)	35.7% (Note 4)	0	0%	Not Applicable (Note 2)	35.7% (Note 4)
Hsin Ruey Investment Co., Ltd.	Not Applicable (Note 2)	35.7% (Note 5)	0	0%	Not Applicable (Note 2)	35.7% (Note 5)
TSMC (Shanghai) Company Limited	Not Applicable (Note 2)	100.0%	0	0%	Not Applicable (Note 2)	100.0%
Systems on Silicon Manufacturing Co. Pte Ltd.	463,350	38.8%	0	0%	463,350	38.8%
Vanguard International Semiconductor Corp.	442,261,804	26.8%	437,918,380	26.5% (Note 1)	880,180,184	53.3%
Global UniChip Corp.	41,263,171	37.9%	0	0%	41,263,171	37.9%
Emerging Alliance Fund, L.P.	Not Applicable (Note 2)	99.5%	0	0%	Not Applicable (Note 2)	99.5%
VentureTech Alliance Fund II, L.P.	Not Applicable (Note 2)	98.0%	0	0%	Not Applicable (Note 2)	98.0%
VentureTech Alliance Fund III, L.P.	Not Applicable (Note 2)	98.0%	0	0%	Not Applicable (Note 2)	98.0%
Cost Method:						
Non-Publicly Traded						
United Industrial Gases Co. Ltd.	16,782,937	9.9%	Not Available (Note 3)	Not Available (Note 3)	16,782,937	9.9%
Shin-Etsu Handotai Taiwan Company Ltd.	10,500,000	7.0%	Not Available (Note 3)	Not Available (Note 3)	10,500,000	7.0%
Hontung Venture Capital Co., Ltd.	2,632,867	10.5%	Not Available (Note 3)	Not Available (Note 3)	2,632,867	10.5%
W.K. Technology Fund IV	4,000,000	1.9%	Not Available (Note 3)	Not Available (Note 3)	4,000,000	1.9%
Funds:						
Horizon Ventures Fund	Not Applicable (Note 2)	12.1%	Not Applicable (Note 2)	Not Available (Note 3)	Not Applicable (Note 2)	12.1%
Crimson Asia Capital	Not Applicable (Note 2)	1.1%	Not Applicable (Note 2)	Not Available (Note 3)	Not Applicable (Note 2)	1.1%

Note 1: 26.5% represents the shareholding owned by National Development Fund, Executive Yuan

Note 2: Not applicable. These firms do not issue shares. TSMC's investment is measured as a percentage of ownership.

Note 3: Not available. Not all information is available to TSMC as of the report date.

Note 4: TSMC directly owns 35.7% and indirectly owns 64.3% in Chi Cherng Investment Co. Ltd., through Hsin Ruey Investment Co., Ltd.

Note 5: TSMC directly owns 35.7% and indirectly owns 64.3% in Hsin Ruey Investment Co., Ltd., through Chi Cherng Investment Co. Ltd.

6. Employees

6.1 Human Capital

TSMC encourages all of its employees to constantly expand their professional knowledge, project a positive work attitude, demonstrate affirmative values, exhibit ethical conduct, and make a firm and genuine commitment to succeed as a member of the TSMC team. Believing that an inspiring work environment promotes innovation. TSMC strives to provide its employees with productive workplace conditions, rewarding professional challenges, and substantial career development support.

In 2006, TSMC was designated "Most Admired Company in Taiwan" by *Commonwealth Magazine* for a tenth consecutive year and ranked by a *Cheers Magazine* poll as the most desired workplace for new graduates.

TSMC's workforce numbered 20,202 people at the end of 2006, reflecting an increase of 2.9 percent from the end of 2005. In 2006, TSMC recruited 152 managers, 1,210 professionals and 1,044 technicians during the year. By the end of February 2007, TSMC's total workforce stood at 20,181.

At the end of 2006, TSMC employed a total of 2,243 managers and 7,550 professionals. Of the managers, 10.9 percent were female. Non-Taiwanese nationals comprised 3.1 percent of TSMC's workforce at the managerial and professional level. By the end of February 2007, there were 2,255 managers and 7,594 professionals.

Among TSMC's staff, 2.7 percent hold Ph.D. degrees, 29.7 percent hold Masters degrees, 19.1 percent hold Bachelors degrees, 21.5 percent hold other higher education degrees, and 27 percent hold a high school diploma. The following tables summarize TSMC's workforce structure:

TSMC Workforce Structure by Education Degree

	12/31/2005	12/31/2006	02/28/2007
Ph.D.	475	553	568
Master	5,464	6,002	6,064
Bachelor	3,601	3,856	3,835
Other Higher Education	4,510	4,331	4,294
High School	5,592	5,460	5,420
Total	19,642	20,202	20,181

TSMC Workforce Structure by Job Title

	12/31/2005	12/31/2006	02/28/2007
Managers	2,012	2,243	2,255
Professionals	7,145	7,550	7,594
Assistant Engineer/Clerical	684	620	616
Technician	9,801	9,789	9,716
Total	19,642	20,202	20,181

TSMC Workforce Structure by Gender, Age, and Years Served

		12/31/2005	12/31/2006	02/28/2007
Gender	Male	45.7%	46.5%	46.7%
	Female	54.3%	53.5%	53.3%
Average Age		31.0	31.7	31.87
Average Years of Service		5.1	5.6	5.76

6.2 Recruitment

Attracting and retaining the right talent is one of the key objectives of TSMC's human resources strategies. TSMC believes in equal opportunity employment and values the diversity in our staff's contributions toward our corporate culture and our spirit of innovation. Recruitment is conducted via open selection and is based on the candidate's ability to fulfill the needs of each position, regardless of race, gender, age, religion, nationality, or political affiliation.

In order to seek out talented people around the world who share the company's values, TSMC employs innovative methods involving campus programs, summer internships, and employment seminars or fairs.

6.3 People Development

Continuous learning is the cornerstone of TSMC's employee development policy. TSMC provides employees with a wide range of technical, professional and management training programs. Each employee has an individual development plan, customized to their development needs. Employee development is further supported and enforced by a comprehensive and integrated network of resources including on-the-job training, coaching, mentoring, job rotation, on-site courses, e-learning, and external learning opportunities. TSMC not only engages external experts to be trainers, but also educates and arranges for hundreds of internal trainers to offer training courses.



6.4 Employee Satisfaction

TSMC is committed to fostering a dynamic and fun work environment. In line with this commitment, a number of programs have been launched to enhance employee motivation, promote employee welfare, and facilitate communication between the company and its employees. These programs include:

- Multifaceted Employee Welfare: TSMC offers a number of employee welfare programs and benefits such as flexible work hours, paid holidays and variety of employee activities such as TSMC Sports Day, Family Day, the Engineer Festival, and various social clubs.
- Employee Recognition: TSMC recognizes employee contributions in different areas through a number of programs. In addition to TSMC's internal Employee Role Model Awards, Innovation & Customer Partnership Award, employees are also encouraged to apply for certain external awards. In 2006, TSMC employees won the Top 10 National Outstanding Manager Award, the Outstanding Young Engineer Award, and the Ministry of Economic Affairs' Team and Individual Awards for Industrial and Technology Development.



TSMC is Committed to Fostering a DYNAMIC AND FUN Work Environment

- Open Communications: TSMC conducts regular communication activities with employees, including regular communication meetings at different levels, Executive & Manager Communications Kits, and the bimonthly *Silicon Garden Magazine* to engage employees and their families. We respect our employees' views; they can offer suggestions to the Company through channels such as the Employee Suggestion Box, Employee Voice Collection Network, the "Fab Caring Circle" for work environment related issues, and the Corporate Ombudsman system and Board of Directors' audit committee for feedback regarding significant management issues or finance related concerns. In addition, TSMC conducts an annual Employee Satisfaction Survey to understand and measure the involvement and engagement of employees at various levels.

6.5 Retention

TSMC believes talent is its most important resource and retention of talent is the common goal and responsibility of managers at all levels. TSMC has implemented retention programs such as a "Buddy System" that helps new employees learn and become integrated into their teams by pairing them up with a more experienced partner. The Human Resources department also maintains a call center to help its employees with work and life issues. TSMC encourages all management to offer employees opportunities to cultivate professional knowledge and career opportunities, as well as help them maintain a healthy work/life balance.

Between January 1, 2006 and February 28, 2007, there were no labor disputes that resulted in loss to TSMC.

6.6 Compensation

TSMC's compensation program includes cash compensation and profit sharing. Cash compensation includes the monthly salary, and a quarterly variable incentive bonus. Employees are entitled to no less than one percent of our net income after a deduction based on losses of previous years and contributions to legal and special reserves. The purpose of this profit-sharing bonus is to reward employees' contributions appropriately, to encourage employees to work consistently to ensure the success of TSMC, and to link employees' interests with those of TSMC's shareholders. The amount and form of the distribution are determined by the Board of Directors based on the Compensation Committee's recommendation and are subject to shareholders' approval at the Annual General Meeting. The company's earlier practice was to determine the amount of the profit-sharing bonus based on operating results and industry practice in the Republic of China. Individual awards are based on each employee's job responsibility, contribution, and performance.

In addition to providing employees of TSMC's overseas subsidiaries with a locally competitive base salary, the company grants short-term and long-term bonuses as a part of total compensation. The performance bonus is a short-term incentive and is granted in line with local regulations, market practices, and the overall operating performance of each subsidiary. The long-term incentive bonus is awarded based on TSMC financial performance and is vested over the course of several years in order to encourage long-term employee commitment and development within the company.

6.7 Retirement Policy

TSMC's retirement policy is in accordance with the provisions in the Labor Standards Law and Labor Pension Act of the Republic of China.



7. TSMC Worldwide



TSMC Europe B.V.
TSMC Japan Limited
TSMC Korea Limited
WaferTech
TSMC North America
TSMC (Shanghai) Company Limited
TSMC Headquarters & Fab 12
Fab 2, Fab 3
Fab 5, Fab 6
Fab 8, Fab 14
TSMC Liaison Office in India
SSMC

TSMC's Trinity of Strengths

TSMC's value proposition comes from its trinity of strengths: technology leadership, manufacturing excellence, and customer partnership. These three strengths are the pillars that support the success of TSMC and all its customers.




15
20

Technology Leadership

1. R&D Organization and Investment

TSMC increased its research and development investment and expanded its world-class R&D organization in 2006 to provide best-in-class semiconductor technologies and design solutions to our customers. R&D expenditure reached NT$14.6 billion, while R&D staff grew by 13.5 percent during the same period. We plan to continue to invest significant amounts on research and development in 2007, with the goal of maintaining a leading position in the development of advanced process technologies. TSMC also strengthened the capabilities and expanded the capacity of our 300mm R&D pilot line for advanced process development in 2006 to accommodate our growing R&D development activities.

TSMC continued to accelerate the development of transistor, memory, and interconnect technologies. During 2006, the R&D organization was reorganized into exploratory research and platform development organizations to better support TSMC's technology development. We also expanded our external R&D partnership and alliance activities with tool and materials vendors. For example, TSMC is a core member of IMEC, a world-class CMOS R&D consortium in Europe. In addition, TSMC and Freescale completed joint development of cutting edge 65 nanometer SOI technology. TSMC also strengthened its collaborative research effort with key partners for design-process co-optimization, which enables the best technology and design solutions for product success in the complex and challenging nanometer era. Since 2001, TSMC has been funding nanotechnology research at major universities worldwide to promote innovation and the advancement of technology.

2. R&D Accomplishments in 2006

2.1 R&D Highlights

Sixty-five Nanometer Technology

TSMC was the first foundry to qualify production-ready 65 nanometer technology in 2006, beginning with low-power process technology. We continued to expand our 65 nanometer portfolio, successfully completing technology qualification and customer product pilot runs for various technology families including general purpose and triple gate oxide processes.

TSMC's 65 nanometer technology is the company's third-generation semiconductor process employing both copper interconnects and low-k dielectrics. It is a nine-layer metal process with core voltages of 1.0 or 1.2 volts, and I/O voltages of 1.8, 2.5 or 3.3 volts. The new technology offering supports a standard cell gate density twice that of TSMC's 90 nanometer process.

R&D Expenditures

(Amount: NT$ thousands)



14,601,385
13,395,801
2,302,035
2005
2006
01/01/2007–02/28/2007

Sixty-five Nanometer Embedded DRAM

TSMC developed the foundry sector's first functional 65 nanometer embedded DRAM customer product in 2006. TSMC's 65 nanometer embedded DRAM features improved retention time and a low thermal budget module that can be added to the company's standard CMOS process. It is compatible with all 65 nanometer logic libraries making it an efficient process for IP reuse. The process also offers special power saving features for low power applications including sleep mode, partial power cut-off and on-chip temperature compensation.

The 65nm embedded DRAM process is built on up to 10 metal layers using copper low-k interconnect and nickel silicide transistor interconnect. It features a cell size less than a quarter of its SRAM counterpart, and macro densities ranging from 4Mbits to 256Mbits.

65nm Technology Qualified and Production-ready in 2006: First in Foundry

Immersion Lithography

TSMC's immersion lithography program used proprietary techniques to produce nearly defect-free test wafers well within acceptable parameters for volume manufacturing. On initial tests, TSMC's techniques produced less than seven immersion-induced defects on many 12-inch wafers, a defect density of $0.014/cm^2$. Some wafers have yielded defects as low as three per wafer, or $0.006/cm^2$. This compares to several hundred thousand defects produced by a prototype immersion scanner without these proprietary techniques and is significantly better than published champion data in double digits.

TSMC is now focusing on throughput improvement for high-volume manufacturing and cooperating with equipment manufacturers to develop production-ready immersion lithography equipment. TSMC's immersion lithography technology is targeted at our 45 nanometer manufacturing process.

Forty-five Nanometer Technology

TSMC's 45 nanometer technology development made a strong start in 2006. Our test vehicles achieved defect densities of less than 10 per wafer by the end of the year, reaching this important milestone two quarters earlier compared with our 65 nanometer technology development timeline.

Our 45 nanometer technology development also highlights the intimate collaboration between manufacturing and design at this advanced technology node. Having made substantial progress in technology development, we were able to offer our first 45 nanometer low-power design verification shuttle in 2006. This shuttle was the foundry industry's first 45 nanometer design verification shuttle and also the earliest shuttle compared with TSMC's past technology generations. TSMC expects to begin risk production of 45 nanometer technology in the second half of 2007.

2.2 Spectrum of Technologies

In addition to the highlights above, TSMC continued to introduce a rich mix of new technologies. For example:

Mixed Signal/Radio Frequency Technology

TSMC developed and qualified mixed signal/radio frequency (MS/RF) technologies at both 90 nanometer and 65 nanometer generations. The technologies feature a 2.0Ff/μm^2 high-density Metal-Insulator-Metal (MIM) capacitor, a 3.3 micron Ultra Thick Metal (UTM) for high quality inductor, and a patented Kaleidoscopic Metal-Over-Metal (K-MOM) capacitor with a greatly improved mismatch compared with traditional MOMs.



Silicon Germanium BiCMOS Technology

TSMC developed a high-voltage version of 0.18 micron Silicon Germanium (SiGe) BiCMOS technology to serve the needs of power amplifier product customers. TSMC's 0.18 micron SiGe technology enables high performance power amplifier applications and provides an integrated solution that is more cost effective compared to GaAs technology.

CMOS Image Sensor Technology

Following the successful mass production of 0.13 micron 4T CMOS image sensors, TSMC developed a high-performance and low-cost 0.11 micron 4T CMOS image sensor process with AlCu backend. This new process is aimed at high-end imaging applications with small pixel size of 1.75 micron and high resolutions of greater than three megapixels. It is compatible with TSMC's 0.13 micron CMOS logic and embedded memory processes, enabling System-on-Chip (SoC) platforms for consumer and industrial applications in mobile phones, digital cameras, security sensors and other image sensor markets.

45nm Design Verification Shuttle: First in Foundry

Flash/Embedded Flash Technology

TSMC demonstrated excellent intrinsic reliability data for automotive applications using flash/embedded flash technology at the 0.18 micron technology node. Our test vehicles achieved very low failure rates for both cycling test and data retention after a bake at 250 degree Celsius. In addition, a programmable fuse IP has been verified on silicon for 0.18 micron high voltage technology. We developed and verified IP with read functionality at 3.3 volt and 1.5 volt Vcc for 0.13 micron embedded flash technology, which meets endurance specifications. TSMC also worked out a very competitive split-gate Flash device for 90 nanometer embedded flash. With this new cell architecture, TSMC can continue the scaling trend of split-gate flash at the 90 nanometer node, improving density by four times compared with the 0.18 micron technology node. A test vehicle has been taped out to verify the new flash device.

Mask Technology

Mask technology is an integral part of advanced lithography. TSMC has developed proprietary resolution-enhancement techniques that are closely optimized with our in-house mask-making technology, including optical proximity correction, phase-shifting, and subresolution-assist mask features. In 2006, we popularized fast Lithography Process Check technology, which is a critical element of Design For Manufacturing. TSMC mask facilities feature state-of-the-art E-beam mask writers, etchers, inspection and repair tools for both R&D and production use. TSMC's strength in mask technology R&D and production provides significant benefits to our customers in terms of technical excellence, quality, fast cycle time, and one-stop service. In 2006, the Company successfully developed high-quality, cost-effective 55 nanometer mask making technology for production, X-metal mask technology, as well as mask technology for the 45 nanometer generation. The Company also developed metrology using e-beam, scatterometry, and electrical techniques to support wafer lithography and mask making.

3. Intellectual Property

A strong portfolio of intellectual property rights strengthens TSMC's technology leadership. In 2006, TSMC received 470 U.S. patents, 463 Taiwan patents, 143 PRC patents, and other patents around the world. TSMC has been ranked by a Ministry of Economic Affairs Special Project on Technology as the number-one Taiwan company in procuring U.S. patents. We have taken initiatives in building the various elements of a model for TSMC's intellectual capital management. Management and use of our intellectual property rights are driven by strategic considerations and business objectives.

At TSMC, we have built a process to extract value from our intellectual property rights. Our IP strategy works in conjunction with our R&D, marketing, and corporate development strategies. Intellectual property rights protect our freedom to operate, enhance our competitive position, and give us leverage to participate in many profit-generating activities. We have worked continuously to improve the quality of our IP portfolio, reduce cost of maintenance, align business strategies with IP strategies, and extract value from our portfolio. IP is an essential element for our ability to attract customers and partners and the basis of collaboration with them. We expect to continue investing in our IP portfolio and the management system to ensure that we receive maximum value from our intellectual property rights.



4. R&D Plans for 2007

Moving forward, TSMC intends to focus on qualification and production of the 45 nanometer logic/mixed signal technology platforms as well as development of a 32 nanometer logic platform. In addition, we will devote intense efforts to qualify the 45 nanometer node with superior transistor performance featuring a strong strained silicon process, in both bulk and silicon-on-insulator. Other development projects include, but are not limited to: 45 nanometer and 65 nanometer embedded DRAM; 65 nanometer mixed signal/RF for communication applications; embedded Flash IP development in 0.13 micron and 90 nanometer technologies; 0.11 micron and 90 nanometer 4T CMOS image sensor technologies.

Our re-organization of R&D in 2006 emphasizes our commitment to maintain our long-term technology lead over competitors in the foundry sector through a strong exploratory technology research program. Also, TSMC will continue its exploratory research team plans to focus on the 22 nanometer node and beyond. We plan to continue exploratory work on new transistors and process technologies such as 3D structures, MRAM, strained-layer CMOS, and novel SoC features. The study of the fundamental physics of nanometer CMOS transistors is now a core facet of our efforts both to improve the understanding and to guide the design of the transistors at advanced nodes. The findings of these studies are being applied to ensure our leadership at the 32 nanometer and 22 nanometer nodes. One of TSMC's goals is to extend Moore's law through innovative in-house work, as well as by collaborating with industry leaders and academia to push the envelope in finding cost effective technology and manufacturing solutions.

TSMC plans to continue working closely with international consortia and photolithography equipment suppliers to ensure the timely development of 193 nanometer high NA scanner technology, liquid immersion lithography, and massively parallel E-Beam direct write and EUV scanner technologies. These technologies are now the mainstay of our process development efforts at the 45 nanometer node and beyond.

TSMC also plans to continue to collaborate with mask inspection equipment suppliers to develop aerial image inspection techniques. This should help to ensure that we can maintain our leadership position in mask quality and cycle time, and continue to meet aggressive R&D, prototyping and production requirements.

Overall, TSMC plans to continue to invest heavily to expand its R&D capabilities. With a highly competent and dedicated R&D team and unwavering commitment to innovation, we are confident of our ability to deliver the best and most cost effective SoC technologies for our customers and to support our business growth.

Manufacturing Excellence

1. TSMC's Manufacturing Capabilities

TSMC is the foundry sector's capacity leader. In 2006, TSMC managed capacity of 7.06 million eight-inch equivalent wafers, an increase of 18.6 percent from 2005. However, capacity is not the only foundation for TSMC's manufacturing excellence. Our flexibility in assurance of supply for diverse customer needs, best-in-class cycle time, agility in meeting customers' capacity needs, ability to quickly ramp up and maintain high yield, accurate delivery, and in-house mask service make manufacturing excellence one of TSMC's core strengths.

Flexible Manufacturing

To serve a diverse customer base, TSMC's fabs have the flexibility to support numerous customers, products, and technologies. Each individual fab can support over one hundred customers and over one thousand different products.

Best-in-class Cycle Time

Our customers depend on TSMC's ability to deliver products with short demand fulfillment cycles. TSMC's production cycle time is the fastest in the foundry sector and is competitive with the leading benchmark manufacturers in the semiconductor industry. TSMC's advanced 12-inch fabs continued to break cycle time records in 2006, supported by integrated planning systems as well as a high degree of automation.

Manufacturing Agility

TSMC adapts to surges in customer demand with large-capacity 12-inch GigaFabs℠ and fab clusters, supporting each other with seamless technology transfer. Customers can usually quickly qualify their products in multiple fabs. TSMC's technology transfer requires the second fab to match the first fab's yield and device performance and strive further for higher performance.

Fast Yield Ramp Up

Fast yield ramp up for new products is crucial to the success of TSMC and our customers. We have developed a comprehensive methodology for transferring technologies from R&D to production to shorten the yield learning curve of leading edge technologies.

TSMC's seamless technology transfer also enables consistent yield when customers transfer production to a second fab. In addition, TSMC vigilantly seeks to maintain yield stability with our effective Yield Loss Prevention System and Yield Deviation Analysis System.

Accurate Delivery

TSMC has a proven record of providing customers with consistent on-time delivery. TSMC has re-engineered its demand fulfillment system and has developed a state-of-the-art manufacturing planning and dispatching system that further enhances the accuracy of deliveries. TSMC's stringent demands for accuracy require that deliveries be neither too late nor too early, as both could affect a customer's just-in-time supply chain management. In 2006, we were able to make over 90 percent of our deliveries within one day of the scheduled delivery date.



Mask Production
Mask technology is an integral part of advanced lithography, and TSMC's in-house mask shop is one of the world's largest mask making facilities, providing our customers with one-stop service for prototyping with short cycle time. TSMC's mask shop is process-integrated and synchronized with TSMC's manufacturing facilities through a coupled computer-integrated manufacturing system. All high-end masks are Optical Proximity Correction (OPC) optimized, and undergo routine characterization for quality. We provide the highest mask quality with the shortest mask cycle time in the industry.

TSMC's CyberShuttle℠ is the foundry sector's first and most used prototyping program with multiple customers sharing mask costs through multi-project wafers. It has proven cost effective for both product prototyping and IP development. Designers see CyberShuttle℠ as the cornerstone of product development methodology for managing design quality and achieving faster time-to-revenue.

2. GigaFab℠

TSMC's 12-inch fabs are a key part of our manufacturing excellence, and will continue to grow more important in the future. TSMC operates two 300mm fabs - Fab 12 and Fab 14. Fab 12 is located in Hsinchu, Taiwan with a capacity of 166,000 12-inch wafers in the fourth quarter of 2006, is the primary site for TSMC's R&D. Fab 14, located in Tainan, Taiwan, had capacity of 105,000 wafers in the fourth quarter of 2006. These advanced facilities will continue to be the focus of our capacity expansion in the near future.

These "GigaFabs℠" are centers of our unceasing effort to improve manufacturing excellence and to continue to deliver breakthroughs. Our gigafabs attain lower operating costs by achieving near 100 percent automation, such as real-time wafer dispatching, a search engine optimizing route for Automated Materials Handling Systems (AMHS), full automation of production wafers and non-product wafers, as well as lean work-in-progress control.

3. Quality

TSMC is committed to providing customers with the best quality wafers for their products. Our Quality and Reliability (Q&R) services champion the partnership between customers and the entire TSMC organization to achieve "quality-on-demand". The goal of quality on demand is to fulfill customers' needs regarding time to market and market competition, over a broad range of products.

In the design stage, Q&R technical services assist customers to design-in their product reliability requirements. Q&R also works with R&D on process development in order to assure reliability performance, not only for a variety of circuit devices, but also for different types of IC packages. Q&R has deployed systems to ensure robust quality in managing production dynamics as the company meets customers' business requirements. To sustain production quality and minimize risks to customers when deviations occur, manufacturing quality monitoring and event management span all critical stages, from raw material supply, mask-making, and real-time in-process monitoring, to wafer sort and assembly and customer field quality performance. Advanced failure analysis techniques are also used in every instance, from process development to customer production issues.

TSMC Q&R is also responsible for leading the company towards the ultimate goal of zero defect production, using continuous improvement programs. Periodic customer feedback indicates that products shipped from TSMC have consistently met or exceeded their field quality requirements in the marketplace. In 2006, TSMC conformed to ISO/TS 16949 requirements for a fifth consecutive year, continuing to meet the automotive industry's stringent quality requirements.



4. Raw Materials and Supply Chain Risk Management

In 2006, TSMC brought together fab operations, Materials Management, Risk Management and the Quality System Management Division in a project to improve supply chain risk management. TSMC worked together with suppliers throughout 2006 to prepare safety inventory, improve their quality, and share supply chain risk management knowledge.

Raw Materials Supply

Major Materials	Major Suppliers	Market Status	Procurement Strategy
Raw Wafers	F.S.T. MEMC S.E.H. Siltronic SUMCO	These five suppliers provide over 85% of the world's wafer supply on a combined basis. Each supplier has multiple manufacturing sites in order to meet customer demands, including plants in North America, Asia, and Europe.	TSMC's suppliers of silicon wafers are required to pass stringent quality certification procedures. TSMC procures wafers from multiple sources to ensure adequate supplies for volume manufacturing and to appropriately manage supply risk. TSMC maintains competitive price and service agreements with its wafer suppliers, and when necessary enters into strategic and collaborative agreements with key suppliers. TSMC regularly reviews the quality, delivery, cost and service performance of its wafer suppliers. The results of these reviews are incorporated in TSMC's subsequent purchasing decisions. A periodic audit of each wafer supplier's quality assurance systems ensures that TSMC can maintain the highest quality for its own products.
Chemicals	BASF Tai-Young High Tech (TYS)	These two companies are the major suppliers for bulk chemical.	Both suppliers have relocated many of their operations closer to TSMC's major manufacturing facilities, therefore improving the procurement logistics significantly. The suppliers' products are reviewed regularly to ensure that TSMC's specifications are met and product quality is satisfactory.
Photoresist	AZ Shin-Etsu Chemical Sumitomo T.O.K.	These four companies are the major suppliers for photoresist.	TSMC works closely with its suppliers to ensure that they have adequate production lead-time to supply the required products to TSMC. TSMC conducts periodic audits of the suppliers' quality assurance systems to ensure that they meet TSMC's standards.
Gases	Air Liquide Air Products BOC Taiyo Nippon Sanso	These four companies are the major suppliers for specialty gas. The products of these four suppliers are interchangeable.	Majority of the four suppliers are located in different geographic locations, minimizing supply risk to TSMC. TSMC has long-term contracts with these suppliers to ensure supply stability and service quality. In addition, the availability of other domestic suppliers also enables TSMC to secure better purchase terms for the gases. TSMC conducts periodic audits of the suppliers' quality assurance systems to ensure that they meet TSMC's standards.

Customer Partnership

1. Semiconductor Market Analysis

Global semiconductor revenues increased about 8.9 percent in 2006 to US$247.7 billion. Fabless company revenues grew about 16 percent in 2006 to US$42.3 billion. The value of dedicated foundry output at the semiconductor market level is roughly three times foundry revenues and accounted for about 24 percent of semiconductor revenues in 2006. TSMC maintained its leading position in the dedicated foundry segment of the semiconductor industry with an estimated market share of 50 percent.

Market research firm IC Insights estimates that the largest geographic market for dedicated foundry services by corporate headquarter location, is North America, which accounted for 63 percent of overall dedicated foundry revenue in 2006. The second largest geographic market is Asia-Pacific (excluding Japan), which accounted for 21 percent of total dedicated foundry revenue in 2006. Europe made up 10 percent, and Japan contributed six percent.

1.1 Semiconductor Industry Growth Analysis

Analysts' consensus forecast for semiconductor market growth in 2007 is a mid-single digit percentage rise. The semiconductor market is forecasted to continue growing in 2008 with a consensus forecast of a low double digit percentage increase.

1.2 Foundry Sector Outlook: Opportunities and Threats

TSMC believes foundry services will play an increasingly important role as Integrated Device Manufacturers, or IDMs, become increasingly reliant on outsourced manufacturing, and as fabless semiconductor companies continue to grow.

IC insights forecasts that by 2010, 30 percent of global semiconductor revenue will come from dedicated foundries, compared with 24 percent in 2006.

Accordingly, TSMC plans to continue capacity expansion in 2007, with capital investment of approximately US$2.6 billion to US$2.8 billion. In addition to increasing capacity in Fab 12 and Fab 14, TSMC's two 12-inch GigaFabs℠, TSMC is expanding capacity at its eight-inch fab in China, TSMC (Shanghai).

TSMC will continue to focus on creating value for customers to capitalize on opportunities and maintain competitiveness.

2. Customers

TSMC's global customers have diverse product specialties and excellent performance records in various segments of the semiconductor industry. Fabless customers include Altera Corporation, ATI Technologies Inc. (now part of Advanced Micro Devices, Inc.), Broadcom Corporation, Marvell Semiconductor Inc., NVIDIA Corporation, Qualcomm Inc. and VIA Technologies Inc. IDM customers include Analog Devices Inc., Freescale Semiconductor Inc., NXP Semiconductors (formerly Philips Semiconductors), and Texas Instruments Incorporated. Revenue from NVIDIA Corporation accounted for more than 10 percent of our revenue in 2006. In 2005, revenue from ATI Technologies Inc. amounted to over 10 percent of our revenue.

2.1 Customer Service

TSMC is committed to providing the best services to our customers and believes that customer service is critical to enhancing customer loyalty. In turn, customer loyalty leads to higher levels of customer retention and to expansion of business relationships. TSMC's goal is to maintain its position as the most advanced and largest provider of semiconductor manufacturing technologies and foundry services. TSMC believes that achieving this goal will help retain existing customers, attract new customers, and strengthen customer partnerships.

To facilitate customer interaction and information access on a real-time basis, TSMC has established a wide range of web-based services covering applications in design, engineering, and logistic collaborations. They are collectively branded as eFoundry℠.

2.2 Customer Satisfaction

TSMC regularly conducts surveys and reviews to ensure that customers' needs and wants are being adequately understood and then addressed. Continual improvement plans supplemented by customer feedback are an integral part of this business process.

2.3 Market Expansion and Penetration

TSMC continues to diversify its customer base while supporting the growth of our existing customers. TSMC engaged more than 50 new customers in 2006. In addition, TSMC has opened offices in Korea and India to support local customers as well as branch offices of global customers.

3. Customer-driven Design and Technology Platform

In 2006, TSMC separated its Technology Platform and Design Services operations from R&D into an independent Design and Technology Platform organization. This reorganization tightens the link between TSMC's R&D capabilities with the needs of our customers and ensures that our technology road map is driven by customer applications.

Design is becoming increasingly intertwined with manufacturing as technology advances into deep sub-micron nodes. TSMC is dedicated to serving its customers by lowering the barriers to advanced technology design. In June 2006, TSMC announced its Reference Flow℠ 7.0, which features a powerful statistical static timing analyzer, a set of new power management techniques and an array of design for manufacturing enhancements. Reference Flow℠ 7.0 further strengthens the Reference Flow℠ 6.0 released in 2005, which first opened the doors to 65 nanometer design.

TSMC also collaborated with design tool vendors to set up a design for manufacturing ecosystem that ensures our customers can design with the same manufacturing data regardless of the design tools that they select. We believe that providing our customers with a robust DFM environment will become a more and more important factor in shortening the design cycle and accelerating time-to-volume and time-to-market with each technology generation.

FINANCIAL STRENGTH

TSMC's trinity of strengths of technology leadership, manufacturing excellence, and customer partnership are built on a foundation of financial strength. In 2006, we generated positive free cash flow to both invest in the future with US$2.46 billion in capital spending, and at the same time return value to shareholders with a NT$2.50 cash dividend per share.

Financial Status and Operating Results

1. Financial Status

Unit: NT$ thousands

Item	2006	2005	Difference	%
Current Assets	193,676,010	197,562,416	(3,886,406)	-2%
Fixed Assets	228,235,359	214,145,633	14,089,726	7%
Other Assets	14,295,330	15,172,165	(876,835)	-6%
Total Assets	573,584,904	507,539,815	66,045,089	13%
Current Liabilities	42,905,154	32,184,415	10,720,739	33%
Long-term Liabilities	22,698,466	29,725,051	(7,026,585)	-24%
Total Liabilities	65,603,620	61,909,466	3,694,154	6%
Capital Stock	258,296,879	247,300,246	10,996,633	4%
Capital Surplus	54,107,498	57,117,886	(3,0[illegible]388)	-5%
Retained Earnings	197,124,532	142,771,034	54,353,498	38%
Total Shareholders' Equity	507,981,284	445,630,349	[illegible]35	14%

1.1 Analysis of Deviation over 20%

- The increase in current liabilities was mainly due to reclassification of bonds payable due within one year from noncurrent portion to c[illegible]crea[illegible] income tax payable.
- Long-term liabilities decreased as a result of the afore-mentioned reclassification to current liabilities.
- The increase in retained earnings was due to the operating results in 2006, partially offset by 2005 earnings distribution.

1.2 Major Impact on Financial Position

The above deviations over 20 percent had no major impact on TSMC's financial position.

1.3 Future Plan on Financial Position: Not applicable.



2. Operating Results

Unit: NT$ thousands

Item	2006	2005	Difference	%
Gross Sales	319,210,148	270,315,064	48,895,084	18%
Sales Returns & Allowances	(5,328,513)	(5,726,700)	398,187	-7%
Net Sales	313,881,635	264,588,364	49,293,271	19%
Cost of Sales	(164,163,235)	(149,344,315)	(14,818,920)	10%
Gross Profit	149,718,400	115,244,049	34,474,351	30%
Operating Expenses	(23,418,541)	(22,230,225)	(1,188,316)	5%
Income from Operations	126,299,859	93,013,824	33,286,035	36%
Non-operating Income & Gains (Note)	11,596,727	7,381,360	4,215,367	57%
Non-operating Expenses & Losses (Note)	(3,090,087)	(6,575,761)	3,485,674	-53%
Income before Income Tax	134,806,499	93,819,423	40,987,076	44%
Income Tax Expenses	(7,550,582)	(244,388)	(7,306,194)	2,990%
Income before Cumulative Effect of Changes in Accounting Principles	127,255,917	93,575,035	33,680,882	36%
Cumulative Effect of Changes in Accounting Principles	(246,186)	-	(246,186)	-
Income after Income Tax	127,009,731	93,575,035	33,434,696	36%

Note: Certain accounts for year 2005 has been reclassified to conform to year 2006 classifications.

2.1 Analysis of Deviation over 20%

- Increase in gross profit: The improved gross profit was primarily due to higher capacity utilization and continuous cost reduction activities.
- Increase in non-operating income and gains: The increase was primarily due to investment income recognized in 2006, partially offset by foreign exchange income recognized in 2005.
- Decrease in non-operating expenses and losses: The decrease was mainly due to less loss on disposal of financial instruments and investment loss recognized in 2005.
- Increase in income tax expenses: The increase was primarily due to higher taxable income and a lower tax credit rate in 2006.

2.2 Sales Volume Forecast and Related Information


Capacity Plan
2005
24%
6.0 million
2006
19%
7.1 million
2007
17%
8.3 million
Annual Growth Rate
Capacity: 8-inch equivalent wafer


Sales Breakdown by Technology
2005
45%
2006
49%
2007
53%
0%
100%
≥ 0.15 μm
≤0.13 μm
2007 wafer shipment is expected to be approimately 8 million 8-inch equivalent wafers.

For additional details, please refer to "Letter to Shareholders" on page 2.

2.3 Gross Profit Deviation Analysis

Unit: NT$ millions

Gross Profit in 2006	Gross Profit in 2005	Difference	Price Difference	Cost Difference	Mix & Volume Difference
149,718	115,244	34,474	(28,264)	20,254	42,484
			Unfavorable pricing attributions due to significant market competition.	Favorable cost variance came from continuous cost reduction activities and lower depreciation as a result of fully-depreciated assets.	1. Revenue from advanced technology (<=0.13μm) increased from 30% in 2005 to 33% in 2006. The product mix improvement and higher utilization resulted in higher gross profit. 2. Wafer shipment grew 28% in 2006. This quantity difference resulted in higher gross profit.

2.4 Consolidated Financial Analysis

- Net sales of NT$317.41 billion in 2006 increased by 19.1 percent from 2005. It was mainly attributable to an increase in wafer shipment.
- Gross margin increased to 49.1 percent of net sales in 2006 from 44.3 percent of net sales in 2005. The higher margin was primarily driven by higher capacity utilization and continued cost reduction.
- Net income of NT$127.01 billion in 2006 increased by 35.7 percent from 2005. It was mainly due to an increase in wafer shipment and higher gross margin, partially offset by an increase in income tax expense.
- Diluted earnings per share of NT$4.92 in 2006 increased by 35.5 percent from 2005, primarily as the result of an increase in net income.

3. Cash Flow

Unit: NT$ thousands

Cash Balance 12/31/2005	Net Cash Provided by Operating Activities in 2006	Net Cash Outflows from Investing & Financing Activities in 2006	Cash Balance 12/31/2006	Remedy for Cash Shortfall	
				Investment Plan	Financing Plan
85,383,583	196,080,297	(181,324,171)	100,139,709	-	-

3.1 Analysis of Cash Flow

- NT$196 billion net cash provided by operating activities: Mainly from profitable operating results.
- NT$117.3 billion net cash used in investing activities: Primarily for capital expenditures and investments in financial assets .
- NT$64 billion net cash used in financial activities: Mostly for the payout of cash dividends and employees' profit sharing.

3.2 Remedial Actions for Cash Shortfall: As a result of positive cash flows and ample cash on-hand, remedial actions are not required.

3.3 Cash Flow Projection for Next Year: Not applicable.

4. Major Capital Expenditure

4.1 Major Capital Expenditure and Sources of Funding

Unit: NT$ thousands

Plan	Actual or Planned Source of Capital	Total Amount as of 12/31/2006	Status of Actual or Projected Use of Capital			
			2004	2005	2006	2007 (Note)
Production Facilities and Equipment	Cash flow generated from operations	212,216,265	71,078,377	68,862,618	72,275,270	- (Note)
R&D Equipment	Cash flow generated from operations	9,501,919	2,000,055	3,840,251	3,661,613	- (Note)

Note: 2007 capital expenditures will be in the range of US$2.6 billion to US$2.8 billion for TSMC and its subsidiaries, including production facilities and equipment, R&D equipment and other assets.

4.2 Expected Future Benefits

With the above-mentioned capital expenditures, it is estimated that TSMC's annual production capacity will increase by approximately 700 thousand eight-inch equivalent wafers in 2007. In addition, 2008 and 2009 production capacity will also increase.

5. Investments Exceeding 5% of Company's Paid-in Capital in 2006

Unit: NT$ millions

Item	Amount (Note)	Policy	Reasons for Profit/Loss	Improvement Plan	Other Future Investment Projects
TSMC Global Ltd.	42,327	To reduce foreign exchange hedging costs	Fixed income securities investment income	Not applicable	No

Note: The annual investment amount exceeding 5% of company's paid-in capital.

Capital and Shares

1. Capitalization

Unit: Share/NT$

Month/Year	Price	Par Value	Authorized		Paid-in	
			Shares	Amount	Shares	Amount
02/1987	1,000	1,000	5,510,000	5,510,000,000	1,377,500	1,377,500,000
12/1988	1,000	1,000	5,510,000	5,510,000,000	2,204,000	2,204,000,000
11/1989	1,000	1,000	5,510,000	5,510,000,000	3,306,000	3,306,000,000
07/1990	-	1,000	5,510,000	5,510,000,000	3,360,797	3,360,797,000
12/1990	1,000	1,000	5,510,000	5,510,000,000	3,911,797	3,911,797,000
07/1991	-	10	551,000,000	5,510,000,000	391,179,700	3,911,797,000
12/1991	10	10	551,000,000	5,510,000,000	473,829,700	4,738,297,000
12/1992	10	10	551,000,000	5,510,000,000	551,000,000	5,510,000,000
08/1993	-	10	780,000,000	7,800,000,000	608,304,000	6,083,040,000
07/1994	-	10	780,000,000	7,800,000,000	780,000,000	7,800,000,000
06/1995	-	10	3,000,000,000	30,000,000,000	1,439,000,000	14,390,000,000
05/1996	-	10	3,000,000,000	30,000,000,000	2,654,200,000	26,542,000,000
07/1997	-	10	8,500,000,000	85,000,000,000	4,081,300,000	40,813,000,000
07/1998	-	10	8,500,000,000	85,000,000,000	6,047,175,967	60,471,759,670
07/1999	-	10	9,100,000,000	91,000,000,000	7,548,483,035	75,484,830,350
11/1999	-	10	9,100,000,000	91,000,000,000	7,670,881,717	76,708,817,170
06/2000	-	10	17,800,000,000	178,000,000,000	9,990,849,423	99,908,494,230
06/2000	220	10	17,800,000,000	178,000,000,000	10,105,849,423	101,058,494,230
08/2000	-	10	17,800,000,000	178,000,000,000	11,689,364,587	116,893,645,870
12/2000	10	10	17,800,000,000	178,000,000,000	12,989,364,587	129,893,645,870
07/2001	-	10	24,600,000,000	246,000,000,000	18,132,553,051	181,325,530,510
07/2002	-	10	24,600,000,000	246,000,000,000	19,922,886,745	199,228,867,450
06/2003	10	10	24,600,000,000	246,000,000,000	18,622,886,745	186,228,867,450
07/2003	-	10	24,600,000,000	246,000,000,000	20,266,618,984	202,666,189,840
07/2004	-	10	24,600,000,000	246,000,000,000	23,376,597,005	233,765,970,050
09/2004	-	10	24,600,000,000	246,000,000,000	23,251,877,005	232,518,770,050
03/2005	-	10	24,600,000,000	246,000,000,000	23,252,048,432	232,520,484,320
06/2005	-	10	24,600,000,000	246,000,000,000	23,252,863,457	232,528,634,570
07/2005	-	10	27,050,000,000	270,500,000,000	24,724,087,405	247,240,874,050
09/2005	-	10	27,050,000,000	270,500,000,000	24,726,128,803	247,261,288,030
12/2005	-	10	27,050,000,000	270,500,000,000	24,727,347,637	247,273,476,370
03/2006	-	10	27,050,000,000	270,500,000,000	24,730,024,647	247,300,246,470
07/2006	-	10	27,050,000,000	270,500,000,000	24,733,052,975	247,330,529,750
07/2006	-	10	27,050,000,000	270,500,000,000	25,818,166,583	258,181,665,830
09/2006	-	10	27,050,000,000	270,500,000,000	25,823,356,941	258,233,569,410
12/2006	-	10	27,050,000,000	270,500,000,000	25,825,839,775	258,258,397,750

As of 02/28/2007

Remark		
Sources of Capital	Capital Increase by Assets Other than Cash	Date of Approval & Approval Document No.
Founding	None	-
Cash Offering	None	-
Cash Offering	None	-
Capitalization of Profits	None	-
Cash Offering	None	-
Par Value Change from NT$1000 to NT$10	-	-
Cash Offering	None	-
Cash Offering: NT$582,171,120 Capitalization of Profits: NT$189,531,880	None	10/30/1992 (81) Tai Tsai Cheng (1) No. 02818
Capitalization of Profits	None	07/05/1993 (82) Tai Tsai Cheng (1) No. 01624
Capitalization of Profits	None	06/15/1994 (83) Tai Tsai Cheng (1) No. 26945
Capitalization of Profits	None	05/19/1995 (84) Tai Tsai Cheng (1) No. 29799
Capitalization of Profits	None	04/16/1996 (85) Tai Tsai Cheng (1) No. 24544
Capitalization of Profits	None	05/26/1997 (86) Tai Tsai Cheng (1) No. 40772
Capitalization of Profits	None	05/26/1998 (87) Tai Tsai Cheng (1) No. 46156
Capitalization of Profits	None	05/26/1999 (88) Tai Tsai Cheng (1) No. 48906
Conversion of ECB	None	-
Capitalization of Profits: NT$21,320,311,040 and Capital Surplus: NT$1,879,366,020	None	04/27/2000 (89) Tai Tsai Cheng (1) No. 34058
Cash Offering (ADR)	None	05/09/2000 (89) Tai Tsai Cheng (1) No. 34440
Merger with WSMC & TSMC-ACER	None	06/07/2000 (89) Tai Tsai Cheng (1) No. 47200
Cash Offering (Preferred Stock)	None	09/22/2000 (89) Tai Tsai Cheng (1) No. 80344
Capitalization of Profits	None	06/05/2001 (90) Tai Tsai Cheng (1) No. 135268
Capitalization of Profits	None	05/28/2002 (91) Tai Tsai Cheng (1) No. 128948
Redemption of Preferred Stock	None	-
Capitalization of Profits	None	06/18/2003 Tai Tsai Cheng 1 Tzu No. 0920127023
Capitalization of Profits	None	05/25/2004 Tai Tsai Cheng 1 Tzu No. 0930123135
Capital Reduction: Cancellation of Treasury Shares	None	-
Exercise of Employee Stock Options	None	06/25/2002 Tai Tsai Cheng 1 Tzu No. 0910134577
Exercise of Employee Stock Options	None	06/25/2002 Tai Tsai Cheng 1 Tzu No. 0910134577
Capitalization of Profits	None	05/23/2005 Jin Guan Cheng 1 Tzu No. 0940120519
Exercise of Employee Stock Options	None	06/25/2002 Tai Tsai Cheng 1 Tzu No. 0910134577
Exercise of Employee Stock Options	None	06/25/2002 Tai Tsai Cheng 1 Tzu No. 0910134577
Exercise of Employee Stock Options	None	06/25/2002 Tai Tsai Cheng 1 Tzu No. 0910134577 10/29/2003 Tai Tsai Cheng 1 Tzu No. 0920150554
Exercise of Employee Stock Options	None	06/25/2002 Tai Tsai Cheng 1 Tzu No. 0910134577 10/29/2003 Tai Tsai Cheng 1 Tzu No. 0920150554
Capitalization of Profits: NT$7,141,632,380 and Capital Surplus: NT$3,709,503,700	None	05/30/2006 Jin Guan Cheng 1 Tzu No. 0950122027
Exercise of Employee Stock Options	None	06/25/2002 Tai Tsai Cheng 1 Tzu No. 0910134577 10/29/2003 Tai Tsai Cheng 1 Tzu No. 0920150554
Exercise of Employee Stock Options	None	06/25/2002 Tai Tsai Cheng 1 Tzu No. 0910134577 10/29/2003 Tai Tsai Cheng 1 Tzu No. 0920150554

2. Capital and Shares

2.1 Capital and Shares

Unit: Share

As of 02/28/2007

Type of Stock	Authorized Capital				Total
	Issued Shares			Unissued Shares	
	Listed	Non-Listed	Total		
Common Stock	25,832,119,918	0	25,832,119,918	1,217,880,082	27,050,000,000

2.2 Shelf Registration: None.

3. Composition of Shareholders

3.1 Status of Shareholders

Common Share

As of 06/26/2006 (last record date)

Type of Shareholders	Government Agencies	Financial Institutions	Other Juridical Persons	Foreign Institutions & Natural Persons	Domestic Natural Persons	Total
Number of Shareholders	8	81	874	1,932	460,241	463,136
Shareholding	1,864,707,449	380,760,499	813,403,232	18,506,913,182	4,257,297,975	25,823,082,337
Holding Percentage (%)	7.22%	1.47%	3.15%	71.67%	16.49%	100.00%

3.2 Distribution Profile of Shareholder Ownership

Common Share

As of 06/26/2006 (last record date)

Shareholder Ownership (Unit: Share)	Number of Shareholders	Ownership	Ownership (%)
1 ~ 999	143,241	46,875,977	0.18%
1,000 ~ 5,000	196,493	460,870,677	1.78%
5,001 ~ 10,000	55,056	376,503,342	1.46%
10,001 ~ 15,000	24,343	292,492,645	1.13%
15,001 ~ 20,000	10,014	172,838,649	0.67%
20,001 ~ 30,000	12,543	300,401,223	1.16%
30,001 ~ 40,000	5,333	182,858,884	0.71%
40,001 ~ 50,000	3,340	148,437,421	0.58%
50,001 ~ 100,000	6,117	418,963,013	1.62%
100,001 ~ 200,000	2,983	404,709,152	1.57%
200,001 ~ 400,000	1,530	424,323,205	1.64%
400,001 ~ 600,000	519	251,806,500	0.98%
600,001 ~ 800,000	255	175,368,009	0.68%
800,001 ~ 1,000,000	188	167,627,779	0.65%
Over 1,000,001	1,181	21,999,005,861	85.19%
Total	463,136	25,823,082,337	100.00%

Preferred Shares: Not applicable.

4. Major Shareholders

4.1 Major Shareholders

Common Share

As of 06/26/2006 (last record date)

Rank	Shareholders	Total Shares Owned	Ownership (%)
1	ADR-Taiwan Semiconductor Manufacturing Company, Ltd.	4,448,702,206	17.23%
2	Koninklijke Philips Electronics N.V.	4,187,989,024	16.22%
3	National Development Fund, Executive Yuan	1,629,084,227	6.31%
4	The Growth Fund of America, Inc.	581,716,927	2.25%
5	JP Morgan Chase Bank N.A. Taipei Branch in Custody for Europacific Growth Fund	457,126,622	1.77%
6	JP Morgan Chase Bank N.A. Taipei Branch in Custody for the New Perspective Fund, Inc.	323,587,686	1.25%
7	Government of Singapore Investment Corp. PFE. Ltd.	294,462,412	1.14%
8	Bureau of Labor Insurance	235,615,859	0.91%
9	JP Morgan Chase Bank N.A. Taipei Branch in Custody for ABU DHABI Investment	180,488,171	0.70%
10	GMO Emerging Markets Fund	178,542,448	0.69%

4.2 Information on Our 10 Largest Shareholders Who are Related Parties to Each Other: None of TSMC's 10 largest shareholders are related parties to each other.

5. Share Information

TSMC's earnings per share grew 35.5 percent in 2006 to NT$4.92 per share. The following table details TSMC's net worth, earnings, dividends and market price per common share in 2006, as well as other data regarding return on investment.

Net Worth, Earnings, Dividends, and Market Price Per Common Share

Item	2005	2006	01/01/2007 ~ 02/28/2007
Market Price Per Share			
Highest Market Price	59.34 (Note 2)	64.80 (Note 2)	71.70
Lowest Market Price	37.68 (Note 2)	52.30 (Note 2)	64.00
Average Market Price	47.54 (Note 2)	59.14 (Note 2)	68.32
Net Worth Per Share			
Before Distribution	18.02	19.67	-
After Distribution	15.37	(Note 1)	-
Earnings Per Share			
Weighted Average Shares (thousand shares)	24,693,112	25,813,183	-
Diluted Earnings Per Share	3.79	4.92	-
Adjusted Diluted Earnings Per Share (Note 2)	3.63	(Note 1)	-
Dividends Per Share			
Cash Dividends	2.50	3.00	-
Stock Dividends			
Dividends from Retained Earnings	0.15	0.02	-
Dividends from Capital Surplus	0.15	0.03	-
Accumulated Undistributed Dividend	-	-	-
Return on Investment			
Price/Earnings Ratio (Note 3)	13.10	(Note 1)	-
Price/Dividend Ratio (Note 4)	19.02	(Note 1)	-
Cash Dividend Yield (Note 5)	5%	(Note 1)	-

Note 1: Pending shareholders' approval

Note 2: Retroactively adjusted for stock dividends and stock bonuses to employees

Note 3: Price / Earnings Ratio = Average Market Price / Adjusted Diluted Earnings Per Share

Note 4: Price / Dividend Ratio = Average Market Price / Cash Dividends Per Share

Note 5: Cash Dividend Yield = Cash Dividends Per Share / Average Market Price

6. Dividend Policy

TSMC's Profits may be distributed by way of cash dividend and/or stock dividend. The preferred method of distributing profits is by way of cash dividend. Under TSMC's articles of incorporation, stock dividend shall not exceed 50 percent of the total dividend distribution in any given fiscal year. Except under certain conditions specified in its Articles of Incorporation, TSMC does not pay dividends when there is no profit for a particular fiscal year.

7. Distribution of Profit

The Board adopted a proposal for 2006 profit distribution at its meeting on February 6, 2007. The proposed profit distribution will be effected upon the approval of shareholders at the Annual Shareholder Meeting in May 7, 2007.

Proposal to Distribute 2006 Profits

Unit: NT$

Bonus to Directors & Supervisors	285,799,875
Cash Dividends to Common Shareholders (NT$3.0 Per Share)	77,489,063,538
Stock Dividends to Common Shareholders (NT$0.02 Per Share at Par Value, i.e., 2 Shares for Each 1,000 Shares Owned) (Note 1, 3)	516,593,760
Employees' Profit Sharing in Cash	4,572,797,994
Employees' Profit Sharing in Stock (Note 2)	4,572,798,010

Note 1: Equivalent to underlying number of shares: 51,659,376

Note 2: Equivalent to underlying number of shares: 457,279,801

Note 3: In addition, it is proposed to capitalize a portion of capital surplus in the amount of NT$774,890,640. Each common share holder will be entitled to receive 3 shares from such capitalization of capital surplus, and together with the 2 shares of stock dividend as mentioned above, 5 shares in total for each 1,000 shares owned.

According to the Company's Articles of Incorporation, TSMC shall allocate no more than 0.3 percent of income available for distribution (income after a regulatorily required deduction for prior years' losses and contributions to legal and special reserves) as a bonus to directors and supervisors, and not less than one percent as a profit-sharing bonus to employees.

2005 Profit Distribution Set Aside as Directors and Supervisors Compensation, and Employee Profit Sharing

	Board Resolution (02/14/2006)	Actual Result		
	Amount (NT$)	Amount (NT$)	Underlying Number of Shares	Dilution (%)
Directors & Supervisors Compensation (Cash)	257,409,650	257,409,650	-	-
Employee Profit Sharing in Cash	3,432,128,678	3,432,128,678	-	-
Employee Profit Sharing in Stock	3,432,128,680	3,432,128,680	343,212,868	1.33%
Total	7,121,667,008	7,121,667,008	-	-

2005 and 2006 Diluted EPS under Different Accounting Treatments for "Director and Supervisors' Compensation" and "Employee Profit Sharing"

Unit: NT$

Accounting Treatments	2005 Diluted EPS	2006 Diluted EPS
Treatment as Profit Distribution	3.79	4.92
Treatment as Expenses (Employee Profit Sharing in Stock Expensed at Par Value)	3.50	4.56

8. Impact to 2007 Business Performance, EPS, and ROE Resulting from Stock Dividend Distribution:

Not applicable.

9. Buyback of Treasury Stock: None.

10. Issuance of Corporate Bonds

10.1 Corporate Bonds

As of 02/28/2007

Issuance		Domestic Unsecured Bond (IV)	Domestic Unsecured Bond (V)
Issuing Date		12/04/2000 - 12/15/2000	01/10/2002 - 01/24/2002
Denomination		NT$ 1,000,000 NT$10,000,000	NT$1,000,000 NT$5,000,000
Offering Price		Par	Par
Total Amount		NT$15,000,000,000	NT$15,000,000,000
Coupon Rate		Tranche A: 5.25% p.a. Tranche B: 5.36% p.a.	Tranche A: 2.60% p.a. Tranche B: 2.75% p.a. Tranche C: 3.00% p.a.
Tenure		Tranche A: 5 years Maturity: 12/04/2005 -12/15/2005 Tranche B: 7 years Maturity: 12/04/2007-12/14/2007	Tranche A: 5 years Maturity: 01/10/2007 - 01/22/2007 Tranche B: 7 years Maturity: 01/10/2009 - 01/24/2009 Tranche C: 10 years Maturity: 01/10/2012 - 01/24/2012
Guarantor		None	None
Trustee		The International Commercial Bank of China	TC Bank
Underwriter		Not Applicable	Not Applicable
Legal Counsel		Eluvzy International Law Office	Yan-an International Law Office
Auditor		TN Soong & Co	TN Soong & Co
Repayment		Bullet	Bullet
Outstanding		NT$4,500,000,000	NT$12,500,000,000
Redemption or Early Repayment Clause		None	None
Covenants		Customary Covenants	Customary Covenants
Credit Rating		twAAA (Taiwan Ratings Corporation, 06/07/2004)	twAAA (Taiwan Ratings Corporation, 06/07/2004)
Other Rights of Bondholders	Conversion Right	None	None
	Amount of Converted or Exchanged Common Shares, ADRs or Other Securities as of 02/28/2007	Not Applicable	Not Applicable
Dilution Effect and Other Adverse Effects on Existing Shareholders		None	None
Custodian		None	None

10.2 Convertible Bond: Not applicable.

10.3 Exchangeable Bond: Not applicable.

10.4 Shelf Registration: Not applicable.

10.5 Bond with Warrants: Not applicable.

11. Preferred Shares

11.1 Preferred Share: Not applicable.

11.2 Preferred Share with Warrants: Not applicable.

12. Issuance of American Depositary Shares

Issuing Date	10/08/1997	11/20/1998	01/12/1999 - 01/14/1999	07/15/1999	08/23/1999 - 09/09/1999	02/22/2000 - 03/08/2000	04/17/2000
Issuance & Listing	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE
Total Amount (US$)	594,720,000	184,554,440	35,500,000	296,499,641	158,897,089	379,134,599	224,640,000
Offering Price Per ADS (US$)	24.78	15.26	17.75	24.516	28.964	57.79	56.16
Units Issued	24,000,000	12,094,000	2,000,000	12,094,000	5,486,000	6,560,000	4,000,000
Underlying Securities	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders (Pursuant to ADR Conversion Sale Program)	TSMC Common Shares from Selling Shareholders (Pursuant to ADR Conversion Sale Program)	TSMC Common Shares from Selling Shareholders
Common Shares Represented	120,000,000	60,470,000	10,000,000	60,470,000	27,430,000	32,800,000	20,000,000
Rights & Obligations of ADS Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders
Trustee	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable
Depositary Bank	Citibank, N.A. – New York	Citibank, N.A. – New York	Citibank, N.A. – New York	Citibank, N.A. – New York	Citibank, N.A. – New York	Citibank, N.A. – New York	Citibank, N.A. – New York
Custodian Bank	Citibank, N.A. – Taipei Branch	Citibank, N.A. – Taipei Branch	Citibank, N.A. – Taipei Branch	Citibank, N.A. – Taipei Branch	Citibank, N.A. – Taipei Branch	Citibank, N.A. – Taipei Branch	Citibank, N.A. – Taipei Branch
ADSs Outstanding (Note1)	24,000,000	46,222,650	48,222,650	71,407,859	76,893,859	83,453,859	87,453,859
Apportionment of Expenses for the Issuance & Maintenance	(Note 2)						
Terms & Conditions in the Deposit Agreement & Custody Agreement	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details
Closing Price Per ADS (US$)	2006	High	11.18				
		Low	7.95				
		Average	9.48				
	01/01/2007 - 02/28/2007	High	11.55				
		Low	10.62				
		Average	11.06				

Note 1: TSMC has in aggregate issued 573,544,500 ADSs since 1997, which, if taking into consideration of stock dividend distributed over the period, would amount to 891,254,093 ADSs. As of February 28, 2007, total number of outstanding ADSs was 889,740,439 after 1,513,654 ADSs were redeemed. Stock dividend distributed in 1998, 1999, 2000, 2001, 2002, 2003, 2004, 2005 and 2006 was 45%, 23%, 28%, 40%, 10%, 8%, 14.08668%, 4.99971% and 2.99903% respectively.

Note 2: All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC.

Note 3: All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by TSMC and the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC.

06/07/2000 - 06/15/2000	05/14/2001 - 06/11/2001	06/12/2001	11/27/2001	02/07/2002 - 02/08/2002	11/21/2002 - 12/19/2002	07/14/2003 - 07/21/2003	11/14/2003	08/10/2005 - 09/08/2005
NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE
1,167,873,850	240,999,660	297,649,640	320,600,000	1,001,650,000	160,097,914	908,514,880	1,077,000,000	1,402,036,500
35.75	20.63	20.63	16.03	16.75	8.73	10.40	10.77	8.6
32,667,800	11,682,000	14,428,000	20,000,000	59,800,000	18,348,000	87,357,200	100,000,000	163,027,500
Cash Offering and TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders (Pursuant to ADR Conversion Sale Program)	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders (Pursuant to ADR Conversion Sale Program)	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders
163,339,000	58,410,000	72,140,000	100,000,000	299,000,000	91,740,000	436,786,000	500,000,000	815,137,500
Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders
Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable
Citibank, N.A. – New York	Citibank, N.A. – New York	Citibank, N.A. – New York	Citibank, N.A. – New York	Citibank, N.A. – New York	Citibank, N.A. – New York	Citibank, N.A. – New York	Citibank, N.A. – New York	Citibank, N.A. – New York
Citibank, N.A. – Taipei Branch	Citibank, N.A. – Taipei Branch	Citibank, N.A. – Taipei Branch	Citibank, N.A. – Taipei Branch	Citibank, N.A. – Taipei Branch	Citibank, N.A. – Taipei Branch	Citibank, N.A. – Taipei Branch	Citibank, N.A. – Taipei Branch	Citibank, N.A. – Taipei Branch
144,608,739	156,290,739	170,718,739	259,006,235	318,806,235	369,019,413	485,898,166	585,898,166	864,210,597
(Note 3)	(Note 2)							
See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details

13. Status of Employee Stock Option Plan (ESOP)

13.1 Issuance of Employee Stock Options

ESOP Granted	First Grant	Second Grant	Third Grant
Approval Date by the Securities & Futures Bureau	06/25/2002	06/25/2002	06/25/2002
Issue (Grant) Date	08/22/2002	11/08/2002	03/07/2003
Number of Options Granted	18,909,700	1,085,000	6,489,514
Percentage of Shares Exercisable to Outstanding Common Shares	0.10154%	0.00583%	0.03485%
Option Duration	10 years	10 years	10 years
Source of Option Shares	New Common Share	New Common Share	New Common Share
Vesting Schedule	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%
Shares Exercised	10,522,294	604,883	732,553
Value of Shares Exercised (NT$)	397,345,003	21,996,107	22,923,929
Shares Unexercised	9,739,668	789,706	6,562,343
Original Grant Price Per Share (NT$)	NT$53.0	NT$51.0	NT$41.6
Adjusted Exercise Price Per Share (NT$)	NT$35.0	NT$33.8	NT$27.6
Percentage of Shares Unexercised to Outstanding Common Shares	0.03771%	0.00306%	0.02541%
Impact to Shareholders' Equity	Dilution to Shareholders' Equity is Limited	Dilution to Shareholders' Equity is Limited	Dilution to Shareholders' Equity is Limited

13.2 ESOP Granted to Management Team and to Top 10 Employees with an Individual Grant Value over NT$30,000,000

Title	Name	Number of Options Granted (Note 2)	% of Shares Exercisable to Outstanding Common Shares
Chairman	Morris Chang (Note 1)	3,732,224	0.01445%
President & Chief Executive Officer	Rick Tsai (Note 1)		
Senior Vice President	Kenneth Kin (Note 1)		
Senior Vice President	Stephen T. Tso (Note 1)		
Senior Vice President	C.C. Wei (Note 1)		
Senior Vice President	Mark Liu (Note 1)		
Vice President & General Counsel	Richard Thurston (Note 1)		
Vice President	Jack Sun (Note 1)		

Note 1: TSMC granted options to certain of its officers (as listed above) as a result of their voluntary selection to exchange part of their profit sharing for stock options in 2003. This includes a voluntary exchange by Chairman Morris Chang in his capacity as Chief Executive Officer.

Note 2: Number of Options Granted includes the additional shares due to stock dividend distributed in 2004, 2005 and 2006.

14. Status of New Share Issuance in Connection with Mergers and Acquisitions

TSMC did not issue new shares in connection with mergers or acquisitions in 2006.

15. Financing Plans and Implementation

TSMC raised NT$15 billion through a corporate bond issue in January 2002. Plans for use of the proceeds of this corporate bond were completed in the third quarter of 2006 and achieved the expected benefits.

As of 12/31/2006

Fourth Grant	Fifth Grant	Sixth Grant	Seventh Grant	Eighth Grant	Ninth Grant
06/25/2002	10/29/2003	10/29/2003	10/29/2003	10/29/2003	01/06/2005
06/06/2003	12/03/2003	02/19/2004	05/11/2004	08/11/2004	05/17/2005
23,090,550	842,900	15,720	11,167,817	135,300	10,742,350
0.12399%	0.00416%	0.00008%	0.05510%	0.00058%	0.04620%
10 years	10 years	10 years	10 years	10 years	10 years
New Common Share	New Common Share	New Common Share	New Common Share	New Common Share	New Common Share
2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%
6,891,895	161,281	0	2,516,371	44,008	0
282,084,192	8,556,257	0	115,097,837	1,747,121	0
17,404,431	498,528	15,012	8,017,230	87,486	9,699,414
NT$58.5	NT$66.5	NT$63.5	NT$57.5	NT$43.8	NT$54.3
NT$38.8	NT$52.3	NT$49.9	NT$45.1	NT$39.7	NT$49.2
0.06738%	0.00193%	0.00006%	0.03104%	0.00034%	0.03755%
Dilution to Shareholders' Equity is Limited	Dilution to Shareholders' Equity is Limited	Dilution to Shareholders' Equity is Limited	Dilution to Shareholders' Equity is Limited	Dilution to Shareholders' Equity is Limited	Dilution to Shareholders' Equity is Limited

As of 12/31/2006

Exercised				Unexercised			
Shares Exercised	Exercise Price Per Share	Value of Shares Exercised (NT$)	% of Shares Exercised to Outstanding Common Shares	Shares Unexercised	Adjusted Grant Price Per Share	Value of Shares Unexercised (NT$)	% of Shares Unexercised to Outstanding Common Shares
116,662	29.9	3,488,194	0.00045%	3,615,562	27.6	99,789,511	0.01400%

Risk Management

1. Environmental, Safety and Health (ESH) Risk, Emergencies, and Natural Disasters

TSMC is committed to maintaining a comprehensive risk management system dedicated to the conservation of natural resources, safety of people, and protection of property. In order to effectively handle emergencies and natural disasters at each facility, management has developed comprehensive plans and procedures that focus on loss prevention, emergency response, crisis management, and business recovery. TSMC has adopted international standards for ESH management. All TSMC fabs (Fab 2, 3, 5, 6, 8, 12, and 14) have been ISO 14001 certified (Environmental Management System) and OHSAS 18001 certified (Occupational Health and Safety Management System).

2. Management of Financial Operations

2.1 Internal Policies and Procedures Regarding High-risk/High-leveraged Investment; Lending, Endorsements, and Guarantees for Other Parties; and Financial Derivative Transactions

TSMC did not make high-risk or high-leveraged financial investments during 2006 and up to the date of this report. To control various types of financial transactions, the company has established internal policies and procedures based on sound financial and business practices, all in compliance with he relevant rules and regulations issued by the Taiwan Securities and Futures Bureau. TSMC policies and procedures include "Policies and Procedures for Financial Derivative Transactions", "Procedures for Lending Funds to Other Parties", "Procedures for Acquisition or Disposal of Assets", and "Procedures for Endorsement and Guarantee". The financial transactions of a "derivative" nature that TSMC enters into are strictly for hedging purposes and not for any trading or speculative purpose.

2.2 Covenants

As of December 31, 2006, TSMC provided no guarantees for subsidiary's financing.

3. Internal Management of Economic Risk

3.1 Interest Rate Fluctuation

TSMC's exposure to interest rate risks derives primarily from long-term debt obligations that are incurred in the normal course of business. In order to limit its exposure to interest rate risks, TSMC finances its funding needs through issuance of long-term, fixed-rate debt. On the asset side, the primary objective of our investments in fixed income securities is to preserve principal in highly liquid markets. In order to maintain our liquidity profile, the majority of fixed income securities are at the short end of the yield curve.

3.2 Foreign Exchange Volatility

Over half of our capital expenditures and manufacturing costs are denominated in currencies other than NT dollars, primarily U.S. dollars, Japanese yen, and Euros. A larger portion of our sales is denominated in U.S. dollars and currencies other than NT dollars. Therefore, any significant fluctuation to our disadvantage in such exchange rates may have an adverse effect on our financial condition. TSMC hedged its foreign exchange exposure resulting from its assets and liabilities mainly through currency forward contracts.

3.3 Inflation

Inflation in Taiwan was approximately 0.6 percent in 2006. It did not have a significant impact on our operations and profits.

4. Political and Regulatory Environment

TSMC's management team closely monitors political and regulatory developments that could have a material impact on TSMC's business and operations, and sets related risk management procedures. Political and regulatory developments did not have a material impact on TSMC during 2006.

Since TSMC is also a NYSE-listed company, TSMC is required to comply with the provisions of the relevant U.S. regulations applicable to non-U.S. companies (including the Sarbanes-Oxley Act). TSMC has taken measures to monitor its compliance with applicable regulatory developments, and will continue to update itself on regulatory developments and implement changes in policies and procedures as necessary with a view to maintain compliance.

5. Contingent Plans for Events That May Have a Significant Adverse Impact on the Company's Business and Image

TSMC pays special attention to emergency preparedness for disasters such as typhoons, earthquakes, environmental contamination, large-scale product returns, disruption of IT systems, strikes, and disruptions to the supply of raw materials or water, electricity, gases, and public utilities. We have established contingency plans, which include the establishment of emergency task forces when necessary, the preparation of a thorough analysis of the emergency, its impact, alternatives, and solution for each possible scenario, and appropriate precautionary and/or recovery measures. Each task force is given the responsibility to ensure TSMC's ability to conduct business while minimizing personal injuries, business disruption, and financial impact under the circumstances. For the year 2006 and up to the date of this Annual Report, there are no reportable material events that have necessitated the activation of such contingency plans.

6. Litigation Proceedings

To protect its intellectual property rights, trade secrets and other intellectual assets, TSMC may initiate, as appropriate, litigation against former employees or third parties. As is the case for most companies in the high-technology industry, TSMC receives from time to time notices from third parties alleging that TSMC's technologies, designs, and manufacturing processes may infringe patents or other intellectual property rights. TSMC takes these matters seriously, investigates all such claims, and takes appropriate action as the circumstances require.

In August, TSMC, TSMC North America, and WaferTech filed a complaint with the Superior Court of the State of California in the County of Alameda against Semiconductor Manufacturing International Corporation (SMIC), SMIC (Shanghai), SMIC (Beijing) and SMIC Americas, alleging breach of a settlement agreement reached in 2005 and misappropriation of trade secrets. The suit seeks injunctive relief along with monetary damages. In September 2006, SMIC filed a cross-complaint against us in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against us in November 2006 with the Beijing People's High Court alleging defamation and breach of good faith. The matters are pending in both courts. The specific outcome of the litigation matters cannot be determined at this time. Management intends to vigorously protect its intellectual property rights to maintain shareholder value.

Other than the matter(s) provided above, TSMC was not involved in any other material litigation in 2006.

7. Potential Benefits and Risks Associated with Mergers and Acquisitions

In 2006, and as of the date of this Annual Report, TSMC did not consummate any merger and acquisition activities.

8. Potential Benefits and Risks Associated with Capacity Expansion

To meet customer demand, TSMC increased its annual production capacity by approximately 1.1 million eight-inch equivalent wafers in 2006. The total average billing utilization rate for 2006 was 102%. As of the date of this Annual Report, the benefits brought about by such capacity expansion have been in line with TSMC's expectations. TSMC has established systems to evaluate and forecast market demand and refers to these forecasts and evaluations when expanding capacity.

9. Potential Risks Associated with Purchase or Sales Concentration

TSMC procures raw materials from multiple sources whenever possible to ensure adequate supplies for volume production and to mitigate purchase concentration risk. However, we procure some of our raw materials from sole-source suppliers. TSMC evaluates the risk of supply disruptions from single-source suppliers and assists those suppliers in lowering production and transportation risk. TSMC also continues to look for additional sources for single-sourced materials.

In 2005 and 2006, our 10 largest customers have accounted for 52 percent and 53 percent, respectively, of our net sales. In particular, our largest customer in 2006 accounted for 11 percent of our net sales in 2006. The fact that a relatively limited number of customers constitute a significant portion of our revenue may remain a business characteristic inherent to our extensive presence in the dedicated foundry segment of the semiconductor market.

10. Future R&D Plans and Expected R&D Spending

For additional details, please refer to "R&D Organization and Investment" on page 22.

11. Potential Impact and Risks Associated with Sales of Significant Numbers of Shares by TSMC's Directors, Supervisors, and Major Shareholders Who Own 10% or More of TSMC's Total Outstanding Shares

The value of TSMC shareholders' investment may be reduced by possible future sales of TSMC shares by the major shareholders.

One or more of TSMC's existing shareholders may, from time to time, dispose of significant numbers of their shares. For example, the National Development Fund, one of TSMC's largest shareholders, has sold TSMC shares in form of ADSs in several transactions since 1997. In May 2005, Philips, another major shareholder of TSMC, reiterated its intention, first announced in October 2003, to gradually and orderly reduce its equity interest in TSMC.

TSMC usually work closely with the major shareholders to accomplish their contemplated disposals of TSMC shares in a way that would minimize the negative impact on the price of TSMC shares and other shareholders.

For example, on March 9, 2007, TSMC and Philips jointly announced a multi-phased plan to facilitate an orderly exit by Philips from its current shareholding in TSMC. Specifically, the announced plan contemplates that Philips will divest its current TSMC shareholding through one or more block trades on the Taiwan Stock Exchange, a public offering of TSMC common shares in the form of ADS, and through participation in share buy-backs conducted by TSMC in the period beginning in 2007 and ending in 2010.

12. Potential Impact and Risks Associated with Change in Management or Governance Personnel

In 2006, and as of the date of this Annual Report, there were no such risks for TSMC.

13. Other Material Risks

During 2006 and as of the date of this Annual Report, TSMC's management has not become aware of any other risk event with a material impact on the financial status of the company.

Important Contracts

Technology Cooperation Agreement

Term of Agreement:

2004 - 2008

Contracting Party:

Koninklijke Philips Electronics N.V. (Philips)

(In September 2006, Philips assigned its rights and obligations under this agreement to Philips Semiconductors International B.V. which was renamed as NXP B.V. Philips is no longer the contracting party of this agreement.)

Summary:

TSMC is obliged to pay to Philips (now NXP B.V.) fixed amounts of licensing fees for third party patent cross licenses obtained through Philips (now NXP B.V.). TSMC and Philips (now NXP B.V.) have agreed to cross license the patents owned by each party.

Manufacturing Agreement

Term of Agreement:

02/16/1996 - 12/31/2005, automatically renewed for one year terms, unless terminated with a six-month prior written notice by TSMC

Contracting Party:

WaferTech, LLC (WaferTech)

Summary:

TSMC has the right to purchase the entire installed capacity of WaferTech during the production period.

Shareholders Agreement

Term of Agreement:

Effective as of 03/30/1999 and may be terminated as provided in the agreement

Contracting Parties:

Koninklijke Philips Electronics N.V. (Philips) and EDB Investments Pte Ltd. (EDBI)

(In September 2006, Philips assigned its rights and obligations under this agreement to Philips Semiconductors International B.V. which was renamed as NXP B.V. In November 2006, NXP B.V. and TSMC purchased all SSMC shares EDBI owned; EDBI is no longer contracting party of this agreement.)

Summary:

TSMC, Philips and EDBI agreed to form a joint venture "Systems on Silicon Manufacturing Company Pte Ltd." (SSMC) to build an IC foundry in Singapore. Philips (now NXP B.V.) and TSMC are committed to purchasing a certain percentage of SSMC's capacity.

Technology Cooperation Agreement

Term of Agreement:

03/30/1999 - 03/29/2009

Contracting Party:

Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)

Summary:

TSMC agreed to transfer certain of its process technologies to SSMC, and SSMC agreed to pay TSMC a certain percentage of the net selling price of SSMC products.

Sale and Purchase Agreement

Term of Agreement:

Effective on 11/15/2006

Contracting Parties:

EDB Investments Pte Ltd. (EDBI), NXP B.V., TSMC

Summary:

EDBI agreed to sell its all shares in SSMC to TSMC and NXP B.V. on November 15, 2007.

Patent License Agreement

Term of Agreement:

10/26/2001 - 12/31/2006

Contracting Party:

A multinational company

Summary:

The parties entered into cross license arrangements for certain semiconductor patents. TSMC pays license fees to the said company.

Foundry Related Agreements

Term of Agreement:

1995 - 2006

Contracting Parties:

Several multinational companies

Summary:

TSMC guarantees a pre-determined capacity for a set number of years to customers. In return, customers deposit a certain amount of money with TSMC.

Manufacturing Agreement

Term of Agreement:

04/01/2004 - 03/31/2006, automatically renewable for successive one year terms until both parties decide otherwise by mutual consent in writing

Contracting Party:

Vanguard International Semiconductor Corporation (VIS)

Summary:

VIS reserves certain capacity to manufacture certain TSMC products at terms as agreed by the parties. TSMC agreed to transfer certain technology to VIS and to receive compensation from VIS in the form of royalty payments.

Patent License Agreement

Term of Agreement:

11/01/2002 - 10/31/2012

Contracting Party:

A multinational company

Summary:

The parties entered into cross license arrangements for certain semiconductor patents. TSMC pays licensing fees to the said company.

Patent License Agreement

Term of Agreement:

07/01/2002 - 06/30/2009

Contracting Party:

A multinational company

Summary:

The parties entered into cross licensing arrangements for certain semiconductor patents. TSMC pays license fees to the said company.

Patent License Agreement

Term of Agreement:

01/01/2001 - 12/31/2011

Contracting Party:

A multinational company

Summary:

The parties entered into cross license arrangements for certain semiconductor patents. TSMC pays license fees to the said company.

The Second Amendment to the Amended and Restated Joint Technology Cooperation Agreement

Term of Agreement:

07/16/2001 - 12/31/2008

Contracting Parties:

STMicroelectronics N.V., Philips Semiconductors International B.V. (now NXP B.V.), Freescale Semiconductor, Inc.

Summary:

The parties entered into a joint technology cooperation arrangement for the development of certain high-performance and advanced semiconductor technologies.

Technology Development and License Agreement

Term of Agreement:

12/04/2003 - 12/03/2007

Contracting Party:

Freescale Semiconductor, Inc.

Summary:

The parties agreed jointly to develop certain advanced SOI process technologies and to cross license related intellectual property rights.

Settlement Agreement

Term of Agreement:

01/30/2005 - 12/31/2010

Contracting Party:

Semiconductor Manufacturing International Corp. (SMIC) and certain of its subsidiaries

Summary:

The parties settled their patent infringement and trade secret misappropriation disputes, wherein SMIC agrees to pay TSMC US$175 million over six years.

Patent License Agreement

Term of Agreement:

2005 - End of patent terms

Contracting Party:

Industrial Technology Research Institute (ITRI)

Summary:

The parties entered into an exclusive license arrangement for certain semiconductor-related patents, wherein TSMC pays license fees to ITRI for such license rights.

CORPORATE GOVERNANCE

TSMC holds itself to the highest standards of integrity and fairness, and we measure our transparency and disclosure against the best companies in the world. Maintaining the highest standards of corporate governance has been integral to TSMC's core values since its founding.



TSMC advocates and acts upon the principles of operational transparency and respect for shareholder rights. We believe that the basis for successful corporate governance is a sound and effective Board of Directors. In line with this principle, TSMC's Board of Directors established an Audit Committee in 2002 and a Compensation Committee in 2003. TSMC was recognized for its corporate governance in 2006 with the Best Corporate Governance Award for the Hong Kong and Taiwan Regions from *IR Magazine* and the Best Corporate Governance Award from *FinanceAsia* for the Taiwan region.

1. Board of Directors

We believe that the cornerstone for successful corporate governance is a sound and effective Board of Directors. TSMC's Board of Directors consists of eight (Note) distinguished members with a great breadth of experience as world-class business leaders or scholars. Four of the nine members are independent directors: former British Telecommunications Chief Executive Officer, Sir Peter Bonfield; Massachusetts Institute of Technology, Professor Lester Thurow; former Acer Group Chairman, Mr. Stan Shih; and former Hewlett-Packard Chairman and CEO, Ms. Carly Fiorina. Ms. Fiorina was elected to the Board of Directors in May 2006, adding her wealth of experience in leading world-class companies and raising the number of independent directors to four from three.

The Board's primary duty is to oversee the overall business and corporate affairs of TSMC. Day-to-day operations, preparation of financial statements, fund raising, and investments remain the responsibility of the company's management.

In conjunction with the company's management, the Board also monitors regulatory activities, such as amendments to Taiwan's laws, amendments to SEC rules and regulations in the United States, and changes to New York Stock Exchange and Taiwan Stock Exchange listing requirements.

Note: Mr. J.C. Lobbezoo, the representative of Koninklijke Philips Electronics N.V., resigned from the Board on March 9, 2007.

1.1 Audit Committee

The Audit Committee assists the Board in carrying out its financial oversight responsibilities, which include reviewing the company's financial reports, the company's auditing and accounting policies and procedures, and internal control systems.

TSMC's Audit Committee is empowered to conduct any study or investigation it deems appropriate to fulfill its responsibilities. It has direct access to TSMC's internal auditors, the company's independent external auditors, and all employees of the company. The committee is authorized to retain and oversee special legal, accounting, or other consultants as it deems appropriate to fulfill its mandate.

As of March 2007, the Audit Committee comprised of all four independent directors and had engaged a financial expert consultant. Sir Peter Bonfield was the Chairman of the Audit Committee, who convened four regular meetings and four special meetings in 2006.

In accordance with Taiwan's Securities and Exchange Law, TSMC's 2006 Shareholders' Meeting approved the amendments to the Articles of Incorporation to eliminate the Supervisors, and the expiration of tenure for TSMC's Supervisors on December 31, 2006. Beginning on January 1, 2007, the Audit Committee is responsible for the duties of the Supervisors specified under Taiwan's Company Law, Securities and Exchange Law, and other relevant regulations.

Audit Committee Meeting Status

The Audit Committee consists of all of the independent directors of the Company. Four regular meetings and four special meetings were convened in 2006. The committee members' attendance status is as follows:

Title	Name	Attendance in Person	By Proxy	Attendance Rate (%)	Notes
Chair	Sir Peter Leahy Bonfield	8	-	100%	Renewal of office (Re-elected on May 16)
Member	Lester Carl Thurow	5	-	63%	Renewal of office (Re-elected on May 16)
Member	Stan Shih	8	-	100%	Renewal of office (Re-elected on May 16)
Member	Carleton (Carly) S. Fiorina	3	-	75%	New office assumed (Elected on May 16)
Annotation: None					

1.2 Compensation Committee

The Compensation Committee assists the Board in discharging its responsibilities related to the compensation and benefits policies, plans and programs of TSMC, and in the evaluation and compensation of TSMC's executives.

of March 2007, the Compensation Committee comprised of five members. All four independent directors served as voting members of the committee and Chairman of the Board, Dr. Morris Chang, was a non-voting member. Mr. Stan Shih was the Chairman of the Compensation Committee, who convened r regular meetings in 2006.

2. Board Members

2.1 Information Regarding Board Members

Title Name	Date Elected	Term Expires	Date First Elected	Shareholding When Elected		Current Shareholding		Spouse & Minor Shareholding	
				Shares	%	Shares	%	Shares	%
Chairman Morris Chang	05/16/2006	05/15/2009	12/10/1986	112,677,772	0.46%	116,057,019	0.45%	120,826	0.00%
Vice Chairman F.C. Tseng	05/16/2006	05/15/2009	05/13/1997	39,010,891	0.16%	38,204,647	0.15%	130,878	0.00%
Koninklijke Philips Electronics N.V. Representative: (Note 1, 3, 4, 5) Director J.C. Lobbezoo	05/16/2006	05/15/2009	12/10/1986	4,066,046,793	16.44%	4,187,989,024	16.21%	-	-
National Development Fund, Executive Yuan Representative: (Note 2, 4, 5) Director Chintay Shih	05/16/2006	05/15/2009	12/10/1986	1,581,649,966	6.39%	1,629,084,227	6.31%	153,907	0.00%
Director Rick Tsai	05/16/2006	05/15/2009	06/03/2003	25,466,795	0.10%	27,813,033	0.11%	-	-
Independent Director Sir Peter Leahy Bonfield	05/16/2006	05/15/2009	05/07/2002	-	-	-	-	-	-
Independent Director Lester Carl Thurow	05/16/2006	05/15/2009	05/07/2002	-	-	-	-	-	-
Independent Director Stan Shih	05/16/2006	05/15/2009	04/14/2000	1,415,785	0.01%	1,458,244	0.01%	15,877	0.00%
Independent Director Carleton (Carly) S. Fiorina	05/16/2006	05/15/2009	05/16/2006	-	-	-	-	-	-
No member of the Board of Directors held TSMC shares by nominee arrangement. No member of the Board of Directors had a spouse or relative within two degrees of consanguinity serving as a manager at TSMC.									

Note 1: The tenure of Mr. Michel Besseau, our former Supervisor (representative of Koninklijke Philips Electronics N.V.), expired on May 16, 2006.

Note 2: The tenure of Mr. James C. Ho (representative of National Development Fund, Executive Yuan) and Dr. Michael E. Porter, our former Supervisors, expired on December 31, 2006.

Starting from January 1, 2007, the Audit Committee took over the duties of Supervisors specified under the relevant laws and regulations.

Note 3: Koninklijke Philips Electronics N.V. (representative, Mr. J.C. Lobbezoo) resigned from TSMC's Board on March 9, 2007 and sold approximately 887 million TSMC shares to long-term financial investors in Taiwan on March 12, 2007.

Note 4: Information on Directors that are Representatives of Juridical Person Shareholders

Directors/That are Representatives of Juridical Person Shareholders	Juridical Person Shareholders	Top 10 Shareholders of Juridical Person Shareholders, or Shareholders Owning More than 10% of Juridical Person Shareholders
Director: J.C. Lobbezoo	Koninklijke Philips Electronics N.V.	Top 10 Shareholders: Not Available Shareholders Owned More than 10% Shares: None
Director: Chintay Shih	National Development Fund, Executive Yuan	Not Applicable

Note 5: Major shareholders of Juridical Person Shareholders as stated in note 4: Not Applicable.

As of 02/28/2007

Education & Selected Positions		Selected Positions in TSMC & Other Companies	
• Ph.D., Electrical Engineering, Stanford University, USA • Chairman, Industrial Technology Research Institute • President & COO, General Instrument Corporation	• Senior Vice-President for Texas Instrument • CEO, TSMC • Supervisor, Industrial Technology Research Institute	None	
• Ph.D., Electrical Engineering, National Chengkung University, Taiwan • President, Vanguard International Semiconductor Corp.	• President, TSMC • Deputy CEO, TSMC	• Chairman, TSMC (Shanghai) Company Ltd. • Chairman, Global Unichip Corp. • Director, Prosperity Venture Capital Corp.	• Director, digimax, Inc. • Director, Allegro Manufacturing Pte, Ltd.
• Master Degree, Business Economics, Erasmus University, the Netherlands • CFO, Philips Semiconductors B.V.	• Chairman, Systems on Silicon Manufacturing Company Pte Ltd.	• Executive Vice President, Philips International B.V. • Director, FEI Company	
• Ph.D., Electrical Engineering, Princeton University, USA • President, Industrial Technology Research Institute • Director of Vanguard International Semiconductor Corp.	• Professor and Dean, College of Technology Management, National Tsinghua University • Managing Director and Special Advisor, Industrial Technology Research Institute	• Director, Industrial Technology Investment Corporation	
• Ph.D., Material Science, Cornell University, USA • Executive Vice President, Worldwide Marketing and Sales, TSMC • COO, TSMC	• President, Vanguard International Semiconductor Corp.	• President & CEO, TSMC • Director, TSMC subsidiary companies • Director, MIT Corporation Board of Trustees	
• Bachelor Degree in Engineering, Loughborough University of Technology, UK • CEO and Chairman of the Executive Committee, British Telecommunications Plc • Vice President, the British Quality Foundation	• Non Executive Director, Department of Constitutional Affairs	• Senior Non-Executive Director, AstraZeneca Group Plc, London • Director, L.M. Ericsson • Director, Mentor Graphics Corporation Inc • Member of the Citigroup International Advisory Board	• Member of the Sony Corporation Advisory Board • Director, Sony Corporation (Japan) • Non Executive Member of Actis LLP Supervisory Board • Chairman of Supervisory Board, NXP B.V. • Non Executive Director, Dubai International Capital
• Ph.D., Economics, Harvard University, USA • Dean, Sloan School of Management, M.I.T.	• Jerome and Dorothy Lemelson Professor of Management and Economics, Sloan School of Management, M.I.T.	• Director, Analog Devices Inc.	
• Honorary Doctor of International Law, Thunderbird, American Graduate School of International Management, USA • Honorary Fellowship, University of Wales, Cardiff, UK • Honorary Doctor of Technology, the Hong Kong Polytechnic University, Hong Kong	• Honorary EE Ph.D., MSEE, BSEE, National Chiaotung University, Taiwan • Co-Founder, Chairman Emeritus of the Acer Group	• Group Chairman, iD SoftCapital • Director, ABW (Acer, BenQ, Wistron) Family • Director, Nan Shan Life Insurance Company, Ltd.	
• Master Degree in Business Administration, Robert H. Smith School of Business, University of Maryland at College Park, Md. • Master Degree, Science, MIT's Sloan School • Bachelor Degree in Medieval History and Philosophy, Stanford University, USA	• Senior Management, AT&T and Lucent Technologies • Chairman and Chief Executive Officer, Hewlett-Packard • Director, Revolution Healthcare Group • Director, MIT Corporation Board of Trustees	• Director, CyberTrust, Inc.	

2.2 Remuneration Paid to Directors and Supervisors

Unit: NT$ thousands

Title / Name	Remuneration Paid to Directors (Supervisors)						Directors (Supervisors) Salary, Compensation, and Allowance (A+B+C) as % 2006 Net Income			
	Salary (A)		Compensation (B) (Note 3)		Allowance (C) (Note 4)				Salary, Bonus..etc. (D)	
	TSMC	Consolidated Subsidiaries of TSMC	TSMC	Consolidated Subsidiaries of TSMC	TSMC	Consolidated Subsidiaries of TSMC	TSMC	Consolidated Subsidiaries of TSMC	TSMC	Consolidated Subsidiaries of TSMC
Chairman Morris Chang; Vice Chairman F.C. Tseng; Koninklijke Philips Electronics N.V. Representatives: Director J.C. Lobbezoo, Supervisor Michel Besseau (Note 1); National Development Fund, Executive Yuan Representatives: Director Chintay Shih, Supervisor James. C. Ho; Director Rick Tsai; Independent Director Sir Peter Leahy Bonfield; Independent Director Lester Carl Thurow; Independent Director Stan Shih; Independent Director Carleton (Carly) S. Fiorina (Note 2); Supervisor Michael E. Porter	25,294	25,294	285,800	285,800	2,650	2,650	0.25%	0.25%	8,922	8,922

Note 1: The tenure of Mr. Michel Besseau, our former Supervisors (representative of Koninklijke Philips Electronics N.V.), expired on May 16, 2006.

Note 2: Ms. Carly Fiorina was elected to the Board of Directors on May 16, 2006

Note 3: The Board adopted a proposal for 2006 compensation to TSMC's directors and supervisors in the amount of NT$285,800 thousand at its meeting on February 6, 2007. The proposed compensation will be effected upon the approval of shareholders at the Annual Shareholder Meeting in May 2007.

Note 4: Includes allowances for company cars. Compensation paid to company drivers totalled NT$4,868 thousand.

Note 5: Directors and supervisors' compensation disclosed in the 2005 annual report was NT$282,867 thousand, accounting for 0.3 percent of 2005 net income.

Remuneration Paid to Directors and Supervisors

	Directors and Supervisors			
	Year 2006			
	Total Compensation Paid to Directors and Supervisors as % 2006 Net Income (A+B+C)		Total Compensation Paid to Directors and Supervisors as % 2006 Net Income (A+B+C+D+E)	
	TSMC	Consolidated Subsidiaries of TSMC	TSMC	Consolidated Subsidiaries of TSMC
Under NT$ 2,000,000	1	1	0	0
NT$2,000,000 ~ NT$5,000,000	0	0	0	0
NT$5,000,000 ~ NT$10,000,000	1	1	1	1
NT$10,000,000 ~ NT$15,000,000	0	0	0	0
NT$15,000,000 ~ NT$30,000,000	6	6	6	6
NT$30,000,000 ~ NT$50,000,000	4	4	4	4
NT$50,000,000 ~ NT$100,000,000	0	0	0	0
Over NT$100,000,000	0	0	1	1
Total	12	12	12	12

Compensation Earned as Employee of TSMC or of TSMC Subsidiary Affiliates						Total Compensation Paid to Directors (Supervisors) (A+B+C+D+E) as % 2006 Net Income (Note 5)		Other Compensation from Non-Subsidiary Affiliates
Employee Profit Sharing (E)				ESOP (F)				
TSMC		Consolidated Subsidiaries of TSMC		TSMC	Consolidated Subsidiaries of TSMC	TSMC	Consolidated Subsidiaries of TSMC	
Cash	Stock	Cash	Stock					
44,000	297,000	44,000	297,000	1,576	1,576	0.52%	0.52%	None

2.3 Net Change in Shareholding and Net Change in Shares Pledged by Directors and Supervisors

For a summary of net changes in shareholding and shares pledged by Directors and Supervisors, please refer to "Net Change in Shareholding and Net Change in Shares Pledged by Directors, Supervisors, Management, and Shareholders with 10% Shareholding or More" on page 15.

3. Directors and Supervisors' Professional Qualifications and Independence Analysis

According to the relevant requirements set by Taiwan's Securities and Futures Bureau, the professional qualifications and independence status of the Company's Board members are listed in the table below.

Information Regarding Directors and Supervisors

Name / Criteria	Meet One of the Following Professional Qualification Requirements, Together with at Least Five Years Work Experience			Criteria (Note)										Selected Current Positions/Number of Other Public Companies Concurrently Serving as an Independent Director
	An Instructor or Higher Position in a Department of Commerce, Law, Finance, Accounting, or Other Academic Department Related to the Business Needs of the Company in a Public or Private Junior College, College or University	A Judge, Public Prosecutor, Attorney, Certified Public Accountant, or Other Professional or Technical Specialists Who Has Passed a National Examination and Been Awarded a Certificate in a Profession Necessary for the Business of the Company	Have Work Experience in the Area of Commerce, Law, Finance, or Accounting, or Otherwise Necessary for the Business of the Company	1	2	3	4	5	6	7	8	9	10	
Chairman Morris Chang			v	v	v		v	v	v	v	v	v	v	0
Vice Chairman F.C. Tseng			v	v			v	v	v	v	v	v	v	0
Director J.C. Lobbezoo			v			v	v		v	v	v	v		0
Director Chintay Shih			v			v	v		v	v	v	v		0
Director Rick Tsai			v				v	v	v	v	v	v	v	0
Independent Director Sir Peter Leahy Bonfield			v	v	v	v	v	v	v	v	v	v	v	0
Independent Director Lester Carl Thurow	v	v	v	v	v	v	v	v	v	v	v	v	v	0
Independent Director Stan Shih			v	v	v	v	v	v	v	v	v	v	v	0
Independent Director Carleton (Carly) S. Fiorina			v	v	v	v	v	v	v	v	v	v	v	0
Supervisor James C. Ho	v		v	v	v	v	v		v	v	v	v		0
Supervisor Michael E. Porter	v		v	v	v	v	v	v	v	v	v	v	v	0

Note: Directors or Supervisors, during the two years before being elected or during the term of office, have been or be any of the following, please tick the appropriate corresponding boxes:

1. Not an employee of the company or any of its affiliates;
2. Not a director or supervisor of the company or any of its affiliates. The same does not apply, however, in cases where the person is an independent director of the company, its parent company, or any subsidiary in which the company holds, directly or indirectly, more than 50% of the voting shares;
3. Not a natural-person shareholder who holds shares, together with those held by the person's spouse, minor children, or held by the person under others' names, in an aggregate amount of 1% or more of the total number of issued shares of the company or ranking in the top 10 in holdings;
4. Not a spouse, relative within the second degree of kinship, or lineal relative within the fifth degree of kinship, of any of the persons in the preceding three subparagraphs;
5. Not a director, supervisor, or employee of a corporate shareholder that directly holds 5% or more of the total number of issued shares of the company or that holds shares ranking in the top five in holdings;
6. Not a director, supervisor, officer, or shareholder holding 5% or more of the shares, of a specified company or institution that has a financial or business relationship with the company;
7. Not a professional individual who, or an owner, partner, director, supervisor, or officer of a sole proprietorship, partnership, company, or institution that, provides commercial, legal, financial, accounting services or consultation to the company or to any affiliate of the company, or a spouse thereof;
8. Not having a marital relationship, or a relative within the second degree of kinship to any other director of the company;
9. Not been a person of any conditions defined in Article 30 of the Company Law; and
10. Not a governmental, juridical person or its representative as defined in Article 27 of the Company Law.

4. Major Decisions of Shareholder Meeting and Board Meetings

4.1 Review of Shareholder Meeting

TSMC's 2006 regular Shareholder Meeting was held at the auditorium of the Activity Center of the Hsinchu Science Park on May 16, 2006. At the meeting, shareholders present in person or by proxy approved the following resolutions: (1) Acceptance of the 2005 business report and financial statements; (2) Distribution of 2005 profits; (3) Amendments to the Articles of Incorporation; (4) Election of the 10th Board of Directors and Supervisors.

4.2 Review of Board Meetings

During the 2006 calendar year, through the period from January 1 to February 28, 2007, five regular meetings and one special meeting were convened. Major resolutions passed at these meetings are summarized below: (1) The 2005 business report and financial statements; (2) Distribution of 2005 profits and capitalization of capital surplus; (3) Convening the 2006 Annual Shareholder Meeting; (4) 2006 R&D projects and sustaining capital appropriation; (5) Election of Dr. Morris Chang as Chairman and Dr. F.C. Tseng as Vice Chairman of TSMC; (6) Capital injection into a TSMC wholly-owned foreign subsidiary for the purpose of holding TSMC's fixed income investment portfolio and reducing foreign exchange hedging costs; (7) Promotion of Dr. Jack Sun and the appointment of Dr. Fu-Chieh Hsu as Vice Presidents of TSMC; (8) Appointment of Sir Peter L. Bonfield, Professor Lester Thurow, Mr. Stan Shih and Ms. Carly Fiorina as members of the Audit Committee, and designated Sir Peter L. Bonfield as the Chairman of the Committee; (9) The 2006 semi-annual financial statement; (10) Increase of investment in VisEra Technologies; (11) Purchase of additional 6.8% of shares in Systems on Silicon Manufacturing Company; (12) The 2006 business report and financial statements; (13) Distribution of 2006 profits and capitalization of capital surplus; (14) Convening the 2007 Annual Shareholder Meeting; (15) 2007 R&D projects and sustaining capital appropriation.

4.3 Board of Directors Meeting Status

Four regular meetings and one special meeting were convened in 2006. The directors and supervisors' attendance status is as follows:

Title	Name	Attendance in Person	By Proxy	Attendance Rate (%)	Notes
Chairman	Morris Chang	5	0	100%	Renewal of office (Re-elected on May 16)
Vice Chairman	F.C. Tseng	5	0	100%	Renewal of office (Re-elected on May 16)
Director	Koninklijke Philips Electronics N.V. Representative: J.C. Lobbezoo	4	1	80%	Renewal of office (Re-elected on May 16)
Director	Koninklijke Philips Electronics N.V. Representative: Mario Alberto Rivas	-	-	-	Resigned in January 2006
Director	National Development Fund, Executive Yuan Representative: Chintay Shih	5	0	100%	Renewal of office (Re-elected on May 16)
Director	Rick Tsai	5	0	100%	Renewal of office (Re-elected on May 16)
Independent Director	Sir Peter Leahy Bonfield	3	2	60%	Renewal of office (Re-elected on May 16)
Independent Director	Lester Carl Thurow	3	2	60%	Renewal of office (Re-elected on May 16)
Independent Director	Stan Shih	5	0	100%	Renewal of office (Re-elected on May 16)
Independent Director	Carleton (Carly) S. Fiorina	1	2	33%	New office assumed (Elected on May 16)
Supervisor	National Development Fund, Executive Yuan Representative: James C. Ho	4	-	80%	Renewal of office (Re-elected on May 16)
Supervisor	Michael E. Porter*	1	-	20%	Renewal of office (Re-elected on May 16)

Annotation :

I. Recusals of Directors due to conflicts of interests:

1. Name of Director: Sir Peter Leahy Bonfield
   Resolution: To approve amendment to TSMC's "Rules for Distribution of Compensation to Directors and Supervisors"
   Reason for the conflict of interests and voting status: As the resolution primarily intends to adjust the compensation for overseas independent directors. Since Sir Peter Bonfield is an overseas independent director, he recused himself from the discussion and voting. (Note: Another overseas independent director, Lester Carl Thurow, did not attend the meeting in person)
2. Name of Director: Sir Peter Leahy Bonfield
   Resolution: To approve the purchase of an additional 6.8% of SSMC shares from NXP Semiconductors
   Reason for the conflict of interests and voting status: Since Sir Peter Bonfield is the Chairman of Supervisory Board of NXP Semiconductors, he recused himself from the discussion and voting.

II. The Audit Committee comprised of all independent directors. Starting from January 1, 2007, the Audit Committee took over the duties of Supervisors specified under the relevant laws and regulations, and the Supervisors were terminated as of December 31, 2006.

* Supervisor Michael E. Porter met regularly with the Company's management team in Taiwan. The management also reported to him periodically in the U.S. on the Company's business operations and financial statements, and sought his advice on the Company's business strategy from time to time.

4.4 Major Issues of Record or Written Statements Made by Any Director or Supervisor Dissenting to Important Resolutions Passed by the Board of Directors from January 1, 2006 to February 28, 2007: None.

5. Taiwan Corporate Governance Implementation as Required by Taiwan Financial Supervisory Commission

Item	Implementation Status	Reason for Non-Implementation
1. Shareholding Structure & Shareholders' Rights		None
(1) The way of handling shareholder suggestions or disputes	TSMC has designated relevant departments, such as Investor Relations, Public Relations, Legal, etc., to handle shareholder's suggestions or disputes.	
(2) The Company's possession of major shareholder's list and the list of ultimate owners of these major shareholders	TSMC tracks the shareholdings of directors, supervisors, officers, and shareholders holding more than 10% of the outstanding shares of TSMC.	
(3) Risk Management Mechanism and Fire Wall between the Company and its affiliates	TSMC has established relevant guidelines in its "Internal Control System" policy and procedures.	
2. Composition and Responsibilities of the Board of Directors		None
(1) Independent Directors	Sir Peter Leahy Bonfield, Prof. Lester Carl Thurow, Mr. Stan Shih and Ms. Carly S. Fiorna are independent directors of TSMC.	
(2) Regular evaluation of external auditors' independency	The Audit Committee regularly evaluates the independency of external auditors.	
3. Composition and Responsibilities of Supervisors		None
(1) Independent Supervisor(s)	Prof. Michael E. Porter was an independent supervisor of TSMC.	
(2) Communication channel with employees or shareholders	The employees and managers of relevant departments regularly report and present Company information to the Independent Supervisor; all Supervisors have access to Company employees or managers for information they need. Note: The Audit Committee took over the duties of Supervisors starting from January 1, 2007. The Supervisors were terminated as of December 31, 2006.	
4. Communication channel with stakeholders	TSMC designates relevant departments to communicate with stakeholders on a case by case basis.	None
5. Information Disclosure		None
(1) Establishment of corporate website to disclose information regarding the Company's financials, business and corporate governance status	TSMC discloses information through its website http://www.tsmc.com. Since TSMC is a foreign private issuer with American Depository Receipts listed on the New York Stock Exchange ("NYSE"), TSMC is subject to various NYSE regulations, one of which requires TSMC to disclose the significant ways in which its corporate governance practices differ from those followed by US domestic companies under NYSE listing standards. You may find such disclosure information at the following web address: http://www.tsmc.com/download/english/e03_governance/NYSE_Section_303A.pdf	
(2) Other information disclosure channels (e.g. English website, appointing responsible people to handle information collection and disclosure, appointing spokesperson, webcasting investors conference)	TSMC has designated relevant departments (e.g. Investor Relations, Public Relations, Legal, etc.) to handle the collection and disclosure of information as required by relevant laws and regulations of Taiwan and other jurisdictions. TSMC has designated spokespersons as required by relevant regulations. TSMC webcasts live investor conferences.	
6. Operations of the Company's nomination committee, Compensation Committee, or other committees of the Board of Directors	TSMC's Board of Directors has established an Audit Committee and a Compensation Committee. Please refer to "Corporate Governance" section on page 46-55 of this Annual Report for the details.	None
7. If the Company has established corporate governance policies based on TSE Corporate Governance Best Practice Principles, please describe discrepancy between the policies and their implementation. For the status of TSMC's corporate governance, please refer to the section titled "Corporate Governance" on pages 46-55 of this Annual Report.		
8. Please describe the company's corporate social responsibility (such as human rights, employee rights, employee wellness, community participation, social contribution, community service, investor relations, supplier relations and rights of shareholders) policy and implementation. For the status of TSMC's corporate social responsibility, please refer to the section titled "Corporate Social Responsibility" on pages 56-59 of this Annual Report.		
9. Other important information to facilitate better understanding of the Company's corporate governance practices (e.g. directors' and supervisors' training records, the implementation of risk management policies and risk evaluation measures, the implementation of consumers/customers protection policies, and purchasing insurance for directors and supervisors.): (1) From time to time, TSMC provides directors and supervisors information concerning regulatory requirements and developments as related to directors' and supervisors' activities. TSMC management also regularly present Company's business and other information to directors and supervisors. TSMC's independent director, Sir Peter Leahy Bonfield, has completed an Institutional Shareholder Services (ISS)-accredited board education program and a certification by ISS has been received. (2) TSMC conducts risk management and risk evaluation pursuant to the internal policies established in accordance with relevant laws and regulations, and has employed a professional consulting company in August 2006 to assist TSMC in operation related risk evaluation and execution of improvement plans. (3) TSMC maintains D&O Insurance for its directors, supervisors, and officers.		
10. If the Company has a self corporate governance evaluation or has authorized any other professional organization to conduct such an evaluation, the evaluation results, major deficiency or suggestion, and improvement are stated as follows: The Company participated in 2006 "CG6002 Corporate Governance Compliance Evaluation" performed by the Corporate Governance Association in Taiwan, and has been granted by the same Association a "CG6002 Corporate Governance Compliance Evaluation Validation Certificate".		

6. Status of Personnel Responsible for Preparing Financial Reports

No personnel responsible for preparing financial reports resigned or were dismissed in 2006.

7. Information Regarding TSMC's Independent Auditor

Audit Fees: Not applicable. Non-audit fees paid to TSMC's independent audit firm and its affiliates did not exceed 25 percent of the audit fees paid in 2006. The 2006 audit fees paid to TSMC's independent auditor were not reduced by more than 15 percent compared with 2005.

TSMC did not replace its independent auditor during 2005, 2006, and as of February 28, 2007.

TSMC's Chairman, Chief Executive Officer, Chief Financial Officer, and managers in charge of its finance and accounting operations did not hold any positions within TSMC's independent audit firm or its affiliates during 2006.

8. Internal Control System Execution Status

Statement of Internal Control System

Date: February 6, 2007

Based on the findings of a self-assessment, Taiwan Semiconductor Manufacturing Company Limited (TSMC) states the following with regard to its internal control system during the period from January 1, 2006 to December 31, 2006:

1. TSMC is fully aware that establishing, operating, and maintaining an internal control system are the responsibility of its Board of Directors and management. TSMC has established such a system aimed at providing reasonable assurance regarding the achievement of objectives in the following categories: (1) effectiveness and efficiency of operations (including profitability, performance, and safeguarding of assets), (2) reliability of financial reporting, and (3) compliance with applicable laws and regulations.

2. An internal control system has inherent limitations. No matter how perfectly designed, an effective internal control system can provide only reasonable assurance of accomplishing the three objectives mentioned above. Moreover, the effectiveness of an internal control system may be subject to changes of environment or circumstances. Nevertheless, the internal control system of TSMC contains self-monitoring mechanisms, and TSMC takes corrective actions whenever a deficiency is identified.

3. TSMC evaluates the design and operating effectiveness of its internal control system based on the criteria provided in the Regulations Governing the Establishment of Internal Control Systems by Public Companies (hereinbelow, the "Regulations"). The criteria adopted by the Regulations identify five components of internal control based on the process of management control: (1) control environment, (2) risk assessment, (3) control activities, (4) information and communication, and (5) monitoring. Each component further contains several items. Please refer to the Regulations for details.

4. TSMC has evaluated the design and operating effectiveness of its internal control system according to the aforesaid criteria.

5. Based on the findings of the evaluation mentioned in the preceding paragraph, TSMC believes that, during the year 2006, its internal control system (including its supervision and management of subsidiaries), as well as its internal controls to monitor the achievement of its objectives concerning operational effectiveness and efficiency, reliability of financial reporting, and compliance with applicable laws and regulations, were effective in design and operation, and reasonably assured the achievement of the above-stated objectives.

6. This Statement will be an integral part of TSMC's Annual Report for the year 2006 and Prospectus, and will be made public. Any falsehood, concealment, or other illegality in the content made public will entail legal liability under Articles 20, 32, 171, and 174 of the Securities and Exchange Law.

7. This Statement has been passed by the Board of Directors in their meeting held on February 6, 2007, with zero of the nine attending directors expressing dissenting opinions, and the remainder all affirming the content of this Statement.

Taiwan Semiconductor Manufacturing Company Limited



Morris Chang
Chairman of the Board of Directors



Rick Tsai
President and CEO

The Securities and Futures Bureau did not request TSMC to commission an independent auditor to audit its internal control system in 2006.

Corporate Social Responsibility

TSMC's core value of commitment extends to all aspects of its business, including commitment to the welfare of employees, society, and the environment. TSMC was honored with Globalviews Magazine's highest award for Corporate Social Responsibility in 2006.



1. Environmental, Safety, and Health Management

TSMC believes its environmental, safety, and health practices should not only comply with legal requirements, but also measure up to recognized international practices. The company aims to prevent pollution, efficiently use all resources, prevent accidents, improve employee safety and health, protect property, and establish a work environment that promotes the well-being of our employees and the communities in which we operate.

All TSMC manufacturing facilities have received ISO 140001 certification for environmental management systems and OHSAS 180001 certification for occupational health and safety management systems. TSMC strives for continuous improvement and actively seeks to enhance pollution prevention, power and resource conservation, waste reduction, health and safety management, fire and explosion prevention and other risks such as earthquakes in order to reduce environmental, health, and safety risk. In 2006, TSMC began to adopt the IECQ QC080000 Hazardous Substance Process Management (HSPM) System in order to meet customer needs for management of hazardous materials and to meet the European Union's Restriction of Hazardous Substance (RoHS) directive. TSMC expects all manufacturing facilities will meet QC080000 requirements in 2007.

1.1 Environmental Protection

Inventory of Greenhouse Gases and Emission Reduction

TSMC is committed to environmental protection and actively participates in international environmental protection programs. In 2005, TSMC was Taiwan's first semiconductor company to make a complete inventory of its greenhouse gases and to gain ISO14064 certification for its procedure and results. The purpose of the inventory was to serve as a reference for TSMC's strategy to reduce greenhouse gases, to meet future domestic regulatory requirements, and to prepare for carbon trading and corporate carbon asset management.

TSMC is also taking measures to reduce emission of greenhouse gases, particularly perfluorinated compounds (PFCs), the chief greenhouse gas emissions produced in the semiconductor manufacturing process. TSMC has endorsed a memorandum of understanding between the Taiwan Semiconductor Industry Association, the R.O.C. Environmental Protection Administration, and the World Semiconductor Council, whereby TSMC is committed to reducing PFC emissions to 10 percent below the average of 1997 and 1999 by 2010. This emissions target remains fixed as TSMC continues to grow and expand its manufacturing facilities, and we are taking the following measures to reduce emissions in line with recommendations provided by the Intergovernmental Panel on Climate Change (IPCC):

- Accurate measurement of PFC gas production and the effectiveness of exhaust gas abatement equipment in order to calculate actual PFC emission volumes
- Evaluation of feasible alternatives to greenhouse gases and gradually replacing greenhouse gases at all manufacturing facilities
- Evaluation of the effectiveness and safety of PFC exhaust gas abatement equipment and progressive installation and use of such equipment

Air and Water Pollution Control

TSMC has installed effective air and water pollution control equipment in each wafer fab to meet regulatory emissions standards. In addition, TSMC maintains backup pollution control systems, including emergency power supplies, to lower the risk of pollutant emission in the event of equipment breakdown. TSMC monitors the operations of air and water pollution control equipment centrally around the clock and tracks system effectiveness to ensure emitted air and discharged water quality.



Water Conservation

To effectively use Taiwan's limited water resources, all TSMC fabs make an effort to increase water reclamation rates by adjusting the water usage of manufacturing equipment and improving wastewater reclamation systems. New fabs are able to reclaim 85 percent of process water, meeting or exceeding the standards of the Science Park Administration and outperforming most semiconductor fabs around the world. TSMC also strives to reduce non-manufacturing related water consumption including water used in air conditioning systems, sanitary facilities, cleaning, landscaping and kitchens.

Waste Management and Recycling

TSMC has established a designated unit responsible for waste recycling and disposal. To meet the goal of sustainable resource utilization, TSMC's first priority is to reduce process waste before considering recycling or disposal. TSMC carefully selects waste disposal and recycling contractors and performs annual audits of certification documents, site operations and transportation routes to ensure legal and proper disposal of waste.

Other Environmental Protection Programs

TSMC has implemented an environmental accounting system, allowing each fab to calculate cost savings or profits created by each environmental program.

In addition, TSMC conducts "Product Life Cycle Assessments" (Product LCAs), collecting and analyzing data from the entire semiconductor manufacturing chain from raw materials suppliers to finished products, including statistics for such items as energy, raw materials consumption, and pollution. The product LCA study has established "Eco-Profiles" for all TSMC fabs and will help the company meet future international regulations such as the European Union's "Energy-Using Product" directive. These "Eco-Profiles" can also be provided to customers who require such documentation.

TSMC also maintains "green procurement" procedures, requiring raw materials suppliers to declare that the materials they supply to TSMC do not contain any prohibited substances. This ensures that products manufactured by TSMC comply with customer requirements and the regulatory requirements of the European Union's RoHS directive.

Environmental Compliance Record

The Tainan County Environmental Protection Bureau fined TSMC NT$100,000 in 2006 for violation of air pollution regulations by one of TSMC's construction contractors. TSMC not only has required the contractor to fully comply with the relevant regulations, we have filed an appeal against the fine, as we believe that the contractor, not TSMC, is liable for the penalty.

1.2 Safety and Health

Safety and Health Management

TSMC's safety and health management is built on the framework of the OHSAS 18001 system, and adheres to the management principle of "Plan, Do, Check, Act" to prevent accidents and protect employee safety and health as well as company assets.

Besides accident prevention, TSMC has established emergency response procedures to protect the lives of employees and contractors if disasters should occur, as well as minimize the impact on society and the environment. TSMC communicates to suppliers to reduce potential risks in operation of production equipment and follows safety control procedures when installing production equipment. The company places stringent controls on high-risk operations and also evaluates the seismic tolerance of facilities and equipment to reduce the risk of earthquake damage.

In heath management, TSMC maintains regular wellness and professional health programs and also establishes company-level prevention committees when infectious diseases such as Severe Acute Respiratory Syndrome (SARS) or Avian Influenza pose a potential risk to the company.

Employee Wellness

TSMC is committed to achieving the highest standards of wellness for employees. Employees have access to on-site clinics, 24-hour nursing services, annual physical exams, women's health services, cancer screening, on-site fitness facilities and programs, weight management programs, and various health awareness programs. Employees also have access to stress management programs, counseling services, and other assistance programs.

Supplier and Contractor Management

TSMC is committed to communicating with and encouraging its contractors and suppliers to improve their environmental, safety, and health performance. TSMC audits the environmental, safety, and health practices of major raw materials suppliers and contractors and asks for continual improvement. Contractors performing high-risk works must lay out clearly-defined safety precautions and preventative measures. In addition, contractors working on high-risk engineering must establish OHSAS 18001 occupational safety and health management systems before July 2007.

Environmental, Safety, and Health-related Awards in 2006

- Executive Yuan National Council for Sustainable Development "National Sustainable Development Award"
- Environmental Protection Administration's "Enterprise Environmental Protection Award"
- Recognized by the Ministry of Economic Affairs Water Resources Agency for "Excellence in Water Conservation"
- Environmental Protection Administration's "Award for Outstanding Achievement in Industrial Waste Disposal, Resources Reduction, and Recycling"
- Recognized by the Tainan Science Park for "Outstanding Achievement in Environmental Protection"
- Recognized by the Executive Yuan Council of Labor Affairs for "Excellence in Safety and Health"
- Recognized by Hsinchu and Tainan Science Parks for "Excellence in Labor Safety and Health"
- Chosen for membership in the Dow Jones Sustainability World Index for a sixth consecutive year, and the only Taiwan member since 2003


Dow Jones
Sustainability Indexes
Member 2006/07

2. TSMC Education and Culture Foundation

TSMC is dedicated to becoming Taiwan's leading corporate citizen, and to sharing the values and business philosophies that led to the company's success. In 1998, the company established the TSMC Education and Culture Foundation to organize and consolidate its contributions and to sponsor educational, cultural, and community activities in Taiwan. The TSMC Foundation believes long-term commitments make a longer-lasting impact than one-time events, and its programs reflect this belief. Led by TSMC Vice Chairman Dr. F.C. Tseng, the Foundation works in four areas: commitment to education, sponsorship of the arts and aesthetic education, contribution to local communities, and the TSMC employee volunteer program.

2.1 Commitment to Education

TSMC is committed to nurturing future leaders by supporting top institutions of learning. In 2006, National Taiwan University broke ground on construction of a NT$120 million chemistry research center funded by the TSMC Foundation. The foundation also continued to support the construction of a new building complex for the MIT Sloan School of Business and disbursed the first payment of a grant for construction of a headquarters building for University of California Berkeley's Center for Information Technology Research in the Interest of Society (CITRIS). In addition, TSMC completed its third year of a program to provide NT$5 million in scholarships to help youth from low-income families attend elite universities in Taiwan.

Part of the TSMC Foundation's educational mission is to develop scientific talent. The foundation sponsors the Wu Chien-Shiung Science Camp and the Wu Ta-You Science Camp, which give talented high school and university students an opportunity to learn from outstanding scientists from Taiwan, Hong Kong, China, and around the world. In 2006, teachers included 2004 Nobel Chemistry Prize Laureate Aaron Ciechanover and three U.S. National Academy of Science fellows.

The Foundation also sponsors international education by providing students from National Tsinghua University and National Chiaotung University with scholarships to study abroad for one year. The foundation also works closely with leading universities on a wide-ranging program of chair professors positions and lecture series.

2.2 Sponsorship of the Arts and Aesthetic Education

In 2006, the TSMC Foundation sponsored the Netherlands' Royal Concertgebouw Orchestra under chief conductor Mariss Janson to Taiwan for two performances. The opening night of Beethoven was broadcast outdoors due to popular demand, and TSMC invited schoolchildren from remote school districts of Hsinchu and Tainan to the National Concert Hall in Taipei. This year the Foundation also sponsored the first Taipei-Beijing City Arts Festival, a week of Taipei artists' performances and exhibitions in Beijing and a week of Beijing artists' exhibitions and performances in Taipei. Other ongoing aesthetic education programs include the TSMC Youth Literature Award, and the "TSMC Aesthetic Education Tour", a project organizing tours for 10,000 elementary school children from rural areas around Taiwan to visit National Palace Museum and other fine arts institutes.

The Taipei City Government Department of Cultural Affairs recognize TSMC as an outstanding corporate sponsor of the arts in September 2006.



2.3 Contribution to Local Communities

For the past several years, the Foundation has focused on art and cultural activities in Hsinchu and Tainan, where nearly twenty thousand TSMC families are located. The foundation has organized a TSMC Arts Festival each year since 2003. The festival hosted 18 events in 2006 including performances by violinist Anne-Sophie Mutter and Vienna Philharmonic Orchestra musicians. In all, nearly 30,000 people from the community attended festival performances.

LONG-TERM

Commitments Make a Longer-lasting Impact than One-time Events



2.4 The Employee Volunteer Program

The TSMC Foundation participates in social service through employee volunteer programs. We initiated and organized the "TSMC Guide Volunteer Program" at the National Museum of Natural Science in Taichung for TSMC employees and family to serve as guides on weekends at the IC exhibition sponsored by TSMC. The number of volunteer guides has continued to increase as in 2006 the program was opened to employee children aged 12-18, encouraging teenagers to start volunteering work at younger age. The volunteer guides have served more than 300,000 visitors to the museum and have been recognized as an "Outstanding Volunteer Team" by the National Museum of Science.

In addition, the Foundation has organized a "TSMC Reading Volunteer Program", now its third year, where employees and their families read stories to elementary school children in remote townships. In 2006, the program expanded with some 50 volunteer readers serving elementary schools in Tainan, in addition to some 70 volunteers serving schools in Hsinchu.

AFFILIATE INFORMATION AND OTHER SPECIAL NOTES

TSMC's affiliates support our core foundry business with related services such as design service and back-end assembly and test, enabling TSMC to provide customers with the most complete set of solutions for their needs.



1. Affiliates

As of 12/31/2006

1.1 TSMC Affiliated Companies Chart



Taiwan Semiconductor Manufacturing Company, Ltd.
TSMC North America Shareholding: 100%
TSMC Europe B.V. Shareholding: 100%
TSMC Japan Limited Shareholding: 100%
TSMC Korea Limited Shareholding: 100%
TSMC (Shanghai) Company Limited Shareholding: 100%
TSMC International Investment, Ltd. Shareholding: 100%
TSMC Partners, Ltd. Shareholding: 100%
TSMC Global, Ltd. Shareholding: 100%
Global Unichip Corp. Shareholding: 37.88%
Chi Cherng Investment Co., Ltd. Shareholding: TSMC: 35.71% Hsin Ruey: 64.29%
Hsin Ruey Investment Co., Ltd. Shareholding: TSMC: 35.71% Chi Cherng: 64.29%
Emerging Alliance Fund, L.P. Shareholding: 99.5%
VentureTech Alliance Fund II, L.P. Shareholding: 98%
VentureTech Alliance Fund III, L.P. Shareholding: 98%
Global Unichip Corp.-NA Shareholding: 100%
Global Unichip Corp.-JP Shareholding: 100%
TSMC Technology, Inc. Shareholding: 100%
TSMC Development, Inc. Shareholding: 100%
InveStar Semiconductor Development Fund, Inc. Shareholding: 97.09%
Investar Semiconductor Development Fund, Inc. (II) LDC. Shareholding: 97.09%
WaferTech, LLC. Shareholding: 99.996%

1.2 Business Scope of TSMC and Its Affiliated Companies

TSMC's affiliates support the company's core business of providing dedicated foundry services to customers around the world. Several of TSMC's affiliate companies are focused on investing in companies involved in design, manufacturing, and other related businesses in the semiconductor industry. TSMC and its affiliates provide mutual support in technology, capacity, marketing and services to maximize synergy within the group, enabling TSMC to provide its customers with the most complete dedicated foundry services worldwide and ensure TSMC's leading position in the global foundry market.

1.3 TSMC Affiliated Companies

Unit: NT (US, EUR, JPY, KRW)$ thousands

As of 02/28/2007

Company	Date of Incorporation	Place of Registration	Capital Stock		Business Activities
TSMC North America	Jan. 18, 1988	San Jose, California, USA	US$	11,000	Sales and marketing of integrated circuits and semiconductor devices
TSMC Europe B.V.	Mar. 04, 1994	Amsterdam, The Netherlands	EUR	90.76	Marketing activities
TSMC Japan Limited	Sep. 10, 1997	Yokohama, Japan	JPY	300,000	Marketing activities
TSMC Korea Limited	May. 02, 2006	Seoul, Korea	KRW	400,000	Marketing activities
TSMC (Shanghai) Company Limited	Aug. 04, 2003	Shanghai, China	US$	371,000	Manufacturing and marketing of integrated circuits and semiconductor devices
TSMC International Investment, Ltd.	Apr. 09, 1996	Tortola, British Virgin Islands	US$	987,968	Providing investment in companies involved in the design, manufacture and other related business in the semiconductor industry
TSMC Technology, Inc.	Feb. 20, 1996	Delaware, USA	US$	0.001	Engineering support activities
WaferTech, LLC	Jun. 03, 1996	Washington, USA	US$	530,000	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices
TSMC Partners, Ltd.	Mar. 26, 1998	Tortola, British Virgin Islands	US$	300	Investment activities
TSMC Global, Ltd.	Jul. 13, 2006	Tortola, British Virgin Islands	US$	1,284,000	Investment activities
Global Unichip Corporation	Jan. 22, 1998	Hsinchu, Taiwan	NT$	1,089,176	Researching, developing, manufacturing, testing and marketing of integrated circuits
Global Unichip Corporation-JP	Jun. 16, 2005	Yokohama, Japan	JPY	10,000	Marketing activities
Global Unichip Corporation-NA	Feb. 02, 2004	San Jose, California, USA	US$	100	Providing consulting services for products in the North America region
XinTec Inc.	Sep. 11, 1998	Chungli, Taiwan	NT$	2,105,260	Wafer level chip size package
Hsin Ruey Investment Co., Ltd.	Jul. 13, 1998	Taipei, Taiwan	NT$	840,000	Investment activities
Chi Cherng Investment Co., Ltd.	Jul. 15, 1998	Taipei, Taiwan	NT$	840,000	Investment activities
TSMC Development, Inc.	Feb. 16, 1996	Delaware, USA	US$	0.001	Investment activities
InveStar Semiconductor Development Fund, Inc.	Sep. 10, 1996	Cayman Islands	US$	9,483	Investing in new start-up technology companies
InveStar Semiconductor Development Fund, Inc.(II) LDC.	Aug. 25, 2000	Cayman Islands	US$	52,839	Investing in new start-up technology companies
Emerging Alliance Fund, L.P.	Jan. 10, 2001	Cayman Islands	US$	42,248	Investing in new start-up technology companies
VentureTech Alliance Fund II, L.P.	Feb. 27, 2004	Cayman Islands	US$	24,100	Investing in new start-up technology companies
VentureTech Alliance Fund III, L.P.	Mar. 25, 2006	Cayman Islands	US$	7,700	Investing in new start-up technology companies

1.4 Common Shareholders of TSMC and Its Subsidiaries or Its Affiliates with Actual of Deemed Control: None.

1.5 Rosters of Directors, Supervisors and Presidents of TSMC's Affiliated Companies

Unit: NT$, except shareholding

As of 12/31/2006

Company	Title	Name	Shareholding	
			Amount	%
TSMC North America	Director	Kenneth Kin	-	-
	Director	Rick Cassidy	-	-
	President	Rick Cassidy	-	-
			(TSMC holds 11,000,000 shares)	(100%)
TSMC Europe B.V.	Director	Kenneth Kin	-	-
	Director	Wendell Huang	-	-
	Director	Kees den Otter	-	-
	President	Kees den Otter	-	-
			(TSMC holds 200 shares)	(100%)
TSMC Japan Limited	Chairman	Rick Tsai	-	-
	Director	Kenneth Kin	-	-
	Director	Makoto Onodera	-	-
	Supervisor	Lora Ho	-	-
	President	Makoto Onodera	-	-
			(TSMC holds 6,000 shares)	(100%)
TSMC Korea Limited	Director	Wang Ta Ming	-	-
	Director	Chih-Chun Tsai	-	-
			(TSMC holds 80,000 shares)	(100%)
TSMC (Shanghai) Company Limited	Chairman	F.C. Tseng	-	-
	Director	C.C. Wei	-	-
	Director	Y.C. Chao	-	-
	Supervisor	Lora Ho	-	-
	President	Y.C. Chao	-	-
			(TSMC's investment US$371,000,000)	(100%)
TSMC International Investment, Ltd.	Director	Lora Ho	-	-
	Director	Richard Thurston	-	-
	President	Lora Ho	-	-
			(TSMC holds 987,968,244 shares)	(100%)
TSMC Partners, Ltd.	Director	Lora Ho	-	-
	Director	Richard Thurston	-	-
	President	Lora Ho	-	-
			(TSMC holds 300,000 shares)	(100%)
TSMC Global, Ltd.	None	None	(TSMC's investment US$1,284,000,000)	(100%)
TSMC Technology, Inc.	Chairman	Lora Ho	-	-
	Director	Richard Thurston	-	-
	President	Lora Ho	-	-
			(TSMC International Investment Ltd. holds 1,000 shares)	(100%)
TSMC Development, Inc.	Chairman	Lora Ho	-	-
	Director	Richard Thurston	-	-
	President	Lora Ho	-	-
			(TSMC International Investment Ltd. holds 1,000 shares)	(100%)
WaferTech, LLC	Chairman	Rick Tsai	-	-
	Director	Steve Tso	-	-
	President	Kuo-Chin Hsu	-	-
			(TSMC Development, Inc. holds 293,636,833 preferred shares)	(99.996%)
InveStar Semiconductor Development Fund, Inc.	Director	Wendell Huang	-	-
			(TSMC International Investment Ltd. Holds 9,206,796 shares)	(97.09%)

(continued)

Company	Title	Name	Shareholding	
			Amount	%
InveStar Semiconductor Development Fund, Inc.(II) LDC.	Director	Wendell Huang	- (TSMC International Investment Ltd. holds 51,300,000 shares)	- (97.09%)
Emerging Alliance Fund, L.P.	None	None	(TSMC's investment US$42,036,394)	(99.50%)
VentureTech Alliance Fund II, L.P.	None	None	(TSMC's investment US$23,618,000)	(98%)
VentureTech Alliance Fund III, L.P.	None	None	(TSMC's investment US$7,546,000)	(98%)
Hsin Ruey Investment Co., Ltd.	Director	Wendell Huang (Representative of Chi Cherng Investment Co., Ltd.)	(Chi Cherng's investment NT$540,000,080) (TSMC's investment NT$299,999,880)	(64.29%) (35.71%)
Chi Cherng Investment Co., Ltd.	Director	James Chen (Representative of Hsin Ruey Investment Co., Ltd.)	(Hsin Ruey's investment NT$540,000,080) (TSMC's investment NT$299,999,880)	(64.29%) (35.71%)
Global Unichip Corporation (Note)	Chairman	F.C. Tseng (Representative of TSMC)	(TSMC holds 41,263,171 shares)	(37.88%)
	Vice Chairman	K.C. Shih	(K.C. Shih holds 3,489,201 shares)	(3.20%)
	Director	C.C. Lu (Representative of Chin Yu Investment Ltd.)	(Chin Yu holds 1,229,849 shares)	(1.12%)
	Director	Ping Yang (Representative of TSMC)	-	-
	Director	Jim Lai (Representative of TSMC)	-	-
	Director	Jason Chen (Representative of TSMC)	-	-
	Director	C.T. Hsing	0	0%
	Director	W.C. Liu	0	0%
	Director	S.C. Li	0	0%
	Supervisor	Lora Ho (Representative of TSMC)	-	-
	Supervisor	C.H. Kao	0	0%
	Supervisor	Yu Lin	0	0%
	President	Jim Lai	0	0%
Global Unichip Corporation-NA	Director	S.H. Cheng	-	-
	Director	Jim Lai	-	-
	Supervisor	K.C. Shih	-	-
	President	Jim Lai	-	-
			(GUC holds 100,000 shares)	(100%)
Global Unichip Corporation-JP	Director	Jim Lai	-	-
	Director	Chung-Lin Tsai	-	-
	Director	S.H. Cheng	-	-
	Supervisor	K.C. Shih	-	-
	President	Chung-Lin Tsai	-	-
			(GUC holds 200 shares)	(100%)

Note: On February 8, 2007, TSMC appointed Ms. Lora Ho to replace Mr. Yang Ping as a director and Mr. Wendell Huang to replace Ms. Lora Ho as a supervisor.

1.6 Operational Highlights of TSMC Affiliated Companies (Note)

Unit: NT$ thousands, except EPS($) As of 12/31/2006

Company	Capital Stock	Assets	Liabilities	Net Worth	Net Sales	Income from Operation	Net Income (Net of Tax)	Basic EPS (Net of Tax)	Remark
TSMC North America	358,556	20,587,907	18,361,163	2,226,744	192,268,961	200,782	162,006	14.73	*
TSMC Europe B.V.	3,910	88,810	39,069	49,741	250,424	32,760	23,164	115,822.08	
TSMC Japan Limited	82,350	109,316	13,559	95,757	229,826	10,493	2,963	493.88	
TSMC Korea Limited	14,000	14,779	73	14,706	7,820	722	685	8.57	
TSMC (Shanghai) Company Limited	12,816,780	18,565,489	9,537,504	9,027,985	5,181,420	(814,454)	(637,220)	N/A	
TSMC International Investment, Ltd.	32,203,805	37,371,660	10,777,911	26,593,749	3,805,727	2,802,648	2,802,637	2.84	
TSMC Technology, Inc.	0.033	935,015	737,547	197,468	80,159	10,839	13,366	13,365.84	*
InveStar Semiconductor Development Fund, Inc.	309,108	979,345	100,214	879,131	1,180,812	1,002,637	975,341	102.85	
InveStar Semiconductor Development Fund, Inc.(II) LDC.	1,722,340	1,551,402	470	1,550,932	547,308	512,276	368,502	6.97	
TSMC Development, Inc.	0.033	14,862,485	(8,945)	14,871,430	3,450,384	3,448,741	3,441,085	3,441,085.13	*
WaferTech, LLC	17,275,880	10,338,023	1,033,007	9,305,016	12,491,934	3,365,579	3,367,215	N/A	*
TSMC Partners, Ltd.	9,779	13,248,649	8,814,830	4,433,819	308,054	308,010	308,009	1,026.70	
Emerging Alliance Fund, L.P.	1,377,116	803,184	5,611	797,573	0	(31,440)	(2,644)	N/A	
Hsin Ruey Investment Co., Ltd.	840,000	2,300,569	7,331	2,293,238	108,879	108,668	98,605	N/A	
Chi Cherng Investment Co., Ltd.	840,000	2,300,101	7,325	2,292,776	108,892	108,682	99,647	N/A	
Global Unichip Corporation	1,089,176	2,786,238	1,077,444	1,708,794	3,358,747	220,137	237,295	2.44	
TSMC Global, Ltd.	41,853,264	43,523,317	1,026,726	42,496,591	631,303	616,328	616,171	479,884.40	
VentureTech Alliance Fund II, L.P.	785,564	746,742	0	746,742	0	(23,151)	(37,339)	N/A	
VentureTech Alliance Fund III, L.P.	250,989	230,148	0	230,148	0	(21,382)	(20,794)	N/A	
Global Unichip Corporation-JP	2,745	2,949	263	2,685	7,830	373	(61)	(304.16)	
Global Unichip Corporation-NA	3,259	6,964	568	6,396	42,022	2,001	1,714	17.14	*

* Base on U.S. GAAP

Note: Foreign exchange rates for balance sheet amounts are as follows:

$1 USD = $32.596 NT, $1 EUR = $42.97 NT, $1 JPY = $0.2745 NT, $1 RMB = $4.174 NT, $1 KRW = $0.035 NT

Foreign exchange rates for income statement amounts are as follows:

$1 USD = $32.523 NT, $1 EUR = $40.9 NT, $1 JPY = $0.28 NT, $1 RMB = $4.079 NT, $1 KRW = $0.034 NT

2. Status of TSMC Common Shares/ADRs Acquired, Disposed of and Held by Subsidiaries

(In thousands of NTD except number of shares)

Name of Subsidiary (Note 1)	Paid-in Capital	Source of Funding	Percentage Owned by TSMC	Transaction Date	Acquisition (Note 2)		Disposal		Investment Income (Loss)	Balance (Note 1)		Balance of Pledged Shares	Balance of Guarantee Provided by TSMC	Balance of Financing Provided by TSMC
					Number of Shares	Amount	Number of Shares	Amount		Number of Shares	Amount (Note 3)			
Chi Cherng Investment Co., Ltd.	840,000	Retained earnings	36%	Year 2006	493,455	0	0	0	0	16,947,271	458,564	0	0	0
				Year 2007 (Note 1)	0	0	0	0	0	16,947,271	458,564	0	0	0
Hsin Ruey Investment Co., Ltd.	840,000	Retained earnings	36%	Year 2006	494,380	0	0	0	0	16,979,038	459,511	0	0	0
				Year 2007 (Note 1)	0	0	0	0	0	16,979,038	459,511	0	0	0

Note 1: As of 02/28/2007

Note 2: Stock dividend distributed in 2006

Note 3: Carrying cost of TSMC shares

3. Special Notes

3.1 Private Placement Securities: None.

3.2 Regulatory Authorities' Legal Penalties to the Company, and the Company's Resulting Punishment on Its Employees: None.

3.3 Any Events in 2006 That Had Significant Impacts on Shareholders' Right or Security Prices as Stated in Item 2 Paragraph 2 of Article 36 of Securities and Exchange Law of Taiwan: None.

3.4 Other Necessary Supplement: None.



TSE: 2330
NYSE: TSM

TSMC Annual Report 2006 (II)

Financial Information

- Taiwan Stock Exchange Market Observation Post System: http://newmops.tse.com.tw
- TSMC annual report is available at http://www.tsmc.com/english/e_investor/e02_annual/e02_annual.htm

Printed on March 12, 2007

Contact Information

Corporate Headquarters & Fab 12
8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5637000

Fab 2, Fab 5
121, Park Ave. 3, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5781546

Fab 3
9, Creation Rd. 1, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5781548

Fab 6
1, Nan-Ke North Rd., Tainan Science Park, Tainan, Taiwan 741-44, R.O.C.
Tel: 886-6-5056688 Fax: 886-6-5052057

Fab 8
25, Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5662051

Fab 14
1-1, Nan-Ke North Rd., Tainan Science Park, Tainan, Taiwan 741-44, R.O.C.
Tel: 886-6-5056688 Fax: 886-6-5051262

TSMC North America
2585 Junction Avenue, San Jose, CA 95134, U.S.A.
Tel: 408-3828000 Fax: 408-3828008

TSMC Europe B.V.
World Trade Center, Zuidplein 60, 1077 XV Amsterdam, The Netherlands
Tel: 31-20-3059900 Fax: 31-20-3059911

TSMC Japan Limited
21F, Queen's Tower C, 2-3-5, Minato, Mirai, Nishi-ku, Yokohama
Kanagawa, 220-6221, Japan
Tel: 81-45-6820670 Fax: 81-45-6820673

TSMC (Shanghai) Company Limited
4000, Wen Xiang Road, Songjiang, Shanghai, China
Postcode: 201616
Tel: 86-21-57768000 Fax: 86-21-57762525

TSMC Korea Limited
15F, AnnJay Tower, 718-2, Yeoksam-dong, Gangnam-gu
Seoul135-080, Korea
Tel: 82-2-20511688 Fax: 82-2-20511669

TSMC Liaison Office in India
1st Floor, Pine Valley, Embassy Golf-Links Business Park
Bangalore-560071, India
Tel: 91-80-41768615 Fax: 91-80-41764568

TSMC Spokesperson
Name: Lora Ho
Title: Vice President & CFO
Tel: 886-3-5636688 Fax: 886-3-5637000
Email: spokesperson@tsmc.com

Deputy Spokesperson
Name: J.H. Tzeng
Title: Public Relations Deputy Director
Tel: 886-3-5055028 Fax: 886-3-5670121
Email: jhtzeng@tsmc.com

Auditors
Company: Deloitte & Touche
Auditors: Hung-Wen Huang, Ming-Cheng Chang
Address: 12F, 156, Sec. 3, Min-Sheng E. Rd., Taipei, Taiwan 105, R.O.C.
Tel: 886-2-25459988 Fax: 886-2-25459966
Website: http://www.deloitte.com.tw

Common Share Transfer Agent and Registrar
Company: The Transfer Agency Department of Chinatrust Commercial Bank
Address: 5F, 83, Sec. 1, Chung-Ching S. Rd., Taipei, Taiwan 100, R.O.C.
Tel: 886-2-23613033 Fax: 886-2-23116723
Website: http://www.chinatrust.com.tw

ADR Depositary Bank
Company: Citibank, N.A.
Depositary Receipts Services
Address: 388 Greenwich Street, New York, NY10013, U.S.A.
Website: http://www.citigroup.com/adr
Tel: 1-877-248-4237 (toll free)
Tel: 1-781-575-4555 (out of US)
Fax: 1-201-324-3284
E-mail: citibank@shareholders-online.com

TSMC's depositary receipts of the common shares are listed on New York Stock Exchange (NYSE) under the symbol TSM. The information relating to TSM is available at http://www.nyse.com and http://newmops.tse.com.tw



TABLE OF CONTENTS

1. Condensed Balance Sheet

Financial Analysis from 2002-2006

Unit: NT$ thousands

Item	2002	2003	2004	2005	2006
Current Assets	94,747,405	158,526,272	173,667,311	197,562,416	193,676,010
Long-term Investments	34,978,495	37,965,353	73,292,863	80,659,601	137,378,205
Fixed Assets	217,192,263	188,286,752	227,976,400	214,145,633	228,235,359
Other Assets	23,097,348	11,638,485	12,616,636	15,172,165	14,295,330
Current Liabilities					
Before Distribution	31,160,103	30,537,984	60,638,852	32,184,415	42,905,154
After Distribution	31,673,588	43,691,881	110,460,630	97,699,015	*
Long-term Liabilities	39,281,665	33,300,829	23,752,940	22,111,575	14,175,271
Other Liabilities	3,720,536	3,363,740	4,196,119	7,613,476	8,523,195
Capital Stock	199,228,867	202,666,189	232,519,637	247,300,246	258,296,879
Capital Surplus	57,004,789	56,855,885	56,537,259	57,117,886	54,107,498
Retained Earnings					
Before Distribution	40,792,197	71,100,090	113,730,016	142,771,034	197,124,532
After Distribution	23,841,390	26,846,412	49,195,999	70,114,801	*
Unrealized Loss on Long-term Investment	(194,283)	(35)	-	-	-
Cumulative Transaction Adjustments	945,129	225,408	(2,226,427)	(640,742)	(1,191,165)
Unrealized Gains on Financial Instruments	-	-	-	-	561,615
Total Assets	370,015,511	396,416,862	487,553,210	507,539,815	573,584,904
Total Liabilities					
Before Distribution	74,162,304	67,202,553	88,587,911	61,909,466	65,603,620
After Distribution	74,675,789	80,356,450	138,409,689	127,424,066	*
Total Equity					
Before Distribution	295,853,207	329,214,309	398,965,299	445,630,349	507,981,284
After Distribution	295,339,722	316,060,412	349,143,521	380,115,749	*

* Subject to change after shareholders' meeting resolution

2. Condensed Statement of Income

Financial Analysis from 2002-2006

Unit: NT$ thousands (Except EPS: NT$)

Item	2002	2003	2004	2005	2006
Net Sales	160,961,329	201,904,341	255,992,427	264,588,364	313,881,635
Gross Profit	51,967,145	72,891,637	110,160,584	115,244,049	149,718,400
Income from Operations	34,176,306	52,647,577	86,822,778	93,013,824	126,299,859
Non-operating Income and Gains	1,762,893	2,665,799	6,785,048	7,381,360 ***	11,596,727
Non-operating Expenses and Losses	8,826,744	4,285,101	1,829,242	6,575,761 ***	3,090,087
Interest Revenue	1,008,147	819,377	1,687,681	2,506,769 ***	3,382,868
Interest Expense	2,119,935	1,576,343	1,278,072	1,180,484 ***	661,200
Income from Operations of Continued Segments - before Tax	27,112,455	51,028,275	91,778,584	93,819,423	134,806,499
Income from Operations of Continued Segments - after Tax	21,610,291	47,258,700	92,316,115	93,575,035	127,255,917
Net Income	21,610,291	47,258,700	92,316,115	93,575,035	127,009,731
Earnings Per Share	1.14 *	2.33 *	3.97 *	3.79 *	4.93 *
Adjusted Earnings Per Share	0.82 **	1.82 **	3.58 **	3.63 **	-
Capitalized Interest	165,857	138,668	262,109	-	-

* Based on weighted average shares outstanding in each year
** Retroactive adjustment for capitalization of unappropriated earnings and bonus to employees
*** Certain accounts of year 2005 have been reclassified to conform to year 2006 classifications.

3. Financial Analysis

3.1 Financial Analysis from 2002-2006 (Unconsolidated)

		2002	2003	2004	2005	2006
Capital Structure Analysis	Debt Ratio (%)	20.04	16.95	18.17	12.20	11.44
	Long-term Fund to Fixed Assets Ratio (%)	154.30	192.53	185.42	218.42	228.78
Liquidity Analysis	Current Ratio (%)	304.07	519.11	286.40	613.84	451 40
	Quick Ratio (%)	264.11	478.38	261.92	560.93	404.49
	Times Interest Earned (times)	12.79	30.67	57.67	80 48	204.39
Operating Performance Analysis	Average Collection Turnover (times)	9.09	9.19	9.35	8.08	9 26
	Days Sales Outstanding	40.15	39.74	39.04	45.18	39.40
	Average Inventory Turnover (times)	11.57	12.14	11.63	9.82	9.27
	Average Inventory Turnover Days	31.55	30.06	31.39	37.19	39.37
	Average Payment Turnover (times)	20.72	14.41	14.39	14.24	15.81
	Fixed Assets Turnover (times)	0.74	1.07	1.12	1.24	1.38
	Total Assets Turnover (times)	0.44	0.51	0.53	0.52	0.55
Profitability Analysis	Return on Total Assets (%)	6.63	12.67	21.16	19.01	23.60
	Return on Equity (%)	7.54	15.12	25.36	22.16	26 64
	Operating Income to Paid-in Capital Ratio (%)	17 15	25.98	37.34	37.61	48.90
	Pre-tax Income to Paid-in Capital Ratio (%)	13.61	25.18	39.47	37.94	52.06
	Net Margin (%)	13 43	23.41	36.06	35.37	40.46
	Basic Earnings Per Share (NT$) (Note 1)	0.82	1 82	3.58	3.63	4.93
	Diluted Earnings Per Share (NT$) (Note 1)	0.82	1.82	3.58	3.63	4 92
Cash Flow	Cash Flow Ratio (%)	302.59	355.85	236.94	468 02	457.01
	Cash Flow Adequacy Ratio (%)	122.72	145 42	149.94	150.88	153.75
	Cash Flow Reinvestment Ratio (%)	17.88	17.71	18.12	12.50	14 18
Leverage	Operating Leverage	3.88	3 21	2.46	2.30	2.04
	Financial Leverage	1.07	1.03	1.02	1.01	1.01

Ananlysis of Deviation over 20% - 2006 vs. 2005:

1. The current ratio and the quick ratio both decreased by 26% and 28%, which was primarily due to reclassification of bonds payable from noncurrent portion to current and increase of income tax payable
2. The times interest earned increased by 154% was mainly due to an increase of operating income and a decrease in interest expense.
3. The return on total assets ratio and return on equity ratio increased by 24% and 20% was mainly due to an increase in net income.
4. The operating income to paid-in capital ratio and pre-tax income to paid in capital ratio increased by 30% and 37% was mainly due to higher operating income and higher pre-tax income.
5. EPS increased by 36% mainly due to an increase of net income.

Note 1: Retroactively adjusted for capitalization of unappropriated earnings and bonuses to employees.

Note 2. Certain accounts of year 2005 have been reclassified to conform to year 2006 classifications.

*Glossary

1. Capital Structure Analysis
   - (1) Debt ratio = Total Liabilities / Total Assets
   - (2) Long-term fund to fixed assets ratio = (Shareholders' Equity + Long-term Liabilities) / Net Fixed Assets
2. Liquidity Analysis
   - (1) Current ratio = Current Assets / Current Liabilities
   - (2) Quick ratio = (Current Assets - Inventories - Prepaid Expenses) / Current Liabilities
   - (3) Times interest earned = Earnings before Interest and Taxes / Interest Expenses
3. Operating Performance Analysis
   - (1) Average collection turnover = Net Sales / Average Trade Receivables
   - (2) Days sales outstanding = 365 / Average Collection Turnover
   - (3) Average inventory turnover = Cost of Sales / Average Inventory
   - (4) Average inventory turnover days = 365 / Average Inventory Turnover
   - (5) Average payment turnover = Cost of Sales / Average Trade Payables
   - (6) Fixed assets turnover = Net Sales / Net Fixed Assets
   - (7) Total assets turnover = Net Sales / Total Assets
4. Profitability Analysis
   - (1) Return on total assets = (Net Income + Interest Expenses * (1 - Effective tax rate)) / Average Total Assets
   - (2) Return on equity = Net Income / Average Shareholders' Equity
   - (3) Operating income to paid-in capital ratio = Operating Income / Paid-in Capital
   - (4) Pre-tax income to paid-in capital ratio = Income before Tax / Paid-in Capital
   - (5) Net margin = Net Income / Net Sales
   - (6) Earnings per share = (Net Income - Preferred Stock Dividend) / Weighted Average Number of Shares Outstanding
5. Cash Flow
   - (1) Cash flow ratio = Net Cash Provided by Operating Activities / Current Liabilities
   - (2) Cash flow adequacy ratio = Five-year sum of cash from operations / Five-year sum of capital expenditures, inventory additions, and cash dividend
   - (3) Cash flow reinvestment ratio = (Cash Provided by Operating Activities - Cash Dividends) / (Gross Fixed Assets + Investments + Other Assets + Working Capital)
6. Leverage
   - (1) Operating leverage = (Net Sales - Variable Cost) / Income from Operations
   - (2) Financial leverage = Income from Operations / (Income from Operations - Interest Expenses)

3.2 Financial Analysis from 2002-2006 (Consolidated)

		2002	2003	2004	2005	2006
Capital Structure Analysis	Debts Ratio (%)	24.22	19.17	20.10	14.10	13.34
	Long-term Fund to Fixed Assets Ratio (%)	140.48	175.65	166.58	194.69	209.38
Liquidity Analysis	Current Ratio (%)	257.43	547.46	288.57	604.46	555.51
	Quick Ratio (%)	223.68	502.20	261.62	549.94	506.39
	Times Interest Earned (times)	10.54	26.14	53.92	67.69	152.46
Operating Performance Analysis	Average Collection Turnover (times)	9.09	9.03	9.22	7.84	8.84
	Days Sales Outstanding	40.15	40.41	39.60	46.54	41.28
	Average Inventory Turnover (times)	10.46	10.98	10.21	8.91	8.25
	Average Inventory Turnover Days	34.89	33.24	35.74	40.94	44.22
	Average Payment Turnover (times)	23.50	15.43	14.75	14.37	15.41
	Fixed Assets Turnover (times)	0.66	0.96	0.99	1.09	1.25
	Total Assets Turnover (times)	0.42	0.50	0.51	0.51	0.54
Profitability Analysis	Return on Total Assets (%)	6.33	12.30	20.68	18.89	23.12
	Return on Equity (%)	7.54	15.12	25.36	22.16	26.64
	Operating Income to Paid-in Capital Ratio (%)	15.86	25.31	38.05	36.78	49.27
	Pre-tax Income to Paid-in Capital Ratio (%)	13.66	25.25	39.55	38.12	52.22
	Net Margin (%)	13.30	23.28	35.90	35.13	40.07
	Basic Earnings Per Share (NT$) (Note 1)	0.82	1.82	3.58	3.63	4.93
	Diluted Earnings Per Share (NT$) (Note 1)	0.82	1.82	3.58	3.63	4.92
Cash Flow	Cash Flow Ratio (%)	247.31	381.44	239.60	447.65	437.46
	Cash Flow Adequacy Ratio (%)	106.37	132.59	146.18	154.53	156.75
	Cash Flow Reinvestment Ratio (%)	17.81	17.97	18.54	12.64	14.36
Leverage	Operating Leverage	4.15	3.23	2.38	2.31	1.99
	Financial Leverage	1.09	1.04	1.02	1.02	1.01

Analysis of Deviation over 20% - 2006 vs. 2005:
1. The times interest earned increased by 123%, primarily due to 41% increase in income before tax, and 37% decrease in interest expense.
2. Return on total assets and Return on equity increased by 22% and 20% respectively, maily due to 36% increase in net income.
3. Operating income to capital stock increased by 34%, primarily due to 40% increase in operating income.
4. Profit before tax to capital stock increased by 35%, mainly due to 41% increase in income before tax.
5. Earnings per share increased by 36%, mainly due to increase in net income.

Note 1: Retroactive adjustment for capitalization of unappropriated earnings and bonus to employees.
Note 2: Certain accounts of prior years have been reclassified to conform to current year classifications.

*Glossary :

1. Capital Structure Analysis
   (1) Debts ratio = Total Liabilities / Total Assets
   (2) Long-term fund to fixed assets ratio = (Shareholders' Equity + Long-term Liabilities) / Net Fixed Assets
2. Liquidity Analysis
   (1) Current ratio = Current Assets / Current Liabilities
   (2) Quick ratio = (Current Assets - Inventories - Prepaid Expenses) / Current Liabilities
   (3) Times interest earned = Earnings before Interest and Taxes / Interest Expenses
3. Operating Performance Analysis
   (1) Average collection turnover = Net Sales / Average Trade Receivables
   (2) Days sales outstanding = 365 / Average Collection Turnover
   (3) Average inventory turnover = Cost of Sales / Average Inventory
   (4) Average inventory turnover days = 365 / Average Inventory Turnover
   (5) Average payment turnover = Cost of Sales / Average Trade Payables
   (6) Fixed assets turnover = Net Sales / Fixed Assets
   (7) Total assets turnover = Net Sales / Total Assets
4. Profitability Analysis
   (1) Return on total assets = (Net Income + Interest Expenses * (1 - Effective tax rate)) / Average Total Assets
   (2) Return on equity = Net Income / Average Shareholders' Equity
   (3) Operating income to paid-in capital ratio = Operating Income / Paid-in Capital
   (4) Pre-tax income to paid-in capital ratio = Income before Tax / Paid-in Capital
   (5) Net margin = Net Income / Net Sales
   (6) Earnings per share = (Net Income - Preferred Stock Dividend) / Weighted Average Number of Shares Outstanding
5. Cash Flow
   (1) Cash flow ratio = Net Cash Provided by Operating Activities / Current Liabilities
   (2) Cash flow adequacy ratio = Five-year sum of cash from operations / Five-year sum of capital expenditures, inventory additions, and cash dividend
   (3) Cash flow reinvestment ratio = (Cash Provided by Operating Activities - Cash Dividends) / (Gross Fixed Assets + Investment + Other Assets + Working Capital)
6. Leverage
   (1) Operating leverage = (Net Sales - Variable Cost) / Income from Operations
   (2) Financial leverage = Income from Operations / (Income from Operations - Interest Expenses)

4. Auditors' Opinions from 2002 to 2006

Year	CPA	Audit Opinion
2002	Shu-Chieh Huang, Yung-Do Way	An Unqualified Opinion with explantory
2003	Yu-Feng Huang, Yung-Do Way	An Unqualified Opinion with explantory
2004	Hung-Wen Huang, Ming-Cheng Chang	An Unqualified Opinion
2005	Hung-Wen Huang, Ming-Cheng Chang	An Unqualified Opinion
2006	Hung-Wen Huang, Ming-Cheng Chang	An Unqualified Opinion

Deloitte Touche Tohmatsu
12F, No. 156, Sec. 3, Min-Sheng E. Rd., Taipei, Taiwan, R.O.C.
Tel: 886-2-2545-9988

5. Audit Committee's Report

The Board of Directors has prepared the Company's 2006 Business Report, Financial Statements, and proposal for allocation of profits. The CPA firm of Deloitte & Touche was retained to audit TSMC's Financial Statements and has issued an audit report relating to the Financial Statements. The Business Report, Financial Statements, and profit allocation proposal have been reviewed and determined to be correct and accurate by the undersigned, the Audit Committee members of Taiwan Semiconductor Manufacturing Company Limited. According to Article 14-4 of the Securities and Exchange Act and Article 219 of the Company Law, we hereby submit this report.

Taiwan Semiconductor Manufacturing Company Limited

Independent Director Sir Peter Leahy Bonfield 

Independent Director Lester Carl Thurow 

Independent Director Stan Shih 

Independent Director Carleton (Carly) S. Fiorina 

February 26, 2007

6. Financial Difficulties

The Company should disclose the financial impact to the Company if the Company and its affiliated companies have incurred any financial or cash flow difficulties from January 1, 2006 through until February 28, 2007: None.

7. Financial Statements for the Years Ended December 31, 2006 and 2005 and Independent Auditors' Report

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the years ended December 31, 2006 and 2005, and have expressed an unqualified opinion on the consolidated financial statements.



January 11, 2007

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors' report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors' report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited

BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

(In Thousands of New Taiwan Dollars, Except Par Value)

ASSETS	2006 Amount	2006 %	2005 Amount	2005 %
CURRENT ASSETS				
Cash and cash equivalents (Notes 2 and 4)	$ 100,139,709	17	$ 85,383,583	17
Financial assets at fair value through profit or loss (Notes 2, 3 and 5)	44,601	-	1,380,905	1
Available-for-sale financial assets (Notes 2, 3 and 6)	25,967,061	5	46,452,838	9
Held-to-maturity financial assets (Notes 2, 3 and 7)	8,510,823	2	602,509	-
Notes and accounts receivable	16,278,164	3	20,591,818	4
Receivables from related parties (Note 23)	16,869,509	3	21,050,604	4
Allowance for doubtful receivables (Note 2)	(690,931)	-	(976,344)	-
Allowance for sales returns and others (Note 2)	(2,751,065)	-	(4,269,969)	(1)
Other receivables from related parties (Note 23)	449,266	-	1,797,714	1
Other financial assets (Note 3)	653,460	-	1,106,030	-
Inventories, net (Notes 2 and 8)	19,152,214	3	16,257,955	3
Deferred income taxes assets (Notes 2 and 16)	7,832,000	1	7,013,000	1
Prepaid expenses and other current assets (Note 3)	1,221,199	-	1,171,773	-
Total current assets	193,676,010	34	197,562,416	39
LONG-TERM INVESTMENTS (Notes 2, 3, 6, 7, 9 and 10)				
Investments accounted for using equity method	101,044,356	18	51,076,803	10
Available-for-sale financial assets	6,647,511	1	-	-
Held-to-maturity financial assets	28,973,495	5	28,775,308	6
Financial assets carried at cost	712,843	-	807,490	-
Total long-term investments	137,378,205	24	80,659,601	16
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 11 and 23)				
Cost				
Buildings	96,961,851	17	90,769,622	18
Machinery and equipment	527,850,728	92	459,850,773	91
Office equipment	8,659,225	2	7,850,035	1
	633,471,804	111	558,470,430	110
Accumulated depreciation	(417,467,250)	(73)	(359,191,829)	(71)
Advance payments and construction in progress	12,230,805	2	14,867,032	3
Net property, plant and equipment	228,235,359	40	214,145,633	42
GOODWILL (Note 2)	1,567,756	-	1,567,756	-
OTHER ASSETS				
Deferred income tax assets (Notes 2 and 16)	5,761,127	1	6,759,955	2
Deferred charges, net (Notes 2 and 12)	5,593,068	1	6,681,144	1
Refundable deposits	1,306,234	-	83,642	-
Assets leased to others, net (Note 2)	67,145	-	72,879	-
Others	-	-	6,789	-
Total other assets	12,727,574	2	13,604,409	3
TOTAL	$ 573,584,904	100	$ 507,539,815	100

LIABILITIES AND SHAREHOLDERS' EQUITY	2006 Amount	2006 %	2005 Amount	2005 %
CURRENT LIABILITIES				
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 5)	$ 10,751	-	$ 234,279	-
Accounts payable	6,143,679	1	8,052,106	1
Payables to related parties (Note 23)	3,326,916	1	3,242,197	1
Income tax payable (Notes 2 and 16)	7,850,418	1	3,815,888	1
Accrued expenses and other current liabilities (Notes 3 and 14)	7,903,867	1	7,980,715	1
Payables to contractors and equipment suppliers	10,669,523	2	8,859,230	2
Current portion of bonds payable (Note 13)	7,000,000	1	-	-
Total current liabilities	42,905,154	7	32,184,415	6
LONG-TERM LIABILITIES				
Bonds payable (Note 13)	12,500,000	2	19,500,000	4
Other long-term payables (Note 14)	1,271,896	-	1,511,100	-
Other payables to related parties (Notes 23 and 25)	403,375	-	1,100,475	-
Total long-term liabilities	14,175,271	2	22,111,575	4
OTHER LIABILITIES				
Accrued pension cost (Notes 2 and 15)	3,530,116	1	3,461,392	1
Guarantee deposits (Note 25)	3,809,961	1	2,892,945	1
Deferred credits (Notes 2 and 23)	1,183,118	-	1,259,139	-
Total other liabilities	8,523,195	2	7,613,476	2
Total liabilities	65,603,620	11	61,909,466	12
CAPITAL STOCK - NT$10 PAR VALUE				
Authorized: 27,050,000 thousand shares				
Issued: 25,829,688 thousand shares in 2006				
24,730,025 thousand shares in 2005	258,296,879	45	247,300,246	49
CAPITAL SURPLUS (Notes 2 and 18)	54,107,498	10	57,117,886	11
RETAINED EARNINGS (Note 18)				
Appropriated as legal capital reserve	43,705,711	8	34,348,208	7
Appropriated as special capital reserve	640,742	-	2,226,427	-
Unappropriated earnings	152,778,079	26	106,196,399	21
	197,124,532	34	142,771,034	28
OTHERS (Notes 2, 3 and 22)				
Cumulative translation adjustments	(1,191,165)	-	(640,742)	-
Unrealized gains on financial instruments	561,615	-	-	-
	(629,550)	-	(640,742)	-
TREASURY STOCK (AT COST, Notes 2 and 20)				
33,926 thousand shares in 2006 and 32,938 thousand shares in 2005	(918,075)	-	(918,075)	-
Total shareholders' equity	507,981,284	89	445,630,349	88
TOTAL	$ 573,584,904	100	$ 507,539,815	100

The accompanying notes are an integral part of the financial statement.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2006		2005	
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 23)	$ 319,210,148		$ 270,315,064	
SALES RETURNS AND ALLOWANCES (Note 2)	5,328,513		5,726,700	
NET SALES	313,881,635	100	264,588,364	100
COST OF SALES (Notes 17 and 23)	164,163,235	52	149,344,315	56
GROSS PROFIT	149,718,400	48	115,244,049	44
OPERATING EXPENSES (Notes 17 and 23)				
Research and development	14,601,385	5	13,395,801	5
General and administrative	7,190,422	2	7,485,011	3
Marketing	1,626,734	1	1,349,413	1
Total operating expenses	23,418,541	8	22,230,225	9
INCOME FROM OPERATIONS	126,299,859	40	93,013,824	35
NON-OPERATING INCOME AND GAINS				
Equity in earnings of equity method investees, net (Notes 2 and 9)	5,526,727	2	-	-
Interest income (Notes 2 and 3)	3,382,868	1	2,506,769	1
Settlement income (Note 25)	967,506	1	950,046	-
Technical service income (Notes 23 and 25)	670,297	-	491,267	-
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 23)	596,459	-	494,374	-
Valuation gain on financial instruments, net (Notes 2, 3, 5 and 22)	33,850	-	-	-
Foreign exchange gain, net (Notes 2 and 3)	-	-	2,572,560	1
Others (Note 23)	419,020	-	366,344	-
Total non-operating income and gains	11,596,727	4	7,381,360	2
NON-OPERATING EXPENSES AND LOSSES				
Loss on settlement and disposal of financial instruments, net (Notes 2, 3 and 5)	1,623,882	1	3,742,312	2
Interest expense (Note 3)	661,200	-	1,180,484	-
Foreign exchange loss, net (Note 2)	412,726	-	-	-
Loss on disposal of property, plant and equipment (Note 2)	240,985	-	59,992	-
Equity in losses of equity method investees, net (Notes 2 and 9)	-	-	1,052,045	-
Valuation loss on financial instruments, net (Notes 2, 3, 5 and 22)	-	-	337,160	-
Others	151,294	-	203,768	-
Total non-operating expenses and losses	3,090,087	1	6,575,761	2

(Continued)

	2006		2005	
	Amount	%	Amount	%
INCOME BEFORE INCOME TAX	$ 134,806,499	43	$ 93,819,423	35
INCOME TAX EXPENSE (Notes 2 and 16)	(7,550,582)	(2)	(244,388)	-
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	127,255,917	41	93,575,035	35
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$82,062 THOUSAND (Note 3)	(246,186)	-	-	-
NET INCOME	$ 127,009,731	41	$ 93,575,035	35

	2006		2005	
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
EARNINGS PER SHARE (NT$, Note 21)				
Basic earnings per share	$ 5.21	$ 4.93	$ 3.64	$ 3.63
Diluted earnings per share	$ 5.21	$ 4.92	$ 3.64	$ 3.63

Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company's stock held by subsidiaries is treated as an investment instead of treasury stock (Notes 2 and 20):

	2006	2005
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	$ 127,338,237	$ 93,881,698
NET INCOME	$ 127,092,051	$ 93,881,698
EARNINGS PER SHARE (NT$)		
Basic earnings per share	$ 4.92	$ 3.64
Diluted earnings per share	$ 4.92	$ 3.64

The accompanying notes are an integral part of the financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Capital Stock			Retained Earnings				Others				
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total	Cumulative Translation Adjustments	Unrealized Gain on Financial Instruments	Total	Treasury Stock	Total Shareholders' Equity
BALANCE, JANUARY 1, 2005	23,251,964	$ 232,519,637	$ 56,537,259	$ 25,528,007	$ -	$ 88,202,009	$ 113,730,016	$ (2,226,427)	$ -	$ (2,226,427)	$ (1,595,186)	$ 398,965,299
Appropriations of prior year's earnings												
Legal capital reserve	-	-	-	8,820,201	-	(8,820,201)	-	-	-	-	-	-
Special capital reserve	-	-	-	-	2,226,427	(2,226,427)	-	-	-	-	-	-
Employees' profit sharing - in cash	-	-	-	-	-	(3,086,215)	(3,086,215)	-	-	-	-	(3,086,215)
Employees' profit sharing - in stock	308,622	3,086,215	-	-	-	(3,086,215)	(3,086,215)	-	-	-	-	-
Cash dividends to shareholders - NT$2.00 per share	-	-	-	-	-	(46,504,097)	(46,504,097)	-	-	-	-	(46,504,097)
Stock dividends to shareholders - NT$0.50 per share	1,162,602	11,626,024	-	-	-	(11,626,024)	(11,626,024)	-	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	(231,466)	(231,466)	-	-	-	-	(231,466)
Net income in 2005	-	-	-	-	-	93,575,035	93,575,035	-	-	-	-	93,575,035
Adjustment arising from changes in percentage of ownership in investees	-	-	71,405	-	-	-	-	-	-	-	-	71,405
Translation adjustments	-	-	-	-	-	-	-	1,585,685	-	1,585,685	-	1,585,685
Issuance of stock from exercising stock options	6,837	68,370	202,559	-	-	-	-	-	-	-	-	270,929
Cash dividends received by subsidiaries from the Company	-	-	84,285	-	-	-	-	-	-	-	-	84,285
Treasury stock transactions - sales of the Company's stock held by subsidiaries	-	-	222,378	-	-	-	-	-	-	-	677,111	899,489
BALANCE, DECEMBER 31, 2005	24,730,025	247,300,246	57,117,886	34,348,208	2,226,427	106,196,399	142,771,034	(640,742)	-	(640,742)	(918,075)	445,630,349
Appropriations of prior year's earnings												
Legal capital reserve	-	-	-	9,357,503	-	(9,357,503)	-	-	-	-	-	-
Special capital reserve	-	-	-	-	(1,585,685)	1,585,685	-	-	-	-	-	-
Employees' profit sharing - in cash	-	-	-	-	-	(3,432,129)	(3,432,129)	-	-	-	-	(3,432,129)
Employees' profit sharing - in stock	343,213	3,432,129	-	-	-	(3,432,129)	(3,432,129)	-	-	-	-	-
Cash dividends to shareholders - NT$2.50 per share	-	-	-	-	-	(61,825,061)	(61,825,061)	-	-	-	-	(61,825,061)
Stock dividends to shareholders - NT$0.15 per share	370,950	3,709,504	-	-	-	(3,709,504)	(3,709,504)	-	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	(257,410)	(257,410)	-	-	-	-	(257,410)
Capital surplus transferred to capital stock	370,950	3,709,504	(3,709,504)	-	-	-	-	-	-	-	-	-
Net income in 2006	-	-	-	-	-	127,009,731	127,009,731	-	-	-	-	127,009,731
Adjustment arising from changes in percentage of ownership in investees	-	-	187,095	-	-	-	-	-	-	-	-	187,095
Translation adjustments	-	-	-	-	-	-	-	(550,423)	-	(550,423)	-	(550,423)
Issuance of stock from exercising stock options	14,550	145,496	429,701	-	-	-	-	-	-	-	-	575,197
Cash dividends received by subsidiaries from the Company	-	-	82,320	-	-	-	-	-	-	-	-	82,320
Valuation gain on available-for-sale financial assets	-	-	-	-	-	-	-	-	242,248	242,248	-	242,248
Equity in the valuation gain on available-for-sale financial assets of equity method investees	-	-	-	-	-	-	-	-	319,367	319,367	-	319,367
BALANCE, DECEMBER 31, 2006	25,829,688	$ 258,296,879	$ 54,107,498	$ 43,705,711	$ 640,742	$ 152,778,079	$ 197,124,532	$ (1,191,165)	$ 561,615	$ (629,550)	$ (918,075)	$ 507,981,284

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In Thousands of New Taiwan Dollars)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 127,009,731	$ 93,575,035
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	66,699,455	67,991,423
Amortization of premium/discount of financial assets	2,399	120,872
Loss on disposal of available-for-sale financial assets, net	485	150,081
Equity in losses (earnings) of equity method investees, net	(5,526,727)	1,052,045
Dividends received from equity method investees	626,367	668,464
Gain on disposal of investments accounted for using equity method investees, net	(26,031)	(583)
Gain on disposal of financial assets carried at cost, net	(212)	(2,919)
Loss on impairment of financial assets carried at cost	36,608	-
Gain on disposal of property, plant and equipment and other assets, net	(355,474)	(434,382)
Deferred income taxes	179,828	(3,278,952)
Loss on idle assets	44,072	131,849
Donation of idle assets	-	7,207
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Financial assets and liabilities at fair value through profit or loss	1,112,776	10,739
Notes and accounts receivable	4,313,654	(5,264,937)
Receivables from related parties	4,181,095	(4,914,565)
Allowance for doubtful receivables	(285,413)	(4,117)
Allowance for sales returns and others	(1,518,904)	942,055
Other receivables from related parties	985,419	(1,243,126)
Other financial assets	(99,109)	64,288
Inventories	(2,894,259)	(2,086,010)
Prepaid expenses and other current assets	(49,426)	(84,341)
Increase (decrease) in:		
Accounts payable	(1,908,427)	1,563,489
Payables to related parties	(612,381)	(1,224,371)
Income tax payable	4,034,530	3,435,985
Accrued expenses and other current liabilities	157,262	(1,001,293)
Accrued pension cost	68,724	360,196
Deferred credits	(95,745)	95,744
Net cash provided by operating activities	196,080,297	150,629,876
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of:		
Available-for-sale financial assets	(98,679,832)	(99,436,242)
Held-to-maturity financial assets	(18,554,027)	(14,199,142)
Financial assets carried at cost	(12,940)	(48,536)
Investments accounted for using equity method	(5,515,466)	(3,392,619)
Property, plant and equipment	(77,215,811)	(73,659,014)

(Continued)

	2006	2005
Proceeds from disposal of:		
Available-for-sale financial assets	$ 73,212,019	$ 101,609,384
Financial assets carried at cost	71,191	16,599
Investments accounted for using equity method	37,946	65,076
Property, plant and equipment and other assets	1,277,729	2,087,236
Redemption of held-to-maturity financial assets upon maturity	10,410,000	14,595,394
Proceeds from return of capital by investee	162,354	-
Increase in deferred charges	(1,272,355)	(847,721)
Decrease (increase) in refundable deposits	(1,222,592)	1,771
Net cash used in investing activities	(117,301,784)	(73,207,814)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash dividends paid for common stock	(61,825,061)	(46,504,097)
Cash bonus paid to employees	(3,432,129)	(3,086,215)
Increase in guarantee deposits	917,016	2,480,552
Proceeds from exercise of employee stock options	575,197	270,929
Bonus to directors and supervisors	(257,410)	(231,466)
Repayment of long-term bonds payable	-	(10,500,000)
Net cash used in financing activities	(64,022,387)	(57,570,297)
NET DECREASE IN CASH AND CASH EQUIVALENTS	14,756,126	19,851,765
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	85,383,583	65,531,818
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 100,139,709	$ 85,383,583
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$ 661,200	$ 1,212,449
Income tax paid	$ 3,189,528	$ 87,351
INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS		
Acquisition of property, plant, and equipment	$ 79,026,104	$ 51,363,935
Decrease (increase) in payables to contractors and equipment suppliers	(1,810,293)	22,295,079
Cash paid	$ 77,215,811	$ 73,659,014
NON-CASH INVESTING AND FINANCING ACTIVITIES		
Current portion of bonds payable	$ 7,000,000	$ -
Current portion of other payables to related parties (under payables to related parties)	$ 688,591	$ 693,956
Current portion of other long-term payable (under accrued expenses and other current liabilities)	$ 617,892	$ 869,072
Transfer of available-for-sale financial assets and other net assets to investments accounted for using equity method (Note 6)	$ 39,687,637	$ -

The accompanying notes are an integral part of the financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1. GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the Company or TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The Company is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of December 31, 2006 and 2005, the Company had 20,202 and 19,460 employees, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guideline Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management's estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are asstes held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds and corporate notes acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with the changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders' equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Except structured time deposits whose fair value is estimated using valuation techniques, fair values of open-end mutual funds and publicly traded stocks are determined using the net assets value and the closing-price at the end of the year, respectively. For debt securities, fair value is determined using the average of bid and asked prices at the end of the year.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as reductions to the original cost of investments if such dividends are declared on the earnings of the investees attributable to periods prior to the purchase of the investments. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares. Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders' equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, shipment is made, price is fixed or determinable, and collectibility is reasonably assured. Revenues from the design and manufacture of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by customers. Provisions for estimated sales returns and others are generally recorded in the period the related revenue is recognized based on historical experience, management's judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Year-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company's share of the net income or net loss of an investee is recognized in the "equity in earnings/losses of equity method investees, net" account. Prior to January 1, 2006, the difference, if any, between the cost of investment and the Company's proportionate share of the investee's equity was amortized by the straight-line method over five years, with the amortization recorded in the "equity in earnings/losses of equity method investees, net" account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, "Long-term Investments in Equity Securities" (SFAS No. 5), the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. The accounting treatment for the investment premiums acquired before January 1, 2006 is the same as that for goodwill which is no longer being amortized; while investment discounts continue to be amortized over the remaining periods. When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee's shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company's share of the investee's equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company's ownership percentage in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company's ownership percentages in the investees until they are realized through transactions with third parties.

Gains or losses on sales between equity method investees are deferred in proportion to the Company's weighted-average ownership percentages in the investees that record such gains or losses until they are realized through transactions with third parties.

If an investee's functional currency is a foreign currency, translation adjustments will result from the translation of the investee's financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders' equity.

Financial Assets Carried at Cost

Investments in which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost, such as non-publicly traded stocks and mutual funds. The costs of mutual funds and non-publicly traded stocks are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment and Assets Leased to Others

Property, plant, and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings - 10 to 20 years; machinery and equipment - 5 years; and office equipment - 3 to 5 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as to non-operating gains or losses in the period of sale or disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised SFAS No. 25, "Business Combinations - Accounting Treatment under Purchase Method" (SFAS No. 25), goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent recovery in fair value of goodwill is not allowed.

Deferred Charges

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees - the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges - 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees' individual pension accounts during their service periods. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies intra-period and inter-period allocations for its income tax, whereby (1) a portion of current income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

The R.O.C. government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.

Stock-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period.

Treasury Stock

The Company's stock held by subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from the Company are recorded under capital surplus - treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

3. ACCOUNTING CHANGES

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, "Financial Instruments: Recognition and Measurement" (SFAS No. 34) and No. 36, "Financial Instruments: Disclosure and Presentation" and related revisions of previously released SFASs.

a. Effect of adopting the newly released SFASs and related revisions of previously released SFASs

The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or financial liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders' equity.

The effect of adopting the newly released SFASs is summarized as follows:

	Recognized as Cumulative Effect of Changes in Accounting Principles (Net of Tax)	Recognized as a Separate Component of Shareholders' Equity
Financial assets or liabilities at fair value through profit or loss	$ (246,186)	$ -
Available-for-sale financial assets	-	-
	$ (246,186)	$ -

The adoption of the newly released SFASs resulted in a increase in net income before cumulative effect of changes in accounting principles of NT$280,036 thousand, a increase in net income of NT$33,850 thousand, and a increase in basic earnings per share (after income tax) of NT$0.001, for the year ended December 31, 2006.

Effective January 1, 2006, the Company adopted the newly revised SFAS No. 5 and SFAS No. 25, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized. Such a change in accounting principle did not have a material effect on the Company's financial statements as of and for the year ended December 31, 2006.

b. Reclassifications

Upon adoption of SFAS No. 34, certain accounts in the financial statements as of and for the year ended December 31, 2005 were reclassified to conform with the financial statements as of and for the year ended December 31, 2006. The previously issued financial statements as of and for the year ended December 31, 2005 need not be restated.

Certain accounting policies prior to the adoption of the newly released SFASs are summarized as follows:

1) Short-term investments

Short-term investments that were publicly-traded, easily converted to cash, and not acquired for the purpose of controlling the investees or establishing close business relationship with the investees were carried at the lower of cost or market value at the balance sheet date, with any temporary decline in value charged to current income. The market value of publicly-traded stocks was determined using the average-closing prices for the last month of the year.

2) Derivative financial instruments

The Company entered into forward exchange contracts to manage foreign exchange exposures on foreign-currency-denominated assets and liabilities. The contracts were recorded in New Taiwan dollars at the current rate of exchange at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted forward rates were amortized over the terms of the forward contracts using the straight-line method. At the end of each year, the receivables or payables arising from forward contracts were restated using the prevailing exchange rates with the resulting differences credited or charged to income. In addition, the receivables and payables related to the same forward contracts were netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement was credited or charged to income in the year of settlement.

The Company entered into cross currency swap contracts to manage currency exposures on foreign-currency-denominated assets and liabilities. The principal amount was recorded using the current rates of exchange at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted rates were amortized over the terms of the contracts using the straight-line method. At the end of each year, the receivables or payables arising from cross-currency swap contracts were restated using prevailing exchange rate with the resulting differences credited or charged to income. In addition, the receivables and payables related to the contracts of the same counter party were netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date was recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement was credited or charged to income in the year of settlement.

The Company entered into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. These transactions were accounted for on an accrual basis, in which the cash settlement receivable or payable was recorded as an adjustment to interest income or expense associated with the hedged items.

Certain accounts in the financial statements as of and for the year ended December 31, 2005 have been reclassified to conform to the classifications prescribed by the newly released SFASs. The reclassifications of the whole or a part of the account balances of certain accounts are summarized as follows:

	Before Reclassification	After Reclassification
Balance sheet		
Short-term investments, net	$ 47,055,347	$ -
Other financial assets	2,403,929	1,106,030
Prepaid expenses and other current assets	1,254,779	1,171,773
Long-term investments accounted for using cost method	807,490	-
Long-term bond investments	18,548,308	-
Other long-term investments	10,227,000	-
Accrued expenses and other current liabilities	(8,214,994)	(7,980,715)
Financial assets at fair value through profit or loss	-	1,380,905
Financial liabilities at fair value through profit or loss	-	(234,279)
Available-for-sale financial assets	-	46,452,838
Held-to-maturity financial assets	-	29,377,817
Financial assets carried at cost	-	807,490
	$ 72,081,859	$ 72,081,859
Statement of income		
Interest income	$ 2,769,978	$ 2,506,769
Foreign exchange gain (loss), net	(34,379)	2,572,560
Interest expense	(2,429,568)	(1,180,484)
Unrealized valuation loss on short-term investments	(337,160)	-
Loss on disposal of investments, net	(149,498)	-
Valuation loss on financial instruments, net	-	(337,160)
Loss on settlement and disposal of financial instruments, net	-	(3,742,312)
	$ (180,627)	$ (180,627)

4. CASH AND CASH EQUIVALENTS

	December 31	
	2006	2005
Cash and deposits in banks	$ 68,898,115	$ 37,007,192
Repurchase agreements collaterized by government bonds	31,241,594	47,963,226
Corporate notes	-	413,165
	$ 100,139,709	$ 85,383,583

5. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31	
	2006	2005
Derivatives - financial assets		
Forward exchange contracts	$ -	$ 26,720
Cross currency swap contracts	44,601	1,354,185
	$ 44,601	$ 1,380,905
Derivatives - financial liabilities		
Cross currency swap contracts	$ 10,751	$ 234,279

The Company entered into derivative contracts during the years ended December 31, 2006 and 2005 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting prescribed by SFAS No. 34. Therefore, effective from January 1, 2006, the Company discontinued applying hedge accounting treatment for its derivative contracts.

Outstanding forward contracts as of December 31, 2005:

	Currency	Maturity Date	Contract Amount (In Thousands)
December 31, 2005			
Sell	US$/NT$	January 2006	US$ 60,000

Outstanding cross currency swap contracts as of December 31, 2006 and 2005:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received
December 31, 2006			
January 2007 to February 2007	US$ 820,000	3.19% - 5.91%	0.90% - 3.25%
December 31, 2005			
January 2006 to March 2006	US$ 2,089,000	4.15% - 4.54%	0.02% - 2.12%

The Company did not enter into any interest rate swap contract during the year ended December 31, 2006. The Company rescinded all interest rate swap contracts in the first quarter of 2005 before their original maturities. The rescission loss of NT$28,295 thousand has been reclassified and included in the "loss on settlement and disposal of financial instruments" account.

Net losses arising from derivative financial instruments for the year ended December 31, 2006 were NT$1,615,796 thousand (including realized settlement losses of NT$1,649,646 thousand and a valuation gain of NT$33,850 thousand).

6. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31	
	2006	2005
Open-end mutual funds	$ 25,967,061	$ 6,198,982
Corporate bonds	4,150,202	11,853,044
Government bonds	1,998,067	1,776,279
Structured time deposits	499,242	-
Agency bonds	-	14,496,728
Corporate issued asset-backed securities	-	11,582,590
Corporate notes	-	263,249
Money market funds	-	260,686
Publicly-traded stocks	-	21,280
	32,614,572	46,452,838
Current portion	(25,967,061)	(46,452,838)
	$ 6,647,511	$ -

Starting from 2004, the Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. Beginning from the third quarter of 2006, the Company transferred investment portfolios managed by the fund managers of US$1,277,789 thousand to TSMC Global Ltd. (TSMC-Global), a subsidiary of TSMC. The transferred investment portfolios held by TSMC Global are still being managed by the same fund managers in accordance with the aforementioned investment guidelines and terms.

As of December 31, 2006, structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal Amount	Carrying Amount	Range of Interest Rates	Maturity Date
Step-up callable deposits				
Domestic deposits	$ 500,000	$ 499,242	1.76%	March 2008

The interest rate of the step-up callable deposits was pre-determined by the Company and the banks.

7. HELD-TO-MATURITY FINANCIAL ASSETS

	December 31	
	2006	2005
Corporate bonds	$ 13,742,541	$ 8,927,317
Structured time deposits	11,671,120	10,227,000
Government bonds	12,070,657	10,223,500
	37,484,318	29,377,817
Current portion	(8,510,823)	(602,509)
	$ 28,973,495	$ 28,775,308

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal Amount	Interest Receivable	Range of Interest Rates	Maturity Date
December 31, 2006				
Step-up callable deposits				
Domestic deposits	$ 4,500,000	$ 13,928	1.40% - 1.83%	June 2007 to October 2008
Callable range accrual deposits				
Domestic deposits	3,911,520	4,808	(See below)	September 2009 to December 2009
Foreign deposits	3,259,600	4,998	(See below)	October 2009 to January 2010
	$ 11,671,120	$ 23,734		
December 31, 2005				
Step-up callable deposits				
Domestic deposits	$ 3,000,000	$ 8,145	1.40% - 1.50%	June 2007 to October 2007
Callable range accrual deposits				
Domestic deposits	3,942,000	4,928	(See below)	September 2009 to December 2009
Foreign deposits	3,285,000	5,023	(See below)	October 2009 to January 2010
	$ 10,227,000	$ 18,096		

The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the contracts, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

As of December 31, 2006 and 2005, the principal of the deposits that resided in banks located in Hong Kong amounted to US$80,000 thousand; those resided in banks located in Singapore amounted to US$20,000 thousand.

8. INVENTORIES, NET

	December 31	
	2006	2005
Finished goods	$ 4,754,342	$ 2,768,575
Work in process	13,251,174	12,407,286
Raw materials	1,515,996	1,700,314
Supplies and spare parts	421,648	786,772
	19,943,160	17,662,947
Allowance for losses	(790,946)	(1,404,992)
	$ 19,152,214	$ 16,257,955

9. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31			
	2006		2005	
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
TSMC Global (Note 6)	$ 42,496,592	100	$ -	-
TSMC International Investment Ltd. (TSMC International)	26,593,749	100	23,912,812	100
TSMC (Shanghai) Company Limited (TSMC-Shanghai)	9,027,984	100	9,438,856	100
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	7,960,869	39	4,215,200	32
Vanguard International Semiconductor Corporation (VIS)	5,741,870	27	5,419,747	27
TSMC Partners, Ltd. (TSMC Partners)	4,433,819	100	4,091,166	100
TSMC North America (TSMC-North America)	2,014,990	100	1,790,186	100
Emerging Alliance Fund, L.P. (Emerging Alliance)	793,585	99	850,534	99
VentureTech Alliance Fund II, L.P. (VTAF II)	733,130	98	642,479	98
Global UniChip Corporation (GUC)	629,755	38	442,233	46
VentureTech Alliance Fund III, L.P. (VTAF III)	228,005	98	-	-
Chi Cherng Investment Co., Ltd. (Chi Cherng)	115,507	36	78,139	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	114,297	36	77,415	36
TSMC Japan K.K. (TSMC-Japan)	95,757	100	94,949	100
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	49,741	100	23,087	100
Taiwan Semiconductor Manufacturing Company Korea (TSMC-Korea)	14,706	100	-	-
	$ 101,044,356		$ 51,076,803	

In November 2006, the Company acquired 81 thousand shares in SSMC from EDB Investments Pte Ltd. under a Shareholders Agreement. After the acquisition, the number of SSMC shares owned by the Company increased from 382 thousand to 463 thousand; the percentage of ownership increased from 32% to 39%.

For the years ended December 31, 2006 and 2005, net equity in earnings of NT$5,526,727 thousand and net equity in losses of NT$1,052,045 thousand were recognized, respectively. The carrying amounts of the investments accounted for using the equity method and the related equity in earnings or losses of equity method investees were determined based on the audited financial statements of the investees as of and for the same periods ended as the Company.

10. FINANCIAL ASSETS CARRIED AT COST

	December 31	
	2006	2005
Non-publicly traded stocks	$ 364,913	$ 472,500
Mutual funds	347,930	334,990
	$ 712,843	$ 807,490

11. PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	December 31	
	2006	2005
Buildings	$ 49,595,917	$ 42,902,526
Machinery and equipment	361,401,800	310,626,317
Office equipment	6,469,533	5,662,986
	$ 417,467,250	$ 359,191,829

No interest was capitalized during the years ended December 31, 2006 and 2005.

12. DEFERRED CHARGES, NET

	December 31	
	2006	2005
Technology license fees	$ 4,038,551	$ 4,985,806
Software and system design costs	1,517,575	1,623,276
Others	36,942	72,062
	$ 5,593,068	$ 6,681,144

13. BONDS PAYABLE

	December 31	
	2006	2005
Domestic unsecured bonds:		
Issued in December 2000 and repayable in December 2005 and 2007 in two installments, 5.25% and 5.36% interest payable annually, respectively	$ 4,500,000	$ 4,500,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	15,000,000	15,000,000
	19,500,000	19,500,000
Current portion	(7,000,000)	-
	$ 12,500,000	$ 19,500,000

As of December 31, 2006, future principal repayments for the Company's bonds were as follows:

Year of Repayment	Amount
2007	$ 7,000,000
2009	8,000,000
2012	4,500,000
	$ 19,500,000

14. OTHER LONG-TERM PAYABLES

Most of the payables resulted from license agreements for certain semiconductor-related patents. As of December 31, 2006, future payments for other long-term payables were as follows:

Year of Payment	Amount
2007	$ 617,892
2008	337,043
2009	337,043
2010	337,043
2011	260,767
	1,889,788
Current portion (classified under accrued expenses and other current liabilities)	(617,892)
	$ 1,271,896

15. PENSION PLANS

The Labor Pension Act (the Act) became effective on July 1, 2005. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act with their seniority as of July 1, 2005 retained or continue to be subject to the pension mechanism under the Labor Standards Law. Employees who joined the Company after July 1, 2005 can only be subject to the pension mechanism under the Act.

The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee's monthly salary to employees' pension accounts starting from July 1, 2005, and recognized pension costs of NT$618,975 thousand and NT$261,096 thousand for the years ended December 31, 2006 and 2005, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee's length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the pension fund monitoring committee (the Committee) and deposited in the Committee's name in the Central Trust of China.

Pension information on the defined benefit plan is summarized as follows:

a. Components of net periodic pension cost for the year

	2006	2005
Service costs	$ 178,432	$ 468,044
Interest costs	163,740	163,294
Projected return on plan assets	(49,115)	(49,627)
Amortization	12,339	8,300
Net periodic pension costs	$ 305,396	$ 590,011

b. Reconciliation of funded status of the plan and accrued pension cost at December 31, 2006 and 2005

	2006	2005
Benefit obligation		
Vested benefit obligation	$ 102,920	$ 62,302
Nonvested benefit obligation	3,873,239	3,356,213
Accumulated benefit obligation	3,976,159	3,418,515
Additional benefits based on future salaries	2,964,923	2,546,186
Projected benefit obligation	6,941,082	5,964,701
Fair value of plan assets	(1,945,572)	(1,681,365)
Funded status	4,995,510	4,283,336
Unrecognized net transition obligation	(116,191)	(124,491)
Unrecognized net loss	(1,349,203)	(697,453)
Accrued pension cost	$ 3,530,116	$ 3,461,392
Vested benefits	$ 106,645	$ 67,752

c. Actuarial assumptions at December 31, 2006 and 2005

	2006	2005
Discount rate used in determining present values	2.25%	2.75%
Future salary increase rate	3.00%	3.00%
Expected rate of return on plan assets	2.50%	2.75%

d. Contributions to the Fund for the year

	2006	2005
	$ 230,577	$ 223,654

e. Payments from the Fund for the year

	2006	2005
	$ 10,823	$ 8,419

16. INCOME TAX

a. A reconciliation of income tax expense based on "income before income tax" at statutory rate and income tax currently payable was as follows:

	Years Ended December 31	
	2006	2005
Income tax expense based on "income before income tax" at statutory rate (25%)	$ (33,701,625)	$ (23,454,856)
Tax effect of the following:		
Tax-exempt income	12,274,041	12,243,435
Temporary and permanent differences	2,080,110	(860,918)
Cumulative effect of changes in accounting principles	82,062	-
Additional tax at 10% on unappropriated earnings	(1,156,130)	(1,489,709)
Income tax credits	12,715,377	10,110,561
Income tax currently payable	$ (7,706,165)	$ (3,451,487)

b. Income tax expense consisted of the following:

	Years Ended December 31	
	2006	2005
Income tax currently payable	$ (7,706,165)	$ (3,451,487)
Other income tax adjustments	335,411	(71,853)
Net change in deferred income tax assets		
Investment tax credits	(3,908,879)	(2,018,813)
Temporary differences	1,522,734	1,768,265
Adjustment in valuation allowance	2,206,317	3,529,500
Income tax expense	$ (7,550,582)	$ (244,388)

c. Net deferred income tax assets consisted of the following:

	December 31	
	2006	2005
Current deferred income tax assets		
Investment tax credits	$ 7,832,000	$ 7,013,000
Noncurrent deferred income tax assets, net		
Investment tax credits	$ 12,124,892	$ 16,852,771
Temporary differences	840,464	(682,270)
Valuation allowance	(7,204,229)	(9,410,546)
	$ 5,761,127	$ 6,759,955

d. Integrated income tax information:

The balance of the imputation credit account as of December 31, 2006 and 2005 was NT$ 828,612 thousand and NT$20,087 thousand, respectively.

The estimated creditable ratio for distribution of earnings of 2006 and 2005 was 0.54% and 2.88%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e. All earnings generated prior to December 31, 1997 have been appropriated.

f. As of December 31, 2006, investment tax credits consisted of the following:

Regulation	Item	Total Creditable Amount	Remaining Creditable Amount	Expiry Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$ 2,685,805	$ -	2006
		4,113,439	-	2007
		6,802,469	3,955,466	2008
		6,030,309	6,030,309	2009
		5,114,762	5,114,762	2010
		$ 24,746,784	$ 15,100,537	
Statute for Upgrading Industries	Research and development expenditures	$ 1,780,480	$ -	2006
		1,245,142	-	2007
		1,627,095	1,627,095	2008
		1,534,230	1,534,230	2009
		1,534,050	1,534,050	2010
		$ 7,720,997	$ 4,695,375	
Statute for Upgrading Industries	Personnel training	$ 27,311	$ -	2006
		16,197	-	2007
		40,734	40,734	2008
		40,442	40,442	2009
		$ 124,684	$ 81,176	
Statute for Upgrading Industries	Investments in important technology-based enterprises	$ 79,804	$ 79,804	2010

g. The profits generated from the following expansion and construction projects are exempt from income tax:

	Tax-Exemption Period
Construction of Fab 8 - modules B	2002 to 2005
Expansion of Fab 2 - modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007

h. The tax authorities have examined income tax returns of the Company through 2003.

17. LABOR COST, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2006			Year Ended December 31, 2005		
	Classified as Cost of Sales	Classified as Operating Expenses	Total	Classified as Cost of Sales	Classified as Operating Expenses	Total
Labor cost						
Salary	$ 9,877,603	$ 4,172,915	$ 14,050,518	$ 9,160,576	$ 3,682,390	$ 12,842,966
Labor and health insurance	686,125	352,085	1,038,210	625,744	297,483	923,227
Pension	610,873	313,416	924,289	576,776	274,280	851,056
Meal	449,505	159,302	608,807	429,307	141,259	570,566
Welfare	184,560	99,323	283,883	167,218	95,208	262,426
Others	225,615	19,784	245,399	159,724	44,783	204,507
	$ 12,034,281	$ 5,116,825	$ 17,151,106	$ 11,119,345	$ 4,535,403	$ 15,654,748
Depreciation	$ 61,028,727	$ 3,296,764	$ 64,325,491	$ 61,576,001	$ 3,031,796	$ 64,607,797
Amortization	$ 1,430,069	$ 918,011	$ 2,348,080	$ 1,763,527	$ 1,603,496	$ 3,367,023

18. SHAREHOLDERS' EQUITY

As of December 31, 2006, 889,740 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs is 4,448,702 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company's paid-in capital.

Capital surplus consisted of the following:

	December 31	
	2006	2005
From merger	$ 24,003,546	$ 24,003,546
Additional paid-in capital	19,974,431	23,254,234
From convertible bonds	9,360,424	9,360,424
From treasury stock transactions	389,188	306,868
From long-term investments	379,854	192,759
Donations	55	55
	$ 54,107,498	$ 57,117,886

The Company's Articles of Incorporation as revised on May 10, 2005 provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:

a. Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled the Company's paid-in capital;

b. Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c. Bonus to directors and supervisors and bonus to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors and supervisors. The Company may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d. Any balance left over shall be allocated according to the resolution of the shareholders' meeting.

The Company's Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are recorded in the year of shareholder approval and given effect to in the financial statements of that year.

The appropriation for legal capital reserve shall be made until the reserve equals the Company's paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company's paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company's paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders' equity (for example, cumulative translation adjustments and unrealized loss on financial assets, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2005 and 2004 had been approved in the shareholders' meetings held on May 16, 2006 and May 10, 2005, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)	
	For Fiscal Year 2005	For Fiscal Year 2004	For Fiscal Year 2005	For Fiscal Year 2004
Legal capital reserve	$ 9,357,503	$ 8,820,201		
Special capital reserve	(1,585,685)	2,226,427		
Employees' profit sharing - in cash	3,432,129	3,086,215		
Employees' profit sharing - in stock	3,432,129	3,086,215		
Cash dividends to shareholders	61,825,061	46,504,097	$ 2.50	$ 2.00
Stock dividends to shareholders	3,709,504	11,626,024	0.15	0.50
Bonus to directors and supervisors	257,410	231,466		
	$ 80,428,051	$ 75,580,645		

The shareholders' meeting held on May 16, 2006 also resolved to distribute stock dividends out of capital surplus in the amount of NT$3,709,504 thousand.

The amounts of the above appropriations of earnings for 2005 and 2004 are consistent with the resolutions of the meetings of the Board of Directors held on February 14, 2006 and February 22, 2005, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2005 and 2004, the basic earnings per share (after income tax) for the years ended December 31, 2005 and 2004 shown in the respective financial statements would have decreased from NT$3.79 to NT$3.50 and NT$3.97 to NT$3.70, respectively.

The shares distributed as a bonus to employees represented 1.39% and 1.33% of the Company's total outstanding common shares as of December 31, 2005 and 2004, respectively.

As of January 11, 2007, the Board of Directors had not resolved the appropriation for earnings of 2006.

The above information about the appropriations of bonus to employees, directors and supervisors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

19. STOCK-BASED COMPENSATION PLANS

The Company's Employee Stock Option Plans under the 2004 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company's shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company's common shares listed on the TSE on the grant date.

Options of the aforementioned plans that had never been granted or had been granted but subsequently cancelled had expired as of December 31, 2006.

Information about outstanding options for the years ended December 31, 2006 and 2005 was as follows:

	Number of Options (In Thousands)	Weighted-Average Exercise Price (NT$)
Year ended December 31, 2006		
Balance, beginning of year	67,758	$ 39.4
Options granted	2,758	40.1
Options exercised	(14,550)	40.1
Options cancelled	(3,152)	43.7
Balance, end of year	52,814	39.6
Year ended December 31, 2005		
Balance, beginning of year	64,367	$ 40.5
Options granted	14,864	48.4
Options exercised	(6,837)	39.6
Options cancelled	(4,636)	44.1
Balance, end of year	67,758	42.1

The number of outstanding options and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the plans.

As of December 31, 2006, information about outstanding and exercisable options was as follows:

Range of Exercise Price (NT$)	Options Outstanding			Options Exercisable	
	Number of Options (In Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)	Number of Options (In Thousands)	Weighted-average Exercise Price (NT$)
$27.6 - $39.7	34,584	5.15	$ 35.5	28,351	$ 35.5
45.1 - 52.3	18,230	6.88	47.5	4,390	45.7
	52,814			32,741	

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2006 and 2005. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company for the years ended December 31, 2006 and 2005 would have been as follows:

	Years Ended December 31	
	2006	2005
Assumptions:		
Expected dividend yield	1.00% - 3.44%	1.00% - 3.44%
Expected volatility	43.77% - 46.15%	43.77% - 46.15%
Risk free interest rate	3.07% - 3.85%	3.07% - 3.85%
Expected life	5 years	5 years
Net income:		
Net income as reported	$ 127,009,731	$ 93,575,035
Pro forma net income	126,889,209	93,458,191
Earnings per share (EPS) - after income tax (NT$):		
Basic EPS as reported	$ 4.93	$ 3.63
Pro forma basic EPS	4.92	3.63
Diluted EPS as reported	4.92	3.63
Pro forma diluted EPS	4.92	3.63

20. TREASURY STOCK

(Shares in Thousands)

	Beginning Shares	Stock Dividends	Disposal	Ending Shares
Year ended December 31, 2006				
Parent company stock held by subsidiaries	32,938	988	-	33,926
Year ended December 31, 2005				
Parent company stock held by subsidiaries	45,521	2,242	14,825	32,938

Proceeds from sales of treasury stock for the year ended December 31, 2005 were NT$899,489 thousand. As of December 31, 2006 and 2005, the book value of the treasury stock was NT$918,075 thousand; the market value was NT$2,290,026 thousand and NT$2,047,126 thousand, respectively. The Company's stock held by subsidiaries is treated as treasury stock and the holders are entitled to the rights of shareholders, except that starting from June 24, 2005, pursuant to the revised Company Law, the holders are no longer entitled to vote in shareholders' meetings.

21. EARNINGS PER SHARE

	Years Ended December 31			
	2006		2005	
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
Basic EPS (NT$)				
Income before cumulative effect of changes in accounting principles	$ 5.22	$ 4.94	$ 3.64	$ 3.63
Cumulative effect of changes in accounting principles	(0.01)	(0.01)	-	-
Income for the year	$ 5.21	$ 4.93	$ 3.64	$ 3.63
Diluted EPS (NT$)				
Income before cumulative effect of change in accounting principles	$ 5.22	$ 4.93	$ 3.64	$ 3.63
Cumulative effect of changes in accounting principles	(0.01)	(0.01)	-	-
Income for the year	$ 5.21	$ 4.92	$ 3.64	$ 3.63

EPS is computed as follows:

	Amounts (Numerator)		Number of Shares (Denominator) (In Thousands)	EPS (NT$)	
	Before Income Tax	After Income Tax		Before Income Tax	After Income Tax
Year ended December 31, 2006					
Basic EPS					
Income available to common shareholders	$134,478,251	$ 127,009,731	25,788,555	$ 5.21	$ 4.93
Effect of dilutive potential common stock - stock options	-	-	24,628		
Diluted EPS					
Income available to common shareholders (including effect of dilutive potential common stock)	$134,478,251	$ 127,009,731	25,813,183	$ 5.21	$ 4.92
Year ended December 31, 2005					
Basic EPS					
Income available to common shareholders	$ 93,819,423	$ 93,575,035	25,763,320	$ 3.64	$ 3.63
Effect of dilutive potential common stock - stock options	-	-	12,647		
Diluted EPS					
Income available to common shareholders (including effect of dilutive potential common stock)	$ 93,819,423	$ 93,575,035	25,775,967	$ 3.64	$ 3.63

22. DISCLOSURES FOR FINANCIAL INSTRUMENTS

a. Fair values of financial instruments were as follows:

	December 31			
	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Financial assets at fair value through profit or loss	$ 44,601	$ 44,601	$ 1,380,905	$ 818,550
Available-for-sale financial assets	32,614,572	32,614,572	46,452,838	46,452,838
Held-to-maturity financial assets	37,484,318	37,375,517	29,377,817	29,063,831
Investments accounted for using equity method (with market price)	6,371,625	17,044,040	5,419,747	10,991,064
Liabilities				
Financial liabilities at fair value through profit or loss	10,751	10,751	234,279	173
Bonds payable (including current portion)	19,500,000	19,817,149	19,500,000	19,924,923
Other long-term payables (including current portion)	2,981,754	2,981,754	4,174,603	4,174,603

b. Methods and assumptions used in the determination of fair values of financial instruments

1) The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payables to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values.

2) Fair values of financial assets/liabilities at fair value through profit or loss were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

3) Fair values of available-for-sale and held-to-maturity financial assets were based on their quoted market prices; while fair values of structured time deposits were estimated using valuation techniques.

4) Fair value of bonds payable was based on their quoted market price.

5) Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.

c. Gains recognized for the changes in fair value of derivatives estimated using valuation techniques were NT$33,850 thousand for the year ended December 31, 2006.

d. As of December 31, 2006 and 2005, financial assets exposed to fair value interest rate risk were NT$70,143,491 thousand and NT$77,190,280 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$10,751 thousand and NT$234,279 thousand, respectively, and financial assets exposed to cash flow interest rate risk were NT$7,171,120 thousand and NT$7,227,000 thousand, respectively.

e. The Company recognized an unrealized gain of NT$242,248 thousand in shareholders' equity for the changes in fair value of available-for-sale financial assets for the year ended December 31, 2006. The Company also recognized an unrealized gain of NT$319,367 thousand in shareholders' equity for the changes in available-for-sale financial assets held by equity method investees for the year ended December 31, 2006.

f. Information about financial risks

1) Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency-denominated assets and liabilities. Therefore, the market risk of derivatives will be offset by the foreign exchange risk of these assets and liabilities. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities. Therefore, the fluctuations in market interest rates would result in changes in fair values of these debt securities.

2) Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations, and government agencies. Management believes that the Company's exposure to default by those parties is low.

3) Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4) Cash flow interest rate risk. The Company mainly engages in investments in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

23. RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a. Industrial Technology Research Institute (ITRI), the chairman of the Company was one of its supervisors, who resigned in October 2006.

b. Philips, a major shareholder of the Company.

c. Subsidiaries

TSMC-North America
TSMC-Shanghai
TSMC-Europe
TSMC-Japan
TSMC-Korea

d. Investees

GUC (with a controlling interest)
VIS (accounted for using equity method)
SSMC (accounted for using equity method)

e. Indirect subsidiaries

WaferTech, LLC (WaferTech)
TSMC Technology, Inc. (TSMC Technology)

f. Indirect investee

VisEra, originally an investee over which the Company had a controlling interest; beginning in November 2005, VisEra became an indirect investee accounted for using the equity method due to changes in investment structure.

Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2006		2005	
	Amount	%	Amount	%
For the year				
Sales				
TSMC-North America	$ 190,459,073	60	$ 153,618,916	57
Philips	4,024,990	1	3,298,770	1
Others	972,872	-	650,239	-
	$ 195,456,935	61	$ 157,567,925	58
Purchases				
WaferTech	$ 12,530,552	27	$ 11,137,313	28
SSMC	6,820,632	15	5,729,672	15
TSMC-Shanghai	4,405,843	10	1,405,030	4
VIS	3,911,838	8	4,142,457	10
	$ 27,668,865	60	$ 22,414,472	57
Manufacturing expenses - technical assistance fees				
Philips (Note 25a)	$ 755,904	1	$ 581,059	-
Marketing expenses - commission				
TSMC-Japan	$ 254,758	16	$ 243,646	18
TSMC-Europe	236,454	15	221,164	16
TSMC-Korea	9,981	-	-	-
	$ 501,193	31	$ 464,810	34
General and administrative expenses - rental expense				
GUC	$ 14,606	-	$ 16,744	-
Research and development expenses				
GUC	$ 39,421	-	$ 19,467	-
TSMC Technology	37,559	-	-	-
	$ 76,980	-	$ 19,467	-
Sales of property, plant and equipment				
TSMC-Shanghai	$ 401,561	44	$ 125,381	13
VisEra	-	-	534,279	52
	$ 401,561	44	$ 659,660	65
Non-operating income and gains				
SSMC (primarily technical service income, see Note 25e)	$ 314,953	3	$ 316,243	4
TSMC-Shanghai	278,295	2	180,234	3
VIS (primarily technical service income, see Note 25h)	261,237	2	210,720	3
VisEra	246,242	2	308,071	4
	$ 1,100,727	9	$ 1,015,268	14

(Continued)

	2006		2005	
	Amount	%	Amount	%
As of December 31				
Receivables				
TSMC-North America	$ 16,461,956	97	$ 20,407,621	97
Philips	250,919	2	573,565	3
Others	156,634	1	69,418	-
	$ 16,869,509	100	$ 21,050,604	100
Other receivables				
TSMC-Shanghai	$ 123,853	28	$ 28,593	2
VIS	121,911	27	74,457	4
SSMC	69,568	15	149,251	8
TSMC-North America	59,547	13	198,505	11
VisEra	58,980	13	374,202	21
TSMC Technology	3,785	1	972,563	54
Others	11,622	3	143	-
	$ 449,266	100	$ 1,797,714	100
Payables				
WaferTech	$ 864,733	26	$ 1,133,217	35
VIS	717,562	22	563,240	17
Philips	688,591	21	693,956	21
TSMC-Shanghai	478,714	14	274,820	9
SSMC	459,305	14	485,873	15
Others	118,011	3	91,091	3
	$ 3,326,916	100	$ 3,242,197	100
Other long-term payables				
Philips (Note 25a)	$ 403,375	100	$ 1,100,475	100
Deferred credits				
TSMC-Shanghai	$ 723,661	61	$ 641,762	51
VisEra	124,350	11	186,525	15
	$ 848,011	72	$ 828,287	66

(Concluded)

The terms of sales to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.

The Company deferred the gains (classified under the deferred credits) derived from sales of property, plant and equipment to TSMC-Shanghai and VisEra, and then recognized such gains (classified under the non-operating income and gains) over the depreciable lives of the disposed assets.

The Company leased part of its office space from GUC with a quarterly rental of NT$4,186 thousand; beginning from June 2006, the renewed quarterly rental was NT$3,473 thousand. The Company also leased certain buildings and facilities to VisEra with a monthly rental of NT$7,684 thousand (classified under the non-operating income and gains).

24. SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from March 2008 to December 2020 and can be renewed upon expiration.

As of December 31, 2006, future lease payments were as follows:

Year	Amount
2007	$ 291,646
2008	260,249
2009	251,671
2010	204,603
2011	203,089
2012 and thereafter	1,487,039
	$ 2,698,297

25. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of December 31, 2006, excluding those disclosed in other notes, were as follows:

a. On June 20, 2004, the Company and Philips amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between the Company and Philips will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, the Company will pay Philips royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of the Company's annual net sales. The Company and Philips agreed to cross license the patents owned by each party. The Company also obtained through Philips a number of cross patent licenses.

b. Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC's capacity if TSMC's outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992, 1997, 2002 and on January 1, 2007.

c. Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of December 31, 2006, the Company had a total of US$116,297 thousand of guarantee deposits.

d. Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company's equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September, 2006. The Company and NXP purchased all the SSMC shares owned by EDB Investments Pte Ltd. Pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP) committed to buy specific percentages of the production capacity of SSMC. The Company and Philips (now NXP) are required, in the aggregate, to purchase up to 70% of SSMC's capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e. The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f. Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives written notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g. In December 2003, the Company entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. The Company will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

h. The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

i. TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation ("SMIC"), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC's trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, SMIC shall pay TSMC US$175,000 thousand over six years to resolve TSMC's claims. As of December 31, 2006, SMIC had paid US$60,000 thousand in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC-North America and Wafertech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court, alleging TSMC of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC's August complaint. The outcome of this litigation cannot be determined at this time.

j. Amounts available under unused letters of credit as of December 31, 2006 were NT$6,480 thousand.

26. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:

a. Financing provided: Please see Table 1 attached;

b. Endorsement/guarantee provided: Please see Table 2 attached;

c. Marketable securities held: Please see Table 3 attached;

d. Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e. Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f. Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g. Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h. Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i. Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 8 attached;

j. Information about derivatives of investees over which the Company has a controlling interest:

TSMC-Shanghai entered into forward exchange contracts during the year ended December 31, 2006 to manage exposures due to foreign exchange rate fluctuations.

Outstanding forward exchange contracts as of December 31, 2006:

	Currency	Maturity Date	Contract Amount (In Thousands)
December 31, 2006			
Buy	US$/JPY	January 2007	JPY 38,610

Net realized settlement gains arising from TSMC-Shanghai's forward transactions for the year ended December 31, 2006 were NT$2,543 thousand.

k. Information on investment in Mainland China

1) The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 9 attached.

2) Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 23.

27. SEGMENT FINANCIAL INFORMATION

a. Industry financial information

The Company operates in one industry. Therefore, the disclosure of industry financial information is not applicable to the Company.

b. Export sales

Area	Years Ended December 31	
	2006	2005
Americas	$ 153,974,683	$ 119,838,520
Asia	102,121,046	99,594,071
Europe and others	29,109,649	20,041,920
	$ 285,205,378	$ 239,474,511

The export sales information is based on the amounts billed to customers within the areas.

c. Major customers representing at least 10% of gross sales

	Years Ended December 31			
	2006		2005	
	Amount	%	Amount	%
Customer A	$ 190,459,073	60	$ 153,618,916	57
Customer B	25,214,878	8	29,258,338	11

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Investees

FINANCING PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Name	Counter-party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousands)	Ending Balance (US$ in Thousands)	Interest Rate	Type of Financing (Note 1)	Transaction Amounts	Reasons for Short-term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company	Financing Company's Financing Amount Limits (US$ in Thousands)
											Item	Value		
1	TSMC International	TSMC Development	Other receivables	$ 1,140,860 (US$ 35,000)	$ -	1.50%	2	$ -	Operating capital	$ -	-	$ -	N/A	$ 32,203,805 (US$ 987,968) (Note 2)

Note 1: The type No. 2 represents necessary for short-term financing.
Note 2: Not exceeding the issued capital of the Company.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited

ENDORSEMENT/GUARANTEE PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Endorsement/ Guarantee Provider	Counter-party		Limits on Each Counter-party's Endorsement/ Guarantee Amounts	Maximum Balance for the Period (US$ in Thousands)	Ending Balance (US$ in Thousands)	Value of Collateral Property, Plant and Equipment	Ratio of Accumulated Amount of Collateral to Net Equity of the Latest Financial Statement	Maximum Collateral/Guarantee Amounts Allowable (Note 1)
		Name	Nature of Relationship (Note 2)						
0	TSMC	TSMC-North America	2	Not exceed 10% of the net worth of the Company, and be also limited to the paid-in capital of the endorsement/guarantee company, unless otherwise approved by Board of Directors.	$ 1,303,840 (US$ 40,000)	$ -	$ -	-	$ 126,995,321
		TSMC Development	3		$ 1,955,760 (US$ 60,000)	-	-	-	

Note 1: 25% of the net worth of the Company as of December 31, 2006.
Note 2: The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest.
The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES HELD
DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
The Company	Government bond							
	2004 Government Bond Series B	-	Available-for-sale financial assets	-	$ 999,779	N/A	$ 999,779	
	2003 Government Bond Series B	-	〃	-	998,288	N/A	998,288	
	2006 Government Bond Series D	-	Held-to-maturity financial assets	-	3,657,320	N/A	3,657,446	
	2005 Government Bond Series A	-	〃	-	3,049,919	N/A	3,049,726	
	2003 Government Bond Series B	-	〃	-	1,647,851	N/A	1,645,179	
	2003 Asian Development Bank Govt. Bond	-	〃	-	835,840	N/A	875,103	
	2003 Government Bond Series F	-	〃	-	797,299	N/A	796,354	
	2004 Kaohsiung Municipal Series A	-	〃	-	620,000	N/A	618,760	
	2003 Government Bond Series H	-	〃	-	401,568	N/A	400,920	
	European Investment Bank Bonds	-	〃	-	372,265	N/A	400,000	
	2002 Government Bond Series B	-	〃	-	350,399	N/A	350,378	
	2004 Kaohsiung Municipal Series B	-	〃	-	249,998	N/A	250,004	
	2003 European Bank for Recomspruction and Developement Govt. Bond Series A	-	〃	-	88,198	N/A	90,000	
	Open-end mutual funds							
	NITC Bond Fund	-	Available-for-sale financial assets	22,219	3,655,939	N/A	3,655,939	
	ABN AMRO Bond Fund	-	〃	175,156	2,639,459	N/A	2,639,459	
	Fuh Hwa Bond	-	〃	125,122	1,667,908	N/A	1,667,908	
	Mega Diamond Bond Fund	-	〃	139,333	1,602,947	N/A	1,602,947	
	Prudential Financial Bond Fund	-	〃	103,751	1,516,294	N/A	1,516,294	
	NITC Taiwan Bond	-	〃	93,312	1,314,669	N/A	1,314,669	
	JF Taiwan Bond Fund	-	〃	85,145	1,299,088	N/A	1,299,088	
	Cathay Bond	-	〃	109,720	1,265,092	N/A	1,265,092	
	Jih Sun Bond Fund	-	〃	88,165	1,202,901	N/A	1,202,901	
	Dresdner Bond DAM Fund	-	〃	95,553	1,107,206	N/A	1,107,206	
	ABN AMRO Income	-	〃	63,947	1,012,377	N/A	1,012,377	
	President James Bond	-	〃	65,496	1,010,426	N/A	1,010,426	
	AIG Taiwan Bond Fund	-	〃	78,629	1,002,595	N/A	1,002,595	
	JF Taiwan First Bond Fund	-	〃	66,826	939,082	N/A	939,082	
	Shinkong Chi Shin Bond Fund	-	〃	62,183	890,660	N/A	890,660	
	ABN AMRO Select Bond Fund	-	〃	76,593	868,076	N/A	868,076	
	Taishin Lucky Fund	-	〃	78,624	806,386	N/A	806,386	
	Polaris De-Bao Fund	-	〃	63,273	701,069	N/A	701,069	
	TIIM High Yield	-	〃	44,685	554,863	N/A	554,863	
	HSBC Taiwan Money Management	-	〃	34,093	506,250	N/A	506,250	
	Invesco Bond Fund	-	〃	27,176	403,774	N/A	403,774	
	Corporate bond							
	Hua Nan Bank	-	Available-for-sale financial assets	-	1,545,864	N/A	1,545,864	
	Cathay Bank	-	〃	-	1,159,576	N/A	1,159,576	
	Taiwan Power Company	-	〃	-	1,046,799	N/A	1,046,799	
	Formosa Petrochemical Corporation	-	〃	-	397,963	N/A	397,963	
	Taiwan Power Company	-	Hold-to-maturity financial assets	-	4,080,391	N/A	4,087,276	
	Formosa Petrochemical Corporation	-	〃	-	3,566,946	N/A	3,563,249	
	Nan Ya Plastics Corporation	-	〃	-	2,773,810	N/A	2,781,223	
	Chinese Petroleum Corporation	-	〃	-	1,451,378	N/A	1,450,722	
	China Steel Corporation	-	〃	-	1,000,000	N/A	999,689	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Formosa Plastic Corporation	-	Hold-to-maturity financial assets	-	$ 516,663	N/A	$ 519,076	
	Shanghai commercial & Saving Bank	-	〃	-	286,497	N/A	286,408	
	Formosa Chemicals & Fiber Corporation	-	〃	-	66,856	N/A	68,123	
	Stocks							
	TSMC Global	Subsidiary	Invest accounted for using equity method	1	42,496,592	100	42,496,592	
	TSMC International	Subsidiary	〃	987,968	26,593,749	100	26,593,749	
	SSMC	Investee accounted for using equity method	〃	463	7,960,869	39	6,794,726	
	VIS	Investee accounted for using equity method	〃	442,262	5,741,870	27	10,813,301	
	TSMC Partners	Subsidiary	〃	300	4,433,819	100	4,433,819	
	TSMC-North America	Subsidiary	〃	11,000	2,014,990	100	2,014,990	
	GUC	Investee with controlling financial interest	〃	41,263	629,755	38	6,230,739	
	TSMC-Japan	Subsidiary	〃	6	95,757	100	95,757	
	TSMC-Europe	Subsidiary	〃	-	49,741	100	49,741	
	TSMC-Korea	Subsidiary	〃	80	14,706	100	14,706	
	United Industrial Gases Co., Ltd.	-	Financial assets carried at cost	16,783	193,584	10	299,493	
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	105,000	7	223,062	
	W.K. Technology Fund IV	-	〃	4,000	40,000	2	51,398	
	Hontung Venture Capital Co., Ltd.	-	〃	2,633	26,329	10	26,310	
	Fund							
	Horizon Ventures Fund	-	Financial assets carried at cost	-	280,179	12	280,179	
	Crimson Asia Capital	-	〃	-	67,751	1	67,751	
	Capital							
	TSMC-Shanghai	Subsidiary	Investment accounted for using equity method	-	9,027,984	100	9,027,984	
	Emerging Alliance	Subsidiary	〃	-	793,585	99	793,585	
	VTAF II	Subsidiary	〃	-	733,130	98	731,808	
	VTAF III	Subsidiary	〃	-	228,005	98	225,545	
	Chi Cheng	Subsidiary	〃	-	115,507	36	574,071	
	Hsin Ruey	Subsidiary	〃	-	114,297	36	573,809	
Chi Cherng	Stock							
	TSMC	Parent Company	Available-for-sale financial assets	16,947	1,143,941	N/A	1,143,941	Treasury stock of NT$458,564 thousand is deducted from the carrying value
	VIS	Equity method investee	Investments accounted for using equity method	5,032	107,224	-	107,224	
Hsin Ruey	Stock							
	TSMC	Parent Company	Available-for-sale financial assets	16,979	1,146,085	N/A	1,146,085	Treasury stock of NT$459,511 thousand is deducted from the carrying value

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	VIS	Equity method investee	Investments accounted for using equity method	3,711	$ 82,661	-	$ 82,661	
TSMC International	Stock							
	InveStar	Subsidiary	Investments accounted for using equity method	9,207	US$ 26,185	97	US$ 26,185	
	InveStar II	Subsidiary	〃	51,300	US$ 46,195	97	US$ 46,195	
	TSMC Development	Subsidiary	〃	1	US$ 659,356	100	US$ 659,356	
	TSMC Technology	Subsidiary	〃	1	US$ 6,058	100	US$ 4,473	
TSMC Development	WaferTech	Subsidiary	Investments accounted for using equity method	-	US$ 282,420	100	US$ 282,420	
Partners	Common stock							
	VisEra Holdings	Equity method investee	Investments accounted for using equity method	25,000	US$ 34,000	49	US$ 34,000	
Emerging Alliance	Common stock							
	NetLogic Microsystems, Inc.	-	Financial assets at fair value through profit or loss	84	US$ 1,828	-	US$ 1,828	
	Pixim, Inc.	-	Financial assets carried at cost	1,924	US$ 512	4	US$ 512	
	RichWave Technology Corp.	-	〃	4,247	US$ 1,648	13	US$ 1,648	
	Global Investment Holding Inc.	-	〃	10,800	$ 100,000	6	$ 100,000	
	Preferred stock							
	Ikanos Communication, Inc.	-	Available-for-sale financial assets	515	US$ 4,473	2	US$ 4,473	
	Audience, Inc.	-	Financial assets carried at cost	1,654	US$ 250	1	US$ 250	
	Axiom Microdevices, Inc.	-	〃	1,000	US$ 1,000	3	US$ 1,000	
	Centrality Comunications	-	〃	1,325	US$ 1,800	3	US$ 1,800	
	Miradia, Inc.	-	〃	3,040	US$ 1,000	3	US$ 1,000	
	Mobilygen	-	〃	1,415	US$ 750	1	US$ 750	
	Mosaic Systems, Inc.	-	〃	2,481	US$ 12	6	US$ 12	
	Next IO, Inc.	-	〃	800	US$ 500	2	US$ 500	
	NuCORE Technology Inc.	-	〃	2,254	US$ 1,455	2	US$ 1,455	
	Optichron, Inc.	-	〃	714	US$ 1,000	4	US$ 1,000	
	Optimal Corporation	-	〃	582	US$ 600	4	US$ 600	
	Pixim, Inc.	-	〃	2,193	US$ 583	-	US$ 583	
	Reflectivity, Inc.	-	〃	4,848	US$ 531	4	US$ 531	
	Teknovus, Inc.	-	〃	6,977	US$ 1,327	3	US$ 1,327	
	Zenasis Technologies, Inc.	-	〃	2,410	US$ 1,399	5	US$ 1,399	
	Option							
	Pixim, Inc.	-	Financial assets carried at cost	242	-	N/A	-	
VTAF II	Common stock							
	Beceem Communications	-	Financial assets carried at cost	650	US$ 1,600	1	US$ 1,600	
	Leadtrend	-	〃	1,150	US$ 660	6	US$ 660	
	Yobon	-	〃	1,675	US$ 787	13	US$ 787	
	Sentelic	-	〃	1,200	US$ 2,040	15	US$ 2,040	
	Preferred stock							
	5V Technologies, Inc.	-	Financial assets carried at cost	2,357	US$ 1,768	11	US$ 1,768	
	Ageia Technologies, Inc.	-	〃	2,030	US$ 2,074	2	US$ 2,074	
	Aquantia Corporation	-	〃	1,264	US$ 1,150	5	US$ 1,150	
	Audience, Inc.	-	〃	2,208	US$ 474	1	US$ 474	
	Axiom Microdevices, Inc.	-	〃	3,015	US$ 1,466	2	US$ 1,466	
	GemFire Corporation	-	〃	600	US$ 68	1	US$ 68	
	Impinj, Inc.	-	〃	257	US$ 500	-	US$ 500	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006 Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	Note
	Miradia, Inc.	-	Financial assets carried at cost	2,740	US$ 2,424	3	US$ 2,424	
	Next IO, Inc.	-	〃	216	US$ 182	-	US$ 182	
	Optichron, Inc.	-	〃	353	US$ 869	2	US$ 869	
	Power Analog Microelectronics	-	〃	2,000	US$ 1,500	13	US$ 1,500	
	Powerprecise Solutions, Inc.	-	〃	1,445	US$ 1,400	11	US$ 1,400	
	RichWave Technology Corp.	-	〃	500	US$ 231	2	US$ 231	
	Teknovus, Inc.	-	〃	518	US$ 119	-	US$ 119	
	Tzero Technologies, Inc.	-	〃	730	US$ 1,500	2	US$ 1,500	
	Xceive	-	〃	714	US$ 1,000	2	US$ 1,000	
VTAF III	Common stock							
	M2000, Inc.	-	Financial assets carried at cost	1,500	US$ 1,500	4	US$ 1,500	
	Mutual-Pak Limited	-	〃	170	US$ 52	13	US$ 52	
	Quellan, Inc.	-	〃	2,231	US$ 2,500	7	US$ 2,500	
	SynDiTec, Inc.	-	〃	4,332	US$ 720	7	US$ 720	
	Validity-Pak Limited	-	〃	5,333	US$ 2,000	7	US$ 2,000	
Investar	Common stock							
	Monolithic Power Systems, Inc.	-	Financial assets at fair value through profit or loss	1,975	US$ 21,939	7	US$ 21,939	
	Broadtek Electronics Corp.	-	〃	29	US$ 10	-	US$ 10	
	Broadtek Electronics Corp.	-	Available-for-sale financial assets	116	US$ 40	-	US$ 40	
	Capella Microsystems (Taiwan), Inc.	-	Financial assets carried at cost	530	US$ 154	2	US$ 154	
	Preferred stock							
	Integrated Memory Logic,Inc.	-	Financial assets carried at cost	1,831	US$ 1,221	9	US$ 1,221	
	IP Unity, Inc.	-	〃	1,008	US$ 494	1	US$ 494	
	Memsic, Inc.	-	〃	2,724	US$ 1,500	9	US$ 1,500	
	NanoAmp Solutions, Inc.	-	〃	541	US$ 853	2	US$ 853	
	Sonics, Inc.	-	〃	1,843	US$ 3,530	2	US$ 3,530	
Investar II	Common stock							
	Monolithic Power Systems, Inc.	-	Financial assets at fair value through profit or loss	864	US$ 9,604	3	US$ 9,604	
	RichTek Technology Corp.	-	〃	255	US$ 2,045	-	US$ 2,045	
	Geo Vision, Inc.	-	〃	46	US$ 229	-	US$ 229	
	RichTek Technology Corp.	-	Available-for-sale financial assets	227	US$ 1,824	-	US$ 1,824	
	Geo Vision, Inc.	-	〃	15	US$ 73	-	US$ 73	
	eChannelOpen Holding, Inc.	-	Financial assets carried at cost	358	US$ 251	4	US$ 251	
	eLCOS Microdisplay Technology, Ltd.	-	〃	270	US$ 27	1	US$ 27	
	EoNEX Technologies, Inc.	-	〃	55	US$ 3,048	5	US$ 3,048	
	Sonics, Inc.	-	〃	2,220	US$ 32	-	US$ 32	
	Epic Communications, Inc.	-	〃	191	US$ 37	1	US$ 37	
	EON Technology, Corp.	-	〃	4,247	US$ 1,175	7	US$ 1,175	
	Goyatek Technology, Corp.	-	〃	2,088	US$ 545	7	US$ 545	
	Capella Microsystems (Taiwan), Inc.	-	〃	534	US$ 210	2	US$ 210	
	Trendchip Technologies Corp.	-	〃	2,000	US$ 574	4	US$ 574	
	Ralink Technology (Taiwan), Inc.	-	〃	1,833	US$ 791	3	US$ 791	
	Auden Technology MFG Co., Ltd.	-	〃	953	US$ 223	4	US$ 223	
	Preferred stock							
	eLCOS Microdisplay Technology, Ltd.	-	Financial assets carried at cost	2,667	US$ 3,500	8	US$ 3,500	
	Alchip Technologies Limited	-	〃	3,531	US$ 2,950	15	US$ 2,950	
	FangTek, Inc.	-	〃	6,930	US$ 3,250	20	US$ 3,250	
	Kilopass Technology, Inc.	-	〃	3,887	US$ 2,000	6	US$ 2,000	
	Memsic, Inc.	-	〃	2,289	US$ 1,560	7	US$ 1,560	
	NanoAmp Solutions, Inc.	-	〃	375	US$ 1,500	1	US$ 1,500	
	Sonics, Inc.	-	〃	2,115	US$ 3,082	6	US$ 3,082	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
GUC	Open-end mutual funds							
	ABN AMRO Bond Fund	-	Available-for-sale financial assets	2,325	$ 35,041	N/A	$ 35,041	
	Ta chong Bond Fund	-	"	2,306	30,037	N/A	30,037	
	Dresdner Bond DAM Fund	-	"	2,592	30,036	N/A	30,036	
	NITC Taiwan Bond	-	"	2,132	30,035	N/A	30,035	
	AIG Taiwan Bond Fund	-	"	2,355	30,031	N/A	30,031	
	Fuh Hwa You Li Bond Fund	-	"	2,018	25,035	N/A	25,035	
	Stock							
	Global Unichip Corporation-North America	Subsidiary	Investments accounted for using equity method	100	6,396	100	6,396	
	Global Unichip Japan	Subsidiary	"	-	2,681	100	2,681	
TSMC Global	Government bond							
	United States Treas Nts	-	Available-for-sale financial assets	-	US$ 151,045	N/A	US$ 151,045	
	Corporate bonds							
	Abbott Labs	-	Available-for-sale financial assets	-	US$ 1,505	N/A	US$ 1,505	
	Abbott Labs	-	"	-	US$ 2,547	N/A	US$ 2,547	
	Ace Ltd.	-	"	-	US$ 1,001	N/A	US$ 1,001	
	Aig Sunamerica Global Fing Ix	-	"	-	US$ 1,000	N/A	US$ 1,000	
	Allstate Life Global Fdg Secd	-	"	-	US$ 2,956	N/A	US$ 2,956	
	American Express Co.	-	"	-	US$ 3,452	N/A	US$ 3,452	
	American Gen Fin Corp.	-	"	-	US$ 1,620	N/A	US$ 1,620	
	American Gen Fin Corp. Mtn	-	"	-	US$ 3,448	N/A	US$ 3,448	
	American Gen Fin Corp. Mtn	-	"	-	US$ 1,971	N/A	US$ 1,971	
	American Gen Fin Corp. Mtn	-	"	-	US$ 1,001	N/A	US$ 1,001	
	American Honda Fin Corp. Mtn	-	"	-	US$ 3,092	N/A	US$ 3,092	
	American Honda Fin Corp. Mtn	-	"	-	US$ 801	N/A	US$ 801	
	Ameritech Capital Funding Co.	-	"	-	US$ 483	N/A	US$ 483	
	Amgen Inc.	-	"	-	US$ 2,905	N/A	US$ 2,905	
	Anz Cap Tr I	-	"	-	US$ 972	N/A	US$ 972	
	Associates Corp. North Amer	-	"	-	US$ 2,541	N/A	US$ 2,541	
	Axa Finl Inc.	-	"	-	US$ 2,151	N/A	US$ 2,151	
	Bank New York Inc.	-	"	-	US$ 1,487	N/A	US$ 1,487	
	Bank One Corp.	-	"	-	US$ 3,365	N/A	US$ 3,365	
	Bank One Corp.	-	"	-	US$ 2,045	N/A	US$ 2,045	
	Bank Utd Houston Tx Mtbn	-	"	-	US$ 528	N/A	US$ 528	
	Bear Stearns Cos Inc.	-	"	-	US$ 3,379	N/A	US$ 3,379	
	Beneficial Corp. Mtn Bk Entry	-	"	-	US$ 2,297	N/A	US$ 2,297	
	Berkshire Hathaway Fin Corp.	-	"	-	US$ 1,486	N/A	US$ 1,486	
	Chase Manhattan Corp. New	-	"	-	US$ 5,077	N/A	US$ 5,077	
	Chase Manhattan Corp. New	-	"	-	US$ 2,115	N/A	US$ 2,115	
	Chubb Corp.	-	"	-	US$ 2,116	N/A	US$ 2,116	
	Cit Group Hldgs Inc.	-	"	-	US$ 3,027	N/A	US$ 3,027	
	Citicorp	-	"	-	US$ 1,372	N/A	US$ 1,372	
	Cogentrix Energy Inc.	-	"	-	US$ 3,751	N/A	US$ 3,751	
	Colonial Pipeline Co.	-	"	-	US$ 1,494	N/A	US$ 1,494	
	Consolidated Edison Inc.	-	"	-	US$ 2,910	N/A	US$ 2,910	
	Countrywide Fdg Corp. Mtn	-	"	-	US$ 2,037	N/A	US$ 2,037	
	Credit Suisse Find Products	-	"	-	US$ 1,500	N/A	US$ 1,500	
	Credit Suisse First Boston	-	"	-	US$ 734	N/A	US$ 734	
	Credit Suisse First Boston Usa	-	"	-	US$ 2,177	N/A	US$ 2,177	
	Daimlerchrysler North Amer	-	"	-	US$ 977	N/A	US$ 977	
	Daimlerchrysler North Amer Hld	-	"	-	US$ 751	N/A	US$ 751	
	Dayton Hudson Corp.	-	"	-	US$ 2,020	N/A	US$ 2,020	
	Deere John Cap Corp.	-	"	-	US$ 4,928	N/A	US$ 4,928	
	Dell Computer Corp.	-	"	-	US$ 2,820	N/A	US$ 2,820	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Den Danske Bk Aktieselskab	-	Available-for-sale financial assets	-	US$ 2,019	N/A	US$ 2,019	
	Diageo Plc	-	"	-	US$ 3,444	N/A	US$ 3,444	
	Emerson Elec Co.	-	"	-	US$ 3,215	N/A	US$ 3,215	
	European Invt Bk	-	"	-	US$ 3,970	N/A	US$ 3,970	
	European Invt Bk	-	"	-	US$ 6,057	N/A	US$ 6,057	
	Federal Home Ln Bks	-	"	-	US$ 7,937	N/A	US$ 7,937	
	Fifth Third Bk Cincinnati Oh	-	"	-	US$ 2,427	N/A	US$ 2,427	
	Fleet Boston Corp.	-	"	-	US$ 2,643	N/A	US$ 2,643	
	Fleet Finl Group Inc. New	-	"	-	US$ 905	N/A	US$ 905	
	Fpl Group Cap Inc.	-	"	-	US$ 849	N/A	US$ 849	
	Ge Global Ins Hldg Corp.	-	"	-	US$ 1,915	N/A	US$ 1,915	
	General Elec Cap Corp. Mtn	-	"	-	US$ 3,888	N/A	US$ 3,888	
	General Elec Cap Corp. Mtn	-	"	-	US$ 8,759	N/A	US$ 8,759	
	General Elec Cap Corp. Mtn	-	"	-	US$ 8,282	N/A	US$ 8,282	
	General Elec Cap Corp. Mtn	-	"	-	US$ 2,119	N/A	US$ 2,119	
	General Re Corp.	-	"	-	US$ 3,292	N/A	US$ 3,292	
	Goldman Sachs Group Inc.	-	"	-	US$ 4,989	N/A	US$ 4,989	
	Goldman Sachs Group Inc.	-	"	-	US$ 3,456	N/A	US$ 3,456	
	Greenpoint Finl Corp.	-	"	-	US$ 968	N/A	US$ 968	
	Hancock John Global Fdg Ii Mtn	-	"	-	US$ 2,896	N/A	US$ 2,896	
	Hancock John Global Fdg Ii Mtn	-	"	-	US$ 5,132	N/A	US$ 5,132	
	Hancock John Global Fdg Mtn	-	"	-	US$ 975	N/A	US$ 975	
	Hartford Finl Svcs Group Inc.	-	"	-	US$ 5,037	N/A	US$ 5,037	
	Hartford Finl Svcs Group Inc.	-	"	-	US$ 1,345	N/A	US$ 1,345	
	Hbos Plc Medium Term Sr Nts	-	"	-	US$ 3,205	N/A	US$ 3,205	
	Hbos Plc Medium Term Sr Nts	-	"	-	US$ 2,952	N/A	US$ 2,952	
	Heller Finl Inc.	-	"	-	US$ 1,929	N/A	US$ 1,929	
	Hershey Foods Corp.	-	"	-	US$ 1,504	N/A	US$ 1,504	
	Household Fin Corp.	-	"	-	US$ 2,903	N/A	US$ 2,903	
	Household Fin Corp.	-	"	-	US$ 501	N/A	US$ 501	
	Household Intl Inc.	-	"	-	US$ 2,851	N/A	US$ 2,851	
	Hsbc Fin Corp.	-	"	-	US$ 3,028	N/A	US$ 3,028	
	Hsbc Fin Corp. Mtn	-	"	-	US$ 5,096	N/A	US$ 5,096	
	Huntington National Bank	-	"	-	US$ 1,886	N/A	US$ 1,886	
	Ing Sec Life Instl Fdg	-	"	-	US$ 2,483	N/A	US$ 2,483	
	International Business Machs	-	"	-	US$ 2,217	N/A	US$ 2,217	
	Intl Lease Fin Corp. Mtn	-	"	-	US$ 2,939	N/A	US$ 2,939	
	Intl Lease Fin Corp. Mtn	-	"	-	US$ 4,138	N/A	US$ 4,138	
	JP Morgan Chase + Co.	-	"	-	US$ 3,298	N/A	US$ 3,298	
	Jackson Natl Life Global Fdg	-	"	-	US$ 1,000	N/A	US$ 1,000	
	Key Bk Na Med Term Nts Bk Entr	-	"	-	US$ 4,401	N/A	US$ 4,401	
	KeyCorp. Mtn Book Entry	-	"	-	US$ 3,010	N/A	US$ 3,010	
	Kraft Foods Inc.	-	"	-	US$ 1,000	N/A	US$ 1,000	
	Lehman Brothers Hldgs Inc.	-	"	-	US$ 1,626	N/A	US$ 1,626	
	Lehman Brothers Hldgs Inc.	-	"	-	US$ 487	N/A	US$ 487	
	Lehman Brothers Hldgs Inc.	-	"	-	US$ 989	N/A	US$ 989	
	Lehman Brothers Hldgs Inc.	-	"	-	US$ 3,150	N/A	US$ 3,150	
	Lehman Brothers Hldgs Inc.	-	"	-	US$ 1,077	N/A	US$ 1,077	
	Lincoln Natl Corp. In	-	"	-	US$ 500	N/A	US$ 500	
	Marshall + Ilsley Corp.	-	"	-	US$ 8,420	N/A	US$ 8,420	
	Mbna America Bank Na Y	-	"	-	US$ 6,403	N/A	US$ 6,403	
	Merita Bk Ltd. Ny Brh	-	"	-	US$ 501	N/A	US$ 501	
	Merrill Lynch + Co. Inc.	-	"	-	US$ 3,453	N/A	US$ 3,453	
	Merrill Lynch + Co. Inc.	-	"	-	US$ 1,985	N/A	US$ 1,985	
	Merrill Lynch + Co. Inc.	-	"	-	US$ 4,865	N/A	US$ 4,865	
	Metropolitan Life Global Mtn	-	"	-	US$ 3,369	N/A	US$ 3,369	
	Mgic Invt Corp.	-	"	-	US$ 1,204	N/A	US$ 1,204	
	Monumental Global Fdg Ii	-	"	-	US$ 1,468	N/A	US$ 1,468	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Monumental Global Fdg Ii 2002a	-	Available-for-sale financial assets	-	US$ 1,000	N/A	US$ 1,000	
	Monunmetal Global Fdg Ii	-	"	-	US$ 1,961	N/A	US$ 1,961	
	Mony Group Inc.	-	"	-	US$ 2,175	N/A	US$ 2,175	
	Morgan Stanley	-	"	-	US$ 1,926	N/A	US$ 1,926	
	Morgan Stanley	-	"	-	US$ 2,126	N/A	US$ 2,126	
	National City Corp.	-	"	-	US$ 3,410	N/A	US$ 3,410	
	National Westminster Bk Plc	-	"	-	US$ 1,323	N/A	US$ 1,323	
	Nationwide Bldg Soc	-	"	-	US$ 3,537	N/A	US$ 3,537	
	Nationwide Life Global Fdg I	-	"	-	US$ 3,501	N/A	US$ 3,501	
	Nationwide Life Global Mtn	-	"	-	US$ 1,485	N/A	US$ 1,485	
	Nucor Corp.	-	"	-	US$ 3,797	N/A	US$ 3,797	
	Oracle Corp. / Ozark Hldg Inc.	-	"	-	US$ 1,973	N/A	US$ 1,973	
	Pepsico Inc. Mtn Book Entry	-	"	-	US$ 3,619	N/A	US$ 3,619	
	Pnc Fdg Corp.	-	"	-	US$ 1,007	N/A	US$ 1,007	
	Popular North Amer Inc.	-	"	-	US$ 2,910	N/A	US$ 2,910	
	Praxair Inc.	-	"	-	US$ 3,138	N/A	US$ 3,138	
	Premark Intl Inc.	-	"	-	US$ 2,729	N/A	US$ 2,729	
	Pricoa Global Fdg I Mtn	-	"	-	US$ 3,401	N/A	US$ 3,401	
	Principal Finl Group Australia	-	"	-	US$ 1,013	N/A	US$ 1,013	
	Principal Life Global Fdg I Gl	-	"	-	US$ 1,165	N/A	US$ 1,165	
	Protective Life Secd Trs	-	"	-	US$ 2,913	N/A	US$ 2,913	
	Protective Life Secd Trs Mtn	-	"	-	US$ 3,390	N/A	US$ 3,390	
	Prudential Ins Co. Amer	-	"	-	US$ 2,629	N/A	US$ 2,629	
	Public Svc Elec Gas Co.	-	"	-	US$ 3,682	N/A	US$ 3,682	
	Regions Finl Corp. New	-	"	-	US$ 2,371	N/A	US$ 2,371	
	Safeco Corp.	-	"	-	US$ 715	N/A	US$ 715	
	Sbc Communications Inc.	-	"	-	US$ 1,041	N/A	US$ 1,041	
	Sbc Communications Inc.	-	"	-	US$ 697	N/A	US$ 697	
	Simon Ppty Group Lp	-	"	-	US$ 1,009	N/A	US$ 1,009	
	Slm Corp. Medium Term Nts	-	"	-	US$ 8,998	N/A	US$ 8,998	
	Sp Powerassests Ltd. Global	-	"	-	US$ 969	N/A	US$ 969	
	St Paul Cos Inc. Mtn Bk Ent	-	"	-	US$ 2,550	N/A	US$ 2,550	
	Suntrust Bk Atlanta Ga Medium	-	"	-	US$ 3,442	N/A	US$ 3,442	
	Tiaa Global Mkts Inc.	-	"	-	US$ 500	N/A	US$ 500	
	Unitedhealth Group Inc.	-	"	-	US$ 3,000	N/A	US$ 3,000	
	Us Bk Natl Assn Cincinnati Oh	-	"	-	US$ 2,915	N/A	US$ 2,915	
	Vodafone Airtouch Plc	-	"	-	US$ 4,449	N/A	US$ 4,449	
	Wachovia Corp. New	-	"	-	US$ 2,040	N/A	US$ 2,040	
	Washington Mut Bk Fa	-	"	-	US$ 3,997	N/A	US$ 3,997	
	Washington Mut Inc.	-	"	-	US$ 1,692	N/A	US$ 1,692	
	Washington Mut Inc.	-	"	-	US$ 1,000	N/A	US$ 1,000	
	Washington Post Co.	-	"	-	US$ 3,001	N/A	US$ 3,001	
	Wells Fargo + Co. New	-	"	-	US$ 2,943	N/A	US$ 2,943	
	Wells Fargo + Co. New Med Trm	-	"	-	US$ 4,311	N/A	US$ 4,311	
	Westfield Cap Corp. Ltd.	-	"	-	US$ 2,005	N/A	US$ 2,005	
	Wps Resources Corp.	-	"	-	US$ 1,047	N/A	US$ 1,047	
	Corporate issued asset - backed securities							
	American Home Mtg Invt Tr	-	Available-for-sale financial assets	-	US$ 116	N/A	US$ 116	
	Americredit Auto Rec Tr	-	"	-	US$ 1,004	N/A	US$ 1,004	
	Americredit Automobile Rec Tr	-	"	-	US$ 1,116	N/A	US$ 1,116	
	Americredit Automobile Rec Tr	-	"	-	US$ 2,598	N/A	US$ 2,598	
	Americredit Automobile Rec Tr	-	"	-	US$ 3,269	N/A	US$ 3,269	
	Americredit Automobile Receiva	-	"	-	US$ 4,609	N/A	US$ 4,609	
	Americredit Automobile Receivb	-	"	-	US$ 2,891	N/A	US$ 2,891	
	Atlantic City Elc Trns Fdgllc	-	"	-	US$ 420	N/A	US$ 420	
	Ba Cr Card Tr	-	"	-	US$ 4,300	N/A	US$ 4,300	
	Banc Amer Coml Mtg Inc.	-	"	-	US$ 2,869	N/A	US$ 2,869	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Banc Amer Fdg 2006 I Tr	-	Available-for-sale financial assets	-	US$ 4,332	N/A	US$ 4,332	
	Bank Of Amer Lease Equip Tr	-	〃	-	US$ 1,057	N/A	US$ 1,057	
	Bear Stearns Alt A Tr	-	〃	-	US$ 628	N/A	US$ 628	
	Bear Stearns Arm Tr	-	〃	-	US$ 3,480	N/A	US$ 3,480	
	Bear Stearns Arm Tr	-	〃	-	US$ 1,951	N/A	US$ 1,951	
	Bear Stearns Coml Mtg Secs Inc.	-	〃	-	US$ 6,358	N/A	US$ 6,358	
	Bear Stearns Coml Mtg Secs Inc.	-	〃	-	US$ 3,541	N/A	US$ 3,541	
	Capital Auto Receivables Asset	-	〃	-	US$ 3,243	N/A	US$ 3,243	
	Capital One Auto Fin Tr	-	〃	-	US$ 2,618	N/A	US$ 2,618	
	Capital One Auto Fin Tr	-	〃	-	US$ 2,986	N/A	US$ 2,986	
	Capital One Auto Fin Tr	-	〃	-	US$ 4,998	N/A	US$ 4,998	
	Capital One Multi Asset Execut	-	〃	-	US$ 3,941	N/A	US$ 3,941	
	Capital One Multi Asset Execut	-	〃	-	US$ 2,963	N/A	US$ 2,963	
	Capital One Prime Auto Rec	-	〃	-	US$ 3,981	N/A	US$ 3,981	
	Capitial One Prime Auto Receiv	-	〃	-	US$ 2,507	N/A	US$ 2,507	
	Caterpillar Finl Asset Tr	-	〃	-	US$ 1,525	N/A	US$ 1,525	
	Caterpillar Finl Asset Tr	-	〃	-	US$ 8,142	N/A	US$ 8,142	
	Cbass Tr	-	〃	-	US$ 4,262	N/A	US$ 4,262	
	Cendant Rent Car Fdg Aesop Llc	-	〃	-	US$ 9,297	N/A	US$ 9,297	
	Cit Equip Coll Tr	-	〃	-	US$ 1,899	N/A	US$ 1,899	
	Cit Equip Coll Tr	-	〃	-	US$ 3,985	N/A	US$ 3,985	
	Citibank Cr Card Issuance Tr	-	〃	-	US$ 9,864	N/A	US$ 9,864	
	Citibank Cr Card Issuance Tr	-	〃	-	US$ 2,688	N/A	US$ 2,688	
	CitiCorp. Mtg Secs	-	〃	-	US$ 582	N/A	US$ 582	
	Cnh Equip Tr	-	〃	-	US$ 1,984	N/A	US$ 1,984	
	Credit Suisse First Boston Mtg	-	〃	-	US$ 3,740	N/A	US$ 3,740	
	Credit Suisse First Boston Mtg	-	〃	-	US$ 3,576	N/A	US$ 3,576	
	Credit Suisse First Boston Mtg	-	〃	-	US$ 444	N/A	US$ 444	
	Cwabs	-	〃	-	US$ 4,261	N/A	US$ 4,261	
	Cwabs Inc.	-	〃	-	US$ 224	N/A	US$ 224	
	Cwmbs Inc.	-	〃	-	US$ 893	N/A	US$ 893	
	Daimlerchrysler Auto Tr	-	〃	-	US$ 4,315	N/A	US$ 4,315	
	Daimlerchrysler Auto Tr	-	〃	-	US$ 1,695	N/A	US$ 1,695	
	Deere John Owner Tr	-	〃	-	US$ 2,452	N/A	US$ 2,452	
	Drive Auto Receivables Tr	-	〃	-	US$ 3,191	N/A	US$ 3,191	
	Fifth Third Auto Tr	-	〃	-	US$ 12	N/A	US$ 12	
	First Franklin Mtg Ln Tr	-	〃	-	US$ 4,290	N/A	US$ 4,290	
	First Horizon Abs Tr	-	〃	-	US$ 528	N/A	US$ 528	
	First Union Lehman Bros Mtg Tr	-	〃	-	US$ 1,715	N/A	US$ 1,715	
	Ford Credit Auto Owner Trust	-	〃	-	US$ 4,324	N/A	US$ 4,324	
	Ge Cap Cr Card Master Nt Tr	-	〃	-	US$ 2,846	N/A	US$ 2,846	
	Granite Mtgs Plc	-	〃	-	US$ 564	N/A	US$ 564	
	Gs Mtg Secs Corp.	-	〃	-	US$ 4,145	N/A	US$ 4,145	
	Gsamp Tr	-	〃	-	US$ 4,251	N/A	US$ 4,251	
	Harley Davidson Motorcycle Tr	-	〃	-	US$ 150	N/A	US$ 150	
	Harley Davidson Motorcycle Tr	-	〃	-	US$ 5,825	N/A	US$ 5,825	
	Hertz Veh Fing Llc	-	〃	-	US$ 5,319	N/A	US$ 5,319	
	Holmes Fing No 8 Plc	-	〃	-	US$ 5,000	N/A	US$ 5,000	
	Home Equity Mtg Tr 2006 4	-	〃	-	US$ 4,222	N/A	US$ 4,222	
	Hsbc Automotive Tr	-	〃	-	US$ 2,980	N/A	US$ 2,980	
	Hyundai Auto Receivables Tr	-	〃	-	US$ 5,537	N/A	US$ 5,537	
	Hyundai Auto Receivables Tr	-	〃	-	US$ 3,212	N/A	US$ 3,212	
	Hyundai Auto Receivables Tr	-	〃	-	US$ 3,928	N/A	US$ 3,928	
	Impac Cmb Tr	-	〃	-	US$ 308	N/A	US$ 308	
	Impac Cmb Tr	-	〃	-	US$ 238	N/A	US$ 238	
	Lb Ubs Coml Mtg Tr	-	〃	-	US$ 3,493	N/A	US$ 3,493	
	Long Beach Mtg Ln Tr	-	〃	-	US$ 3,203	N/A	US$ 3,203	
	Mastr Asset Backed	-	〃	-	US$ 4,224	N/A	US$ 4,224	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Mbna Master Cr Card Tr Ii	-	Available-for-sale financial assets	-	US$ 7,605	N/A	US$ 7,605	
	Merrill Lynch Mtg Invs Inc.	-	"	-	US$ 5,887	N/A	US$ 5,887	
	Morgan Stanley Ixis Estate Tr	-	"	-	US$ 4,110	N/A	US$ 4,110	
	National City Auto Receivables	-	"	-	US$ 41	N/A	US$ 41	
	Navistar Finl 2003 A Owner Tr	-	"	-	US$ 2,956	N/A	US$ 2,956	
	Nissan Auto Receivables	-	"	-	US$ 72	N/A	US$ 72	
	Nissan Auto Receivables	-	"	-	US$ 3,928	N/A	US$ 3,928	
	Nomura Asset Accep Corp.	-	"	-	US$ 4,150	N/A	US$ 4,150	
	Onyx Accep Owner Tr	-	"	-	US$ 3,774	N/A	US$ 3,774	
	Pg+E Energy Recovery Fdg Llc	-	"	-	US$ 3,997	N/A	US$ 3,997	
	Providian Gateway Owner Tr	-	"	-	US$ 3,942	N/A	US$ 3,942	
	Reliant Energy Transition Bd	-	"	-	US$ 2,486	N/A	US$ 2,486	
	Residential Asset Mtg Prods	-	"	-	US$ 2,484	N/A	US$ 2,484	
	Residential Asset Sec Mtg Pass	-	"	-	US$ 1,865	N/A	US$ 1,865	
	Residential Asset Sec Mtg Pass	-	"	-	US$ 2,711	N/A	US$ 2,711	
	Residential Fdg Mtg Secs I Inc.	-	"	-	US$ 2,014	N/A	US$ 2,014	
	Residential Fdg Mtg Secs I Inc.	-	"	-	US$ 4,058	N/A	US$ 4,058	
	Sequoia Mtg Tr	-	"	-	US$ 548	N/A	US$ 548	
	Sequoia Mtg Tr	-	"	-	US$ 496	N/A	US$ 496	
	Sequoia Mtg Tr	-	"	-	US$ 737	N/A	US$ 737	
	Structured Adj Rate Mtg Ln Tr	-	"	-	US$ 1,389	N/A	US$ 1,389	
	Structured Adj Rate Mtg Ln Tr	-	"	-	US$ 472	N/A	US$ 472	
	Terwin Mtg Tr	-	"	-	US$ 4,065	N/A	US$ 4,065	
	Tw Hotel Fdg 2005 Llc	-	"	-	US$ 4,103	N/A	US$ 4,103	
	Txu Elec Delivery Transition	-	"	-	US$ 2,219	N/A	US$ 2,219	
	Usaa Auto Owner Tr	-	"	-	US$ 4,238	N/A	US$ 4,238	
	Wamu Mtg Pass Thru Ctfs	-	"	-	US$ 1,002	N/A	US$ 1,002	
	Wamu Tr	-	"	-	US$ 975	N/A	US$ 975	
	Washington Mut Mtg Pass	-	"	-	US$ 1,759	N/A	US$ 1,759	
	Washington Mut Mtg Secs Corp.	-	"	-	US$ 2,984	N/A	US$ 2,984	
	Wells Fargo Finl Auto Owner Tr	-	"	-	US$ 4,986	N/A	US$ 4,986	
	Wells Fargo Finl Auto Owner Tr	-	"	-	US$ 4,926	N/A	US$ 4,926	
	Wells Fargo Mtg Backed Secs	-	"	-	US$ 4,367	N/A	US$ 4,367	
	Wells Fargo Mtg Bkd Secs	-	"	-	US$ 2,856	N/A	US$ 2,856	
	Wells Fargo Mtg Bkd Secs	-	"	-	US$ 3,399	N/A	US$ 3,399	
	Wells Fargo Mtg Bkd Secs Tr	-	"	-	US$ 2,748	N/A	US$ 2,748	
	Wfs Finl	-	"	-	US$ 620	N/A	US$ 620	
	Wfs Finl 2004 4 Owner Tr	-	"	-	US$ 932	N/A	US$ 932	
	Wfs Finl 2005 2 Oner Tr	-	"	-	US$ 2,220	N/A	US$ 2,220	
	Whole Auto Ln Tr	-	"	-	US$ 1,219	N/A	US$ 1,219	
	Whole Auto Ln Tr	-	"	-	US$ 2,955	N/A	US$ 2,955	
	Agency bond							
	Federal Home Ln Bks	-	Available-for-sale financial assets	-	US$ 8,768	N/A	US$ 8,768	
	Federal Home Ln Bks	-	"	-	US$ 4,920	N/A	US$ 4,920	
	Federal Home Ln Bks	-	"	-	US$ 8,743	N/A	US$ 8,743	
	Federal Home Ln Bks	-	"	-	US$ 4,856	N/A	US$ 4,856	
	Federal Home Ln Bks	-	"	-	US$ 5,851	N/A	US$ 5,851	
	Federal Home Ln Bks	-	"	-	US$ 7,952	N/A	US$ 7,952	
	Federal Home Ln Bks	-	"	-	US$ 4,885	N/A	US$ 4,885	
	Federal Home Ln Bks	-	"	-	US$ 2,991	N/A	US$ 2,991	
	Federal Home Ln Bks	-	"	-	US$ 6,099	N/A	US$ 6,099	
	Federal Home Ln Bks	-	"	-	US$ 12,279	N/A	US$ 12,279	
	Federal Home Ln Bks	-	"	-	US$ 6,905	N/A	US$ 6,905	
	Federal Home Ln Bks	-	"	-	US$ 5,898	N/A	US$ 5,898	
	Federal Home Ln Bks	-	"	-	US$ 7,506	N/A	US$ 7,506	
	Federal Home Ln Bks	-	"	-	US$ 2,386	N/A	US$ 2,386	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 1,976	N/A	US$ 1,976	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Federal Home Ln Mtg Corp.	-	Available-for-sale financial assets	-	US$ 5,948	N/A	US$ 5,948	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 6,440	N/A	US$ 6,440	
	Federal Home Loan Banks	-	〃	-	US$ 8,049	N/A	US$ 8,049	
	Federal Natl Mtg Assn	-	〃	-	US$ 4,365	N/A	US$ 4,365	
	Federal Natl Mtg Assn	-	〃	-	US$ 5,915	N/A	US$ 5,915	
	Federal Natl Mtg Assn	-	〃	-	US$ 3,943	N/A	US$ 3,943	
	Federal Natl Mtg Assn	-	〃	-	US$ 7,868	N/A	US$ 7,868	
	Federal Natl Mtg Assn	-	〃	-	US$ 19,766	N/A	US$ 19,766	
	Federal Natl Mtg Assn	-	〃	-	US$ 14,973	N/A	US$ 14,973	
	Federal Natl Mtg Assn	-	〃	-	US$ 10,467	N/A	US$ 10,467	
	Federal Natl Mtg Assn	-	〃	-	US$ 6,511	N/A	US$ 6,511	
	Federal Natl Mtg Assn	-	〃	-	US$ 3,000	N/A	US$ 3,000	
	Federal Natl Mtg Assn Medium	-	〃	-	US$ 3,415	N/A	US$ 3,415	
	Federal Natl Mtg Assn Mtn	-	〃	-	US$ 2,914	N/A	US$ 2,914	
	Federal Natl Mtg Assn Mtn	-	〃	-	US$ 2,900	N/A	US$ 2,900	
	Federal Natl Mtg Assn Mtn	-	〃	-	US$ 5,318	N/A	US$ 5,318	
	Tennessee Valley Auth	-	〃	-	US$ 6,024	N/A	US$ 6,024	
	Fed Hm Ln Pc Pool 1H2520	-	〃	-	US$ 3,100	N/A	US$ 3,100	
	Fed Hm Ln Pc Pool 1H2524	-	〃	-	US$ 2,354	N/A	US$ 2,354	
	Fed Hm Ln Pc Pool 781959	-	〃	-	US$ 6,040	N/A	US$ 6,040	
	Fed Hm Ln Pc Pool 847628	-	〃	-	US$ 3,796	N/A	US$ 3,796	
	Fed Hm Ln Pc Pool B19205	-	〃	-	US$ 8,560	N/A	US$ 8,560	
	Fed Hm Ln Pc Pool E89857	-	〃	-	US$ 1,595	N/A	US$ 1,595	
	Fed Hm Ln Pc Pool G11295	-	〃	-	US$ 1,371	N/A	US$ 1,371	
	Fed Hm Ln Pc Pool M80855	-	〃	-	US$ 3,287	N/A	US$ 3,287	
	Federal Home Ln Mtg	-	〃	-	US$ 3,019	N/A	US$ 3,019	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 2,208	N/A	US$ 2,208	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 3,917	N/A	US$ 3,917	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 3,626	N/A	US$ 3,626	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 3,076	N/A	US$ 3,076	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 4,464	N/A	US$ 4,464	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 1,389	N/A	US$ 1,389	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 3,176	N/A	US$ 3,176	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 3,738	N/A	US$ 3,738	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 3,216	N/A	US$ 3,216	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 1,356	N/A	US$ 1,356	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 8,535	N/A	US$ 8,535	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 3,409	N/A	US$ 3,409	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 2,976	N/A	US$ 2,976	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 4,502	N/A	US$ 4,502	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 2,965	N/A	US$ 2,965	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 3,743	N/A	US$ 3,743	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 4,381	N/A	US$ 4,381	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 4,223	N/A	US$ 4,223	
	Federal Natl Mtg Assn	-	〃	-	US$ 2,807	N/A	US$ 2,807	
	Federal Natl Mtg Assn	-	〃	-	US$ 259	N/A	US$ 259	
	Federal Natl Mtg Assn	-	〃	-	US$ 3,158	N/A	US$ 3,158	
	Federal Natl Mtg Assn	-	〃	-	US$ 2,465	N/A	US$ 2,465	
	Federal Natl Mtg Assn	-	〃	-	US$ 4,290	N/A	US$ 4,290	
	Federal Natl Mtg Assn	-	〃	-	US$ 1,994	N/A	US$ 1,994	
	Federal Natl Mtg Assn	-	〃	-	US$ 4,339	N/A	US$ 4,339	
	Federal Natl Mtg Assn	-	〃	-	US$ 632	N/A	US$ 632	
	Federal Natl Mtg Assn Gtd	-	〃	-	US$ 2,215	N/A	US$ 2,215	
	Federal Natl Mtg Assn Gtd	-	〃	-	US$ 2,239	N/A	US$ 2,239	
	Fnma Pool 254507	-	〃	-	US$ 1,616	N/A	US$ 1,616	
	Fnma Pool 254834	-	〃	-	US$ 1,417	N/A	US$ 1,417	
	Fnma Pool 255883	-	〃	-	US$ 3,490	N/A	US$ 3,490	
	Fnma Pool 555549	-	〃	-	US$ 1,616	N/A	US$ 1,616	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Fnma Pool 632399	-	Available-for-sale financial assets	-	US$ 434	N/A	US$ 434	
	Fnma Pool 662401	-	"	-	US$ 659	N/A	US$ 659	
	Fnma Pool 667766	-	"	-	US$ 1,574	N/A	US$ 1,574	
	Fnma Pool 680932	-	"	-	US$ 1,307	N/A	US$ 1,307	
	Fnma Pool 681393	-	"	-	US$ 2,749	N/A	US$ 2,749	
	Fnma Pool 685116	-	"	-	US$ 629	N/A	US$ 629	
	Fnma Pool 687863	-	"	-	US$ 2,647	N/A	US$ 2,647	
	Fnma Pool 696485	-	"	-	US$ 3,194	N/A	US$ 3,194	
	Fnma Pool 703711	-	"	-	US$ 538	N/A	US$ 538	
	Fnma Pool 725095	-	"	-	US$ 1,204	N/A	US$ 1,204	
	Fnma Pool 730033	-	"	-	US$ 1,470	N/A	US$ 1,470	
	Fnma Pool 740934	-	"	-	US$ 1,415	N/A	US$ 1,415	
	Fnma Pool 790828	-	"	-	US$ 2,559	N/A	US$ 2,559	
	Fnma Pool 793025	-	"	-	US$ 2,466	N/A	US$ 2,466	
	Fnma Pool 793932	-	"	-	US$ 631	N/A	US$ 631	
	Fnma Pool 794040	-	"	-	US$ 825	N/A	US$ 825	
	Fnma Pool 795548	-	"	-	US$ 411	N/A	US$ 411	
	Fnma Pool 806642	-	"	-	US$ 1,235	N/A	US$ 1,235	
	Fnma Pool 813641	-	"	-	US$ 3,720	N/A	US$ 3,720	
	Fnma Pool 815626	-	"	-	US$ 2,945	N/A	US$ 2,945	
	Fnma Pool 816594	-	"	-	US$ 2,067	N/A	US$ 2,067	
	Fnma Pool 825395	-	"	-	US$ 2,818	N/A	US$ 2,818	
	Fnma Pool 825398	-	"	-	US$ 4,224	N/A	US$ 4,224	
	Fnma Pool 841069	-	"	-	US$ 2,882	N/A	US$ 2,882	
	Fnma Pool 879906	-	"	-	US$ 1,636	N/A	US$ 1,636	
	Gnma Ii Pool 081150	-	"	-	US$ 613	N/A	US$ 613	
	Gnma Ii Pool 081153	-	"	-	US$ 2,119	N/A	US$ 2,119	
	Money market funds							
	SSGA Cash Mgmt Global Offshore	-	Available-for-sale financial assets	-	US$ 20,488	N/A	US$ 20,488	

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
The Company	Government bond													
	Kreditanatalt Fur Wiederaufbau	Available-for-sale financial assets	-	-	-	US$ 6,881	-	US$ -	-	US$ 6,866	US$ 6,881	US$ (15)	-	US$ -
	United States Treas NTS	〃	-	-	-	US$ 46,173	-	US$ 268,521	-	US$ 310,469	US$ 311,106	US$ (638)	-	-
	2004 Government Bond Series B	〃	KGI Securities Co., Ltd. and several financial institutions	-	-	$ -	-	$ 1,005,115	-	$ -	$ -	$ -	-	$ 999,779
	2003 Government Bond Series B	〃	KGI Securities Co., Ltd. and several financial institutions	-	-	-	-	998,324	-	-	-	-	-	998,288
	2006 Government Bond Series D	Held-to-maturity financial assets	KGI Securities Co., Ltd. and several financial institutions	-	-	-	-	3,658,659	-	-	-	-	-	3,657,320
	2005 Government Bond Series A	〃	KGI Securities Co., Ltd. and several financial institutions	-	-	2,548,977	-	499,084	-	-	-	-	-	3,049,919
	2003 Government Bond Series B	〃	KGI Securities Co , Ltd. and several financial institutions	-	-	-	-	1,647,823	-	-	-	-	-	1,647,851
	2003 Asian Development Bank Govt. Bond Series	〃	JP Morgan Chase Bank	-	-	-	-	827,820	-	-	-	-	-	835,840
	2003 Government Bond Series F	〃	KGI Securities Co., Ltd. and several financial institutions	-	-	149,441	-	647,445	-	-	-	-	-	797,299
	2003 Government Bond Series H	〃	KGI Securities Co., Ltd. and several financial institutions	-	-	-	-	401,728	-	-	-	-	-	401,568
	European Investment Bank Bonds	〃	KGI Securities Co., Ltd. and several financial institutions	-	-	-	-	367,600	-	-	-	-	-	372,265
	2004 Kachsiung Municipal Series B	〃	KGI Securities Co., Ltd. and several financial institutions	-	-	-	-	249,998	-	-	-	-	-	249,998
	2003 European Bank for Recomspruction and Development Govt Bond Series A	〃	JP Morgan Chase Bank	-	-	-	-	87,461	-	-	-	-	-	88,198
	Open-end mutual funds													
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	-	3,764	610,864	18,455	3,000,000	-	-	-	-	22,219	3,655,939
	ABN AMRO Bond Fund	〃	ABN-AMRO Securities Investment Trust (Taiwan) Ltd.	-	134,906	2,004,862	40,250	600,000	-	-	-	-	175,156	2,639,459
	Fuh Hwa Bond	〃	Fuh Hwa Investment Trust Co.	-	-	-	125,122	1,655,781	-	-	-	-	125,122	1,667,908
	Mega Diamond Bond Fund	〃	Mega Investment Trust Corporation	-	-	-	139,333	1,600,000	-	-	-	-	139,333	1,602,947
	Prudential Financial Bond Fund	〃	Cathay Securities Investment Trust Co., Ltd.	-	-	-	103,751	1,500,000	-	-	-	-	103,751	1,516,294
	NITC Taiwan Bond	〃	Allianz Dresdner Securities Investment Consulting Co.,Ltd.	-	-	-	93,312	1,300,000	-	-	-	-	93,312	1,314,669
	JF Taiwan Bond Fund	〃	JF Asset Management (Taiwan) Ltd.	-	62,009	933,430	23,136	350,000	-	-	-	-	85,145	1,299,088
	Cathay Bond	〃	National Investment Trust Co., Ltd.	-	-	-	122,762	1,400,000	13,042	150,000	148,736	1,264	109,720	1,265,092
	JIH SUN Bond Fund	〃	JIH SUN Investment Trust (Taiwan) Ltd.	-	-	-	88,165	1,200,000	-	-	-	-	88,165	1,202,901
	Dresdner Bond DAM Fund	〃	JF Asset Management (Taiwan) Ltd.	-	69,303	792,068	34,914	400,000	8,664	100,000	99,103	897	95,553	1,107,206
	ABN AMRO Income	〃	Fuh Hwa Investment Trust Co.	-	-	-	63,947	1,000,000	-	-	-	-	63,947	1,012,377
	President James Bond	〃	HSBC Investment (Taiwan) Ltd.	-	-	-	72,002	1,100,000	6,506	100,000	99,401	599	65,496	1,010,426
	AGI Taiwan Bond Fund	〃	AGI Securities Investment Trust (Taiwan) Ltd.	-	-	-	78,629	1,000,000	-	-	-	-	78,629	1,002,595
	JF Taiwan First Bond Fund	〃	ABN-AMRO Securities Investment Trust (Taiwan) Ltd.	-	63,131	875,416	14,399	200,000	10,704	150,000	148,472	1,528	66,826	939,082

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	Shinkong Chi Shin Bond Fund	Available-for-sale financial assets	Fuh Hwa Investment Trust Co.	-	55,063	$ 778,482	17,617	$ 250,000	10,497	$ 150,000	$ 148,542	$ 1,458	62,183	$ 890,660
	ABN AMRO Select Bond Fund	〃	ABN-AMRO Securities Investment Trust (Taiwan) Ltd.	-	18,235	203,860	93,738	1,050,000	35,380	400,000	396,179	3,821	76,593	868,076
	Taishin Lucky Fund	〃	Uni-President Assets Management Corp.	-	-	-	78,624	800,000	-	-	-	-	78,624	806,386
	Polaris De-Bao Fund	〃	Polaris International Securities Investment Trust Co., Ltd.	-	-	-	63,273	700,000	-	-	-	-	63,273	701,069
	TIIM High Yield	〃	Shinkong Securities Investment Trust (Taiwan) Ltd.	-	-	-	56,812	700,000	12,127	150,000	149,276	724	44,685	554,863
	HSBC Taiwan Money Management	〃	Taiwan International Securities Corp.	-	-	-	47,667	700,000	13,574	200,007	199,327	680	34,093	506,250
	Invesco R.O.C. Bond Rund	〃	Taishin Securities Investment Trust (Taiwan) Ltd.	-	-	-	27,176	403,727	-	-	-	-	27,176	403,774
	Fuhwa Albatross Fund	〃	Invesco Asset management Taiwan	-	-	-	89,510	1,000,000	89,510	1,005,781	1,000,000	5,781	-	-
	Invesco Income Fund	〃	Taishin Securities Investment Trust (Taiwan) Ltd.	-	-	-	44,180	500,000	44,180	503,727	500,000	3,727	-	-
	Stock													
	SSMC	Investment accounted for using equity method	-	Equity method investee	382	4,215,200	81	2,432,705	-	-	-	-	463	7,960,869
	Capital													
	VTAF II	Investment accounted for using equity method	-	Subsidiary	-	642,479	-	130,956	-	-	-	-	-	733,130
	VTAF III	〃	-	〃	-	-	-	243,545	-	-	-	-	-	228,005
	Corporate bond													
	Taiwan Power Company	Held-to-maturity financial assets	KGI Securities Co., Ltd.	-	-	3,263,349	-	1,690,567	-	-	-	-	-	4,080,391
	Formosa Petrochemical Corporation	〃	KGI Securities Co., Ltd.	-	-	1,093,283	-	2,769,533	-	-	-	-	-	3,566,946
	Nan Ya Plastics Corporation	〃	KGI Securities Co., Ltd.	-	-	2,150,842	-	1,097,943	-	-	-	-	-	2,773,810
	Chinese Petroleum Corporation	〃	KGI Securities Co., Ltd. and several financial institutions	-	-	705,436	-	1,000,441	-	-	-	-	-	1,451,378
	China Steel Corporation	〃	KGI Securities Co., Ltd.	-	-	1,010,532	-	1,000,000	-	-	-	-	-	1,000,000
	Formosa Plastic Corporation	〃	KGI Securities Co., Ltd. and several financial institutions	-	-	268,855	-	379,809	-	-	-	-	-	516,663
	Shanghai commercial & Saving Bank	〃	KGI Securities Co., Ltd.	-	-	-	-	283,996	-	-	-	-	-	286,497
	Hua Nan Bank	Available-for-sale financial assets	HSBC	-	-	-	-	1,526,049	-	-	-	-	-	1,545,864
	Cathay Bank	〃	HSBC	-	-	-	-	1,144,877	-	-	-	-	-	1,159,576
	Taiwan Power Company	〃	KGI Securities Co., Ltd.	-	-	-	-	1,046,302	-	-	-	-	-	1,046,799
	Formosa Petrochemical Corporation	〃	KGI Securities Co., Ltd.	-	-	-	-	397,076	-	-	-	-	-	397,963
	American Express Co.	〃	-	-	-	US$ 3,550	-	-	-	US$ 3,432	US$ 3,550	US$ (118)	-	-
	American Gen Fin Corp. Mtn	〃	-	-	-	-	-	US$ 3,415	-	US$ 3,446	US$ 3,415	US$ 31	-	-
	American Honda Fin Corp. Mtn	〃	-	-	-	-	-	US$ 3,087	-	US$ 3,095	US$ 3,087	US$ 8	-	-
	American Honda Fin Corp. Mtn	〃	-	-	-	US$ 3,800	-	-	-	US$ 3,805	US$ 3,800	US$ 5	-	-
	Bank One Corp.	〃	-	-	-	-	-	US$ 3,326	-	US$ 3,325	US$ 3,326	US$ (1)	-	-
	Bear Stearns Cos Inc.	〃	-	-	-	US$ 3,329	-	-	-	US$ 3,340	US$ 3,329	US$ 11	-	-
	Bear Stearns Cos Inc.	〃	-	-	-	US$ 3,757	-	-	-	US$ 3,575	US$ 3,757	US$ (182)	-	-
	Cargill Inc.	〃	-	-	-	-	-	US$ 3,337	-	US$ 3,370	US$ 3,337	US$ 33	-	-
	Caterpillar Finl Svcs Mtn	〃	-	-	-	US$ 5,721	-	-	-	US$ 5,761	US$ 5,721	US$ 40	-	-
	Chase Manhattan Corp. New	〃	-	-	-	US$ 1,628	-	US$ 3,540	-	US$ 5,091	US$ 5,168	US$ (77)	-	-
	Cit Group Hldgs Inc.	〃	-	-	-	US$ 3,203	-	-	-	US$ 3,036	US$ 3,203	US$ (167)	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	Cogentrix Energy Inc.	Available-for-sale financial assets	-	-	-	US$ 2,885	-	US$ 1,132	-	US$ 3,777	US$ 4,017	US$ (239)	-	US$ -
	Countrywide Home Lns Inc.	"	-	-	-	US$ 5,210	-	-	-	US$ 5,001	US$ 5,210	US$ (209)	-	-
	Credit Suisse Fb Usa Inc.	"	-	-	-	US$ 4,141	-	-	-	US$ 4,003	US$ 4,141	US$ (138)	-	-
	Deere John Cap Corp.	"	-	-	-	-	-	US$ 4,911	-	US$ 4,899	US$ 4,911	US$ (12)	-	-
	Deere John Cap Corp.	"	-	-	-	US$ 5,079	-	-	-	US$ 5,013	US$ 5,079	US$ (66)	-	-
	Diageo Plc	"	-	-	-	US$ 3,459	-	-	-	US$ 3,436	US$ 3,459	US$ (23)	-	-
	European Invt Bk	"	-	-	-	US$ 8,315	-	-	-	US$ 8,002	US$ 8,315	US$ (313)	-	-
	European Invt Bk	"	-	-	-	US$ 3,918	-	-	-	US$ 3,930	US$ 3,918	US$ 12	-	-
	European Invt Bk	"	-	-	-	-	-	US$ 5,995	-	US$ 5,994	US$ 5,995	US$ (1)	-	-
	Federal Home Ln Bks	"	-	-	-	-	-	US$ 7,937	-	US$ 7,937	US$ 7,937	-	-	-
	General Elec Cap Corp. Mtn	"	-	-	-	-	-	US$ 3,351	-	US$ 3,399	US$ 3,351	US$ 48	-	-
	General Elec Cap Corp. Mtn	"	-	-	-	US$ 3,989	-	-	-	US$ 3,893	US$ 3,989	US$ (96)	-	-
	General Elec Cap Corp. Mtn	"	-	-	-	US$ 8,862	-	-	-	US$ 8,716	US$ 8,862	US$ (146)	-	-
	General Re Corp.	"	-	-	-	US$ 3,500	-	-	-	US$ 3,319	US$ 3,500	US$ (181)	-	-
	Genworth Finl Inc.	"	-	-	-	US$ 3,412	-	-	-	US$ 3,415	US$ 3,412	US$ 3	-	-
	Goldman Sachs Group Inc.	"	-	-	-	US$ 4,981	-	-	-	US$ 4,941	US$ 4,981	US$ (40)	-	-
	Goldman Sachs Group Inc.	"	-	-	-	US$ 3,477	-	-	-	US$ 3,453	US$ 3,477	US$ (24)	-	-
	Hancock John Global Fdg Ii Mtn	"	-	-	-	US$ 3,566	-	-	-	US$ 3,486	US$ 3,566	US$ (80)	-	-
	Hancock John Global Fdg Ii Mtn	"	-	-	-	-	-	US$ 3,808	-	US$ 3,808	US$ 3,808	-	-	-
	Hartford Finl Svcs Group Inc.	"	-	-	-	-	-	US$ 5,016	-	US$ 5,048	US$ 5,016	US$ 32	-	-
	Hbos Plc Medium Term Sr Nts	"	-	-	-	US$ 3,201	-	-	-	US$ 3,182	US$ 3,201	US$ (19)	-	-
	Hewlett Packard Co.	"	-	-	-	US$ 3,373	-	-	-	US$ 3,177	US$ 3,373	US$ (196)	-	-
	Honeywell Inc.	"	-	-	-	US$ 3,284	-	-	-	US$ 3,017	US$ 3,284	US$ (267)	-	-
	Hsbc Fin Corp. Mtn	"	-	-	-	US$ 5,097	-	-	-	US$ 5,066	US$ 5,097	US$ (31)	-	-
	Intl Lease Fin Corp. Mtn	"	-	-	-	US$ 2,471	-	US$ 4,100	-	US$ 6,578	US$ 6,571	US$ 7	-	-
	Jp Morgan Chase + Co.	"	-	-	-	US$ 3,406	-	-	-	US$ 3,310	US$ 3,406	US$ (96)	-	-
	Jp Morgan Chase + Co.	"	-	-	-	US$ 3,663	-	-	-	US$ 3,519	US$ 3,663	US$ (143)	-	-
	Key Bk Na Med Term Nts Bk Entr	"	-	-	-	US$ 4,450	-	-	-	US$ 4,393	US$ 4,450	US$ (57)	-	-
	Keycorp Mtn Book Entry	"	-	-	-	US$ 3,500	-	-	-	US$ 3,508	US$ 3,500	US$ 8	-	-
	Keycorp Mtn Book Entry	"	-	-	-	-	-	US$ 3,006	-	US$ 3,016	US$ 3,006	US$ 10	-	-
	Merrill Lynch + Co. Inc.	"	-	-	-	US$ 3,486	-	-	-	US$ 3,426	US$ 3,486	US$ (60)	-	-
	Merrill Lynch + Co. Inc.	"	-	-	-	US$ 4,900	-	-	-	US$ 4,842	US$ 4,900	US$ (58)	-	-
	Metropolitan Life Global Mtn	"	-	-	-	US$ 1,907	-	US$ 1,419	-	US$ 3,361	US$ 3,326	US$ 35	-	-
	Monumental Global Fdg Ii 2	"	-	-	-	-	-	US$ 3,348	-	US$ 3,382	US$ 3,348	US$ 34	-	-
	Morgan Stanley Group Inc.	"	-	-	-	US$ 4,507	-	-	-	US$ 4,386	US$ 4,507	US$ (121)	-	-
	National City Corp.	"	-	-	-	US$ 3,426	-	-	-	US$ 3,402	US$ 3,426	US$ (24)	-	-
	Nationwide Bldg Soc	"	-	-	-	US$ 3,457	-	-	-	US$ 3,495	US$ 3,457	US$ 38	-	-
	Nationwide Bldg Soc Mtn	"	-	-	-	US$ 3,000	-	-	-	US$ 3,004	US$ 3,000	US$ 4	-	-
	Nationwide Life Global Fdg I	"	-	-	-	-	-	US$ 3,491	-	US$ 3,520	US$ 3,491	US$ 29	-	-
	Nucor Corp.	"	-	-	-	-	-	US$ 3,828	-	US$ 3,811	US$ 3,828	US$ (17)	-	-
	Pepsico Inc. Mtn Book Entry	"	-	-	-	US$ 3,818	-	-	-	US$ 3,624	US$ 3,818	US$ (194)	-	-
	Praxair Inc.	"	-	-	-	-	-	US$ 3,180	-	US$ 3,147	US$ 3,180	US$ (33)	-	-
	Pricoa Global Fdg 1 Mtn	"	-	-	-	US$ 3,500	-	-	-	US$ 3,504	US$ 3,500	US$ 4	-	-
	Pricoa Global Fdg 1 Mtn	"	-	-	-	-	-	US$ 3,394	-	US$ 3,403	US$ 3,394	US$ 9	-	-
	Public Svc Elec Gas Co.	"	-	-	-	US$ 3,225	-	US$ 483	-	US$ 3,684	US$ 3,708	US$ (24)	-	-
	Santander Us Debt S A Uniperso	"	-	-	-	US$ 4,998	-	-	-	US$ 4,957	US$ 4,998	US$ (41)	-	-
	Slm Corp. Medium Term Nts	"	-	-	-	US$ 2,950	-	US$ 6,012	-	US$ 8,949	US$ 8,962	US$ (13)	-	-
	Suntrust Bk Atlanta Ga Medium	"	-	-	-	-	-	US$ 3,409	-	US$ 3,448	US$ 3,409	US$ 39	-	-
	Washington Mut Inc.	"	-	-	-	US$ 4,735	-	-	-	US$ 4,505	US$ 4,735	US$ (230)	-	-
	Washington Post Co.	"	-	-	-	US$ 3,182	-	-	-	US$ 3,007	US$ 3,182	US$ (175)	-	-
	Wells Fargo + Co. New	"	-	-	-	US$ 3,697	-	-	-	US$ 3,512	US$ 3,697	US$ (185)	-	-
	Wells Fargo + Co. New	"	-	-	-	-	-	US$ 6,076	-	US$ 6,073	US$ 6,076	US$ (3)	-	-
	Corporate issued asset-backed securities													
	Americredit Automobile Rec Tr	Available-for-sale financial assets	-	-	-	-	-	US$ 3,249	-	US$ 3,261	US$ 3,249	US$ 12	-	-
	Americredit Automobile Receiva	"	-	-	-	US$ 5,000	-	-	-	US$ 4,959	US$ 5,000	US$ (41)	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	Americredit Automobile Receivb	Available-for-sale financial assets	-	-	-	US$ 4,949	-	US$ -	-	US$ 3,826	US$ 3,856	US$ (30)	-	US$ -
	Banc Amer Coml Mtg Inc.	"	-	-	-	US$ 4,462	-	-	-	US$ 3,254	US$ 3,325	US$ (71)	-	-
	Bear Stearns Arm Tr	"	-	-	-	-	-	US$ 3,826	-	US$ 3,597	US$ 3,609	US$ (12)	-	-
	Bear Stearns Coml Mtg Secs Inc.	"	-	-	-	US$ 6,350	-	-	-	US$ 6,362	US$ 6,350	US$ 12	-	-
	Capital Auto Receivables Asset	"	-	-	-	-	-	US$ 3,250	-	US$ 3,232	US$ 3,250	US$ (18)	-	-
	Capital One Auto Fin Tr	"	-	-	-	-	-	US$ 5,000	-	US$ 5,008	US$ 5,000	US$ 8	-	-
	Capital One Multi Asset Execut	"	-	-	-	US$ 4,957	-	-	-	US$ 4,879	US$ 4,957	US$ (78)	-	-
	Capital One Multi Asset Execut	"	-	-	-	US$ 3,974	-	-	-	US$ 3,932	US$ 3,974	US$ (42)	-	-
	Caterpillar Finl Asset Tr	"	-	-	-	US$ 8,219	-	-	-	US$ 8,121	US$ 8,219	US$ (98)	-	-
	Cendant Rent Car Fdg Aesop Llc	"	-	-	-	US$ 11,626	-	-	-	US$ 11,412	US$ 11,626	US$ (214)	-	-
	Cit Equip Coll Tr	"	-	-	-	-	-	US$ 3,975	-	US$ 3,996	US$ 3,975	US$ 21	-	-
	Citibank Cr Card Issuance Tr	"	-	-	-	US$ 9,782	-	-	-	US$ 9,797	US$ 9,782	US$ 15	-	-
	Cnh Equip Tr	"	-	-	-	US$ 5,000	-	-	-	US$ 3,457	US$ 3,500	US$ (43)	-	-
	Credit Suisse First Boston Mtg	"	-	-	-	-	-	US$ 4,773	-	US$ 4,834	US$ 4,773	US$ 61	-	-
	Credit Suisse First Boston Mtg	"	-	-	-	-	-	US$ 3,750	-	US$ 3,728	US$ 3,750	US$ (22)	-	-
	Credit Suisse First Boston Mtg	"	-	-	-	-	-	US$ 3,572	-	US$ 3,566	US$ 3,572	US$ (6)	-	-
	Drive Auto Receivables Tr	"	-	-	-	US$ 3,200	-	-	-	US$ 3,183	US$ 3,200	US$ (17)	-	-
	Federal Natl Mtg Assn	"	-	-	-	-	-	US$ 4,828	-	US$ 4,577	US$ 4,561	US$ 16	-	-
	Ford Cr Auto Owner Tr	"	-	-	-	US$ 10,908	-	-	-	US$ 5,782	US$ 5,836	US$ (54)	-	-
	Gs Mtg Secs Corp.	"	-	-	-	-	-	US$ 4,150	-	US$ 4,134	US$ 4,150	US$ (16)	-	-
	Gsamp Tr	"	-	-	-	-	-	US$ 4,250	-	US$ 4,241	US$ 4,250	US$ (9)	-	-
	Harley Davidson Motorcycle Tr	"	-	-	-	US$ 5,999	-	-	-	US$ 5,793	US$ 5,999	US$ (206)	-	-
	Hertz Veh Fing Llc	"	-	-	-	US$ 5,350	-	-	-	US$ 5,284	US$ 5,350	US$ (66)	-	-
	Holmes Fing No 8 Plc	"	-	-	-	US$ 5,001	-	-	-	US$ 5,000	US$ 5,001	-	-	-
	Home Equity Mtg Tr 2006 4	"	-	-	-	-	-	US$ 4,200	-	US$ 4,200	US$ 4,200	-	-	-
	Hyundai Auto Receivables Tr	"	-	-	-	US$ 6,442	-	-	-	US$ 6,202	US$ 6,279	US$ (77)	-	-
	Hyundai Auto Receivables Tr	"	-	-	-	US$ 3,250	-	-	-	US$ 3,208	US$ 3,250	US$ (42)	-	-
	Hyundai Auto Receivables Tr	"	-	-	-	US$ 3,999	-	-	-	US$ 3,904	US$ 3,999	US$ (95)	-	-
	Lb Ubs Coml Mtg Tr	"	-	-	-	US$ 4,001	-	-	-	US$ 3,733	US$ 3,779	US$ (46)	-	-
	Long Beach Mtg Ln Tr	"	-	-	-	-	-	US$ 3,200	-	US$ 3,195	US$ 3,200	US$ (5)	-	-
	Massachusetts Rrb Spl Purp Tr	"	-	-	-	US$ 3,900	-	-	-	US$ 3,830	US$ 3,900	US$ (70)	-	-
	Mastr Asset Backed Secs Tr	"	-	-	-	US$ 3,499	-	-	-	US$ 3,083	US$ 3,079	US$ 4	-	-
	Mbna Master Cr Card Tr Ii	"	-	-	-	US$ 8,108	-	-	-	US$ 7,653	US$ 8,108	US$ (455)	-	-
	Merrill Lynch Mtg Invs Inc.	"	-	-	-	-	-	US$ 6,665	-	US$ 6,561	US$ 6,558	US$ 3	-	-
	Navistar Finl 2003 A Owner Tr	"	-	-	-	US$ 4,928	-	-	-	US$ 3,994	US$ 4,035	US$ (41)	-	-
	Nissan Auto Receivables	"	-	-	-	US$ 7,000	-	-	-	US$ 6,132	US$ 6,194	US$ (62)	-	-
	Nomura Asset Accep Corp.	"	-	-	-	-	-	US$ 4,150	-	US$ 4,144	US$ 4,150	US$ (6)	-	-
	Onyx Accep Owner Tr	"	-	-	-	US$ 4,913	-	-	-	US$ 4,885	US$ 4,913	US$ (28)	-	-
	Pg+E Energy Recovery Fdg Llc	"	-	-	-	US$ 4,749	-	-	-	US$ 4,646	US$ 4,749	US$ (103)	-	-
	Providian Gateway Owner Tr	"	-	-	-	US$ 3,992	-	-	-	US$ 3,911	US$ 3,992	US$ (81)	-	-
	Reliant Energy Transition Bd	"	-	-	-	US$ 4,973	-	-	-	US$ 3,994	US$ 4,162	US$ (168)	-	-
	Residential Asset Sec Mtg Pass	"	-	-	-	US$ 3,780	-	-	-	US$ 3,052	US$ 3,100	US$ (48)	-	-
	Residential Fdg Mtg Secs I Inc.	"	-	-	-	US$ 4,817	-	-	-	US$ 4,224	US$ 4,309	US$ (85)	-	-
	Terwin Mtg Tr	"	-	-	-	-	-	US$ 4,050	-	US$ 4,033	US$ 4,050	US$ (17)	-	-
	Toyota Auto Receivables 2003 B	"	-	-	-	US$ 4,970	-	-	-	US$ 4,963	US$ 4,970	US$ (7)	-	-
	Tw Hotel Fdg 2005 Llc	"	-	-	-	US$ 8,197	-	US$ (4,100)	-	US$ 4,116	US$ 4,097	US$ 19	-	-
	Usaa Auto Owner Tr	"	-	-	-	US$ 3,718	-	-	-	US$ 3,696	US$ 3,718	US$ (22)	-	-
	Washington Mut Mtg Secs Corp.	"	-	-	-	US$ 4,067	-	-	-	US$ 3,261	US$ 3,302	US$ (41)	-	-
	Wells Fargo Finl Auto Owner Tr	"	-	-	-	US$ 5,299	-	-	-	US$ 5,235	US$ 5,299	US$ (64)	-	-
	Wells Fargo Finl Auto Owner Tr	"	-	-	-	-	-	US$ 4,893	-	US$ 4,932	US$ 4,893	US$ 39	-	-
	Wells Fargo Mtg Bkd Secs	"	-	-	-	US$ 3,661	-	-	-	US$ 3,020	US$ 3,054	US$ (34)	-	-
	Wells Fargo Mtg Bkd Secs	"	-	-	-	-	-	US$ 3,772	-	US$ 3,488	US$ 3,500	US$ (12)	-	-
	Wfs Finl 2004 2 Owner Tr	"	-	-	-	US$ 4,994	-	-	-	US$ 4,913	US$ 4,994	US$ (81)	-	-
	Wfs Finl 2004 4 Owner Tr	"	-	-	-	US$ 5,399	-	-	-	US$ 4,883	US$ 4,955	US$ (72)	-	-
	World Omni Auto Receivables Tr	"	-	-	-	US$ 5,963	-	-	-	US$ 5,869	US$ 5,963	US$ (94)	-	-
	Agency bond													
	Fed Hm Ln Pc Pool 1h2520	Available-for-sale financial assets	-	-	-	US$ 3,753	-	-	-	US$ 3,329	US$ 3,345	US$ (16)	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	Fed Hm Ln Pc Pool 781959	Available-for-sale financial assets	-	-	-	US$ 7,112	-	US$ -	-	US$ 6,577	US$ 6,553	US$ 24	-	US$ -
	Fed Hm Ln Pc Pool M80855	″	-	-	-	-	-	US$ 3,882	-	US$ 3,381	US$ 3,462	US$ (81)	-	-
	Federal Home Ln Mtg	″	-	-	-	US$ 3,848	-	-	-	US$ 3,308	US$ 3,336	US$ (28)	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	-	-	US$ 3,898	-	US$ 3,919	US$ 3,898	US$ 21	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	US$ 3,954	-	-	-	US$ 3,909	US$ 3,920	US$ (11)	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	US$ 6,096	-	-	-	US$ 4,316	US$ 4,424	US$ (108)	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	-	-	US$ 4,962	-	US$ 4,665	US$ 4,683	US$ (18)	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	-	-	US$ 3,351	-	US$ 3,299	US$ 3,294	US$ 5	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	-	-	US$ 4,317	-	US$ 3,893	US$ 3,883	US$ 10	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	US$ 4,098	-	-	-	US$ 3,388	US$ 3,402	US$ (14)	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	US$ 9,905	-	-	-	US$ 8,812	US$ 8,851	US$ (39)	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	US$ 4,902	-	-	-	US$ 4,069	US$ 4,159	US$ (90)	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	US$ 3,755	-	-	-	US$ 3,308	US$ 3,362	US$ (54)	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	-	-	US$ 4,481	-	US$ 4,476	US$ 4,481	US$ (5)	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	-	-	US$ 3,349	-	US$ 3,114	US$ 3,089	US$ 25	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	-	-	US$ 3,857	-	US$ 3,789	US$ 3,776	US$ 13	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	-	-	US$ 5,380	-	US$ 4,574	US$ 4,565	US$ 9	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	-	-	US$ 4,631	-	US$ 4,450	US$ 4,435	US$ 15	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	-	-	US$ 4,488	-	US$ 4,444	US$ 4,406	US$ 38	-	-
	Federal Home Loan Mtg	″	-	-	-	-	-	US$ 5,009	-	US$ 4,937	US$ 4,889	US$ 48	-	-
	Federal Natl Mtg Assn	″	-	-	-	US$ 4,030	-	-	-	US$ 3,515	US$ 3,568	US$ (53)	-	-
	Federal Natl Mtg Assn	″	-	-	-	US$ 4,051	-	-	-	US$ 3,131	US$ 3,196	US$ (65)	-	-
	Fnma Pool 255883	″	-	-	-	US$ 3,771	-	-	-	US$ 3,559	US$ 3,581	US$ (22)	-	-
	Fnma Pool 696485	″	-	-	-	US$ 4,175	-	-	-	US$ 3,393	US$ 3,403	US$ (10)	-	-
	Fnma Pool 813641	″	-	-	-	-	-	US$ 3,906	-	US$ 3,916	US$ 3,906	US$ 10	-	-
	Fnma Pool 815626	″	-	-	-	US$ 3,622	-	-	-	US$ 3,189	US$ 3,203	US$ (14)	-	-
	Fnma Pool 825398	″	-	-	-	US$ 4,949	-	-	-	US$ 4,562	US$ 4,672	US$ (110)	-	-
	Fnma Pool 841069	″	-	-	-	US$ 3,673	-	-	-	US$ 3,134	US$ 3,156	US$ (22)	-	-
	Federal Farm Cr Bks	″	-	-	-	US$ 3,985	-	-	-	US$ 3,940	US$ 3,985	US$ (45)	-	-
	Federal Home Ln Bank	″	-	-	-	US$ 3,962	-	-	-	US$ 3,955	US$ 3,962	US$ (7)	-	-
	Federal Home Ln Bks	″	-	-	-	US$ 3,976	-	-	-	US$ 3,964	US$ 3,976	US$ (12)	-	-
	Federal Home Ln Bks	″	-	-	-	US$ 8,594	-	-	-	US$ 8,519	US$ 8,594	US$ (75)	-	-
	Federal Home Ln Bks	″	-	-	-	US$ 3,932	-	-	-	US$ 3,980	US$ 3,932	US$ 47	-	-
	Federal Home Ln Bks	″	-	-	-	US$ 4,927	-	-	-	US$ 4,930	US$ 4,927	US$ 3	-	-
	Federal Home Ln Bks	″	-	-	-	-	-	US$ 8,628	-	US$ 8,716	US$ 8,628	US$ 88	-	-
	Federal Home Ln Bks	″	-	-	-	US$ 4,136	-	-	-	US$ 4,140	US$ 4,136	US$ 4	-	-
	Federal Home Ln Bks	″	-	-	-	US$ 4,939	-	-	-	US$ 4,872	US$ 4,939	US$ (67)	-	-
	Federal Home Ln Bks	″	-	-	-	US$ 8,672	-	-	-	US$ 8,735	US$ 8,672	US$ 63	-	-
	Federal Home Ln Bks	″	-	-	-	US$ 4,965	-	-	-	US$ 4,944	US$ 4,965	US$ (21)	-	-
	Federal Home Ln Bks	″	-	-	-	US$ 4,808	-	-	-	US$ 4,850	US$ 4,808	US$ 42	-	-
	Federal Home Ln Bks	″	-	-	-	-	-	US$ 5,740	-	US$ 5,825	US$ 5,740	US$ 85	-	-
	Federal Home Ln Bks	″	-	-	-	US$ 7,558	-	-	-	US$ 7,515	US$ 7,558	US$ (43)	-	-
	Federal Home Ln Bks	″	-	-	-	-	-	US$ 4,823	-	US$ 4,882	US$ 4,823	US$ 59	-	-
	Federal Home Ln Bks	″	-	-	-	US$ 7,886	-	-	-	US$ 7,960	US$ 7,886	US$ 74	-	-
	Federal Home Ln Bks	″	-	-	-	US$ 6,110	-	-	-	US$ 6,061	US$ 6,110	US$ (49)	-	-
	Federal Home Ln Bks	″	-	-	-	-	-	US$ 12,227	-	US$ 12,233	US$ 12,227	US$ 6	-	-
	Federal Home Ln Bks	″	-	-	-	US$ 3,972	-	-	-	US$ 3,951	US$ 3,972	US$ (21)	-	-
	Federal Home Ln Bks	″	-	-	-	US$ 7,887	-	-	-	US$ 7,758	US$ 7,887	US$ (129)	-	-
	Federal Home Ln Bks	″	-	-	-	US$ 19,846	-	-	-	US$ 19,800	US$ 19,846	US$ (46)	-	-
	Federal Home Ln Bks	″	-	-	-	US$ 6,908	-	-	-	US$ 6,881	US$ 6,908	US$ (27)	-	-
	Federal Home Ln Bks	″	-	-	-	US$ 6,098	-	-	-	US$ 5,907	US$ 6,098	US$ (191)	-	-
	Federal Home Ln Bks	″	-	-	-	US$ 9,134	-	-	-	US$ 8,968	US$ 9,134	US$ (166)	-	-
	Federal Home Ln Bks	″	-	-	-	US$ 3,379	-	-	-	US$ 3,296	US$ 3,379	US$ (83)	-	-
	Federal Home Ln Bks	″	-	-	-	-	-	US$ 7,490	-	US$ 7,490	US$ 7,490	-	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	US$ 3,388	-	-	-	US$ 3,481	US$ 3,388	US$ 93	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	US$ 9,997	-	-	-	US$ 9,788	US$ 9,997	US$ (209)	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	US$ 6,980	-	-	-	US$ 6,941	US$ 6,980	US$ (39)	-	-
	Federal Home Ln Mtg Corp.	″	-	-	-	US$ 5,929	-	-	-	US$ 5,930	US$ 5,929	US$ 1	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	Federal Home Ln Mtg Corp.	Available-for-sale financial assets	-	-	-	US$ -	-	US$ 6,415	-	US$ 6,410	US$ 6,415	US$ (5)	-	US$ -
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 14,175	-	US$ 14,269	US$ 14,175	US$ 94	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 9,974	-	US$ 9,929	US$ 9,974	US$ (45)	-	-
	Federal Home Ln Mtg Corp. Mtn	〃	-	-	-	US$ 4,930	-	-	-	US$ 4,912	US$ 4,930	US$ (18)	-	-
	Federal Home Loan Bank	〃	-	-	-	US$ 3,475	-	-	-	US$ 3,459	US$ 3,475	US$ (16)	-	-
	Federal Home Loan Mtg Assn	〃	-	-	-	US$ 4,847	-	-	-	US$ 4,901	US$ 4,847	US$ 54	-	-
	Federal Home Loan Mtg Corp.	〃	-	-	-	US$ 4,903	-	-	-	US$ 4,927	US$ 4,903	US$ 24	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 4,943	-	-	-	US$ 4,944	US$ 4,943	US$ 1	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 8,971	-	-	-	US$ 8,940	US$ 8,971	US$ (31)	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 4,921	-	-	-	US$ 4,916	US$ 4,921	US$ (5)	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 7,892	-	-	-	US$ 7,908	US$ 7,892	US$ 16	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 4,430	-	-	-	US$ 4,364	US$ 4,430	US$ (66)	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 17,888	-	-	-	US$ 17,782	US$ 17,888	US$ (106)	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 5,928	-	-	-	US$ 5,885	US$ 5,928	US$ (43)	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 7,800	-	US$ 7,832	US$ 7,800	US$ 32	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 7,926	-	-	-	US$ 7,834	US$ 7,926	US$ (92)	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 19,539	-	US$ 19,702	US$ 19,539	US$ 163	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 14,901	-	US$ 14,931	US$ 14,901	US$ 30	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 10,430	-	US$ 10,459	US$ 10,430	US$ 29	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 7,966	-	US$ 7,979	US$ 7,966	US$ 13	-	-
	Federal Natl Mtg Assn Medium	〃	-	-	-	-	-	US$ 3,353	-	US$ 3,417	US$ 3,353	US$ 64	-	-
	Federal Natl Mtg Assn Mtn	〃	-	-	-	US$ 15,787	-	-	-	US$ 15,851	US$ 15,787	US$ 64	-	-
	Federal Natl Mtg Assn Mtn	〃	-	-	-	US$ 9,758	-	-	-	US$ 9,781	US$ 9,758	US$ 23	-	-
	Federal Natl Mtg Assn Mtn	〃	-	-	-	US$ 7,000	-	-	-	US$ 6,925	US$ 7,000	US$ (75)	-	-
	Federal Natl Mtg Assn Mtn	〃	-	-	-	-	-	US$ 5,255	-	US$ 5,292	US$ 5,255	US$ 37	-	-
	Federal Natl Mtg Assn Mtn	〃	-	-	-	US$ 5,740	-	-	-	US$ 5,562	US$ 5,740	US$ (178)	-	-
	Freddie Mac	〃	-	-	-	-	-	US$ 9,391	-	US$ 9,314	US$ 9,391	US$ (77)	-	-
	Tennessee Valley Auth	〃	-	-	-	-	-	US$ 6,039	-	US$ 6,038	US$ 6,039	US$ (1)	-	-
Chi Cheng	Stock													
	VIS	Investment accounted for using equity method	-	Equity method investee	-	-	5,032	$ 100,116	-	-	-	-	5,032	$ 107,224
TSMC Global	Government bond													
	United States Treas Nts	Available-for-sale financial assets	-	-	-	-	-	US$ 501,897	-	US$ 351,917	US$ 351,594	US$ 323	-	US$ 151,045
	Corporate bond													
	American Express Co.	Available-for-sale financial assets	-	-	-	-	-	US$ 3,432	-	-	-	-	-	US$ 3,452
	American Gen Fin Corp. Mtn	〃	-	-	-	-	-	US$ 3,446	-	-	-	-	-	US$ 3,448
	American Honda Fin Corp. Mtn	〃	-	-	-	-	-	US$ 3,095	-	-	-	-	-	US$ 3,092
	Bank One Corp.	〃	-	-	-	-	-	US$ 3,325	-	-	-	-	-	US$ 3,365
	Bear Stearns Cos Inc.	〃	-	-	-	-	-	US$ 3,340	-	-	-	-	-	US$ 3,379
	Cit Group Hldgs Inc.	〃	-	-	-	-	-	US$ 3,036	-	-	-	-	-	US$ 3,027
	Chase Manhattan Corp. New	〃	-	-	-	-	-	US$ 5,091	-	-	-	-	-	US$ 5,077
	Cogentrix Energy Inc.	〃	-	-	-	-	-	US$ 3,777	-	-	-	-	-	US$ 3,751
	Countrywide Finl Corp.	〃	-	-	-	-	-	US$ 5,005	-	US$ 5,005	US$ 5,005	-	-	-
	Deere John Cap Corp.	〃	-	-	-	-	-	US$ 4,899	-	-	-	-	-	US$ 4,928
	Diageo Plc	〃	-	-	-	-	-	US$ 3,436	-	-	-	-	-	US$ 3,444
	Emerson Elec Co.	〃	-	-	-	-	-	US$ 3,222	-	-	-	-	-	US$ 3,215
	European Invt Bk	〃	-	-	-	-	-	US$ 3,930	-	-	-	-	-	US$ 3,970
	European Invt Bk	〃	-	-	-	-	-	US$ 5,994	-	-	-	-	-	US$ 6,057
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 7,937	-	-	-	-	-	US$ 7,937
	General Elec Cap Corp. Mtn	〃	-	-	-	-	-	US$ 8,716	-	-	-	-	-	US$ 8,759
	General Elec Cap Corp. Mtn	〃	-	-	-	-	-	US$ 3,893	-	-	-	-	-	US$ 3,888

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	General Elec Cap Corp. Mtn	Available-for-sale financial assets	-	-	-	US$ -	-	US$ 8,268	-	US$ -	US$ -	US$ -	-	US$ 8,282
	General Re Corp.	"	-	-	-	-	-	US$ 3,319	-	-	-	-	-	US$ 3,292
	Goldman Sachs Group Inc.	"	-	-	-	-	-	US$ 3,453	-	-	-	-	-	US$ 3,456
	Goldman Sachs Group Inc.	"	-	-	-	-	-	US$ 4,941	-	-	-	-	-	US$ 4,989
	Hbos Plc Medium Term Sr Nts	"	-	-	-	-	-	US$ 3,182	-	-	-	-	-	US$ 3,205
	Hsbc Fin Corp. Mtn	"	-	-	-	-	-	US$ 5,066	-	-	-	-	-	US$ 5,096
	Hsbc Fin Corp.	"	-	-	-	-	-	US$ 3,028	-	-	-	-	-	US$ 3,028
	Hancock John Global Fdg Ii Mtn	"	-	-	-	-	-	US$ 5,170	-	-	-	-	-	US$ 5,132
	Hartford Finl Svcs Group Inc.	"	-	-	-	-	-	US$ 5,048	-	-	-	-	-	US$ 5,037
	Intl Lease Fin Corp. Mtn	"	-	-	-	-	-	US$ 4,118	-	-	-	-	-	US$ 4,138
	JP Morgan Chase + Co.	"	-	-	-	-	-	US$ 3,310	-	-	-	-	-	US$ 3,298
	Key Bk Na Med Term Nts Bk Entr	"	-	-	-	-	-	US$ 4,393	-	-	-	-	-	US$ 4,401
	Keycorp Mtn Book Entry	"	-	-	-	-	-	US$ 3,016	-	-	-	-	-	US$ 3,010
	Lehman Brothers Hldgs Inc.	"	-	-	-	-	-	US$ 3,150	-	-	-	-	-	US$ 3,150
	Mbna America Bank Na Y	"	-	-	-	-	-	US$ 6,437	-	-	-	-	-	US$ 6,403
	Marshall + Ilsley Corp.	"	-	-	-	-	-	US$ 8,453	-	-	-	-	-	US$ 8,420
	Merrill Lynch + Co. Inc.	"	-	-	-	-	-	US$ 3,426	-	-	-	-	-	US$ 3,453
	Merrill Lynch + Co. Inc.	"	-	-	-	-	-	US$ 4,842	-	-	-	-	-	US$ 4,865
	Metropolitan Life Global Mtn	"	-	-	-	-	-	US$ 3,361	-	-	-	-	-	US$ 3,369
	Morgan Stanley Group Inc.	"	-	-	-	-	-	US$ 4,386	-	US$ 4,384	US$ 4,386	US$ (2)	-	-
	National City Corp.	"	-	-	-	-	-	US$ 3,402	-	-	-	-	-	US$ 3,410
	Nationwide Bldg Soc	"	-	-	-	-	-	US$ 3,495	-	-	-	-	-	US$ 3,537
	Nationwide Life Global Fdg I	"	-	-	-	-	-	US$ 3,520	-	-	-	-	-	US$ 3,501
	Nucor Corp.	"	-	-	-	-	-	US$ 3,811	-	-	-	-	-	US$ 3,797
	Pepsico Inc. Mtn Book Entry	"	-	-	-	-	-	US$ 3,624	-	-	-	-	-	US$ 3,619
	Praxair Inc.	"	-	-	-	-	-	US$ 3,147	-	-	-	-	-	US$ 3,138
	Pricoa Global Fdg I Mtn	"	-	-	-	-	-	US$ 3,403	-	-	-	-	-	US$ 3,401
	Protective Life Secd Trs Mtn	"	-	-	-	-	-	US$ 3,396	-	-	-	-	-	US$ 3,390
	Public Svc Elec Gas Co.	"	-	-	-	-	-	US$ 3,684	-	-	-	-	-	US$ 3,682
	Slm Corp. Medium Term Nts	"	-	-	-	-	-	US$ 8,949	-	-	-	-	-	US$ 8,998
	Suntrust Bk Atlanta Ga Medium	"	-	-	-	-	-	US$ 3,448	-	-	-	-	-	US$ 3,442
	Vodafone Airtouch Plc	"	-	-	-	-	-	US$ 4,477	-	-	-	-	-	US$ 4,449
	Washington Mut Inc.	"	-	-	-	-	-	US$ 4,505	-	US$ 3,500	US$ 3,504	US$ (4)	-	US$ 1,000
	Washington Mut Bk Fa	"	-	-	-	-	-	US$ 5,000	-	US$ 1,000	US$ 1,000	-	-	US$ 3,997
	Washington Post Co.	"	-	-	-	-	-	US$ 3,007	-	-	-	-	-	US$ 3,001
	Wells Fargo + Co. New	"	-	-	-	-	-	US$ 6,073	-	US$ 3,167	US$ 3,148	US$ 19	-	US$ 2,943
	Wells Fargo + Co. New Med Trm	"	-	-	-	-	-	US$ 4,282	-	-	-	-	-	US$ 4,311
	Corporate issued asset-backed securities													
	Americredit Automobile Rec Tr	Available-for-sale financial assets	-	-	-	-	-	US$ 3,261	-	-	-	-	-	US$ 3,269
	Americredit Automobile Receivb	"	-	-	-	-	-	US$ 3,826	-	-	-	-	-	US$ 2,891
	Americredit Automobile Receiva	"	-	-	-	-	-	US$ 4,959	-	-	-	-	-	US$ 4,609
	Ba Cr Card Tr	"	-	-	-	-	-	US$ 4,350	-	-	-	-	-	US$ 4,300
	Banc Amer Coml Mtg Inc.	"	-	-	-	-	-	US$ 3,254	-	-	-	-	-	US$ 2,869
	Banc Amer Fdg 2006 I Tr	"	-	-	-	-	-	US$ 4,336	-	-	-	-	-	US$ 4,332
	Bear Stearns Coml Mtg Secs Inc.	"	-	-	-	-	-	US$ 3,551	-	-	-	-	-	US$ 3,541
	Bear Stearns Arm Tr	"	-	-	-	-	-	US$ 3,597	-	-	-	-	-	US$ 3,480
	Bear Stearns Coml Mtg Secs Inc.	"	-	-	-	-	-	US$ 6,362	-	-	-	-	-	US$ 6,358
	Cit Equip Coll Tr	"	-	-	-	-	-	US$ 3,996	-	-	-	-	-	US$ 3,985
	Cnh Equip Tr	"	-	-	-	-	-	US$ 3,457	-	-	-	-	-	US$ 1,984
	Cwabs	"	-	-	-	-	-	US$ 4,300	-	-	-	-	-	US$ 4,261
	Capital Auto Receivables Asset	"	-	-	-	-	-	US$ 3,232	-	-	-	-	-	US$ 3,243
	Capital One Auto Fin Tr	"	-	-	-	-	-	US$ 5,008	-	-	-	-	-	US$ 4,998
	Capital One Multi Asset Execut	"	-	-	-	-	-	US$ 4,879	-	US$ 4,883	US$ 4,879	US$ 4	-	-
	Capital One Multi Asset Execut	"	-	-	-	-	-	US$ 3,932	-	-	-	-	-	US$ 3,941
	Capital One Prime Auto Rec	"	-	-	-	-	-	US$ 3,999	-	-	-	-	-	US$ 3,981

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	Caterpillar Finl Asset Tr	Available-for-sale financial assets	-	-	-	US$ -	-	US$ 8,121	-	US$ -	US$ -	US$ -	-	US$ 8,142
	Cbass Tr	"	-	-	-	-	-	US$ 4,260	-	-	-	-	-	US$ 4,262
	Cendant Rent Car Fdg Aesop Llc	"	-	-	-	-	-	US$ 9,249	-	-	-	-	-	US$ 9,297
	Citibank Cr Card Issuance Tr	"	-	-	-	-	-	US$ 9,797	-	-	-	-	-	US$ 9,864
	Credit Suisse First Boston Mtg	"	-	-	-	-	-	US$ 3,566	-	-	-	-	-	US$ 3,576
	Credit Suisse First Boston Mtg	"	-	-	-	-	-	US$ 3,728	-	-	-	-	-	US$ 3,740
	Daimlerchrysler Auto Tr	"	-	-	-	-	-	US$ 4,334	-	-	-	-	-	US$ 4,315
	Drive Auto Receivables Tr	"	-	-	-	-	-	US$ 3,183	-	-	-	-	-	US$ 3,191
	First Franklin Mtg Ln Tr	"	-	-	-	-	-	US$ 4,301	-	-	-	-	-	US$ 4,290
	Ford Credit Auto Owner Trust	"	-	-	-	-	-	US$ 4,310	-	-	-	-	-	US$ 4,324
	Gs Mtg Secs Corp.	"	-	-	-	-	-	US$ 4,134	-	-	-	-	-	US$ 4,145
	Gsamp Tr	"	-	-	-	-	-	US$ 4,241	-	-	-	-	-	US$ 4,251
	Harley Davidson Motorcycle Tr	"	-	-	-	-	-	US$ 5,793	-	-	-	-	-	US$ 5,825
	Hertz Veh Fing Llc	"	-	-	-	-	-	US$ 5,284	-	-	-	-	-	US$ 5,319
	Holmes Fing No 8 Plc	"	-	-	-	-	-	US$ 5,000	-	-	-	-	-	US$ 5,000
	Home Equity Mtg Tr 2006 4	"	-	-	-	-	-	US$ 4,200	-	-	-	-	-	US$ 4,222
	Hyundai Auto Receivables Tr	"	-	-	-	-	-	US$ 6,202	-	-	-	-	-	US$ 5,537
	Hyundai Auto Receivables Tr	"	-	-	-	-	-	US$ 3,208	-	-	-	-	-	US$ 3,212
	Hyundai Auto Receivables Tr	"	-	-	-	-	-	US$ 3,904	-	-	-	-	-	US$ 3,928
	Lb Ubs Coml Mtg Tr	"	-	-	-	-	-	US$ 3,733	-	-	-	-	-	US$ 3,493
	Long Beach Mtg Ln Tr	"	-	-	-	-	-	US$ 3,195	-	-	-	-	-	US$ 3,203
	Mbna Master Cr Card Tr Ii	"	-	-	-	-	-	US$ 7,653	-	-	-	-	-	US$ 7,605
	Massachusetts Rrb Spl Purp Tr	"	-	-	-	-	-	US$ 3,830	-	US$ 3,416	US$ 3,396	US$ 20	-	-
	Mastr Asset Backed Secs Tr	"	-	-	-	-	-	US$ 3,083	-	US$ 3,082	US$ 3,083	US$ (1)	-	-
	Mastr Asset Backed	"	-	-	-	-	-	US$ 4,300	-	-	-	-	-	US$ 4,224
	Merrill Lynch Mtg Invs Inc.	"	-	-	-	-	-	US$ 6,561	-	-	-	-	-	US$ 5,887
	Morgan Stanley Ixis Estate Tr	"	-	-	-	-	-	US$ 4,300	-	-	-	-	-	US$ 4,110
	Navistar Finl 2003 A Owner Tr	"	-	-	-	-	-	US$ 3,994	-	-	-	-	-	US$ 2,956
	Nissan Auto Receivables	"	-	-	-	-	-	US$ 3,943	-	-	-	-	-	US$ 3,928
	Nomura Asset Accep Corp.	"	-	-	-	-	-	US$ 4,144	-	-	-	-	-	US$ 4,150
	Onyx Accep Owner Tr	"	-	-	-	-	-	US$ 4,885	-	-	-	-	-	US$ 3,774
	Pg+E Energy Recovery Fdg Llc	"	-	-	-	-	-	US$ 4,646	-	-	-	-	-	US$ 3,997
	Providian Gateway Owner Tr	"	-	-	-	-	-	US$ 3,911	-	-	-	-	-	US$ 3,942
	Reliant Energy Transition Bd	"	-	-	-	-	-	US$ 3,994	-	-	-	-	-	US$ 2,486
	Residential Asset Sec Mtg Pass	"	-	-	-	-	-	US$ 3,052	-	-	-	-	-	US$ 2,711
	Residential Fdg Mtg Secs I Inc.	"	-	-	-	-	-	US$ 4,224	-	-	-	-	-	US$ 4,058
	Tw Hotel Fdg 2005 Llc	"	-	-	-	-	-	US$ 4,116	-	-	-	-	-	US$ 4,103
	Terwin Mtg Tr	"	-	-	-	-	-	US$ 4,033	-	-	-	-	-	US$ 4,065
	Usaa Auto Owner Tr	"	-	-	-	-	-	US$ 4,246	-	-	-	-	-	US$ 4,238
	Washington Mut Mtg Secs Corp.	"	-	-	-	-	-	US$ 3,261	-	-	-	-	-	US$ 2,984
	Wells Fargo Mtg Backed Secs	"	-	-	-	-	-	US$ 4,426	-	-	-	-	-	US$ 4,367
	Wells Fargo Finl Auto Owner Tr	"	-	-	-	-	-	US$ 5,235	-	-	-	-	-	US$ 4,986
	Wells Fargo Finl Auto Owner Tr	"	-	-	-	-	-	US$ 4,932	-	-	-	-	-	US$ 4,926
	Wells Fargo Mtg Bkd Secs	"	-	-	-	-	-	US$ 3,020	-	-	-	-	-	US$ 2,856
	Wells Fargo Mtg Bkd Secs	"	-	-	-	-	-	US$ 3,488	-	-	-	-	-	US$ 3,399
	Agency Bonds													
	Fed Hm Ln Pc Pool M80855	Available-for-sale financial assets	-	-	-	-	-	US$ 3,381	-	-	-	-	-	US$ 3,287
	Fed Hm Ln Pc Pool 847628	"	-	-	-	-	-	US$ 3,884	-	-	-	-	-	US$ 3,796
	Fed Hm Ln Pc Pool 1h2520	"	-	-	-	-	-	US$ 3,286	-	-	-	-	-	US$ 3,100
	Fed Hm Ln Pc Pool B19205	"	-	-	-	-	-	US$ 8,626	-	-	-	-	-	US$ 8,560
	Federal Home Ln Mtg Corp.	"	-	-	-	-	-	US$ 4,574	-	-	-	-	-	US$ 4,381
	Fed Hm Ln Pc Pool 781959	"	-	-	-	-	-	US$ 6,472	-	-	-	-	-	US$ 6,040
	Fnma Pool 255883	"	-	-	-	-	-	US$ 3,559	-	-	-	-	-	US$ 3,490
	Federal Natl Mtg Assn	"	-	-	-	-	-	US$ 4,375	-	-	-	-	-	US$ 4,338
	Federal Natl Mtg Assn	"	-	-	-	-	-	US$ 4,577	-	-	-	-	-	US$ 4,290
	Federal Home Ln Mtg Corp.	"	-	-	-	-	-	US$ 3,919	-	-	-	-	-	US$ 3,917

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	Federal Home Ln Mtg Corp.	Available-for-sale financial assets	-	-	-	US$ -	-	US$ 4,316	-	US$ -	US$ -	US$ -	-	US$ 3,076
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 3,515	-	-	-	-	-	US$ 3,158
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 3,131	-	-	-	-	-	US$ 2,465
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,909	-	-	-	-	-	US$ 3,626
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,789	-	-	-	-	-	US$ 3,743
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,388	-	-	-	-	-	US$ 3,216
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 4,450	-	-	-	-	-	US$ 4,223
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 4,069	-	-	-	-	-	US$ 3,409
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,893	-	-	-	-	-	US$ 3,738
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,114	-	-	-	-	-	US$ 2,965
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,299	-	-	-	-	-	US$ 3,176
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 4,665	-	-	-	-	-	US$ 4,464
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,308	-	-	-	-	-	US$ 2,976
	Federal Home Ln Mtg	〃	-	-	-	-	-	US$ 3,308	-	-	-	-	-	US$ 3,019
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 8,812	-	-	-	-	-	US$ 8,535
	Federal Home Loan Mtg	〃	-	-	-	-	-	US$ 4,937	-	US$ 4,868	US$ 4,858	US$ 10	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 4,476	-	-	-	-	-	US$ 4,502
	Fnma Pool 696485	〃	-	-	-	-	-	US$ 3,393	-	-	-	-	-	US$ 3,194
	Fnma Pool 813641	〃	-	-	-	-	-	US$ 3,916	-	-	-	-	-	US$ 3,720
	Fnma Pool 815626	〃	-	-	-	-	-	US$ 3,189	-	-	-	-	-	US$ 2,945
	Fnma Pool 825398	〃	-	-	-	-	-	US$ 4,562	-	-	-	-	-	US$ 4,224
	Fnma Pool 841069	〃	-	-	-	-	-	US$ 3,134	-	-	-	-	-	US$ 2,882
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,481	-	-	-	-	-	-
	Federal Home Ln Mtg Corp. Mtn	〃	-	-	-	-	-	US$ 4,912	-	US$ 4,953	US$ 4,912	US$ 41	-	-
	Federal Home Loan Mtg Assn	〃	-	-	-	-	-	US$ 4,901	-	US$ 4,951	US$ 4,901	US$ 50	-	-
	Federal Home Loan Mtg Corp.	〃	-	-	-	-	-	US$ 4,927	-	US$ 4,968	US$ 4,927	US$ 41	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 9,789	-	US$ 7,906	US$ 7,831	US$ 75	-	US$ 1,976
	Freddie Mac	〃	-	-	-	-	-	US$ 9,314	-	US$ 9,378	US$ 9,314	US$ 64	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 6,410	-	-	-	-	-	US$ 6,440
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 5,930	-	-	-	-	-	US$ 5,948
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 9,929	-	US$ 10,000	US$ 9,929	US$ 71	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 14,269	-	US$ 14,304	US$ 14,269	US$ 35	-	-
	Federal Farm Cr Bks	〃	-	-	-	-	-	US$ 3,940	-	US$ 3,946	US$ 3,940	US$ 6	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 4,851	-	-	-	-	-	US$ 4,856
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 3,296	-	US$ 3,297	US$ 3,296	US$ 1	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 4,930	-	US$ 4,971	US$ 4,930	US$ 41	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 4,882	-	-	-	-	-	US$ 4,885
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 8,735	-	-	-	-	-	US$ 8,743
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 8,716	-	-	-	-	-	US$ 8,768
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 5,825	-	-	-	-	-	US$ 5,851
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 5,907	-	-	-	-	-	US$ 5,898
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 7,960	-	-	-	-	-	US$ 7,952
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 4,872	-	-	-	-	-	US$ 4,920
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 6,061	-	-	-	-	-	US$ 6,099
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 4,140	-	US$ 4,141	US$ 4,140	US$ 1	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 12,233	-	-	-	-	-	US$ 12,279
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 7,515	-	US$ 7,520	US$ 7,515	US$ 5	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 6,881	-	-	-	-	-	US$ 6,905
	Federal Home Loan Bank	〃	-	-	-	-	-	US$ 3,459	-	US$ 3,463	US$ 3,459	US$ 4	-	-
	Federal Home Ln Bank	〃	-	-	-	-	-	US$ 3,955	-	US$ 3,967	US$ 3,955	US$ 12	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 7,490	-	-	-	-	-	US$ 7,506
	Federal Home Loan Banks	〃	-	-	-	-	-	US$ 8,081	-	-	-	-	-	US$ 8,049
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 14,931	-	-	-	-	-	US$ 14,973
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 7,979	-	US$ 5,001	US$ 4,987	US$ 14	-	US$ 3,000
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,364	-	-	-	-	-	US$ 4,365
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 6,516	-	-	-	-	-	US$ 6,511
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 5,885	-	-	-	-	-	US$ 5,915
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 7,834	-	-	-	-	-	US$ 7,868

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	Federal Natl Mtg Assn	Available-for-sale financial assets	-	-	-	US$ -	-	US$ 3,950	-	US$ -	US$ -	US$ -	-	US$ 3,943
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 19,702	-	-	-	-	-	US$ 19,766
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 10,459	-	-	-	-	-	US$ 10,467
	Federal Natl Mtg Assn Mtn	〃	-	-	-	-	-	US$ 5,562	-	US$ 5,560	US$ 5,562	US$ (2)	-	-
	Federal Natl Mtg Assn Mtn	〃	-	-	-	-	-	US$ 5,292	-	-	-	-	-	US$ 5,318
	Federal Natl Mtg Assn Medium	〃	-	-	-	-	-	US$ 3,417	-	-	-	-	-	US$ 3,415
	Tennessee Valley Auth	〃	-	-	-	-	-	US$ 6,038	-	-	-	-	-	US$ 6,024

(Concluded)

Note 1: The proceeds of bond investments matured are excluded.

Note 2: The ending balance included the amortization of premium or discount on bonds investments and unrealized valuation gains or losses on financial assets.

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited

ACQUISITION OF INDIVIDUAL REAL ESTATES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date		Transaction Amount	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
								Owner	Relationships	Transfer Date	Amount			
The Company	Fab. 14	January 6, 2006	$	854,000	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	March 30, 2006	US$	3,340	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 1, 2006	$	487,000	By the construction progress	United Integrated Services Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 1, 2006	US$	3,770	By the construction progress	Celerity, Inc.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 2, 2006	$	197,500	By the construction progress	China Steel Structure Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 6, 2006		192,000	By the construction progress	Marketech International Corp.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 9, 2006		142,000	By the construction progress	Uangyih-tech Industrial Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 26, 2006	EUR	2,733	By the construction progress	Siemens Limited	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 30, 2006	$	517,500	By the construction progress	United Steel Engineering & Construction Corp.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	August 7, 2006		453,000	By the construction progress	China Steel Structure Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	August 25, 2006		1,365,000	By the construction progress	Fu Tsu Construction Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	September 28, 2006	JPY	1,080,000	By the construction progress	Organo Corporation	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	September 28, 2006	$	407,000	By the construction progress	Organo Technology Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	September 29, 2006	US$	4,250	By the construction progress	York Internation Corp.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	October 12, 2006	$	278,950	By the construction progress	Shihlin Electric & Engineering Corp.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 20, 2006	US$	9,150	By the construction progress	Mega Union Technology Inc.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 23, 2006	$	179,573	By the construction progress	United Integrated Services Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 24, 2006	US$	9,890	By the construction progress	Marketech International Corp.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 28, 2006	US$	29,750	By the construction progress	United Integrated Services Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 29, 2006	US$	15,000	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 29, 2006	$	847,365	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 29, 2006		123,000	By the construction progress	Desiccant Technology Corp.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	December 7, 2006		177,200	By the construction progress	Uangyih-tech Industrial Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	December 8, 2006	US$	12,900	By the construction progress	Marketech International Corp.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	December 28, 2006	US$	9,100	By the construction progress	Celerity, Inc.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Investees

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchase/ Sale	Amount	% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance	% to Total	
The Company	TSMC-North America	Subsidiary	Sales	$ 190,459,073	60	Net 30 days after invoice date	-	-	$ 16,461,956	50	
	Philips	Major shareholder	Sales	4,024,990	1	Net 30 days/Net 45 days (since 12/27/2006) after monthly closing	-	-	250,919	1	
	GUC	Investee over which the Company had a controlling interest	Sales	755,710	-	Net 30 days after monthly closing	-	-	155,216	-	
	WaferTech	Indirect subsidiary	Purchases	12,530,552	27	Net 30 days after monthly closing	-	-	(864,733)	9	
	SSMC	Investee accounted for using equity method	Purchases	6,820,632	15	Net 30 days after monthly closing	-	-	(459,305)	5	
	TSMC-Shanghai	Subsidiary	Purchases	4,405,843	10	Net 30 days after monthly closing	-	-	(478,714)	5	
	VIS	Investee accounted for using equity method	Purchases	3,911,838	8	Net 30 days after monthly closing	-	-	(717,562)	8	
GUC	TSMC-North America	The same parent	Purchases	920,045	60	Net 30 days after invoice date	-	-	(301,507)	40	

Note: The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken		
The Company	TSMC-North America	Subsidiary	$ 16,521,503	36 days	$ 4,721,288	-	$ 5,883,939	$ -
	Philips	Major shareholder	257,313	38 days	11,304	-	18,648	-
	GUC	Investee over which the Company had a controlling interest	155,216	49 days	117	-	38,062	-
	TSMC-Shanghai	Subsidiary	123,853	Note	21,089	Accelerate demand on account receivables	-	-
	VIS	Investee accounted for using equity method	121,911	Note	3,064	-	3,064	-

Note: The ending balance primarily consisted of other receivables, it is not applicable for the calculation of the turnover rate.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2006			Net Income (Losses) of the Investee	Equity in the Earnings (Losses)	Note
				December 31, 2006	December 31, 2005	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Note)			
The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities	$ 42,327,245	$ -	1	100	$ 42,496,592	$ 616,171	$ 616,171	Subsidiary
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	26,593,749	2,802,637	2,802,637	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	-	100	9,027,984	(637,220)	(637,220)	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	8,840,895	6,408,190	463	39	7,960,869	4,437,059	1,394,921	Investee accounted for using equity method
	VIS	Hsinchu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	442,262	27	5,741,870	3,018,694	748,006	Investee accounted for using equity method
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,433,819	308,009	308,009	Subsidiary
	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	2,014,990	238,111	238,111	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,418,717	1,526,074	-	99	793,585	(2,644)	(2,631)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	785,465	654,509	-	98	733,130	(37,339)	(36,592)	Subsidiary
	GUC	Hsinchu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	409,920	41,263	38	629,755	237,295	100,396	Investee over which the Company has a controlling interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies	243,545	-	-	98	228,005	(20,794)	(20,378)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	-	36	115,507	99,647	(5,533)	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	-	36	114,297	98,605	(5,982)	Subsidiary
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	95,757	2,963	2,963	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	-	100	49,741	23,164	23,164	Subsidiary
	TSMC-Korea	Seoul, Korea	Marketing activities	13,656	-	80	100	14,706	685	685	Subsidiary

Note: The treasury stock is deducted from the carrying value.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION OF INVESTMENT IN MAINLAND CHINA FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousand)	Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2006 (US$ in Thousand)	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31,2006 (US$ in Thousand)	Percentage of Ownership	Equity in the Earnings (Losses) (Note 2)	Carrying Value as of December 31, 2006	Accumulated Inward Remittance of Earnings as of December 31, 2006
					Outflow (US$ in Thousand)	Inflow					
TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ 12,180,367 (RMB 3,070,623)	(Note 1)	$ 12,180,367 (US$ 371,000)	$ -	$ -	$ 12,180,367 (US$ 371,000)	100%	$ (637,220)	$ 9,027,984	$ -

Accumulated Investment in Mainland China as of December 31, 2006 (US$ in Thousand)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousand)	Upper Limit on Investment (US$ in Thousand)
$ 12,180,367 (US$ 371,000)	$ 12,180,367 (US$ 371,000)	$ 12,180,367 (US$ 371,000)

Note 1: Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2: Amount was recognized based on the audited financial statements.

8. Consolidated Financial Statements for the Years Ended December 31, 2006 and 2005 and Independent Auditors' Report

REPRESENTATION LETTER

The entities included in the combined financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2006, which are required under the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises, are the same as those included in the consolidated financial statements prepared in conformity with the revised Statement of Financial Accounting Standards No. 7, "Consolidated Financial Statements". In addition, the information required to be disclosed in the combined financial statements is included in the consolidated financial statements. Consequently, Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries do not prepare a separate set of combined financial statements.

Very truly yours,

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By



MORRIS CHANG
Chairman

January 11, 2007

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2006 and 2005, and the results of their consolidated operations and their consolidated cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.

Deloitte & Touche

January 11, 2007

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors' report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors' report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

(In Thousands of New Taiwan Dollars, Except Par Value)

ASSETS	2006 Amount	2006 %	2005 Amount	2005 %
CURRENT ASSETS				
Cash and cash equivalents (Notes 2 and 4)	$ 117,837,192	20	$ 96,483,707	19
Financial assets at fair value through profit or loss (Notes 2, 3 and 5)	1,206,854	-	1,770,445	-
Available-for-sale financial assets (Notes 2, 3 and 6)	67,523,858	12	46,452,838	9
Held-to-maturity financial assets (Notes 2, 3 and 7)	8,510,823	2	602,509	-
Notes and accounts receivable	34,957,650	6	43,082,275	8
Receivables from related parties (Note 25)	252,339	-	693,266	-
Allowance for doubtful receivables (Note 2)	(749,888)	-	(980,594)	-
Allowance for sales returns and others (Note 2)	(2,870,802)	(1)	(4,317,413)	(1)
Other receivables from related parties (Note 25)	256,863	-	597,910	-
Other financial assets (Note 3)	2,356,542	1	1,617,797	1
Inventories, net (Notes 2 and 8)	21,430,728	4	17,728,303	3
Deferred income tax assets, net (Notes 2 and 18)	8,013,992	1	7,149,306	2
Prepaid expenses and other current assets (Note 3)	1,591,017	-	1,420,441	-
Total current assets	260,317,168	45	212,300,790	41
LONG-TERM INVESTMENTS (Notes 2, 3, 6, 7, 9 and 10)				
Investments accounted for using equity method	15,000,891	2	10,287,424	2
Available-for-sale financial assets	6,648,485	1	117,247	-
Held-to-maturity financial assets	28,973,495	5	28,775,308	5
Financial assets carried at cost	3,272,280	1	3,202,515	1
Total long-term investments	53,895,151	9	42,382,494	8
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 11 and 25)				
Cost				
Land and land improvements	844,644	-	851,225	-
Buildings	112,595,124	19	105,832,028	21
Machinery and equipment	579,825,289	99	510,922,064	98
Office equipment	10,646,725	2	9,670,611	2
Leased assets	612,941	-	597,669	-
	704,524,723	120	627,873,597	121
Accumulated depreciation	(463,038,084)	(79)	(398,124,607)	(77)
Advance payments and construction in progress	12,607,551	2	15,074,302	3
Net property, plant and equipment	254,094,190	43	244,823,292	47
GOODWILL (Note 2)	5,984,993	1	6,010,601	1
OTHER ASSETS				
Deferred charges, net (Notes 2, and 12)	5,936,915	1	7,006,250	2
Deferred income tax assets, net (Notes 2 and 18)	5,802,142	1	6,788,418	1
Refundable deposits	1,331,245	-	106,802	-
Others	123,355	-	90,942	-
Total other assets	13,193,657	2	13,992,412	3
TOTAL	$ 587,485,159	100	$ 519,509,589	100

LIABILITIES AND SHAREHOLDERS' EQUITY	2006 Amount	2006 %	2005 Amount	2005 %
CURRENT LIABILITIES				
Short-term bank loans (Note 13)	$ -	-	$ 328,500	-
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 5)	10,864	-	234,279	-
Accounts payable	7,934,388	1	9,421,452	2
Payables to related parties (Note 25)	1,867,728	-	1,743,069	-
Income tax payable (Notes 2 and 18)	7,946,473	2	4,015,451	1
Accrued expenses and other current liabilities (Notes 2, 3 and 16)	11,328,350	2	10,307,951	2
Payables to contractors and equipment suppliers	10,768,591	2	9,066,036	2
Current portion of bonds payable and long-term liabilities (Notes 14 and 15)	7,004,137	1	5,489	-
Total current liabilities	46,860,531	8	35,122,227	7
LONG-TERM LIABILITIES				
Bonds payable (Note 14)	12,500,000	2	19,500,000	4
Long-term bank loans (Note 15)	653,959	-	663,140	-
Other long-term payables (Notes 16 and 27)	8,703,267	2	8,548,887	2
Other payables to related parties (Notes 25 and 27)	403,375	-	1,100,475	-
Obligations under capital leases (Note 2)	612,941	-	597,669	-
Total long-term liabilities	22,873,542	4	30,410,171	6
OTHER LIABILITIES				
Accrued pension cost (Notes 2 and 17)	3,540,060	1	3,474,384	1
Guarantee deposits (Note 27)	3,817,132	1	2,896,430	-
Deferred credits (Notes 2 and 25)	1,177,138	-	1,343,959	-
Others	78,640	-	23,710	-
Total other liabilities	8,612,970	2	7,738,483	1
Total liabilities	78,347,043	14	73,270,881	14
EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT				
Capital stock - $10 par value				
Authorized: 27,050,000 thousand shares				
Issued: 25,829,688 thousand shares in 2006 and 24,730,025 thousand shares in 2005	258,296,879	44	247,300,246	48
Capital surplus (Notes 2 and 20)	54,107,498	9	57,117,886	11
Retained earnings (Note 20)				
Appropriated as legal capital reserve	43,705,711	7	34,348,208	7
Appropriated as special capital reserve	640,742	-	2,226,427	-
Unappropriated earnings	152,778,079	26	106,196,399	20
	197,124,532	33	142,771,034	27
Others (Notes 2 and 3)				
Cumulative translation adjustments	(1,191,165)	-	(640,742)	-
Unrealized gain on financial instruments	561,615	-	-	-
	(629,550)	-	(640,742)	-
Treasury stock (at cost) -33,926 thousand shares in 2006 and 32,938 thousand shares in 2005 (Notes 2 and 22)	(918,075)	-	(918,075)	-
Equity attributable to shareholders of the parent	507,981,284	86	445,630,349	86
MINORITY INTERESTS (Note 2)	1,156,832	-	608,359	-
Total shareholders' equity	509,138,116	86	446,238,708	86
TOTAL	$ 587,485,159	100	$ 519,509,589	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In Thousands of New Taiwan Dollars, Except Consolidated Earnings Per Share)

	2006		2005	
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 25)	$ 322,883,499		$ 271,801,696	
SALES RETURNS AND ALLOWANCES (Note 2)	5,476,328		5,236,626	
NET SALES	317,407,171	100	266,565,070	100
COST OF SALES (Notes 19 and 25)	161,597,081	51	148,362,196	56
GROSS PROFIT	155,810,090	49	118,202,874	44
OPERATING EXPENSES (Note 19)				
Research and development	16,076,432	5	14,016,506	5
General and administrative	8,716,653	3	9,085,536	3
Marketing	3,752,311	1	4,132,273	2
Total operating expenses	28,545,396	9	27,234,315	10
INCOME FROM OPERATIONS	127,264,694	40	90,968,559	34
NON-OPERATING INCOME AND GAINS				
Interest income (Notes 2 and 3)	4,542,149	2	2,806,226	1
Equity in earnings of equity method investees, net (Notes 2 and 9)	2,347,153	1	1,433,226	1
Settlement income (Note 27)	979,214	-	964,710	-
Technical service income (Notes 25 and 27)	571,500	-	462,624	-
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 25)	421,051	-	342,756	-
Subsidy income (Note 2)	334,478	-	321,850	-
Foreign exchange gain, net (Notes 2 and 3)	-	-	2,609,979	1
Others (Note 25)	510,047	-	457,989	-
Total non-operating income and gains	9,705,592	3	9,399,360	3
NON-OPERATING EXPENSES AND LOSSES				
Interest expense (Note 3)	890,602	1	1,413,374	-
Valuation loss on financial instruments, net (Notes 2, 3, 5 and 24)	812,937	-	337,160	-
Loss on settlement and disposal of financial instruments, net (Notes 2, 3 and 5)	798,610	-	3,602,799	2
Foreign exchange loss, net (Notes 2 and 3)	400,863	-	-	-
Loss on impairment of financial assets (Note 2)	279,690	-	128,900	-
Loss on disposal of property, plant and equipment (Note 2)	241,397	-	60,109	-
Others	183,979	-	562,330	-
Total non-operating expenses and losses	3,608,078	1	6,104,672	2

(Continued)

	2006		2005	
	Amount	%	Amount	%
INCOME BEFORE INCOME TAX	$ 133,362,208	42	$ 94,263,247	35
INCOME TAX EXPENSE (Notes 2 and 18)	(7,773,711)	2	(630,579)	-
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	125,588,497	40	93,632,668	35
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFITOF NT$82,062 THOUSAND (Note 3)	1,606,749	-	-	-
NET INCOME	$ 127,195,246	40	$ 93,632,668	35
ATTRIBUTABLE TO:				
Shareholders of the parent	$ 127,009,731	40	$ 93,575,035	35
Minority interests	185,515	-	57,633	-
	$ 127,195,246	40	$ 93,632,668	35

	2006		2005	
	Income Attributable to Shareholders of the Parent		Income Attributable to Shareholders of the Parent	
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
CONSOLIDATED EARNINGS PER SHARE (Note 23)				
Basic earnings per share	$ 5.22	$ 4.93	$ 3.66	$ 3.63
Diluted earnings per share	$ 5.22	$ 4.92	$ 3.66	$ 3.63

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent (Notes 2, 16, 17 and 18)												
	Capital Stock			Retained Earnings				Others					
	Shares (Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total	Cumulative Translation Adjustments	Unrealized Gain on Financial Instruments	Treasury Stock	Total	Minority Interests	Total Shareholders' Equity
BALANCE, JANUARY 1, 2005	23,251,964	$ 232,519,637	$ 56,537,259	$ 25,528,007	$ -	$ 88,202,009	$ 113,730,016	$ (2,226,427)	$ -	$ (1,595,186)	$ 398,965,299	$ 75,737	$ 399,041,036
Appropriations of prior year's earnings													
Legal capital reserve	-	-	-	8,820,201	-	(8,820,201)	-	-	-	-	-	-	-
Special capital reserve	-	-	-	-	2,226,427	(2,226,427)	-	-	-	-	-	-	-
Employees' profit sharing - in cash	-	-	-	-	-	(3,086,215)	(3,086,215)	-	-	-	(3,086,215)	-	(3,086,215)
Employees' profit sharing - in stock	308,622	3,086,215	-	-	-	(3,086,215)	(3,086,215)	-	-	-	-	-	-
Cash dividends to shareholders - NT$2.00 per share	-	-	-	-	-	(46,504,097)	(46,504,097)	-	-	-	(46,504,097)	-	(46,504,097)
Stock dividends to shareholders - NT$0.50 per share	1,162,602	11,626,024	-	-	-	(11,626,024)	(11,626,024)	-	-	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	(231,466)	(231,466)	-	-	-	(231,466)	-	(231,466)
Net income in 2005	-	-	-	-	-	93,575,035	93,575,035	-	-	-	93,575,035	57,633	93,632,668
Adjustment arising from changes in percentage of ownership in investees	-	-	71,405	-	-	-	-	-	-	-	71,405	-	71,405
Translation adjustments	-	-	-	-	-	-	-	1,585,685	-	-	1,585,685	(51,795)	1,533,890
Issuance of stock from exercising stock options	6,837	68,370	202,559	-	-	-	-	-	-	-	270,929	-	270,929
Cash dividends received by subsidiaries from parent company	-	-	84,285	-	-	-	-	-	-	-	84,285	-	84,285
Treasury stock transactions - sales of parent company's stock held by subsidiaries	-	-	222,378	-	-	-	-	-	-	677,111	899,489	-	899,489
Increase in minority interests	-	-	-	-	-	-	-	-	-	-	-	526,784	526,784
BALANCE, DECEMBER 31, 2005	24,730,025	247,300,246	57,117,886	34,348,208	2,226,427	106,196,399	142,771,034	(640,742)	-	(918,075)	445,630,349	608,359	446,238,708
Appropriations of prior year's earnings													
Legal capital reserve	-	-	-	9,357,503	-	(9,357,503)	-	-	-	-	-	-	-
Reversal of special capital reserve	-	-	-	-	(1,585,685)	1,585,685	-	-	-	-	-	-	-
Employees' profit sharing - in cash	-	-	-	-	-	(3,432,129)	(3,432,129)	-	-	-	(3,432,129)	-	(3,432,129)
Employees' profit sharing - in stock	343,213	3,432,129	-	-	-	(3,432,129)	(3,432,129)	-	-	-	-	-	-
Cash dividends to shareholders - NT$2.50 per share	-	-	-	-	-	(61,825,061)	(61,825,061)	-	-	-	(61,825,061)	-	(61,825,061)
Stock dividends to shareholders - NT$0.15 per share	370,950	3,709,504	-	-	-	(3,709,504)	(3,709,504)	-	-	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	(257,410)	(257,410)	-	-	-	(257,410)	-	(257,410)
Capital surplus transferred to capital stock	370,950	3,709,504	(3,709,504)	-	-	-	-	-	-	-	-	-	-
Net income in 2006	-	-	-	-	-	127,009,731	127,009,731	-	-	-	127,009,731	185,515	127,195,246
Adjustment arising from changes in percentage of ownership in investees	-	-	187,095	-	-	-	-	-	-	-	187,095	-	187,095
Translation adjustments	-	-	-	-	-	-	-	(550,423)	-	-	(550,423)	(126,206)	(676,629)
Issuance of stock from exercising stock options	14,550	145,496	429,701	-	-	-	-	-	-	-	575,197	-	575,197
Cash dividends received by subsidiaries from parent company	-	-	82,320	-	-	-	-	-	-	-	82,320	-	82,320
Valuation gain on available-for-sale financial assets	-	-	-	-	-	-	-	-	386,017	-	386,017	2,147	388,164
Equity in the valuation gain on available-for-sale financial assets of equity method investees	-	-	-	-	-	-	-	-	175,598	-	175,598	-	175,598
Increase in minority interests	-	-	-	-	-	-	-	-	-	-	-	487,017	487,017
BALANCE, DECEMBER 31, 2006	25,829,688	$ 258,296,879	$ 54,107,498	$ 43,705,711	$ 640,742	$ 152,778,079	$ 197,124,532	$ (1,191,165)	$ 561,615	$ (918,075)	$ 507,981,284	$ 1,156,832	$ 509,138,116

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In Thousands of New Taiwan Dollars)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income attributable to shareholders of the parent	$ 127,009,731	$ 93,575,035
Net income attributable to minority interests	185,515	57,633
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	73,715,242	75,649,429
Amortization of premium/discount of financial assets	2,399	120,872
Loss (gain) on disposal of available-for-sale financial assets, net	(90,826)	150,081
Equity in earnings of equity method investees, net	(2,347,153)	(1,433,226)
Dividends received from equity method investees	614,567	668,464
Gain on disposal of investments accounted for using equity method	-	(583)
Gain on disposal of financial assets carried at cost, net	(16,210)	(14,721)
Loss on impairment of financial assets	279,690	128,900
Gain on disposal of property, plant and equipment and other assets, net	(179,654)	(282,647)
Deferred income taxes	121,590	(3,353,013)
Loss on idle assets	44,072	131,849
Donation of idle assets	-	7,207
Net changes in operating assets and liabilities:		
Decrease (increase) in:		
Financial assets and liabilities at fair value through profit or loss	340,176	72,842
Notes and accounts receivable	8,124,625	(11,572,809)
Receivables from related parties	440,927	(101,915)
Allowance for doubtful receivables	(230,706)	(3,145)
Allowance for sales returns and others	(1,446,611)	974,963
Other receivables from related parties	341,047	(87,979)
Other financial assets	(738,745)	(305,881)
Inventories, net	(3,702,425)	(2,006,165)
Prepaid expenses and other current assets	(170,576)	119,985
Increase (decrease) in:		
Accounts payable	(1,487,064)	2,088,582
Payables to related parties	(572,441)	(1,629,217)
Income tax payable	3,931,022	3,611,486
Accrued expenses and other current liabilities	862,428	181,748
Accrued pension cost	65,676	360,128
Deferred credits	(99,310)	117,335
Net cash provided by operating activities	204,996,986	157,225,238
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of:		
Available-for-sale financial assets	(119,291,685)	(99,436,242)
Held-to-maturity financial assets	(18,554,027)	(14,199,142)
Financial assets carried at cost	(511,632)	(456,897)
Investments accounted for using equity method	(2,613,009)	(621,883)
Property, plant and equipment	(78,737,265)	(79,878,724)
Proceeds from disposal of:		
Available-for-sale financial assets	91,620,367	102,577,763
Financial assets carried at cost	126,465	76,186
Investments accounted for using equity method	-	65,076
Property, plant and equipment and other assets	518,705	480,707
Redemption of held-to-maturity financial assets upon maturity	10,410,000	14,595,394
Increase in deferred charges	(1,414,742)	(855,967)
Decrease (increase) in refundable deposits	(1,224,443)	771
Decrease (increase) in other assets	(52,086)	741
Net cash used in investing activities	(119,723,352)	(77,652,217)

(Continued)

	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments on:		
Short-term bank loans	$ (328,500)	$ (54,504)
Bonds payable	-	(10,500,000)
Long-term bank loans	(5,489)	(1,337,489)
Increase in guarantee deposits	920,702	2,483,549
Cash bonus paid to employees	(3,432,129)	(3,086,215)
Cash dividends	(61,742,741)	(46,419,812)
Bonus to directors and supervisors	(257,410)	(231,466)
Proceeds from:		
Exercise of employee stock options	575,197	270,929
Disposal of treasury stock	-	899,489
Increase in minority interests	487,017	6,832
Net cash used in financing activities	(63,783,353)	(57,968,687)
NET INCREASE IN CASH AND CASH EQUIVALENTS	21,490,281	21,604,334
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(136,796)	348,921
EFFECT OF FIRST INCLUSION FOR CONSOLIDATION OF CERTAIN SUBSIDIARIES	-	228,101
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	96,483,707	74,302,351
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 117,837,192	$ 96,483,707
SUPPLEMENTAL INFORMATION		
Interest paid	$ 951,450	$ 1,378,610
Income tax paid	$ 3,630,029	$ 341,671
INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS		
Acquisition of property, plant and equipment	$ 80,675,310	$ 56,166,205
Decrease (increase) in payables to contractors and equipment suppliers	(1,702,555)	24,361,666
Increase in other long-term payables	(235,490)	(649,147)
Cash paid	$ 78,737,265	$ 79,878,724
NONCASH FINANCING ACTIVITIES		
Current portion of long-term liabilities	$ 7,004,137	$ 5,489
Current portion of other long-term payables (under accrued expenses and other current liabilities)	$ 617,892	$ 869,072
Current portion of other payables to related parties (under payables to related parties)	$ 688,591	$ 693,956

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1. GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of December 31, 2006 and 2005, TSMC and its subsidiaries had 22,969 and 21,950 employees, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guideline Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC's ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

Name of Investor	Name of Investee	Percentage of Ownership at December 31, 2006	Remark
TSMC	TSMC Global, Ltd. (TSMC Global)	100%	TSMC Global was acquired in August 2006.
	TSMC North America (TSMC-NA)	100%	-
	TSMC Japan K.K. (TSMC-Japan)	100%	-
	Taiwan Semiconductor Manufacturing Company Korea (TSMC-Korea)	100%	TSMC-Korea was established in May 2006.
	TSMC International Investment Ltd. (TSMC International)	100%	-
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	100%	-
	TSMC Partners, Ltd. (TSMC Partners)	100%	-
	TSMC (Shanghai) Company Limited (TSMC-Shanghai)	100%	-
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	36%	TSMC and Hsin Ruey held in aggregate a 100% ownership of Chi Cherng. As of December 31, 2006, Chi Cherng held 16,947 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).
	Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	36%	TSMC and Chi Cherng held in aggregate a 100% ownership of Hsin Ruey. As of December 31, 2006, Hsin Ruey held 16,979 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	-
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	-
	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	VTAF III was established in April 2006.
	Global Unichip Corporation (GUC)	38%	GUC became a consolidated entity of TSMC as GUC's president was assigned by TSMC and TSMC has control over the financial, operating and personnel hiring decisions of GUC.
	VisEra Technology Company, Ltd. (VisEra)	-	Due to the changes in investment structure, TSMC no longer had a controlling interest in VisEra beginning in November 2005 resulting in VisEra being deconsolidated.
TSMC Partners	VisEra Holding Company (VisEra Holding)	49%	Due to the changes in investment structure, TSMC no longer had a controlling interest in VisEra beginning in November 2005 resulting in VisEra Holding being deconsolidated.
TSMC International	TSMC Technology, Inc. (TSMC Technology)	100%	-
	TSMC Development, Inc. (TSMC Development)	100%	-
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	-
	InveStar Semiconductor Development Fund, Inc. (II) LDC (ISDF II)	97%	-

(Continued)

Name of Investor	Name of Investee	Percentage of Ownership at December 31, 2006	Remark
TSMC Development	WaferTech, LLC (WaferTech)	99.996%	-
GUC	Global Unichip Corp.-North America (GUC-NA)	100%	GUC-NA, a subsidiary of GUC, became a consolidated entity of TSMC since TSMC has control over GUC.
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	GUC-Japan, a subsidiary of GUC, became a consolidated entity of TSMC since TSMC has control over GUC.

(Concluded)

The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated subsidiaries as of December 31, 2006:



TSMC
100%
TSMC Global
100%
TSMC-NA
100%
TSMC-Japan
100%
TSMC-Korea
100%
TSMC International
100%
TSMC-Europe
100%
TSMC Partners
100%
TSMC-Shanghai
36%
Chi Cherng
64%
64%
36%
Hsin Ruey
99.5%
Emerging Alliance
38%
GUC
98%
VTAF II
98%
VTAF III
100%
TSMC Technology
100%
TSMC Development
97%
ISDF
97%
ISDF II
99.996%
WaferTech
100%
GUC-NA
100%
GUC-Japan

TSMC-NA is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC-Japan, TSMC-Korea and TSMC-Europe are engaged mainly in marketing activities. TSMC International is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global, TSMC Partners, TSMC Development, Chi Cherng and Hsin Ruey are engaged in investing activities. TSMC-Shanghai is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, ISDF and ISDF II are engaged in investing in new start-up technology companies. TSMC Technology is engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA and GUC-Japan are engaged in providing products consulting in North America and Japan, respectively.

TSMC together with its consolidated subsidiaries are hereinafter referred to collectively as the "Company".

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders' equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management's estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds, corporate notes and treasury bills acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting and financial assets acquired principally for the purpose of selling them in the near term are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives and financial assets are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Publicly-traded stocks - closing price at the end of the year; and derivatives - using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders' equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Structured time deposits - using valuation techniques; open-end mutual funds and money market funds - net asset value at the end of the year; publicly-traded stocks - closing prices at the end of the year; and other debt securities - average of bid and asked prices at the end of the year.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as reductions to the original cost of investments if such dividends are declared on the earnings of the investees attributable to periods prior to the purchase of the investments. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares. Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders' equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, shipment is made, price is fixed or determinable, and collectibility is reasonably assured. Revenues from the design and manufacture of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by customers. Provisions for estimated sales returns and others are generally recorded in the period the related revenue is recognized based on historical experience, management's judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Year-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company's share of the net income or net loss of an investee is recognized in the "equity in earnings/losses of equity method investees, net" account. Prior to January 1, 2006, the difference, if any, between the cost of investment and the Company's proportionate share of the investee's equity was amortized by the straight-line method over five years, with the amortization recorded in the "equity in earnings/losses of equity method investees, net" account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, "Long-term Investments in Equity Securities" (SFAS No. 5), the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. The accounting treatment for the investment premiums acquired before January 1, 2006 is the same as that for goodwill which is no longer being amortized; while investment discounts continue to be amortized over the remaining periods. When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee's shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company's share of the investee's equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company's ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company's ownership percentages in the investees until they are realized through transactions with third parties.

If an investee's functional currency is a foreign currency, translation adjustments will result from the translation of the investee's financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders' equity.

Financial Assets Carried at Cost

Investments in which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost, such as non-publicly traded stocks and mutual funds. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment's market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: Land improvements - 20 years; buildings - 10 to 20 years; machinery and equipment - 3 to 10 years; office equipment - 3 to 15 years; and leased assets - 20 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

Goodwill

Goodwill represents the excess of the consideration paid for an acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised SFAS No. 25, "Business Combinations - Accounting Treatment under Purchase Method" (SFAS No. 25), goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent recovery in fair value of goodwill is not allowed.

Deferred Charges

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees - the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges - 2 to 5 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees' individual pension accounts during their service periods. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Government Subsidies

Income-related subsidies from foreign governments are recognized in earnings when the requirements for subsidies are met.

Income Tax

The Company applies intra-period and inter-period allocations for its income tax, whereby (1) a portion of current income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

The R.O.C. government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.

Stock-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period.

Treasury Stock

TSMC's stock held by subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from TSMC are recorded under capital surplus - treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Translation of Foreign-currency Financial Statements

Statements of Financial Accounting Standards No. 14, "Accounting for Foreign-currency Translation" applies to foreign subsidiaries that use the local currency as their functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities - spot rates at year-end; shareholders' equity - historical rates; income and expenses - average rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity.

3. ACCOUNTING CHANGES

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, "Financial Instruments: Recognition and Measurement" (SFAS No. 34) and No. 36, "Financial Instruments: Disclosure and Presentation" and related revisions of previously released SFASs.

a. Effect of adopting the newly released SFASs and related revisions of previously released SFASs

The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or financial liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders' equity.

The effect of adopting the newly released SFASs is summarized as follows:

	Recognized as Cumulative Effect of Changes in Accounting Principles (Net of Tax)	Recognized as a Separate Component of Shareholders' Equity
Financial assets/liabilities at fair value through profit or loss	$ 1,606,749	$ -
Available-for-sale financial assets	-	306,531
	$ 1,606,749	$ 306,531

The adoption of the newly released SFASs resulted in a decrease in net income before cumulative effect of changes in accounting principles of NT$1,083,574 thousand, an increase in net income of NT$ 523,175 thousand, and an increase in basic earnings per share (after income tax) of NT$0.02 for the year ended December 31, 2006.

Effective January 1, 2006, the Company adopted the newly revised SFAS No. 5 and SFAS No. 25, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized. Such a change in accounting principle did not have a material effect on the Company's consolidated financial statements as of and for the year ended December 31, 2006.

b. Reclassifications

Upon adoption of SFAS No. 34, certain accounts in the consolidated financial statements as of and for the year ended December 31, 2005 were reclassified to conform with the consolidated financial statements as of and for the year ended December 31, 2006. The previously issued consolidated financial statements as of and for the year ended December 31, 2005 were not required to be restated.

Certain accounting policies prior to the adoption of the newly released SFASs are summarized as follows:

1) Short-term investments

Short-term investments that were publicly-traded, easily converted to cash, and not acquired for the purpose of controlling the investees or establishing close business relationship with the investees were carried at the lower of cost or market value at the balance sheet date, with any temporary decline in value charged to current income. The market value of publicly-traded stocks was determined using the average-closing prices for the last month of the year.

2) Derivative financial instruments

The Company entered into forward exchange contracts to manage foreign exchange exposures on foreign-currency-denominated assets and liabilities. The contracts were recorded in New Taiwan dollars at the current rate of exchange at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted forward rates were amortized over the terms of the forward contracts using the straight-line method. At the end of each year, the receivables or payables arising from forward contracts were restated using the prevailing exchange rates with the resulting differences credited or charged to income. In addition, the receivables and payables related to the same forward contracts were netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement was credited or charged to income in the year of settlement.

The Company entered into cross currency swap contracts to manage currency exposures on foreign-currency-denominated assets and liabilities. The principal amount was recorded using the current rates of exchange at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted rates were amortized over the terms of the contracts using the straight-line method. At the end of each year, the receivables or payables arising from cross-currency swap contracts were restated using prevailing exchange rate with the resulting differences credited or charged to income. In addition, the receivables and payables related to the contracts of the same counter party were netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date was recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement was credited or charged to income in the year of settlement.

The Company entered into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. These transactions were accounted for on an accrual basis, in which the cash settlement receivable or payable was recorded as an adjustment to interest income or expense associated with the hedged items.

Certain accounts in the consolidated financial statements as of and for the year ended December 31, 2005 have been reclassified to conform to the classifications prescribed by the newly released SFASs. The reclassifications of the whole or a part of the account balances of certain accounts are summarized as follows:

	Before Reclassification	After Reclassification
Balance sheet		
Short-term investments, net	$ 47,399,308	$ -
Other financial assets	2,915,696	1,617,797
Prepaid expenses and other current assets	1,503,447	1,420,441
Long-term investments accounted for using cost method	3,365,341	-
Long-term bond investments	18,548,308	-
Other long-term investments	10,227,000	-
Accrued expenses and other current liabilities	(10,542,230)	(10,307,951)
Financial assets at fair value through profit or loss	-	1,770,445
Financial liabilities at fair value through profit or loss	-	(234,279)
Available-for-sale financial assets	-	46,570,085
Held-to-maturity financial assets	-	29,377,817
Financial assets carried at cost	-	3,202,515
	$ 73,416,870	$ 73,416,870
Statement of income		
Interest income	$ 3,069,435	$ 2,806,226
Foreign exchange gain, net	3,040	2,609,979
Interest expense	(2,662,458)	(1,413,374)
Unrealized valuation loss on short-term investments	(337,160)	-
Loss on disposal of investment, net	(9,985)	-
Valuation loss on financial instruments, net	-	(337,160)
Loss on settlement and disposal of financial instruments, net	-	(3,602,799)
	$ 62,872	$ 62,872

4. CASH AND CASH EQUIVALENTS

	December 31	
	2006	2005
Cash and deposits in banks	$ 85,496,085	$ 48,107,316
Repurchase agreements collaterized by government bonds	31,241,594	47,963,226
Corporate notes	1,026,522	413,165
Treasury bills	72,991	-
	$ 117,837,192	$ 96,483,707

5. FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31	
	2006	2005
Trading financial assets		
Publicly-traded stocks	$ 1,162,253	$ 389,540
Forward exchange contracts	-	26,720
Cross currency swap contracts	44,601	1,354,185
	$ 1,206,854	$ 1,770,445
Trading financial liabilities		
Forward exchange contracts	$ 113	$ -
Cross currency swap contracts	10,751	234,279
	$ 10,864	$ 234,279

The Company entered into derivative contracts during the years ended December 31, 2006 and 2005 to manage exposures due to the fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting prescribed by SFAS No. 34. Therefore, effective from January 1, 2006, the Company discontinued applying hedge accounting treatment for its derivative financial contracts.

Outstanding forward contracts as of December 31, 2006 and 2005:

	Currency	Maturity Date	Contract Amount (In Thousands)
December 31, 2006			
Buy	US$/JPY$	January 2007	JPY$ 38,610
December 31, 2005			
Sell	US$/NT$	January 2006	US$ 60,000

Outstanding cross currency swap contracts as of December 31, 2006 and 2005:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received
December 31, 2006			
January 2007 to February 2007	US$ 820,000	3.19% - 5.91%	0.90% - 3.25%
December 31, 2005			
January 2006 to March 2006	US$ 2,089,000	4.15% - 4.54%	0.02% - 2.12%

The Company did not enter into any interest rate swap contracts during the year ended December 31, 2006. The Company rescinded all interest rate swap contracts in the first quarter of 2005 before their original maturities. The rescission loss of NT$28,295 thousand has been reclassified and included in the "loss on settlement and disposal of financial instruments" account.

Net losses arising from derivative financial instruments for the year ended December 31, 2006 were NT$1,613,366 thousand (including realized settlement losses of NT$1,647,103 thousand and a valuation gain of NT$33,737 thousand).

6. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31	
	2006	2005
Open-end mutual funds	$ 26,147,276	$ 6,198,982
Corporate bonds	16,494,244	11,853,044
Agency bonds	12,691,612	14,496,728
Corporate issued asset-backed securities	10,541,679	11,582,590
Government bonds	6,921,532	1,776,279
Money market funds	667,828	260,686
Structured time deposits	499,242	-
Publicly-traded stocks	208,930	138,527
Corporate notes	-	263,249
	74,172,343	46,570,085
Current portion	(67,523,858)	(46,452,838)
	$ 6,648,485	$ 117,247

Starting from 2004, the Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of December 31, 2006, the Company's investment portfolios managed by these fund managers aggregated to an original amount of US$1,206,211 thousand. The investment portfolios included securities such as corporate bonds, agency bonds, asset-backed securities, government bonds and others. Securities acquired with maturities of less than three months from the date of purchase were classified as cash equivalents.

As of December 31, 2006, structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal Amount	Carrying Amount	Range of Interest Rates	Maturity Date
Step-up callable deposits				
Domestic deposits	$ 500,000	$ 499,242	1.76%	March 2008

The interest rate of the step-up callable deposits was pre-determined by the Company and the banks.

7. HELD-TO-MATURITY FINANCIAL ASSETS

	December 31	
	2006	2005
Corporate bonds	$ 13,742,541	$ 8,927,317
Structured time deposits	11,671,120	10,227,000
Government bonds	12,070,657	10,223,500
	37,484,318	29,377,817
Current portion	(8,510,823)	(602,509)
	$ 28,973,495	$ 28,775,308

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal Amount	Interest Receivable	Range of Interest Rates	Maturity Date
December 31, 2006				
Step-up callable deposits				
Domestic deposits	$ 4,500,000	$ 13,928	1.40% - 1.83%	June 2007 to October 2008
Callable range accrual deposits				
Domestic deposits	3,911,520	4,808	(See below)	September 2009 to December 2009
Foreign deposits	3,259,600	4,998	(See below)	October 2009 to January 2010
	$ 11,671,120	$ 23,734		
December 31, 2005				
Step-up callable deposits				
Domestic deposits	$ 3,000,000	$ 8,145	1.40% - 1.50%	June 2007 to October 2007
Callable range accrual deposits				
Domestic deposits	3,942,000	4,928	(See below)	September 2009 to December 2009
Foreign deposits	3,285,000	5,023	(See below)	October 2009 to January 2010
	$ 10,227,000	$ 18,096		

The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the contracts, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

As of December 31, 2006 and 2005, the principal of the deposits that resided in banks located in Hong Kong amounted to US$80,000 thousand; those resided in banks located in Singapore amounted to US$20,000 thousand.

8. INVENTORIES, NET

	December 31	
	2006	2005
Finished goods	$ 5,146,839	$ 2,963,989
Work in process	14,688,719	13,359,209
Raw materials	1,673,982	1,765,369
Supplies and spare parts	926,120	1,325,582
	22,435,660	19,414,149
Allowance for losses	(1,004,932)	(1,685,846)
	$ 21,430,728	$ 17,728,303

9. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31			
	2006		2005	
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	$ 7,960,869	39	$ 4,215,200	32
Vanguard International Semiconductor Corporation (VIS)	5,931,755	27	5,419,747	27
VisEra Holding	1,108,267	49	652,477	50
	$ 15,000,891		$ 10,287,424	

In November 2006, the Company acquired 81 thousand shares in SSMC from EDB Investments Pte Ltd. under a Shareholders Agreement. After the acquisition, the number of SSMC shares owned by the Company increased from 382 thousand to 463 thousand; the percentage of ownership increased from 32% to 39%.

For the years ended December 31, 2006 and 2005, net equity in earnings of NT$2,347,153 thousand and NT$1,433,226 thousand were recognized, respectively. The carrying amounts of the investments accounted for using the equity method and the related equity in earnings of equity method investees were determined based on the audited financial statements of the investees as of and for the same periods ended as the Company.

10. FINANCIAL ASSETS CARRIED AT COST

	December 31	
	2006	2005
Non-publicly traded stocks	$ 2,924,350	$ 2,867,525
Mutual funds	347,930	334,990
	$ 3,272,280	$ 3,202,515

11. PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	December 31	
	2006	2005
Land improvements	$ 234,377	$ 206,408
Buildings	54,288,225	46,560,127
Machinery and equipment	400,579,587	344,431,001
Office equipment	7,839,303	6,862,502
Leased assets	96,592	64,569
	$ 463,038,084	$ 398,124,607

No interest was capitalized during the years ended December 31, 2006 and 2005.

12. DEFERRED CHARGES, NET

	December 31	
	2006	2005
Technology license fees	$ 4,132,174	$ 5,099,227
Software and system design costs	1,669,781	1,737,384
Others	134,960	169,639
	$ 5,936,915	$ 7,006,250

13. SHORT-TERM BANK LOANS

	December 31	
	2006	2005
Unsecured loans:		
US$10,000 thousand repayable by June 2006, annual interest at 4.77%	$ -	$ 328,500

14. BONDS PAYABLE

	December 31	
	2006	2005
Domestic unsecured bonds:		
Issued in December 2000 and repayable in December 2005 and 2007 in two installments, 5.25% and 5.36% interest payable annually, respectively	$ 4,500,000	$ 4,500,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	15,000,000	15,000,000
	19,500,000	19,500,000
Current portion	(7,000,000)	-
	$ 12,500,000	$ 19,500,000

As of December 31, 2006, future principal repayments for the Company's bonds were as follows:

Year of Repayment	Amount
2007	$ 7,000,000
2009	8,000,000
2012	4,500,000
	$ 19,500,000

15. LONG-TERM BANK LOANS

	December 31	
	2006	2005
Secured loan:		
US$20,000 thousand, repayable by November 2008 in 5 payments, annual interest at 5.91%	$ 651,871	$ 656,914
Unsecured loans:		
Science Park Administration (SPA) SOC loan, repayable by July 2008 in 20 payments, interest-free	4,873	7,658
SPA DSP loan, repayable by April 2007 in 20 payments, interest-free	1,352	4,057
	658,096	668,629
Current portion	(4,137)	(5,489)
	$ 653,959	$ 663,140

As of December 31, 2006, assets of TSMC-Shanghai with an aggregate carrying amount of NT$4,293,595 thousand (RMB1,028,652 thousand) were provided as collateral for the aforementioned secured loan. Pursuant to the loan agreement, the annual audited financial statements of TSMC-Shanghai must comply with certain financial covenants. As of December 31, 2006, TSMC-Shanghai was in compliance with all such financial covenants.

As of December 31, 2006, future principal repayments under the Company's long-term bank loans were as follows:

Year of Repayment	Amount
2007	$ 4,137
2008	132,463
2009	260,748
2010	260,748
	$ 658,096

16. OTHER LONG-TERM PAYABLES

	December 31	
	2006	2005
Payables for acquisition of property, plant and equipment (Note 27k)	$ 7,431,371	$ 7,037,787
Payables for royalties	1,889,788	2,380,172
	9,321,159	9,417,959
Current portion (under accrued expenses and other current liabilities)	(617,892)	(869,072)
	$ 8,703,267	$ 8,548,887

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

As of December 31, 2006, future payments for other long-term payables were as follows:

Year of Payment	Amount
2007	$ 617,892
2008	337,043
2009	337,043
2010	337,043
2011	260,767
2012 and thereafter	7,431,371
	$ 9,321,159

17. PENSION PLANS

The Labor Pension Act (the Act) became effective on July 1, 2005. The employees of TSMC and GUC who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act with their seniority as of July 1, 2005 retained or continue to be subject to the pension mechanism under the Labor Standards Law. Employees who joined TSMC and GUC after July 1, 2005 can only be subject to the pension mechanism under the Act.

The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, TSMC and GUC have made monthly contributions equal to 6% of each employee's monthly salary to employees' pension accounts starting from July 1, 2005. Furthermore, TSMC-NA and TSMC-Shanghai are required by local regulations to make monthly contributions, at a certain percentage of the monthly basic salary of their local employees. Pursuant to the aforementioned Act and local regulations, the Company has made monthly contributions and recognized pension costs of NT$679,919 thousand and NT$305,270 thousand for the years ended December 31, 2006 and 2005, respectively.

TSMC and GUC have defined benefit plans under the Labor Standards Law that provide benefits based on an employee's length of service and average monthly salary at retirement. TSMC and GUC contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the pension fund monitoring committees and deposited by the names of the committees in the Central Trust of China.

Information about the defined benefit plans is summarized as follows:

a. Components of net periodic pension cost for the year

	2006	2005
Service cost	$ 178,460	$ 470,886
Interest cost	164,168	163,854
Projected return on plan assets	(49,399)	(49,843)
Amortization	12,096	8,345
Net periodic pension cost	$ 305,325	$ 593,242

b. Reconciliation of funded status of the plans and accrued pension cost at December 31, 2006 and 2005

	2006	2005
Benefit obligation		
Vested benefit obligation	$ 102,920	$ 62,302
Nonvested benefit obligation	3,883,344	3,364,333
Accumulated benefit obligation	3,986,264	3,426,635
Additional benefits based on future salaries	2,969,830	2,550,307
Projected benefit obligation	6,956,094	5,976,942
Fair value of plan assets	(1,958,595)	(1,691,603)
Funded status	4,997,499	4,285,339
Unrecognized net transition obligation	(118,420)	(126,969)
Unrecognized net loss	(1,339,019)	(684,429)
Accrued pension cost	$ 3,540,060	$ 3,473,941
Vested benefit	$ 106,645	$ 67,752

c. Actuarial assumptions at December 31, 2006 and 2005

	2006	2005
Discount rate used in determining present values	2.25% - 3.50%	2.75% - 3.50%
Future salary increase rate	2.00% - 3.00%	2.00% - 3.00%
Expected rate of return on plan assets	2.50%	2.50% - 2.75%

d. Contributions to the Funds for the year

	2006	2005
	$ 233,111	$ 226,181

e. Payments from the Funds for the year

	2006	2005
	$ 7,407	$ 8,419

18. INCOME TAX

a. A reconciliation of income tax expense based on "income before income tax" at statutory rates and income tax currently payable was as follows:

	Years Ended December 31	
	2006	2005
Income tax expense based on "income before income tax" at statutory rates	$ (34,786,278)	$ (23,658,498)
Tax effect of the following:		
Tax-exempt income	12,281,413	12,243,435
Temporary and permanent differences	2,817,104	(1,123,735)
Additional tax at 10% on unappropriated earnings	(1,170,108)	(1,494,811)
Cumulative effect of changes in accounting principles	82,062	-
Investment tax credits used	12,769,386	10,133,848
Income tax currently payable	$ (8,006,421)	$ (3,899,761)

b. Income tax expense consisted of the following:

	Years Ended December 31	
	2006	2005
Income tax currently payable	$ (8,006,421)	$ (3,899,761)
Other income tax adjustments	328,152	(117,314)
Net change in deferred income tax assets		
Investment tax credits	(3,914,757)	(1,965,878)
Temporary differences	2,181,558	2,402,406
Net operating loss carryforwards	(1,412,946)	(690,615)
Adjustments in valuation allowance	3,050,703	3,640,583
Income tax expense	$ (7,773,711)	$ (630,579)

c. Net deferred income tax assets consisted of the following:

	December 31	
	2006	2005
Current deferred income tax assets, net		
Investment tax credits	$ 7,870,800	$ 7,033,622
Temporary differences	584,210	454,051
Net operating loss carryforwards	-	15,825
Valuation allowance	(441,018)	(354,192)
	$ 8,013,992	$ 7,149,306
Non-current deferred income tax assets, net		
Investment tax credits	$ 12,252,389	$ 17,004,324
Temporary differences	(3,580,754)	(5,640,477)
Net operating loss carryforwards	4,816,846	6,261,469
Valuation allowance	(7,686,339)	(10,836,898)
	$ 5,802,142	$ 6,788,418

As of December 31, 2006, the net operating loss carryforwards were generated by WaferTech, TSMC Development and TSMC Technology and will expire on various dates through 2026.

d. Integrated income tax information:

The balance of the imputation credit account as of December 31, 2006 and 2005 was NT$828,612 thousand and NT$20,087 thousand, respectively.

The estimated creditable ratio for distribution of TSMC's earnings of 2006 and 2005 was 0.54% and 2.88%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e. All of TSMC's earnings generated prior to December 31, 1997 have been appropriated.

f. As of December 31, 2006, the Company's investment tax credits consisted of the following:

Regulation	Item	Total Creditable Amount	Remaining Creditable Amount	Expiry Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$ 2,685,977	$ -	2006
		4,113,439	-	2007
		6,802,983	3,955,980	2008
		6,030,309	6,030,309	2009
		5,114,762	5,114,762	2010
		$ 24,747,470	$ 15,101,051	
Statute for Upgrading Industries	Research and development expenditures	$ 1,800,884	$ -	2006
		1,283,760	38,618	2007
		1,668,780	1,668,780	2008
		1,572,164	1,572,164	2009
		1,580,589	1,580,589	2010
		$ 7,906,177	$ 4,860,151	
Statute for Upgrading Industries	Personnel training	$ 27,357	$ -	2006
		16,379	182	2007
		40,777	40,777	2008
		40,628	40,628	2009
		596	596	2010
		$ 125,737	$ 82,183	
Statute for Upgrading Industries	Investments in important technology-based enterprises	$ 79,804	$ 79,804	2010

g. The profits generated from the following expansion and construction projects of TSMC are exempt from income tax:

	Tax-Exemption Periods
Construction of Fab 8 - module B	2002 to 2005
Expansion of Fab 2 - modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007

h. The tax authorities have examined income tax returns of TSMC through 2003.

19. LABOR COST, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2006			Year Ended December 31, 2005		
	Classified as Cost of Sales	Classified as Operating Expenses	Total	Classified as Cost of Sales	Classified as Operating Expenses	Total
Labor cost						
Salary	$ 11,713,445	$ 6,692,437	$ 18,405,882	$ 11,031,464	$ 6,678,630	$ 17,710,094
Labor and health insurance	714,170	404,845	1,119,015	633,790	343,937	977,727
Pension	627,731	369,398	997,129	589,342	320,607	909,949
Meal	460,980	173,185	634,165	434,729	160,175	594,904
Welfare	236,022	211,272	447,294	167,218	166,360	333,578
Others	226,032	217,045	443,077	168,959	225,389	394,348
	$ 13,978,380	$ 8,068,182	$ 22,046,562	$ 13,025,502	$ 7,895,098	$ 20,920,600
Depreciation	$ 67,685,744	$ 3,539,472	$ 71,225,216	$ 68,135,117	$ 3,250,651	$ 71,385,768
Amortization	$ 1,436,908	$ 1,035,482	$ 2,472,390	$ 1,766,702	$ 2,574,566	$ 4,341,268

20. SHAREHOLDERS' EQUITY

As of December 31, 2006, 889,740 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs is 4,448,702 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company's paid-in capital.

Capital surplus consisted of the following:

	December 31	
	2006	2005
From merger	$ 24,003,546	$ 24,003,546
Additional paid-in capital	19,974,431	23,254,234
From convertible bonds	9,360,424	9,360,424
From treasury stock transactions	389,188	306,868
From long-term investments	379,854	192,759
Donations	55	55
	$ 54,107,498	$ 57,117,886

TSMC's Articles of Incorporation as revised on May 10, 2005 provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

a. Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled TSMC's paid-in capital;

b. Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c. Bonus to directors and supervisors and bonus to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors and supervisors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d. Any balance left over shall be allocated according to the resolution of the shareholders' meeting.

The Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are recorded in the year of shareholder approval and given effect to in the financial statements of that year.

The appropriation for legal capital reserve shall be made until the reserve equals TSMC's paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC's paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC's paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders' equity (for example, cumulative translation adjustments and unrealized loss on financial assets, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2005 and 2004 had been approved in the shareholders' meetings held on May 16, 2006 and May 10, 2005, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)	
	For Fiscal Year 2005	For Fiscal Year 2004	For Fiscal Year 2005	For Fiscal Year 2004
Legal capital reserve	$ 9,357,503	$ 8,820,201		
Special capital reserve	(1,585,685)	2,226,427		
Employees' profit sharing - in cash	3,432,129	3,086,215		
Employees' profit sharing - in stock	3,432,129	3,086,215		
Cash dividends to shareholders	61,825,061	46,504,097	$ 2.50	$ 2.00
Stock dividends to shareholders	3,709,504	11,626,024	0.15	0.50
Bonus to directors and supervisors	257,410	231,466		
	$ 80,428,051	$ 75,580,645		

The shareholders' meeting held on May 16, 2006 also resolved to distribute stock dividends out of capital surplus in the amount of NT$3,709,504 thousand.

The amounts of the above appropriations of earnings for 2005 and 2004 are consistent with the resolutions of the meetings of the Board of Directors held on February 14, 2006 and February 22, 2005, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2005 and 2004, the basic earnings per share (after income tax) for the years ended December 31, 2005 and 2004 shown in the respective financial statements would have decreased from NT$3.79 to NT$3.50 and NT$3.97 to NT$3.70, respectively.

The shares distributed as a bonus to employees represented 1.39% and 1.33% of TSMC's total outstanding common shares as of December 31, 2005 and 2004, respectively.

As of January 11, 2007, the Board of Directors had not resolved the appropriation for earnings of 2006.

The above information about the appropriations of bonus to employees, directors and supervisors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

21. STOCK-BASED COMPENSATION PLANS

TSMC's Employee Stock Option Plans under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC's shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC's common shares listed on the TSE on the grant date.

Options of the aforementioned TSMC Plans that had never been granted or had been granted but subsequently cancelled had expired as of December 31, 2006.

Information about TSMC's outstanding stock options for the years ended December 31, 2006 and 2005 was as follows:

	Number of Options (In Thousands)	Weighted-average Exercise Price (NT$)
Year ended December 31, 2006		
Balance, beginning of year	67,758	$ 39.4
Options granted	2,758	40.1
Options exercised	(14,550)	40.1
Options canceled	(3,152)	43.7
Balance, end of year	52,814	39.6
Year ended December 31, 2005		
Balance, beginning of year	64,367	$ 40.5
Options granted	14,864	48.4
Options exercised	(6,837)	39.6
Options canceled	(4,636)	44.1
Balance, end of year	67,758	42.1

The number of outstanding options and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the plans.

As of December 31, 2006, information about TSMC's outstanding and exercisable options was as follows:

Range of Exercise Price (NT$)	Options Outstanding			Options Exercisable	
	Number of Options (In Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)	Number of Options (In Thousands)	Weighted-average Exercise Price (NT$)
$27.6 - $39.7	34,584	5.15	$ 35.5	28,351	$ 35.5
45.1 - 52.3	18,230	6.88	47.5	4,390	45.7
	52,814			32,741	

GUC's Employee Stock Option Plans, consisting of the GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Moreover, the GUC 2006 Plan and GUC 2004 Plan were approved by the SFB on July 3, 2006 and August 16, 2004 to grant a maximum of 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. The options of the GUC 2006 Plan are valid until August 15, 2011 and the options of the GUC 2004 Plan are valid for six years. Options of both Plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.

Options of the aforementioned GUC Plans, except those of the GUC 2006 Plan, that had never been granted, or had been granted but subsequently canceled had expired as of December 31, 2006.

Information about GUC's outstanding stock options for the years ended December 31, 2006 and 2005 was as follows:

	Number of Options	Weighted-Average Exercise Price (NT$)
Year ended December 31, 2006		
Balance, beginning of year	7,132	$ 10.7
Options granted	3,689	19.5
Options exercised	(2,862)	10.5
Options canceled	(617)	12.1
Balance, end of year	7,342	14.0
Year ended December 31, 2005		
Balance, beginning of year	7,889	10.5
Options granted	2,499	11.0
Options exercised	(2,641)	10.5
Options canceled	(615)	10.6
Balance, end of year	7,132	10.7

As of December 31, 2006, information about GUC's outstanding and exercisable options was as follows:

Range of Exercise Price (NT$)	Options Outstanding			Options Exercisable	
	Number of Options	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)	Number of Options	Weighted-average Exercise Price (NT$)
$10.0 - $18.4	7,342	1.58 - 4.75	$ 14.0	15	$ 10.5

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2006 and 2005. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company for the years ended December 31, 2006 and 2005 would have been as follows:

		2006	2005
Assumptions:			
TSMC	Expected dividend yield	1.00% - 3.44%	1.00% - 3.44%
	Expected volatility	43.77% - 46.15%	43.77% - 46.15%
	Risk free interest rate	3.07% - 3.85%	3.07% - 3.85%
	Expected life	5 years	5 years
GUC	Expected dividend yield	-	-
	Expected volatility	22.65% - 41.74%	22.65% - 28.02%
	Risk free interest rate	2.23% - 2.56%	2.56%
	Expected life	3 - 6 years	6 years
Net income attributable to shareholders of the parent:			
As reported		$ 127,009,731	$ 93,575,035
Pro forma		126,887,247	93,456,533
Consolidated earnings per share (EPS) - after income tax (NT$):			
Basic EPS as reported		$ 4.93	$ 3.63
Pro forma basic EPS		4.92	3.63
Diluted EPS as reported		4.92	3.63
Pro forma diluted EPS		4.92	3.63

22. TREASURY STOCK

(Shares in Thousands)

	Beginning Shares	Stock Dividends	Disposal	Ending Shares
Year ended December 31, 2006				
Parent company stock held by subsidiaries	32,938	988	-	33,926
Year ended December 31, 2005				
Parent company stock held by subsidiaries	45,521	2,242	14,825	32,938

Proceeds from sales of treasury stock for the year ended December 31, 2005 were NT$899,489 thousand. As of December 31, 2006 and 2005, the book value of the treasury stock was NT$918,075 thousand, the market value was NT$2,290,026 thousand and NT$2,047,126 thousand, respectively. TSMC's stock held by subsidiaries is treated as treasury stock and the holders are entitled to the rights of shareholders, except that starting from June 24, 2005, pursuant to the revised Company Law, the holders are no longer entitled to vote in shareholders' meetings.

23. CONSOLIDATED EARNINGS PER SHARE

	Years Ended December 31			
	2006		2005	
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
Consolidated basic EPS (NT$)				
Income before cumulative effect of changes in accounting principles attributable to shareholders of the parent	$ 5.16	$ 4.87	$ 3.66	$ 3.63
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	0.06	0.06	-	-
Income attributable to shareholders of the parent	$ 5.22	$ 4.93	$ 3.66	$ 3.63
Consolidated diluted EPS (NT$)				
Income before cumulative effect of changes in accounting principles attributable to shareholders of the parent	$ 5.16	$ 4.86	$ 3.66	$ 3.63
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	0.06	0.06	-	-
Income attributable to shareholders of the parent	$ 5.22	$ 4.92	$ 3.66	$ 3.63

Consolidated EPS for the years ended December 31, 2006 and 2005 is computed as follows:

	Amounts (Numerator)		Number of Shares (Denominator) (In Thousands)	EPS (NT$)	
	Before Income Tax	After Income Tax		Before Income Tax	After Income Tax
Year ended December 31, 2006					
Consolidated basic EPS					
Income available to common shareholders of the parent	$134,698,725	$127,009,731	25,788,555	$ 5.22	$ 4.93
Effect of dilutive potential common stock - stock options	-	-	24,628		
Consolidated diluted EPS					
Income available to common shareholders of the parent (including effect of dilutive potential common stock)	$134,698,725	$127,009,731	25,813,183	$ 5.22	$ 4.92
Year ended December 31, 2005					
Consolidated basic EPS					
Income available to common shareholders of the parent	$ 94,214,625	$ 93,575,035	25,763,320	$ 3.66	$ 3.63
Effect of dilutive potential common stock - stock options	-	-	12,647		
Consolidated diluted EPS					
Income available to common shareholders of the parent (including effect of dilutive potential common stock)	$ 94,214,625	$ 93,575,035	25,775,967	$ 3.66	$ 3.63

24. DISCLOSURES FOR FINANCIAL INSTRUMENTS

a. Fair values of financial instruments were as follows:

	December 31			
	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Financial assets at fair value through profit or loss	$ 1,206,854	$ 1,206,854	$ 1,770,445	$ 3,000,839
Available-for-sale financial assets	74,172,343	74,172,343	46,570,085	46,560,924
Held-to-maturity financial assets	37,484,318	37,375,517	29,377,817	29,081,927
Investments accounted for using equity method (with market price)	5,931,755	11,027,066	5,419,747	10,991,064
Liabilities				
Financial liabilities at fair value through profit or loss	10,864	10,864	234,279	173
Bonds payable (including current portion)	19,500,000	19,817,149	19,500,000	19,924,923
Long-term bank loans (including current portion)	658,096	658,096	668,629	668,629
Other long-term payables (including current portion)	10,413,125	10,413,125	11,212,390	11,212,390
Obligations under capital leases	612,941	612,941	597,669	597,669

b. Methods and assumptions used in the determination of fair values of financial instruments

1) The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, short-term bank loans, payables, and payables to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values.

2) Fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets other than derivatives and structured time deposits were based on their quoted market prices.

3) Fair values of derivatives and structured time deposits were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4) Fair value of bonds payable was based on their quoted market price.

5) Fair values of long-term bank loans, other long-term payables and obligation under capital leases were based on the present value of expected cash flows, which approximate their carrying amount.

c. Gains recognized for the changes in fair value of derivatives estimated using valuation techniques were NT$33,739 thousand for the year ended December 31, 2006.

d. As of December 31, 2006 and 2005, financial assets exposed to fair value interest rate risk were NT$111,492,332 thousand and NT$77,190,280 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$10,864 thousand and NT$234,279 thousand, respectively, and financial assets exposed to cash flow interest rate risk were NT$7,171,120 thousand and NT$7,227,000 thousand, respectively.

e. The Company recognized an unrealized gain of NT$388,164 thousand (NT$386,017 thousand attributable to shareholders' equity of the parent and NT$2,147 thousand attributable to minority interests) in shareholder's equity for the changes in fair value of available-for-sale financial assets for the year ended December 31, 2006. The Company also recognized an unrealized gain of NT$175,598 thousand in shareholders' equity for the changes in fair value of available-for-sale financial assets held by equity method investees for the year ended December 31, 2006.

f. Information about financial risk

1) Market risk. The publicly-traded stocks categorized as financial assets at fair value through profit or loss are exposed to market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency-denominated assets and liabilities. Therefore, the market risk of derivatives will be offset by the foreign exchange risk of these assets and liabilities. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities. Therefore, the fluctuations in market interest rates would result in changes in fair values of these debt securities.

2) Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations, and government agencies. Management believes that the Company's exposure to default by those parties is low.

3) Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and loans. Therefore, the liquidity risk is low.

4) Cash flow interest rate risk. The Company mainly engages in investments in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

25. RELATED PARTY TRANSACTIONS

Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:

a. Industrial Technology Research Institute (ITRI), the chairman of TSMC was one of ITRI's supervisors, who resigned in October 2006.

b. Philips, a major shareholder of TSMC

c. Investees of TSMC

VIS (accounted for using equity method)
SSMC (accounted for using equity method)

d. Indirect investee

VisEra, originally an investee over which the Company had a controlling interest; beginning in November 2005, VisEra became an indirect investee accounted for using the equity method due to changes in investment structure.

XinTec Corporation (XinTec), the chairman of VisEra was previously one of Xintec's directors. Because VisEra has not been a consolidated entity of the Company since November 2005, XinTec is no longer considered a related party.

e. Omnivision International Holding, Ltd. (Omnivision), originally a shareholder holding a 25% ownership in VisEra. Because VisEra has not been a consolidated entity of the Company since November 2005, Omnivision is no longer considered a related party.

f. Huawei Semiconductor (Shanghai) Co., Ltd. (Huawei), which has the same president as VisEra. However, because VisEra has not been a consolidated entity of the Company since November 2005, Huawei is no longer considered a related party.

	2006		2005	
	Amount	%	Amount	%
For the year				
Sales				
Philips	$ 4,024,990	1	$ 3,298,770	1
Omnivision	-	-	2,489,252	1
Others	162,343	-	492,683	-
	$ 4,187,333	1	$ 6,280,705	2
Purchases				
SSMC	$ 6,820,632	4	$ 5,729,672	4
VIS	3,919,566	3	4,142,457	3
	$ 10,740,198	7	$ 9,872,129	7
Manufacturing expenses - technical assistance fees Philips (see Note 27a)	$ 755,904	-	$ 581,059	-
Non-operating income and gains				
SSMC (primarily technical service income; see Note 27e)	$ 314,953	3	$ 316,243	4
VIS (primarily technical service income; see Note 27h)	261,245	3	210,720	3
VisEra	246,242	2	308,071	4
	$ 822,440	8	$ 835,034	11
As of December 31				
Receivables				
Philips	$ 250,919	99	$ 573,565	83
Others	1,420	1	119,701	17
	$ 252,339	100	$ 693,266	100
Other receivables				
VIS	$ 121,911	47	$ 74,457	12
SSMC	69,568	27	149,251	25
VisEra	58,989	23	374,202	63
Others	6,395	3	-	-
	$ 256,863	100	$ 597,910	100
Payables				
VIS	$ 719,832	38	$ 563,240	32
Philips	688,591	37	693,956	40
SSMC	459,305	25	485,873	28
	$ 1,867,728	100	$ 1,743,069	100
Other long-term payables				
Philips (see Note 27a)	$ 403,375	100	$ 1,100,475	100
Deferred credits				
VisEra	$ 124,350	11	$ 186,525	14

The terms of sales to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.

The Company leased certain buildings and facilities to VisEra with a monthly rental of NT$7,684 thousand (classified under non-operating incomes and gains). The Company deferred the gains (classified under deferred credits) derived from sales of property, plant, and equipment to VisEra, and then recognized such gains (classified under non-operating incomes and gains) over the depreciable lives of the disposed assets.

26. SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land from the SPA. These operating leases expire on various dates from March 2008 to December 2021 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain equipment located in North America, Japan and Shanghai. These operating leases expire between 2007 and 2011 and can be renewed upon expiration.

As of December 31, 2006, future lease payments were as follows:

Year	Amount
2007	$ 945,657
2008	697,264
2009	422,415
2010	306,709
2011	211,051
2012 and thereafter	1,507,005
	$ 4,090,101

27. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of December 31, 2006, excluding those disclosed in other notes, were as follows:

a. On June 20, 2004, TSMC and Philips amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between TSMC and Philips will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, TSMC will pay Philips royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of TSMC's annual net sales. TSMC and Philips agreed to cross license the patents owned by each party. TSMC also obtained through Philips a number of cross patent licenses.

b. Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC's capacity if TSMC's outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992, 1997, 2002 and on January 1, 2007.

c. Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2006, TSMC had a total of US$116,297 thousand of guarantee deposits.

d. Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC's equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP) committed to buy specific percentages of the production capacity of SSMC. TSMC and Philips (now NXP) are required, in the aggregate, to purchase up to 70% of SSMC's capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e. TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f. Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, TSMC shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives written notice for early termination under certain conditions. In January 2003, TSMC and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, TSMC will be relieved of any further obligation to transfer any additional technology. In addition, TSMC granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g. In December 2003, TSMC entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. TSMC will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, TSMC will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

h. TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

i. Effective January 1, 2006, the Company entered into the Joint Technology Cooperation Agreement with Philips, Freescale Semiconductor, Inc. and STMicroelectronics to jointly develop 45-nm and beyond advanced CMOS Logic and e-DRAM technologies. The Company will contribute process technologies and share a portion of the costs associated with this joint development project. This agreement will expire on December 31, 2008.

j. TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation ("SMIC"), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC's trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, SMIC shall pay TSMC US$175,000 thousand over six years to resolve TSMC's claims. As of December 31, 2006, SMIC had paid US$60,000 thousand in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC-North America and Wafertech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court, alleging TSMC of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC's August complaint. The outcome of this litigation cannot be determined at this time.

k. TSMC-Shanghai entered into an agreement with a certain foreign company. In accordance with the agreement, TSMC-Shanghai is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC-Shanghai is obligated to compensate the counterparty for the loss incurred.

l. Amounts available under unused letters of credit as of December 31, 2006 were NT$6,480 thousand.

28. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for TSMC and its investees:

a. Financing provided: Please see Table 1 attached;

b. Endorsement/guarantee provided: Please see Table 2 attached;

c. Marketable securities held: Please see Table 3 attached;

d. Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e. Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f. Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g. Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h. Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i. Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 8 attached;

j. Information on investment in Mainland China

1) The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 9 attached.

2) Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 10 attached.

k. Intercompany relationships and significant intercompany transactions: Please see Table 10 attached.

29. SEGMENT FINANCIAL INFORMATION

a. Industry financial information

The Company is engaged mainly in the manufacturing, selling, packaging and testing of integrated circuits. Therefore, the disclosure of industry financial information is not applicable to the Company.

b. Geographic information:

	North America and Others	Taiwan	Adjustments and Elimination	Consolidated
2006				
Sales to other than consolidated entities	$ 191,511,929	$ 125,895,242	$ -	$ 317,407,171
Sales among consolidated entities	18,998,614	191,345,140	(210,343,754)	-
Total sales	$ 210,510,543	$ 317,240,382	$ (210,343,754)	$ 317,407,171
Gross profit	$ 5,641,405	$ 150,498,038	$ (329,353)	$ 155,810,090
Operating expenses				(28,545,396)
Non-operating income and gains				9,705,592
Non-operating expenses and losses				(3,608,078)
Income before income tax				$ 133,362,208
Identifiable assets	$ 133,341,631	$ 441,339,388	$ (41,091,011)	$ 533,590,008
Long-term investments				53,895,151
Total assets				$ 587,485,159
2005				
Sales to other than consolidated entities	$ 152,517,793	$ 114,047,277	$ -	$ 266,565,070
Sales among consolidated entities	13,513,219	152,132,512	(165,645,731)	-
Total sales	$ 166,031,012	$ 266,179,789	$ (165,645,731)	$ 266,565,070
Gross profit	$ 2,858,063	$ 115,722,187	$ (377,376)	$ 118,202,874
Operating expenses				(27,234,315)
Non-operating income and gains				9,399,360
Non-operating expenses and losses				(6,104,672)
Income before income tax				$ 94,263,247
Identifiable assets	$ 92,904,411	$ 430,083,964	$ (45,861,280)	$ 477,127,095
Long-term investments				42,382,494
Total assets				$ 519,509,589

c. Export sales

The export sales were as follows:

Area	Years Ended December 31	
	2006	2005
Asia	$ 62,434,071	$ 64,942,647
Europe and others	23,764,877	15,932,575
	$ 86,198,948	$ 80,875,222

The export sales information is based on the amounts billed to customers within the areas.

d. Major customers representing at least 10% of gross sales

	Years Ended December 31			
	2006		2005	
	Amount	%	Amount	%
Customer A	$ 33,950,441	11	$ 24,718,306	9
Customer B	25,214,878	8	29,855,447	11

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCING PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Name	Counter-party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousands)	Ending Balance (US$ in Thousands)	Interest Rate	Type of Financing (Note 1)	Transaction Amounts	Reasons for Short-term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company	Financing Company's Financing Amount Limits (US$ in Thousands)
											Item	Value		
1	TSMC International	TSMC Development	Other receivables	$ 1,140,860 (US$ 35,000)	$ -	1.50%	2	$ -	Operating capital	$ -	-	$ -	N/A	$ 32,203,805 (US$ 987,968) (Note 2)

Note 1: The type No 2 represents necessary for short-term financing.
Note 2: Not exceeding the issued capital of the Company.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENT/GUARANTEE PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Endorsement/ Guarantee Provider	Counter-party		Limits on Each Counter-party's Endorsement/ Guarantee Amounts	Maximum Balance for the Period (US$ in Thousands)	Ending Balance (US$ in Thousands)	Value of Collateral Property, Plant and Equipment	Ratio of Accumulated Amount of Collateral to Net Equity of the Latest Financial Statement	Maximum Collateral/Guarantee Amounts Allowable (Note 1)
		Name	Nature of Relationship (Note 2)						
0	TSMC	TSMC-North America	2	Not exceed 10% of the net worth of the Company, and be also limited to the paid-in capital of the endorsement/guarantee company, unless otherwise approved by Board of Directors.	$ 1,303,840 (US$ 40,000)	$ -	$ -	-	$ 126,995,321
		TSMC Development	3		$ 1,955,760 (US$ 60,000)	-	-	-	

Note 1: 25% of the net worth of the Company as of December 31, 2006.
Note 2: The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest.
The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD
DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
The Company	Government bond							
	2004 Government Bond Series B	-	Available-for-sale financial assets	-	$ 999,779	N/A	$ 999,779	
	2003 Government Bond Series B	-	〃	-	998,288	N/A	998,288	
	2006 Government Bond Series D	-	Held-to-maturity financial assets	-	3,657,320	N/A	3,657,446	
	2005 Government Bond Series A	-	〃	-	3,049,919	N/A	3,049,726	
	2003 Government Bond Series B	-	〃	-	1,647,851	N/A	1,645,179	
	2003 Asian Development Bank Govt. Bond	-	〃	-	835,840	N/A	875,103	
	2003 Government Bond Series F	-	〃	-	797,299	N/A	796,354	
	2004 Kaohsiung Municipal Series A	-	〃	-	620,000	N/A	618,760	
	2003 Government Bond Series H	-	〃	-	401,568	N/A	400,920	
	European Investment Bank Bonds	-	〃	-	372,265	N/A	400,000	
	2002 Government Bond Series B	-	〃	-	350,399	N/A	350,378	
	2004 Kaohsiung Municipal Series B	-	〃	-	249,998	N/A	250,004	
	2003 European Bank for Recomspruction and Developement Govt. Bond Series A	-	〃	-	88,198	N/A	90,000	
	Open-end mutual funds							
	NITC Bond Fund	-	Available-for-sale financial assets	22,219	3,655,939	N/A	3,655,939	
	ABN AMRO Bond Fund	-	〃	175,156	2,639,459	N/A	2,639,459	
	Fuh Hwa Bond	-	〃	125,122	1,667,908	N/A	1,667,908	
	Mega Diamond Bond Fund	-	〃	139,333	1,602,947	N/A	1,602,947	
	Prudential Financial Bond Fund	-	〃	103,751	1,516,294	N/A	1,516,294	
	NITC Taiwan Bond	-	〃	93,312	1,314,669	N/A	1,314,669	
	JF Taiwan Bond Fund	-	〃	85,145	1,299,088	N/A	1,299,088	
	Cathay Bond	-	〃	109,720	1,265,092	N/A	1,265,092	
	Jih Sun Bond Fund	-	〃	88,165	1,202,901	N/A	1,202,901	
	Dresdner Bond DAM Fund	-	〃	95,553	1,107,206	N/A	1,107,206	
	ABN AMRO Income	-	〃	63,947	1,012,377	N/A	1,012,377	
	President James Bond	-	〃	65,496	1,010,426	N/A	1,010,426	
	AIG Taiwan Bond Fund	-	〃	78,629	1,002,595	N/A	1,002,595	
	JF Taiwan First Bond Fund	-	〃	66,826	939,082	N/A	939,082	
	Shinkong Chi Shin Bond Fund	-	〃	62,183	890,660	N/A	890,660	
	ABN AMRO Select Bond Fund	-	〃	76,593	868,076	N/A	868,076	
	Taishin Lucky Fund	-	〃	78,624	806,386	N/A	806,386	
	Polaris De-Bao Fund	-	〃	63,273	701,069	N/A	701,069	
	TIIM High Yield	-	〃	44,685	554,863	N/A	554,863	
	HSBC Taiwan Money Management	-	〃	34,093	506,250	N/A	506,250	
	Invesco Bond Fund	-	〃	27,176	403,774	N/A	403,774	
	Corporate bond							
	Hua Nan Bank	-	Available-for-sale financial assets	-	1,545,864	N/A	1,545,864	
	Cathay Bank	-	〃	-	1,159,576	N/A	1,159,576	
	Taiwan Power Company	-	〃	-	1,046,799	N/A	1,046,799	
	Formosa Petrochemical Corporation	-	〃	-	397,963	N/A	397,963	
	Taiwan Power Company	-	Hold-to-maturity financial assets	-	4,080,391	N/A	4,087,276	
	Formosa Petrochemical Corporation	-	〃	-	3,566,946	N/A	3,563,249	
	Nan Ya Plastics Corporation	-	〃	-	2,773,810	N/A	2,781,223	
	Chinese Petroleum Corporation	-	〃	-	1,451,378	N/A	1,450,722	
	China Steel Corporation	-	〃	-	1,000,000	N/A	999,689	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Formosa Plastic Corporation	-	Hold-to-maturity financial assets	-	$ 516,663	N/A	$ 519,076	
	Shanghai commercial & Saving Bank	-	〃	-	286,497	N/A	286,408	
	Formosa Chemicals & Fiber Corporation	-	〃	-	66,856	N/A	68,123	
	Stocks							
	TSMC Global	Subsidiary	Invest accounted for using equity method	1	42,496,592	100	42,496,592	
	TSMC International	Subsidiary	〃	987,968	26,593,749	100	26,593,749	
	SSMC	Investee accounted for using equity method	〃	463	7,960,869	39	6,794,726	
	VIS	Investee accounted for using equity method	〃	442,262	5,741,870	27	10,813,301	
	TSMC Partners	Subsidiary	〃	300	4,433,819	100	4,433,819	
	TSMC-North America	Subsidiary	〃	11,000	2,014,990	100	2,014,990	
	GUC	Investee with controlling financial interest	〃	41,263	629,755	38	6,230,739	
	TSMC-Japan	Subsidiary	〃	6	95,757	100	95,757	
	TSMC-Europe	Subsidiary	〃	-	49,741	100	49,741	
	TSMC-Korea	Subsidiary	〃	80	14,706	100	14,706	
	United Industrial Gases Co., Ltd.	-	Financial assets carried at cost	16,783	193,584	10	299,493	
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	105,000	7	223,062	
	W.K. Technology Fund IV	-	〃	4,000	40,000	2	51,398	
	Hontung Venture Capital Co., Ltd.	-	〃	2,633	26,329	10	26,310	
	Fund							
	Horizon Ventures Fund	-	Financial assets carried at cost	-	280,179	12	280,179	
	Crimson Asia Capital	-	〃	-	67,751	1	67,751	
	Capital							
	TSMC-Shanghai	Subsidiary	Investment accounted for using equity method	-	9,027,984	100	9,027,984	
	Emerging Alliance	Subsidiary	〃	-	793,585	99	793,585	
	VTAF II	Subsidiary	〃	-	733,130	98	731,808	
	VTAF III	Subsidiary	〃	-	228,005	98	225,545	
	Chi Cheng	Subsidiary	〃	-	115,507	36	574,071	
	Hsin Ruey	Subsidiary	〃	-	114,297	36	573,809	
Chi Cherng	Stock							
	TSMC	Parent Company	Available-for-sale financial assets	16,947	1,143,941	N/A	1,143,941	Treasury stock of NT$458,564 thousand is deducted from the carrying value
	VIS	Equity method investee	Investments accounted for using equity method	5,032	107,224	-	107,224	
Hsin Ruey	Stock							
	TSMC	Parent Company	Available-for-sale financial assets	16,979	1,146,085	N/A	1,146,085	Treasury stock of NT$459,511 thousand is deducted from the carrying value

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	VIS	Equity method investee	Investments accounted for using equity method	3,711	$ 82,661	-	$ 82,661	
TSMC International	Stock							
	InveStar	Subsidiary	Investments accounted for using equity method	9,207	US$ 26,185	97	US$ 26,185	
	InveStar II	Subsidiary	〃	51,300	US$ 46,195	97	US$ 46,195	
	TSMC Development	Subsidiary	〃	1	US$ 659,356	100	US$ 659,356	
	TSMC Technology	Subsidiary	〃	1	US$ 6,058	100	US$ 4,473	
TSMC Development	WaferTech	Subsidiary	Investments accounted for using equity method	-	US$ 282,420	100	US$ 282,420	
Partners	Common stock							
	VisEra Holdings	Equity method investee	Investments accounted for using equity method	25,000	US$ 34,000	49	US$ 34,000	
Emerging Alliance	Common stock							
	NetLogic Microsystems, Inc.	-	Financial assets at fair value through profit or loss	84	US$ 1,828	-	US$ 1,828	
	Pixim, Inc.	-	Financial assets carried at cost	1,924	US$ 512	4	US$ 512	
	RichWave Technology Corp.	-	〃	4,247	US$ 1,648	13	US$ 1,648	
	Global Investment Holding Inc.	-	〃	10,800	$ 100,000	6	$ 100,000	
	Preferred stock							
	Ikanos Communication, Inc.	-	Available-for-sale financial assets	515	US$ 4,473	2	US$ 4,473	
	Audience, Inc.	-	Financial assets carried at cost	1,654	US$ 250	1	US$ 250	
	Axiom Microdevices, Inc.	-	〃	1,000	US$ 1,000	3	US$ 1,000	
	Centrality Comunications	-	〃	1,325	US$ 1,800	3	US$ 1,800	
	Miradia, Inc.	-	〃	3,040	US$ 1,000	3	US$ 1,000	
	Mobilygen	-	〃	1,415	US$ 750	1	US$ 750	
	Mosaic Systems, Inc.	-	〃	2,481	US$ 12	6	US$ 12	
	Next IO, Inc.	-	〃	800	US$ 500	2	US$ 500	
	NuCORE Technology Inc.	-	〃	2,254	US$ 1,455	2	US$ 1,455	
	Optichron, Inc.	-	〃	714	US$ 1,000	4	US$ 1,000	
	Optimal Corporation	-	〃	582	US$ 600	4	US$ 600	
	Pixim, Inc.	-	〃	2,193	US$ 583	-	US$ 583	
	Reflectivity, Inc.	-	〃	4,848	US$ 531	4	US$ 531	
	Teknovus, Inc.	-	〃	6,977	US$ 1,327	3	US$ 1,327	
	Zenasis Technologies, Inc.	-	〃	2,410	US$ 1,399	5	US$ 1,399	
	Option							
	Pixim, Inc.	-	Financial assets carried at cost	242	-	N/A	-	
VTAF II	Common stock							
	Beceem Communications	-	Financial assets carried at cost	650	US$ 1,600	1	US$ 1,600	
	Leadtrend	-	〃	1,150	US$ 660	6	US$ 660	
	Yobon	-	〃	1,675	US$ 787	13	US$ 787	
	Sentelic	-	〃	1,200	US$ 2,040	15	US$ 2,040	
	Preferred stock							
	5V Technologies, Inc.	-	Financial assets carried at cost	2,357	US$ 1,768	11	US$ 1,768	
	Ageia Technologies, Inc.	-	〃	2,030	US$ 2,074	2	US$ 2,074	
	Aquantia Corporation	-	〃	1,264	US$ 1,150	5	US$ 1,150	
	Audience, Inc.	-	〃	2,208	US$ 474	1	US$ 474	
	Axiom Microdevices, Inc.	-	〃	3,015	US$ 1,466	2	US$ 1,466	
	GemFire Corporation	-	〃	600	US$ 68	1	US$ 68	
	Impinj, Inc.	-	〃	257	US$ 500	-	US$ 500	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006 Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	Note
	Miradia, Inc.	-	Financial assets carried at cost	2,740	US$ 2,424	3	US$ 2,424	
	Next IO, Inc.	-	〃	216	US$ 182	-	US$ 182	
	Optichron, Inc.	-	〃	353	US$ 869	2	US$ 869	
	Power Analog Microelectronics	-	〃	2,000	US$ 1,500	13	US$ 1,500	
	Powerprecise Solutions, Inc.	-	〃	1,445	US$ 1,400	11	US$ 1,400	
	RichWave Technology Corp.	-	〃	500	US$ 231	2	US$ 231	
	Teknovus, Inc.	-	〃	518	US$ 119	-	US$ 119	
	Tzero Technologies, Inc.	-	〃	730	US$ 1,500	2	US$ 1,500	
	Xceive	-	〃	714	US$ 1,000	2	US$ 1,000	
VTAF III	Common stock							
	M2000, Inc.	-	Financial assets carried at cost	1,500	US$ 1,500	4	US$ 1,500	
	Mutual-Pak Limited	-	〃	170	US$ 52	13	US$ 52	
	Quellan, Inc.	-	〃	2,231	US$ 2,500	7	US$ 2,500	
	SynDiTec, Inc.	-	〃	4,332	US$ 720	7	US$ 720	
	Validity-Pak Limited	-	〃	5,333	US$ 2,000	7	US$ 2,000	
Investar	Common stock							
	Monolithic Power Systems, Inc.	-	Financial assets at fair value through profit or loss	1,975	US$ 21,939	7	US$ 21,939	
	Broadtek Electronics Corp.	-	〃	29	US$ 10	-	US$ 10	
	Broadtek Electronics Corp.	-	Available-for-sale financial assets	116	US$ 40	-	US$ 40	
	Capella Microsystems (Taiwan), Inc.	-	Financial assets carried at cost	530	US$ 154	2	US$ 154	
	Preferred stock							
	Integrated Memory Logic,Inc.	-	Financial assets carried at cost	1,831	US$ 1,221	9	US$ 1,221	
	IP Unity, Inc.	-	〃	1,008	US$ 494	1	US$ 494	
	Memsic, Inc.	-	〃	2,724	US$ 1,500	9	US$ 1,500	
	NanoAmp Solutions, Inc.	-	〃	541	US$ 853	2	US$ 853	
	Sonics, Inc.	-	〃	1,843	US$ 3,530	2	US$ 3,530	
Investar II	Common stock							
	Monolithic Power Systems, Inc.	-	Financial assets at fair value through profit or loss	864	US$ 9,604	3	US$ 9,604	
	RichTek Technology Corp.	-	〃	255	US$ 2,045	-	US$ 2,045	
	Geo Vision, Inc.	-	〃	46	US$ 229	-	US$ 229	
	RichTek Technology Corp.	-	Available-for-sale financial assets	227	US$ 1,824	-	US$ 1,824	
	Geo Vision, Inc.	-	〃	15	US$ 73	-	US$ 73	
	eChannelOpen Holding, Inc.	-	Financial assets carried at cost	358	US$ 251	4	US$ 251	
	eLCOS Microdisplay Technology, Ltd.	-	〃	270	US$ 27	1	US$ 27	
	EoNEX Technologies, Inc.	-	〃	55	US$ 3,048	5	US$ 3,048	
	Sonics, Inc.	-	〃	2,220	US$ 32	-	US$ 32	
	Epic Communications, Inc.	-	〃	191	US$ 37	1	US$ 37	
	EON Technology, Corp.	-	〃	4,247	US$ 1,175	7	US$ 1,175	
	Goyatek Technology, Corp.	-	〃	2,088	US$ 545	7	US$ 545	
	Capella Microsystems (Taiwan), Inc.	-	〃	534	US$ 210	2	US$ 210	
	Trendchip Technologies Corp.	-	〃	2,000	US$ 574	4	US$ 574	
	Ralink Technology (Taiwan), Inc.	-	〃	1,833	US$ 791	3	US$ 791	
	Auden Technology MFG Co., Ltd.	-	〃	953	US$ 223	4	US$ 223	
	Preferred stock							
	eLCOS Microdisplay Technology, Ltd.	-	Financial assets carried at cost	2,667	US$ 3,500	8	US$ 3,500	
	Alchip Technologies Limited	-	〃	3,531	US$ 2,950	15	US$ 2,950	
	FangTek, Inc.	-	〃	6,930	US$ 3,250	20	US$ 3,250	
	Kilopass Technology, Inc.	-	〃	3,887	US$ 2,000	6	US$ 2,000	
	Memsic, Inc.	-	〃	2,289	US$ 1,560	7	US$ 1,560	
	NanoAmp Solutions, Inc.	-	〃	375	US$ 1,500	1	US$ 1,500	
	Sonics, Inc.	-	〃	2,115	US$ 3,082	6	US$ 3,082	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
GUC	Open-end mutual funds							
	ABN AMRO Bond Fund	-	Available-for-sale financial assets	2,325	$ 35,041	N/A	$ 35,041	
	Ta chong Bond Fund	-	〃	2,306	30,037	N/A	30,037	
	Dresdner Bond DAM Fund	-	〃	2,592	30,036	N/A	30,036	
	NITC Taiwan Bond	-	〃	2,132	30,035	N/A	30,035	
	AIG Taiwan Bond Fund	-	〃	2,355	30,031	N/A	30,031	
	Fuh Hwa You Li Bond Fund	-	〃	2,018	25,035	N/A	25,035	
	Stock							
	Global Unichip Corporation-North America	Subsidiary	Investments accounted for using equity method	100	6,396	100	6,396	
	Global Unichip Japan	Subsidiary	〃	-	2,681	100	2,681	
TSMC Global	Government bond							
	United States Treas Nts	-	Available-for-sale financial assets	-	US$ 151,045	N/A	US$ 151,045	
	Corporate bonds							
	Abbott Labs	-	Available-for-sale financial assets	-	US$ 1,505	N/A	US$ 1,505	
	Abbott Labs	-	〃	-	US$ 2,547	N/A	US$ 2,547	
	Ace Ltd.	-	〃	-	US$ 1,001	N/A	US$ 1,001	
	Aig Sunamerica Global Fing Ix	-	〃	-	US$ 1,000	N/A	US$ 1,000	
	Allstate Life Global Fdg Secd	-	〃	-	US$ 2,956	N/A	US$ 2,956	
	American Express Co.	-	〃	-	US$ 3,452	N/A	US$ 3,452	
	American Gen Fin Corp.	-	〃	-	US$ 1,620	N/A	US$ 1,620	
	American Gen Fin Corp. Mtn	-	〃	-	US$ 3,448	N/A	US$ 3,448	
	American Gen Fin Corp. Mtn	-	〃	-	US$ 1,971	N/A	US$ 1,971	
	American Gen Fin Corp. Mtn	-	〃	-	US$ 1,001	N/A	US$ 1,001	
	American Honda Fin Corp. Mtn	-	〃	-	US$ 3,092	N/A	US$ 3,092	
	American Honda Fin Corp. Mtn	-	〃	-	US$ 801	N/A	US$ 801	
	Ameritech Capital Funding Co.	-	〃	-	US$ 483	N/A	US$ 483	
	Amgen Inc.	-	〃	-	US$ 2,905	N/A	US$ 2,905	
	Anz Cap Tr I	-	〃	-	US$ 972	N/A	US$ 972	
	Associates Corp. North Amer	-	〃	-	US$ 2,541	N/A	US$ 2,541	
	Axa Finl Inc.	-	〃	-	US$ 2,151	N/A	US$ 2,151	
	Bank New York Inc.	-	〃	-	US$ 1,487	N/A	US$ 1,487	
	Bank One Corp.	-	〃	-	US$ 3,365	N/A	US$ 3,365	
	Bank One Corp.	-	〃	-	US$ 2,045	N/A	US$ 2,045	
	Bank Utd Houston Tx Mtbn	-	〃	-	US$ 528	N/A	US$ 528	
	Bear Stearns Cos Inc.	-	〃	-	US$ 3,379	N/A	US$ 3,379	
	Beneficial Corp. Mtn Bk Entry	-	〃	-	US$ 2,297	N/A	US$ 2,297	
	Berkshire Hathaway Fin Corp.	-	〃	-	US$ 1,486	N/A	US$ 1,486	
	Chase Manhattan Corp. New	-	〃	-	US$ 5,077	N/A	US$ 5,077	
	Chase Manhattan Corp. New	-	〃	-	US$ 2,115	N/A	US$ 2,115	
	Chubb Corp.	-	〃	-	US$ 2,116	N/A	US$ 2,116	
	Cit Group Hldgs Inc.	-	〃	-	US$ 3,027	N/A	US$ 3,027	
	Citicorp	-	〃	-	US$ 1,372	N/A	US$ 1,372	
	Cogentrix Energy Inc.	-	〃	-	US$ 3,751	N/A	US$ 3,751	
	Colonial Pipeline Co.	-	〃	-	US$ 1,494	N/A	US$ 1,494	
	Consolidated Edison Inc.	-	〃	-	US$ 2,910	N/A	US$ 2,910	
	Countrywide Fdg Corp. Mtn	-	〃	-	US$ 2,037	N/A	US$ 2,037	
	Credit Suisse Find Products	-	〃	-	US$ 1,500	N/A	US$ 1,500	
	Credit Suisse First Boston	-	〃	-	US$ 734	N/A	US$ 734	
	Credit Suisse First Boston USA	-	〃	-	US$ 2,177	N/A	US$ 2,177	
	Daimlerchrysler North Amer	-	〃	-	US$ 977	N/A	US$ 977	
	Daimlerchrysler North Amer Hld	-	〃	-	US$ 751	N/A	US$ 751	
	Dayton Hudson Corp.	-	〃	-	US$ 2,020	N/A	US$ 2,020	
	Deere John Cap Corp.	-	〃	-	US$ 4,928	N/A	US$ 4,928	
	Dell Computer Corp.	-	〃	-	US$ 2,820	N/A	US$ 2,820	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Den Danske Bk Aktieselskab	-	Available-for-sale financial assets	-	US$ 2,019	N/A	US$ 2,019	
	Diageo Plc	-	〃	-	US$ 3,444	N/A	US$ 3,444	
	Emerson Elec Co.	-	〃	-	US$ 3,215	N/A	US$ 3,215	
	European Invt Bk	-	〃	-	US$ 3,970	N/A	US$ 3,970	
	European Invt Bk	-	〃	-	US$ 6,057	N/A	US$ 6,057	
	Federal Home Ln Bks	-	〃	-	US$ 7,937	N/A	US$ 7,937	
	Fifth Third Bk Cincinnati Oh	-	〃	-	US$ 2,427	N/A	US$ 2,427	
	Fleet Boston Corp.	-	〃	-	US$ 2,643	N/A	US$ 2,643	
	Fleet Finl Group Inc. New	-	〃	-	US$ 905	N/A	US$ 905	
	Fpl Group Cap Inc.	-	〃	-	US$ 849	N/A	US$ 849	
	Ge Global Ins Hldg Corp.	-	〃	-	US$ 1,915	N/A	US$ 1,915	
	General Elec Cap Corp. Mtn	-	〃	-	US$ 3,888	N/A	US$ 3,888	
	General Elec Cap Corp. Mtn	-	〃	-	US$ 8,759	N/A	US$ 8,759	
	General Elec Cap Corp. Mtn	-	〃	-	US$ 8,282	N/A	US$ 8,282	
	General Elec Cap Corp. Mtn	-	〃	-	US$ 2,119	N/A	US$ 2,119	
	General Re Corp.	-	〃	-	US$ 3,292	N/A	US$ 3,292	
	Goldman Sachs Group Inc.	-	〃	-	US$ 4,989	N/A	US$ 4,989	
	Goldman Sachs Group Inc.	-	〃	-	US$ 3,456	N/A	US$ 3,456	
	Greenpoint Finl Corp.	-	〃	-	US$ 968	N/A	US$ 968	
	Hancock John Global Fdg Ii Mtn	-	〃	-	US$ 2,896	N/A	US$ 2,896	
	Hancock John Global Fdg Ii Mtn	-	〃	-	US$ 5,132	N/A	US$ 5,132	
	Hancock John Global Fdg Mtn	-	〃	-	US$ 975	N/A	US$ 975	
	Hartford Finl Svcs Group Inc.	-	〃	-	US$ 5,037	N/A	US$ 5,037	
	Hartford Finl Svcs Group Inc.	-	〃	-	US$ 1,345	N/A	US$ 1,345	
	Hbos Plc Medium Term Sr Nts	-	〃	-	US$ 3,205	N/A	US$ 3,205	
	Hbos Plc Medium Term Sr Nts	-	〃	-	US$ 2,952	N/A	US$ 2,952	
	Heller Finl Inc.	-	〃	-	US$ 1,929	N/A	US$ 1,929	
	Hershey Foods Corp.	-	〃	-	US$ 1,504	N/A	US$ 1,504	
	Household Fin Corp.	-	〃	-	US$ 2,903	N/A	US$ 2,903	
	Household Fin Corp.	-	〃	-	US$ 501	N/A	US$ 501	
	Household Intl Inc.	-	〃	-	US$ 2,851	N/A	US$ 2,851	
	Hsbc Fin Corp.	-	〃	-	US$ 3,028	N/A	US$ 3,028	
	Hsbc Fin Corp. Mtn	-	〃	-	US$ 5,096	N/A	US$ 5,096	
	Huntington National Bank	-	〃	-	US$ 1,886	N/A	US$ 1,886	
	Ing Sec Life Instl Fdg	-	〃	-	US$ 2,483	N/A	US$ 2,483	
	International Business Machs	-	〃	-	US$ 2,217	N/A	US$ 2,217	
	Intl Lease Fin Corp. Mtn	-	〃	-	US$ 2,939	N/A	US$ 2,939	
	Intl Lease Fin Corp. Mtn	-	〃	-	US$ 4,138	N/A	US$ 4,138	
	JP Morgan Chase + Co.	-	〃	-	US$ 3,298	N/A	US$ 3,298	
	Jackson Natl Life Global Fdg	-	〃	-	US$ 1,000	N/A	US$ 1,000	
	Key Bk Na Med Term Nts Bk Entr	-	〃	-	US$ 4,401	N/A	US$ 4,401	
	KeyCorp. Mtn Book Entry	-	〃	-	US$ 3,010	N/A	US$ 3,010	
	Kraft Foods Inc.	-	〃	-	US$ 1,000	N/A	US$ 1,000	
	Lehman Brothers Hldgs Inc.	-	〃	-	US$ 1,626	N/A	US$ 1,626	
	Lehman Brothers Hldgs Inc.	-	〃	-	US$ 487	N/A	US$ 487	
	Lehman Brothers Hldgs Inc.	-	〃	-	US$ 989	N/A	US$ 989	
	Lehman Brothers Hldgs Inc.	-	〃	-	US$ 3,150	N/A	US$ 3,150	
	Lehman Brothers Hldgs Inc.	-	〃	-	US$ 1,077	N/A	US$ 1,077	
	Lincoln Natl Corp. In	-	〃	-	US$ 500	N/A	US$ 500	
	Marshall + Ilsley Corp.	-	〃	-	US$ 8,420	N/A	US$ 8,420	
	Mbna America Bank Na Y	-	〃	-	US$ 6,403	N/A	US$ 6,403	
	Merita Bk Ltd. Ny Brh	-	〃	-	US$ 501	N/A	US$ 501	
	Merrill Lynch + Co. Inc.	-	〃	-	US$ 3,453	N/A	US$ 3,453	
	Merrill Lynch + Co. Inc.	-	〃	-	US$ 1,985	N/A	US$ 1,985	
	Merrill Lynch + Co. Inc.	-	〃	-	US$ 4,865	N/A	US$ 4,865	
	Metropolitan Life Global Mtn	-	〃	-	US$ 3,369	N/A	US$ 3,369	
	Mgic Invt Corp.	-	〃	-	US$ 1,204	N/A	US$ 1,204	
	Monumental Global Fdg II	-	〃	-	US$ 1,468	N/A	US$ 1,468	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Monumental Global Fdg II 2002a	-	Available-for-sale financial assets	-	US$ 1,000	N/A	US$ 1,000	
	Monunmetal Global Fdg II	-	〃	-	US$ 1,961	N/A	US$ 1,961	
	Mony Group Inc.	-	〃	-	US$ 2,175	N/A	US$ 2,175	
	Morgan Stanley	-	〃	-	US$ 1,926	N/A	US$ 1,926	
	Morgan Stanley	-	〃	-	US$ 2,126	N/A	US$ 2,126	
	National City Corp.	-	〃	-	US$ 3,410	N/A	US$ 3,410	
	National Westminster Bk Plc	-	〃	-	US$ 1,323	N/A	US$ 1,323	
	Nationwide Bldg Soc	-	〃	-	US$ 3,537	N/A	US$ 3,537	
	Nationwide Life Global Fdg I	-	〃	-	US$ 3,501	N/A	US$ 3,501	
	Nationwide Life Global Mtn	-	〃	-	US$ 1,485	N/A	US$ 1,485	
	Nucor Corp.	-	〃	-	US$ 3,797	N/A	US$ 3,797	
	Oracle Corp. / Ozark Hldg Inc.	-	〃	-	US$ 1,973	N/A	US$ 1,973	
	Pepsico Inc. Mtn Book Entry	-	〃	-	US$ 3,619	N/A	US$ 3,619	
	Pnc Fdg Corp.	-	〃	-	US$ 1,007	N/A	US$ 1,007	
	Popular North Amer Inc.	-	〃	-	US$ 2,910	N/A	US$ 2,910	
	Praxair Inc.	-	〃	-	US$ 3,138	N/A	US$ 3,138	
	Premark Intl Inc.	-	〃	-	US$ 2,729	N/A	US$ 2,729	
	Pricoa Global Fdg I Mtn	-	〃	-	US$ 3,401	N/A	US$ 3,401	
	Principal Finl Group Australia	-	〃	-	US$ 1,013	N/A	US$ 1,013	
	Principal Life Global Fdg I Gl	-	〃	-	US$ 1,165	N/A	US$ 1,165	
	Protective Life Secd Trs	-	〃	-	US$ 2,913	N/A	US$ 2,913	
	Protective Life Secd Trs Mtn	-	〃	-	US$ 3,390	N/A	US$ 3,390	
	Prudential Ins Co. Amer	-	〃	-	US$ 2,629	N/A	US$ 2,629	
	Public Svc Elec Gas Co.	-	〃	-	US$ 3,682	N/A	US$ 3,682	
	Regions Finl Corp. New	-	〃	-	US$ 2,371	N/A	US$ 2,371	
	Safeco Corp.	-	〃	-	US$ 715	N/A	US$ 715	
	Sbc Communications Inc.	-	〃	-	US$ 1,041	N/A	US$ 1,041	
	Sbc Communications Inc.	-	〃	-	US$ 697	N/A	US$ 697	
	Simon Ppty Group Lp	-	〃	-	US$ 1,009	N/A	US$ 1,009	
	Slm Corp. Medium Term Nts	-	〃	-	US$ 8,998	N/A	US$ 8,998	
	Sp Powerassests Ltd. Global	-	〃	-	US$ 969	N/A	US$ 969	
	St Paul Cos Inc. Mtn Bk Ent	-	〃	-	US$ 2,550	N/A	US$ 2,550	
	Suntrust Bk Atlanta Ga Medium	-	〃	-	US$ 3,442	N/A	US$ 3,442	
	Tiaa Global Mkts Inc.	-	〃	-	US$ 500	N/A	US$ 500	
	Unitedhealth Group Inc.	-	〃	-	US$ 3,000	N/A	US$ 3,000	
	Us Bk Natl Assn Cincinnati Oh	-	〃	-	US$ 2,915	N/A	US$ 2,915	
	Vodafone Airtouch Plc	-	〃	-	US$ 4,449	N/A	US$ 4,449	
	Wachovia Corp. New	-	〃	-	US$ 2,040	N/A	US$ 2,040	
	Washington Mut Bk Fa	-	〃	-	US$ 3,997	N/A	US$ 3,997	
	Washington Mut Inc.	-	〃	-	US$ 1,692	N/A	US$ 1,692	
	Washington Mut Inc.	-	〃	-	US$ 1,000	N/A	US$ 1,000	
	Washington Post Co.	-	〃	-	US$ 3,001	N/A	US$ 3,001	
	Wells Fargo + Co. New	-	〃	-	US$ 2,943	N/A	US$ 2,943	
	Wells Fargo + Co. New Med Trm	-	〃	-	US$ 4,311	N/A	US$ 4,311	
	Westfield Cap Corp. Ltd.	-	〃	-	US$ 2,005	N/A	US$ 2,005	
	Wps Resources Corp.	-	〃	-	US$ 1,047	N/A	US$ 1,047	
	Corporate issued asset - backed securities							
	American Home Mtg Invt Tr	-	Available-for-sale financial assets	-	US$ 116	N/A	US$ 116	
	Americredit Auto Rec Tr	-	〃	-	US$ 1,004	N/A	US$ 1,004	
	Americredit Automobile Rec Tr	-	〃	-	US$ 1,116	N/A	US$ 1,116	
	Americredit Automobile Rec Tr	-	〃	-	US$ 2,598	N/A	US$ 2,598	
	Americredit Automobile Rec Tr	-	〃	-	US$ 3,269	N/A	US$ 3,269	
	Americredit Automobile Receiva	-	〃	-	US$ 4,609	N/A	US$ 4,609	
	Americredit Automobile Receivb	-	〃	-	US$ 2,891	N/A	US$ 2,891	
	Atlantic City Elc Trns Fdgllc	-	〃	-	US$ 420	N/A	US$ 420	
	Ba Cr Card Tr	-	〃	-	US$ 4,300	N/A	US$ 4,300	
	Banc Amer Coml Mtg Inc.	-	〃	-	US$ 2,869	N/A	US$ 2,869	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Banc Amer Fdg 2006 I Tr	-	Available-for-sale financial assets	-	US$ 4,332	N/A	US$ 4,332	
	Bank Of Amer Lease Equip Tr	-	〃	-	US$ 1,057	N/A	US$ 1,057	
	Bear Stearns Alt A Tr	-	〃	-	US$ 628	N/A	US$ 628	
	Bear Stearns Arm Tr	-	〃	-	US$ 3,480	N/A	US$ 3,480	
	Bear Stearns Arm Tr	-	〃	-	US$ 1,951	N/A	US$ 1,951	
	Bear Stearns Coml Mtg Secs Inc.	-	〃	-	US$ 6,358	N/A	US$ 6,358	
	Bear Stearns Coml Mtg Secs Inc.	-	〃	-	US$ 3,541	N/A	US$ 3,541	
	Capital Auto Receivables Asset	-	〃	-	US$ 3,243	N/A	US$ 3,243	
	Capital One Auto Fin Tr	-	〃	-	US$ 2,618	N/A	US$ 2,618	
	Capital One Auto Fin Tr	-	〃	-	US$ 2,986	N/A	US$ 2,986	
	Capital One Auto Fin Tr	-	〃	-	US$ 4,998	N/A	US$ 4,998	
	Capital One Multi Asset Execut	-	〃	-	US$ 3,941	N/A	US$ 3,941	
	Capital One Multi Asset Execut	-	〃	-	US$ 2,963	N/A	US$ 2,963	
	Capital One Prime Auto Rec	-	〃	-	US$ 3,981	N/A	US$ 3,981	
	Capitial One Prime Auto Receiv	-	〃	-	US$ 2,507	N/A	US$ 2,507	
	Caterpillar Finl Asset Tr	-	〃	-	US$ 1,525	N/A	US$ 1,525	
	Caterpillar Finl Asset Tr	-	〃	-	US$ 8,142	N/A	US$ 8,142	
	Cbass Tr	-	〃	-	US$ 4,262	N/A	US$ 4,262	
	Cendant Rent Car Fdg Aesop Llc	-	〃	-	US$ 9,297	N/A	US$ 9,297	
	Cit Equip Coll Tr	-	〃	-	US$ 1,899	N/A	US$ 1,899	
	Cit Equip Coll Tr	-	〃	-	US$ 3,985	N/A	US$ 3,985	
	Citibank Cr Card Issuance Tr	-	〃	-	US$ 9,864	N/A	US$ 9,864	
	Citibank Cr Card Issuance Tr	-	〃	-	US$ 2,688	N/A	US$ 2,688	
	CitiCorp. Mtg Secs	-	〃	-	US$ 582	N/A	US$ 582	
	Cnh Equip Tr	-	〃	-	US$ 1,984	N/A	US$ 1,984	
	Credit Suisse First Boston Mtg	-	〃	-	US$ 3,740	N/A	US$ 3,740	
	Credit Suisse First Boston Mtg	-	〃	-	US$ 3,576	N/A	US$ 3,576	
	Credit Suisse First Boston Mtg	-	〃	-	US$ 444	N/A	US$ 444	
	Cwabs	-	〃	-	US$ 4,261	N/A	US$ 4,261	
	Cwabs Inc.	-	〃	-	US$ 224	N/A	US$ 224	
	Cwmbs Inc.	-	〃	-	US$ 893	N/A	US$ 893	
	Daimlerchrysler Auto Tr	-	〃	-	US$ 4,315	N/A	US$ 4,315	
	Daimlerchrysler Auto Tr	-	〃	-	US$ 1,695	N/A	US$ 1,695	
	Deere John Owner Tr	-	〃	-	US$ 2,452	N/A	US$ 2,452	
	Drive Auto Receivables Tr	-	〃	-	US$ 3,191	N/A	US$ 3,191	
	Fifth Third Auto Tr	-	〃	-	US$ 12	N/A	US$ 12	
	First Franklin Mtg Ln Tr	-	〃	-	US$ 4,290	N/A	US$ 4,290	
	First Horizon Abs Tr	-	〃	-	US$ 528	N/A	US$ 528	
	First Union Lehman Bros Mtg Tr	-	〃	-	US$ 1,715	N/A	US$ 1,715	
	Ford Credit Auto Owner Trust	-	〃	-	US$ 4,324	N/A	US$ 4,324	
	Ge Cap Cr Card Master Nt Tr	-	〃	-	US$ 2,846	N/A	US$ 2,846	
	Granite Mtgs Plc	-	〃	-	US$ 564	N/A	US$ 564	
	Gs Mtg Secs Corp.	-	〃	-	US$ 4,145	N/A	US$ 4,145	
	Gsamp Tr	-	〃	-	US$ 4,251	N/A	US$ 4,251	
	Harley Davidson Motorcycle Tr	-	〃	-	US$ 150	N/A	US$ 150	
	Harley Davidson Motorcycle Tr	-	〃	-	US$ 5,825	N/A	US$ 5,825	
	Hertz Veh Fing Llc	-	〃	-	US$ 5,319	N/A	US$ 5,319	
	Holmes Fing No 8 Plc	-	〃	-	US$ 5,000	N/A	US$ 5,000	
	Home Equity Mtg Tr 2006 4	-	〃	-	US$ 4,222	N/A	US$ 4,222	
	Hsbc Automotive Tr	-	〃	-	US$ 2,980	N/A	US$ 2,980	
	Hyundai Auto Receivables Tr	-	〃	-	US$ 5,537	N/A	US$ 5,537	
	Hyundai Auto Receivables Tr	-	〃	-	US$ 3,212	N/A	US$ 3,212	
	Hyundai Auto Receivables Tr	-	〃	-	US$ 3,928	N/A	US$ 3,928	
	Impac Cmb Tr	-	〃	-	US$ 308	N/A	US$ 308	
	Impac Cmb Tr	-	〃	-	US$ 238	N/A	US$ 238	
	Lb Ubs Coml Mtg Tr	-	〃	-	US$ 3,493	N/A	US$ 3,493	
	Long Beach Mtg Ln Tr	-	〃	-	US$ 3,203	N/A	US$ 3,203	
	Mastr Asset Backed	-	〃	-	US$ 4,224	N/A	US$ 4,224	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Mbna Master Cr Card Tr II	-	Available-for-sale financial assets	-	US$ 7,605	N/A	US$ 7,605	
	Merrill Lynch Mtg Invs Inc.	-	〃	-	US$ 5,887	N/A	US$ 5,887	
	Morgan Stanley Ixis Estate Tr	-	〃	-	US$ 4,110	N/A	US$ 4,110	
	National City Auto Receivables	-	〃	-	US$ 41	N/A	US$ 41	
	Navistar Finl 2003 A Owner Tr	-	〃	-	US$ 2,956	N/A	US$ 2,956	
	Nissan Auto Receivables	-	〃	-	US$ 72	N/A	US$ 72	
	Nissan Auto Receivables	-	〃	-	US$ 3,928	N/A	US$ 3,928	
	Nomura Asset Accep Corp.	-	〃	-	US$ 4,150	N/A	US$ 4,150	
	Onyx Accep Owner Tr	-	〃	-	US$ 3,774	N/A	US$ 3,774	
	Pg + E Energy Recovery Fdg Llc	-	〃	-	US$ 3,997	N/A	US$ 3,997	
	Providian Gateway Owner Tr	-	〃	-	US$ 3,942	N/A	US$ 3,942	
	Reliant Energy Transition Bd	-	〃	-	US$ 2,486	N/A	US$ 2,486	
	Residential Asset Mtg Prods	-	〃	-	US$ 2,484	N/A	US$ 2,484	
	Residential Asset Sec Mtg Pass	-	〃	-	US$ 1,865	N/A	US$ 1,865	
	Residential Asset Sec Mtg Pass	-	〃	-	US$ 2,711	N/A	US$ 2,711	
	Residential Fdg Mtg Secs I Inc.	-	〃	-	US$ 2,014	N/A	US$ 2,014	
	Residential Fdg Mtg Secs I Inc.	-	〃	-	US$ 4,058	N/A	US$ 4,058	
	Sequoia Mtg Tr	-	〃	-	US$ 548	N/A	US$ 548	
	Sequoia Mtg Tr	-	〃	-	US$ 496	N/A	US$ 496	
	Sequoia Mtg Tr	-	〃	-	US$ 737	N/A	US$ 737	
	Structured Adj Rate Mtg Ln Tr	-	〃	-	US$ 1,389	N/A	US$ 1,389	
	Structured Adj Rate Mtg Ln Tr	-	〃	-	US$ 472	N/A	US$ 472	
	Terwin Mtg Tr	-	〃	-	US$ 4,065	N/A	US$ 4,065	
	Tw Hotel Fdg 2005 Llc	-	〃	-	US$ 4,103	N/A	US$ 4,103	
	Txu Elec Delivery Transition	-	〃	-	US$ 2,219	N/A	US$ 2,219	
	Usaa Auto Owner Tr	-	〃	-	US$ 4,238	N/A	US$ 4,238	
	Wamu Mtg Pass Thru Ctfs	-	〃	-	US$ 1,002	N/A	US$ 1,002	
	Wamu Tr	-	〃	-	US$ 975	N/A	US$ 975	
	Washington Mut Mtg Pass	-	〃	-	US$ 1,759	N/A	US$ 1,759	
	Washington Mut Mtg Secs Corp.	-	〃	-	US$ 2,984	N/A	US$ 2,984	
	Wells Fargo Finl Auto Owner Tr	-	〃	-	US$ 4,986	N/A	US$ 4,986	
	Wells Fargo Finl Auto Owner Tr	-	〃	-	US$ 4,926	N/A	US$ 4,926	
	Wells Fargo Mtg Backed Secs	-	〃	-	US$ 4,367	N/A	US$ 4,367	
	Wells Fargo Mtg Bkd Secs	-	〃	-	US$ 2,856	N/A	US$ 2,856	
	Wells Fargo Mtg Bkd Secs	-	〃	-	US$ 3,399	N/A	US$ 3,399	
	Wells Fargo Mtg Bkd Secs Tr	-	〃	-	US$ 2,748	N/A	US$ 2,748	
	Wfs Finl	-	〃	-	US$ 620	N/A	US$ 620	
	Wfs Finl 2004 4 Owner Tr	-	〃	-	US$ 932	N/A	US$ 932	
	Wfs Finl 2005 2 Oner Tr	-	〃	-	US$ 2,220	N/A	US$ 2,220	
	Whole Auto Ln Tr	-	〃	-	US$ 1,219	N/A	US$ 1,219	
	Whole Auto Ln Tr	-	〃	-	US$ 2,955	N/A	US$ 2,955	
	Agency bond							
	Federal Home Ln Bks	-	Available-for-sale financial assets	-	US$ 8,768	N/A	US$ 8,768	
	Federal Home Ln Bks	-	〃	-	US$ 4,920	N/A	US$ 4,920	
	Federal Home Ln Bks	-	〃	-	US$ 8,743	N/A	US$ 8,743	
	Federal Home Ln Bks	-	〃	-	US$ 4,856	N/A	US$ 4,856	
	Federal Home Ln Bks	-	〃	-	US$ 5,851	N/A	US$ 5,851	
	Federal Home Ln Bks	-	〃	-	US$ 7,952	N/A	US$ 7,952	
	Federal Home Ln Bks	-	〃	-	US$ 4,885	N/A	US$ 4,885	
	Federal Home Ln Bks	-	〃	-	US$ 2,991	N/A	US$ 2,991	
	Federal Home Ln Bks	-	〃	-	US$ 6,099	N/A	US$ 6,099	
	Federal Home Ln Bks	-	〃	-	US$ 12,279	N/A	US$ 12,279	
	Federal Home Ln Bks	-	〃	-	US$ 6,905	N/A	US$ 6,905	
	Federal Home Ln Bks	-	〃	-	US$ 5,898	N/A	US$ 5,898	
	Federal Home Ln Bks	-	〃	-	US$ 7,506	N/A	US$ 7,506	
	Federal Home Ln Bks	-	〃	-	US$ 2,386	N/A	US$ 2,386	
	Federal Home Ln Mtg Corp.	-	〃	-	US$ 1,976	N/A	US$ 1,976	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Federal Home Ln Mtg Corp.	-	Available-for-sale financial assets	-	US$ 5,948	N/A	US$ 5,948	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 6,440	N/A	US$ 6,440	
	Federal Home Loan Banks	-	"	-	US$ 8,049	N/A	US$ 8,049	
	Federal Natl Mtg Assn	-	"	-	US$ 4,365	N/A	US$ 4,365	
	Federal Natl Mtg Assn	-	"	-	US$ 5,915	N/A	US$ 5,915	
	Federal Natl Mtg Assn	-	"	-	US$ 3,943	N/A	US$ 3,943	
	Federal Natl Mtg Assn	-	"	-	US$ 7,868	N/A	US$ 7,868	
	Federal Natl Mtg Assn	-	"	-	US$ 19,766	N/A	US$ 19,766	
	Federal Natl Mtg Assn	-	"	-	US$ 14,973	N/A	US$ 14,973	
	Federal Natl Mtg Assn	-	"	-	US$ 10,467	N/A	US$ 10,467	
	Federal Natl Mtg Assn	-	"	-	US$ 6,511	N/A	US$ 6,511	
	Federal Natl Mtg Assn	-	"	-	US$ 3,000	N/A	US$ 3,000	
	Federal Natl Mtg Assn Medium	-	"	-	US$ 3,415	N/A	US$ 3,415	
	Federal Natl Mtg Assn Mtn	-	"	-	US$ 2,914	N/A	US$ 2,914	
	Federal Natl Mtg Assn Mtn	-	"	-	US$ 2,900	N/A	US$ 2,900	
	Federal Natl Mtg Assn Mtn	-	"	-	US$ 5,318	N/A	US$ 5,318	
	Tennessee Valley Auth	-	"	-	US$ 6,024	N/A	US$ 6,024	
	Fed Hm Ln Pc Pool 1H2520	-	"	-	US$ 3,100	N/A	US$ 3,100	
	Fed Hm Ln Pc Pool 1H2524	-	"	-	US$ 2,354	N/A	US$ 2,354	
	Fed Hm Ln Pc Pool 781959	-	"	-	US$ 6,040	N/A	US$ 6,040	
	Fed Hm Ln Pc Pool 847628	-	"	-	US$ 3,796	N/A	US$ 3,796	
	Fed Hm Ln Pc Pool B19205	-	"	-	US$ 8,560	N/A	US$ 8,560	
	Fed Hm Ln Pc Pool E89857	-	"	-	US$ 1,595	N/A	US$ 1,595	
	Fed Hm Ln Pc Pool G11295	-	"	-	US$ 1,371	N/A	US$ 1,371	
	Fed Hm Ln Pc Pool M80855	-	"	-	US$ 3,287	N/A	US$ 3,287	
	Federal Home Ln Mtg	-	"	-	US$ 3,019	N/A	US$ 3,019	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 2,208	N/A	US$ 2,208	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 3,917	N/A	US$ 3,917	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 3,626	N/A	US$ 3,626	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 3,076	N/A	US$ 3,076	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 4,464	N/A	US$ 4,464	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 1,389	N/A	US$ 1,389	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 3,176	N/A	US$ 3,176	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 3,738	N/A	US$ 3,738	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 3,216	N/A	US$ 3,216	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 1,356	N/A	US$ 1,356	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 8,535	N/A	US$ 8,535	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 3,409	N/A	US$ 3,409	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 2,976	N/A	US$ 2,976	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 4,502	N/A	US$ 4,502	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 2,965	N/A	US$ 2,965	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 3,743	N/A	US$ 3,743	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 4,381	N/A	US$ 4,381	
	Federal Home Ln Mtg Corp.	-	"	-	US$ 4,223	N/A	US$ 4,223	
	Federal Natl Mtg Assn	-	"	-	US$ 2,807	N/A	US$ 2,807	
	Federal Natl Mtg Assn	-	"	-	US$ 259	N/A	US$ 259	
	Federal Natl Mtg Assn	-	"	-	US$ 3,158	N/A	US$ 3,158	
	Federal Natl Mtg Assn	-	"	-	US$ 2,465	N/A	US$ 2,465	
	Federal Natl Mtg Assn	-	"	-	US$ 4,290	N/A	US$ 4,290	
	Federal Natl Mtg Assn	-	"	-	US$ 1,994	N/A	US$ 1,994	
	Federal Natl Mtg Assn	-	"	-	US$ 4,339	N/A	US$ 4,339	
	Federal Natl Mtg Assn	-	"	-	US$ 632	N/A	US$ 632	
	Federal Natl Mtg Assn Gtd	-	"	-	US$ 2,215	N/A	US$ 2,215	
	Federal Natl Mtg Assn Gtd	-	"	-	US$ 2,239	N/A	US$ 2,239	
	Fnma Pool 254507	-	"	-	US$ 1,616	N/A	US$ 1,616	
	Fnma Pool 254834	-	"	-	US$ 1,417	N/A	US$ 1,417	
	Fnma Pool 255883	-	"	-	US$ 3,490	N/A	US$ 3,490	
	Fnma Pool 555549	-	"	-	US$ 1,616	N/A	US$ 1,616	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2006				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Fnma Pool 632399	-	Available-for-sale financial assets	-	US$ 434	N/A	US$ 434	
	Fnma Pool 662401	-	〃	-	US$ 659	N/A	US$ 659	
	Fnma Pool 667766	-	〃	-	US$ 1,574	N/A	US$ 1,574	
	Fnma Pool 680932	-	〃	-	US$ 1,307	N/A	US$ 1,307	
	Fnma Pool 681393	-	〃	-	US$ 2,749	N/A	US$ 2,749	
	Fnma Pool 685116	-	〃	-	US$ 629	N/A	US$ 629	
	Fnma Pool 687863	-	〃	-	US$ 2,647	N/A	US$ 2,647	
	Fnma Pool 696485	-	〃	-	US$ 3,194	N/A	US$ 3,194	
	Fnma Pool 703711	-	〃	-	US$ 538	N/A	US$ 538	
	Fnma Pool 725095	-	〃	-	US$ 1,204	N/A	US$ 1,204	
	Fnma Pool 730033	-	〃	-	US$ 1,470	N/A	US$ 1,470	
	Fnma Pool 740934	-	〃	-	US$ 1,415	N/A	US$ 1,415	
	Fnma Pool 790828	-	〃	-	US$ 2,559	N/A	US$ 2,559	
	Fnma Pool 793025	-	〃	-	US$ 2,466	N/A	US$ 2,466	
	Fnma Pool 793932	-	〃	-	US$ 631	N/A	US$ 631	
	Fnma Pool 794040	-	〃	-	US$ 825	N/A	US$ 825	
	Fnma Pool 795548	-	〃	-	US$ 411	N/A	US$ 411	
	Fnma Pool 806642	-	〃	-	US$ 1,235	N/A	US$ 1,235	
	Fnma Pool 813641	-	〃	-	US$ 3,720	N/A	US$ 3,720	
	Fnma Pool 815626	-	〃	-	US$ 2,945	N/A	US$ 2,945	
	Fnma Pool 816594	-	〃	-	US$ 2,067	N/A	US$ 2,067	
	Fnma Pool 825395	-	〃	-	US$ 2,818	N/A	US$ 2,818	
	Fnma Pool 825398	-	〃	-	US$ 4,224	N/A	US$ 4,224	
	Fnma Pool 841069	-	〃	-	US$ 2,882	N/A	US$ 2,882	
	Fnma Pool 879906	-	〃	-	US$ 1,636	N/A	US$ 1,636	
	Gnma Ii Pool 081150	-	〃	-	US$ 613	N/A	US$ 613	
	Gnma Ii Pool 081153	-	〃	-	US$ 2,119	N/A	US$ 2,119	
	Money market funds							
	SSGA Cash Mgmt Global Offshore	-	Available-for-sale financial assets	-	US$ 20,488	N/A	US$ 20,488	

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
The Company	Government bond													
	Kreditanatalt Fur Wiederaufbau	Available-for-sale financial assets	-	-	-	US$ 6,881	-	US$ -	-	US$ 6,866	US$ 6,881	US$ (15)	-	US$ -
	United States Treas NTS	〃	-	-	-	US$ 46,173	-	US$ 268,521	-	US$ 310,469	US$ 311,106	US$ (638)	-	-
	2004 Government Bond Series B	〃	KGI Securities Co., Ltd. and several financial institutions	-	-	$ -	-	$ 1,005,115	-	$ -	$ -	$ -	-	$ 999,779
	2003 Government Bond Series B	〃	KGI Securities Co., Ltd. and several financial institutions	-	-	-	-	998,324	-	-	-	-	-	998,288
	2006 Government Bond Series D	Held-to-maturity financial assets	KGI Securities Co., Ltd. and several financial institutions	-	-	-	-	3,658,659	-	-	-	-	-	3,657,320
	2005 Government Bond Series A	〃	KGI Securities Co., Ltd. and several financial institutions	-	-	2,548,977	-	499,084	-	-	-	-	-	3,049,919
	2003 Government Bond Series B	〃	KGI Securities Co., Ltd. and several financial institutions	-	-	-	-	1,647,823	-	-	-	-	-	1,647,851
	2003 Asian Development Bank Govt. Bond Series	〃	JP Morgan Chase Bank	-	-	-	-	827,820	-	-	-	-	-	835,840
	2003 Government Bond Series F	〃	KGI Securities Co., Ltd. and several financial institutions	-	-	149,441	-	647,445	-	-	-	-	-	797,299
	2003 Government Bond Series H	〃	KGI Securities Co., Ltd. and several financial institutions	-	-	-	-	401,728	-	-	-	-	-	401,568
	European Investment Bank Bonds	〃	KGI Securities Co., Ltd. and several financial institutions	-	-	-	-	367,600	-	-	-	-	-	372,265
	2004 Kachsiung Municipal Series B	〃	KGI Securities Co., Ltd. and several financial institutions	-	-	-	-	249,998	-	-	-	-	-	249,998
	2003 European Bank for Recomspruction and Development Govt Bond Series A	〃	JP Morgan Chase Bank	-	-	-	-	87,461	-	-	-	-	-	88,198
	Open-end mutual funds													
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	-	3,764	610,864	18,455	3,000,000	-	-	-	-	22,219	3,655,939
	ABN AMRO Bond Fund	〃	ABN-AMRO Securities Investment Trust (Taiwan) Ltd.	-	134,906	2,004,862	40,250	600,000	-	-	-	-	175,156	2,639,459
	Fuh Hwa Bond	〃	Fuh Hwa Investment Trust Co.	-	-	-	125,122	1,655,781	-	-	-	-	125,122	1,667,908
	Mega Diamond Bond Fund	〃	Mega Investment Trust Corporation	-	-	-	139,333	1,600,000	-	-	-	-	139,333	1,602,947
	Prudential Financial Bond Fund	〃	Cathay Securities Investment Trust Co., Ltd.	-	-	-	103,751	1,500,000	-	-	-	-	103,751	1,516,294
	NITC Taiwan Bond	〃	Allianz Dresdner Securities Investment Consulting Co ,Ltd.	-	-	-	93,312	1,300,000	-	-	-	-	93,312	1,314,669
	JF Taiwan Bond Fund	〃	JF Asset Management (Taiwan) Ltd.	-	62,009	933,430	23,136	350,000	-	-	-	-	85,145	1,299,088
	Cathay Bond	〃	National Investment Trust Co., Ltd.	-	-	-	122,762	1,400,000	13,042	150,000	148,736	1,264	109,720	1,265,092
	JIH SUN Bond Fund	〃	JIH SUN Investment Trust (Taiwan) Ltd.	-	-	-	88,165	1,200,000	-	-	-	-	88,165	1,202,901
	Dresdner Bond DAM Fund	〃	JF Asset Management (Taiwan) Ltd.	-	69,303	792,068	34,914	400,000	8,664	100,000	99,103	897	95,553	1,107,206
	ABN AMRO Income	〃	Fuh Hwa Investment Trust Co.	-	-	-	63,947	1,000,000	-	-	-	-	63,947	1,012,377
	President James Bond	〃	HSBC Investment (Taiwan) Ltd.	-	-	-	72,002	1,100,000	6,506	100,000	99,401	599	65,496	1,010,426
	AGI Taiwan Bond Fund	〃	AGI Securities Investment Trust (Taiwan) Ltd.	-	-	-	78,629	1,000,000	-	-	-	-	78,629	1,002,595
	JF Taiwan First Bond Fund	〃	ABN-AMRO Securities Investment Trust (Taiwan) Ltd.	-	63,131	875,416	14,399	200,000	10,704	150,000	148,472	1,528	66,826	939,082

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	Shinkong Chi Shin Bond Fund	Available-for-sale financial assets	Fuh Hwa Investment Trust Co.	-	55,063	$ 778,482	17,617	$ 250,000	10,497	$ 150,000	$ 148,542	$ 1,458	62,183	$ 890,660
	ABN AMRO Select Bond Fund	〃	ABN-AMRO Securities Investment Trust (Taiwan) Ltd.	-	18,235	203,860	93,738	1,050,000	35,380	400,000	396,179	3,821	76,593	868,076
	Taishin Lucky Fund	〃	Uni-President Assets Management Corp.	-	-	-	78,624	800,000	-	-	-	-	78,624	806,386
	Polaris De-Bao Fund	〃	Polaris International Securities Investment Trust Co., Ltd.	-	-	-	63,273	700,000	-	-	-	-	63,273	701,069
	TIIM High Yield	〃	Shinkong Securities Investment Trust (Taiwan) Ltd.	-	-	-	56,812	700,000	12,127	150,000	149,276	724	44,685	554,863
	HSBC Taiwan Money Management	〃	Taiwan International Securities Corp.	-	-	-	47,667	700,000	13,574	200,007	199,327	680	34,093	506,250
	Invesco R.O.C. Bond Rund	〃	Taishin Securities Investment Trust (Taiwan) Ltd.	-	-	-	27,176	403,727	-	-	-	-	27,176	403,774
	Fuhwa Albatross Fund	〃	Invesco Asset management Taiwan	-	-	-	89,510	1,000,000	89,510	1,005,781	1,000,000	5,781	-	-
	Invesco Income Fund	〃	Taishin Securities Investment Trust (Taiwan) Ltd.	-	-	-	44,180	500,000	44,180	503,727	500,000	3,727	-	-
	Stock													
	SSMC	Investment accounted for using equity method	-	Equity method investee	382	4,215,200	81	2,432,705	-	-	-	-	463	7,960,869
	Capital													
	VTAF II	Investment accounted for using equity method	-	Subsidiary	-	642,479	-	130,956	-	-	-	-	-	733,130
	VTAF III	〃	-	〃	-	-	-	243,545	-	-	-	-	-	228,005
	Corporate bond													
	Taiwan Power Company	Held-to-maturity financial assets	KGI Securities Co., Ltd.	-	-	3,263,349	-	1,690,567	-	-	-	-	-	4,080,391
	Formosa Petrochemical Corporation	〃	KGI Securities Co., Ltd.	-	-	1,093,283	-	2,769,533	-	-	-	-	-	3,566,946
	Nan Ya Plastics Corporation	〃	KGI Securities Co., Ltd.	-	-	2,150,842	-	1,097,943	-	-	-	-	-	2,773,810
	Chinese Petroleum Corporation	〃	KGI Securities Co., Ltd. and several financial institutions	-	-	705,436	-	1,000,441	-	-	-	-	-	1,451,378
	China Steel Corporation	〃	KGI Securities Co., Ltd.	-	-	1,010,532	-	1,000,000	-	-	-	-	-	1,000,000
	Formosa Plastic Corporation	〃	KGI Securities Co., Ltd. and several financial institutions	-	-	268,855	-	379,809	-	-	-	-	-	516,663
	Shanghai commercial & Saving Bank	〃	KGI Securities Co., Ltd.	-	-	-	-	283,996	-	-	-	-	-	286,497
	Hua Nan Bank	Available-for-sale financial assets	HSBC	-	-	-	-	1,526,049	-	-	-	-	-	1,545,864
	Cathay Bank	〃	HSBC	-	-	-	-	1,144,877	-	-	-	-	-	1,159,576
	Taiwan Power Company	〃	KGI Securities Co., Ltd.	-	-	-	-	1,046,302	-	-	-	-	-	1,046,799
	Formosa Petrochemical Corporation	〃	KGI Securities Co., Ltd.	-	-	-	-	397,076	-	-	-	-	-	397,963
	American Express Co.	〃	-	-	-	US$ 3,550	-	-	-	US$ 3,432	US$ 3,550	US$ (118)	-	-
	American Gen Fin Corp. Mtn	〃	-	-	-	-	-	US$ 3,415	-	US$ 3,446	US$ 3,415	US$ 31	-	-
	American Honda Fin Corp. Mtn	〃	-	-	-	-	-	US$ 3,087	-	US$ 3,095	US$ 3,087	US$ 8	-	-
	American Honda Fin Corp. Mtn	〃	-	-	-	US$ 3,800	-	-	-	US$ 3,805	US$ 3,800	US$ 5	-	-
	Bank One Corp.	〃	-	-	-	-	-	US$ 3,326	-	US$ 3,325	US$ 3,326	US$ (1)	-	-
	Bear Stearns Cos Inc.	〃	-	-	-	US$ 3,329	-	-	-	US$ 3,340	US$ 3,329	US$ 11	-	-
	Bear Stearns Cos Inc.	〃	-	-	-	US$ 3,757	-	-	-	US$ 3,575	US$ 3,757	US$ (182)	-	-
	Cargill Inc.	〃	-	-	-	-	-	US$ 3,337	-	US$ 3,370	US$ 3,337	US$ 33	-	-
	Caterpillar Finl Svcs Mtn	〃	-	-	-	US$ 5,721	-	-	-	US$ 5,761	US$ 5,721	US$ 40	-	-
	Chase Manhattan Corp. New	〃	-	-	-	US$ 1,628	-	US$ 3,540	-	US$ 5,091	US$ 5,168	US$ (77)	-	-
	Cit Group Hldgs Inc.	〃	-	-	-	US$ 3,203	-	-	-	US$ 3,036	US$ 3,203	US$ (167)	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	Cogentrix Energy Inc.	Available-for-sale financial assets	-	-	-	US$ 2,885	-	US$ 1,132	-	US$ 3,777	US$ 4,017	US$ (239)	-	US$ -
	Countrywide Home Lns Inc.	〃	-	-	-	US$ 5,210	-	-	-	US$ 5,001	US$ 5,210	US$ (209)	-	-
	Credit Suisse Fb USA Inc.	〃	-	-	-	US$ 4,141	-	-	-	US$ 4,003	US$ 4,141	US$ (138)	-	-
	Deere John Cap Corp.	〃	-	-	-	-	-	US$ 4,911	-	US$ 4,899	US$ 4,911	US$ (12)	-	-
	Deere John Cap Corp.	〃	-	-	-	US$ 5,079	-	-	-	US$ 5,013	US$ 5,079	US$ (66)	-	-
	Diageo Plc	〃	-	-	-	US$ 3,459	-	-	-	US$ 3,436	US$ 3,459	US$ (23)	-	-
	European Invt Bk	〃	-	-	-	US$ 8,315	-	-	-	US$ 8,002	US$ 8,315	US$ (313)	-	-
	European Invt Bk	〃	-	-	-	US$ 3,918	-	-	-	US$ 3,930	US$ 3,918	US$ 12	-	-
	European Invt Bk	〃	-	-	-	-	-	US$ 5,995	-	US$ 5,994	US$ 5,995	US$ (1)	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 7,937	-	US$ 7,937	US$ 7,937	-	-	-
	General Elec Cap Corp. Mtn	〃	-	-	-	-	-	US$ 3,351	-	US$ 3,399	US$ 3,351	US$ 48	-	-
	General Elec Cap Corp. Mtn	〃	-	-	-	US$ 3,989	-	-	-	US$ 3,893	US$ 3,989	US$ (96)	-	-
	General Elec Cap Corp. Mtn	〃	-	-	-	US$ 8,862	-	-	-	US$ 8,716	US$ 8,862	US$ (146)	-	-
	General Re Corp.	〃	-	-	-	US$ 3,500	-	-	-	US$ 3,319	US$ 3,500	US$ (181)	-	-
	Genworth Finl Inc.	〃	-	-	-	US$ 3,412	-	-	-	US$ 3,415	US$ 3,412	US$ 3	-	-
	Goldman Sachs Group Inc.	〃	-	-	-	US$ 4,981	-	-	-	US$ 4,941	US$ 4,981	US$ (40)	-	-
	Goldman Sachs Group Inc.	〃	-	-	-	US$ 3,477	-	-	-	US$ 3,453	US$ 3,477	US$ (24)	-	-
	Hancock John Global Fdg Ii Mtn	〃	-	-	-	US$ 3,566	-	-	-	US$ 3,486	US$ 3,566	US$ (80)	-	-
	Hancock John Global Fdg Ii Mtn	〃	-	-	-	-	-	US$ 3,808	-	US$ 3,808	US$ 3,808	-	-	-
	Hartford Finl Svcs Group Inc.	〃	-	-	-	-	-	US$ 5,016	-	US$ 5,048	US$ 5,016	US$ 32	-	-
	Hbos Plc Medium Term Sr Nts	〃	-	-	-	US$ 3,201	-	-	-	US$ 3,182	US$ 3,201	US$ (19)	-	-
	Hewlett Packard Co.	〃	-	-	-	US$ 3,373	-	-	-	US$ 3,177	US$ 3,373	US$ (196)	-	-
	Honeywell Inc.	〃	-	-	-	US$ 3,284	-	-	-	US$ 3,017	US$ 3,284	US$ (267)	-	-
	Hsbc Fin Corp. Mtn	〃	-	-	-	US$ 5,097	-	-	-	US$ 5,066	US$ 5,097	US$ (31)	-	-
	Intl Lease Fin Corp. Mtn	〃	-	-	-	US$ 2,471	-	US$ 4,100	-	US$ 6,578	US$ 6,571	US$ 7	-	-
	Jp Morgan Chase + Co.	〃	-	-	-	US$ 3,406	-	-	-	US$ 3,310	US$ 3,406	US$ (96)	-	-
	Jp Morgan Chase + Co.	〃	-	-	-	US$ 3,663	-	-	-	US$ 3,519	US$ 3,663	US$ (143)	-	-
	Key Bk Na Med Term Nts Bk Entr	〃	-	-	-	US$ 4,450	-	-	-	US$ 4,393	US$ 4,450	US$ (57)	-	-
	Keycorp Mtn Book Entry	〃	-	-	-	US$ 3,500	-	-	-	US$ 3,508	US$ 3,500	US$ 8	-	-
	Keycorp Mtn Book Entry	〃	-	-	-	-	-	US$ 3,006	-	US$ 3,016	US$ 3,006	US$ 10	-	-
	Merrill Lynch + Co. Inc.	〃	-	-	-	US$ 3,486	-	-	-	US$ 3,426	US$ 3,486	US$ (60)	-	-
	Merrill Lynch + Co. Inc.	〃	-	-	-	US$ 4,900	-	-	-	US$ 4,842	US$ 4,900	US$ (58)	-	-
	Metropolitan Life Global Mtn	〃	-	-	-	US$ 1,907	-	US$ 1,419	-	US$ 3,361	US$ 3,326	US$ 35	-	-
	Monumental Global Fdg Ii 2	〃	-	-	-	-	-	US$ 3,348	-	US$ 3,382	US$ 3,348	US$ 34	-	-
	Morgan Stanley Group Inc.	〃	-	-	-	US$ 4,507	-	-	-	US$ 4,386	US$ 4,507	US$ (121)	-	-
	National City Corp.	〃	-	-	-	US$ 3,426	-	-	-	US$ 3,402	US$ 3,426	US$ (24)	-	-
	Nationwide Bldg Soc	〃	-	-	-	US$ 3,457	-	-	-	US$ 3,495	US$ 3,457	US$ 38	-	-
	Nationwide Bldg Soc Mtn	〃	-	-	-	US$ 3,000	-	-	-	US$ 3,004	US$ 3,000	US$ 4	-	-
	Nationwide Life Global Fdg I	〃	-	-	-	-	-	US$ 3,491	-	US$ 3,520	US$ 3,491	US$ 29	-	-
	Nucor Corp.	〃	-	-	-	-	-	US$ 3,828	-	US$ 3,811	US$ 3,828	US$ (17)	-	-
	Pepsico Inc. Mtn Book Entry	〃	-	-	-	US$ 3,818	-	-	-	US$ 3,624	US$ 3,818	US$ (194)	-	-
	Praxair Inc.	〃	-	-	-	-	-	US$ 3,180	-	US$ 3,147	US$ 3,180	US$ (33)	-	-
	Pricoa Global Fdg 1 Mtn	〃	-	-	-	US$ 3,500	-	-	-	US$ 3,504	US$ 3,500	US$ 4	-	-
	Pricoa Global Fdg I Mtn	〃	-	-	-	-	-	US$ 3,394	-	US$ 3,403	US$ 3,394	US$ 9	-	-
	Public Svc Elec Gas Co.	〃	-	-	-	US$ 3,225	-	US$ 483	-	US$ 3,684	US$ 3,708	US$ (24)	-	-
	Santander Us Debt S A Uniperso	〃	-	-	-	US$ 4,998	-	-	-	US$ 4,957	US$ 4,998	US$ (41)	-	-
	Slm Corp. Medium Term Nts	〃	-	-	-	US$ 2,950	-	US$ 6,012	-	US$ 8,949	US$ 8,962	US$ (13)	-	-
	Suntrust Bk Atlanta Ga Medium	〃	-	-	-	-	-	US$ 3,409	-	US$ 3,448	US$ 3,409	US$ 39	-	-
	Washington Mut Inc.	〃	-	-	-	US$ 4,735	-	-	-	US$ 4,505	US$ 4,735	US$ (230)	-	-
	Washington Post Co.	〃	-	-	-	US$ 3,182	-	-	-	US$ 3,007	US$ 3,182	US$ (175)	-	-
	Wells Fargo + Co. New	〃	-	-	-	US$ 3,697	-	-	-	US$ 3,512	US$ 3,697	US$ (185)	-	-
	Wells Fargo + Co. New	〃	-	-	-	-	-	US$ 6,076	-	US$ 6,073	US$ 6,076	US$ (3)	-	-
	Corporate issued asset-backed securities													
	Americredit Automobile Rec Tr	Available-for-sale financial assets	-	-	-	-	-	US$ 3,249	-	US$ 3,261	US$ 3,249	US$ 12	-	-
	Americredit Automobile Receiva	〃	-	-	-	US$ 5,000	-	-	-	US$ 4,959	US$ 5,000	US$ (41)	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	Americredit Automobile Receivb	Available-for-sale financial assets	-	-	-	US$ 4,949	-	US$ -	-	US$ 3,826	US$ 3,856	US$ (30)	-	US$ -
	Banc Amer Coml Mtg Inc.	〃	-	-	-	US$ 4,462	-	-	-	US$ 3,254	US$ 3,325	US$ (71)	-	-
	Bear Stearns Arm Tr	〃	-	-	-	-	-	US$ 3,826	-	US$ 3,597	US$ 3,609	US$ (12)	-	-
	Bear Stearns Coml Mtg Secs Inc.	〃	-	-	-	US$ 6,350	-	-	-	US$ 6,362	US$ 6,350	US$ 12	-	-
	Capital Auto Receivables Asset	〃	-	-	-	-	-	US$ 3,250	-	US$ 3,232	US$ 3,250	US$ (18)	-	-
	Capital One Auto Fin Tr	〃	-	-	-	-	-	US$ 5,000	-	US$ 5,008	US$ 5,000	US$ 8	-	-
	Capital One Multi Asset Execut	〃	-	-	-	US$ 4,957	-	-	-	US$ 4,879	US$ 4,957	US$ (78)	-	-
	Capital One Multi Asset Execut	〃	-	-	-	US$ 3,974	-	-	-	US$ 3,932	US$ 3,974	US$ (42)	-	-
	Caterpillar Finl Asset Tr	〃	-	-	-	US$ 8,219	-	-	-	US$ 8,121	US$ 8,219	US$ (98)	-	-
	Cendant Rent Car Fdg Aesop Llc	〃	-	-	-	US$ 11,626	-	-	-	US$ 11,412	US$ 11,626	US$ (214)	-	-
	Cit Equip Coll Tr	〃	-	-	-	-	-	US$ 3,975	-	US$ 3,996	US$ 3,975	US$ 21	-	-
	Citibank Cr Card Issuance Tr	〃	-	-	-	US$ 9,782	-	-	-	US$ 9,797	US$ 9,782	US$ 15	-	-
	Cnh Equip Tr	〃	-	-	-	US$ 5,000	-	-	-	US$ 3,457	US$ 3,500	US$ (43)	-	-
	Credit Suisse First Boston Mtg	〃	-	-	-	-	-	US$ 4,773	-	US$ 4,834	US$ 4,773	US$ 61	-	-
	Credit Suisse First Boston Mtg	〃	-	-	-	-	-	US$ 3,750	-	US$ 3,728	US$ 3,750	US$ (22)	-	-
	Credit Suisse First Boston Mtg	〃	-	-	-	-	-	US$ 3,572	-	US$ 3,566	US$ 3,572	US$ (6)	-	-
	Drive Auto Receivables Tr	〃	-	-	-	US$ 3,200	-	-	-	US$ 3,183	US$ 3,200	US$ (17)	-	-
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,828	-	US$ 4,577	US$ 4,561	US$ 16	-	-
	Ford Cr Auto Owner Tr	〃	-	-	-	US$ 10,908	-	-	-	US$ 5,782	US$ 5,836	US$ (54)	-	-
	Gs Mtg Secs Corp.	〃	-	-	-	-	-	US$ 4,150	-	US$ 4,134	US$ 4,150	US$ (16)	-	-
	Gsamp Tr	〃	-	-	-	-	-	US$ 4,250	-	US$ 4,241	US$ 4,250	US$ (9)	-	-
	Harley Davidson Motorcycle Tr	〃	-	-	-	US$ 5,999	-	-	-	US$ 5,793	US$ 5,999	US$ (206)	-	-
	Hertz Veh Fing Llc	〃	-	-	-	US$ 5,350	-	-	-	US$ 5,284	US$ 5,350	US$ (66)	-	-
	Holmes Fing No 8 Plc	〃	-	-	-	US$ 5,001	-	-	-	US$ 5,000	US$ 5,001	-	-	-
	Home Equity Mtg Tr 2006 4	〃	-	-	-	-	-	US$ 4,200	-	US$ 4,200	US$ 4,200	-	-	-
	Hyundai Auto Receivables Tr	〃	-	-	-	US$ 6,442	-	-	-	US$ 6,202	US$ 6,279	US$ (77)	-	-
	Hyundai Auto Receivables Tr	〃	-	-	-	US$ 3,250	-	-	-	US$ 3,208	US$ 3,250	US$ (42)	-	-
	Hyundai Auto Receivables Tr	〃	-	-	-	US$ 3,999	-	-	-	US$ 3,904	US$ 3,999	US$ (95)	-	-
	Lb Ubs Coml Mtg Tr	〃	-	-	-	US$ 4,001	-	-	-	US$ 3,733	US$ 3,779	US$ (46)	-	-
	Long Beach Mtg Ln Tr	〃	-	-	-	-	-	US$ 3,200	-	US$ 3,195	US$ 3,200	US$ (5)	-	-
	Massachusetts Rrb Spl Purp Tr	〃	-	-	-	US$ 3,900	-	-	-	US$ 3,830	US$ 3,900	US$ (70)	-	-
	Mastr Asset Backed Secs Tr	〃	-	-	-	US$ 3,499	-	-	-	US$ 3,083	US$ 3,079	US$ 4	-	-
	Mbna Master Cr Card Tr Ii	〃	-	-	-	US$ 8,108	-	-	-	US$ 7,653	US$ 8,108	US$ (455)	-	-
	Merrill Lynch Mtg Invs Inc.	〃	-	-	-	-	-	US$ 6,665	-	US$ 6,561	US$ 6,558	US$ 3	-	-
	Navistar Finl 2003 A Owner Tr	〃	-	-	-	US$ 4,928	-	-	-	US$ 3,994	US$ 4,035	US$ (41)	-	-
	Nissan Auto Receivables	〃	-	-	-	US$ 7,000	-	-	-	US$ 6,132	US$ 6,194	US$ (62)	-	-
	Nomura Asset Accep Corp.	〃	-	-	-	-	-	US$ 4,150	-	US$ 4,144	US$ 4,150	US$ (6)	-	-
	Onyx Accep Owner Tr	〃	-	-	-	US$ 4,913	-	-	-	US$ 4,885	US$ 4,913	US$ (28)	-	-
	Pg + E Energy Recovery Fdg Llc	〃	-	-	-	US$ 4,749	-	-	-	US$ 4,646	US$ 4,749	US$ (103)	-	-
	Providian Gateway Owner Tr	〃	-	-	-	US$ 3,992	-	-	-	US$ 3,911	US$ 3,992	US$ (81)	-	-
	Reliant Energy Transition Bd	〃	-	-	-	US$ 4,973	-	-	-	US$ 3,994	US$ 4,162	US$ (168)	-	-
	Residential Asset Sec Mtg Pass	〃	-	-	-	US$ 3,780	-	-	-	US$ 3,052	US$ 3,100	US$ (48)	-	-
	Residential Fdg Mtg Secs I Inc.	〃	-	-	-	US$ 4,817	-	-	-	US$ 4,224	US$ 4,309	US$ (85)	-	-
	Terwin Mtg Tr	〃	-	-	-	-	-	US$ 4,050	-	US$ 4,033	US$ 4,050	US$ (17)	-	-
	Toyota Auto Receivables 2003 B	〃	-	-	-	US$ 4,970	-	-	-	US$ 4,963	US$ 4,970	US$ (7)	-	-
	Tw Hotel Fdg 2005 Llc	〃	-	-	-	US$ 8,197	-	US$ (4,100)	-	US$ 4,116	US$ 4,097	US$ 19	-	-
	Usaa Auto Owner Tr	〃	-	-	-	US$ 3,718	-	-	-	US$ 3,696	US$ 3,718	US$ (22)	-	-
	Washington Mut Mtg Secs Corp.	〃	-	-	-	US$ 4,067	-	-	-	US$ 3,261	US$ 3,302	US$ (41)	-	-
	Wells Fargo Finl Auto Owner Tr	〃	-	-	-	US$ 5,299	-	-	-	US$ 5,235	US$ 5,299	US$ (64)	-	-
	Wells Fargo Finl Auto Owner Tr	〃	-	-	-	-	-	US$ 4,893	-	US$ 4,932	US$ 4,893	US$ 39	-	-
	Wells Fargo Mtg Bkd Secs	〃	-	-	-	US$ 3,661	-	-	-	US$ 3,020	US$ 3,054	US$ (34)	-	-
	Wells Fargo Mtg Bkd Secs	〃	-	-	-	-	-	US$ 3,772	-	US$ 3,488	US$ 3,500	US$ (12)	-	-
	Wfs Finl 2004 2 Owner Tr	〃	-	-	-	US$ 4,994	-	-	-	US$ 4,913	US$ 4,994	US$ (81)	-	-
	Wfs Finl 2004 4 Owner Tr	〃	-	-	-	US$ 5,399	-	-	-	US$ 4,883	US$ 4,955	US$ (72)	-	-
	World Omni Auto Receivables Tr	〃	-	-	-	US$ 5,963	-	-	-	US$ 5,869	US$ 5,963	US$ (94)	-	-
	Agency bond													
	Fed Hm Ln Pc Pool 1h2520	Available-for-sale financial assets	-	-	-	US$ 3,753	-	-	-	US$ 3,329	US$ 3,345	US$ (16)	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	Fed Hm Ln Pc Pool 781959	Available-for-sale financial assets	-	-	-	US$ 7,112	-	US$ -	-	US$ 6,577	US$ 6,553	US$ 24	-	US$ -
	Fed Hm Ln Pc Pool M80855	〃	-	-	-	-	-	US$ 3,882	-	US$ 3,381	US$ 3,462	US$ (81)	-	-
	Federal Home Ln Mtg	〃	-	-	-	US$ 3,848	-	-	-	US$ 3,308	US$ 3,336	US$ (28)	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,898	-	US$ 3,919	US$ 3,898	US$ 21	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	US$ 3,954	-	-	-	US$ 3,909	US$ 3,920	US$ (11)	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	US$ 6,096	-	-	-	US$ 4,316	US$ 4,424	US$ (108)	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 4,962	-	US$ 4,665	US$ 4,683	US$ (18)	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,351	-	US$ 3,299	US$ 3,294	US$ 5	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 4,317	-	US$ 3,893	US$ 3,883	US$ 10	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	US$ 4,098	-	-	-	US$ 3,388	US$ 3,402	US$ (14)	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	US$ 9,905	-	-	-	US$ 8,812	US$ 8,851	US$ (39)	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	US$ 4,902	-	-	-	US$ 4,069	US$ 4,159	US$ (90)	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	US$ 3,755	-	-	-	US$ 3,308	US$ 3,362	US$ (54)	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 4,481	-	US$ 4,476	US$ 4,481	US$ (5)	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,349	-	US$ 3,114	US$ 3,089	US$ 25	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,857	-	US$ 3,789	US$ 3,776	US$ 13	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 5,380	-	US$ 4,574	US$ 4,565	US$ 9	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 4,631	-	US$ 4,450	US$ 4,435	US$ 15	-	-
	Federal Home Ln Mtg Corp	〃	-	-	-	-	-	US$ 4,488	-	US$ 4,444	US$ 4,406	US$ 38	-	-
	Federal Home Loan Mtg	〃	-	-	-	-	-	US$ 5,009	-	US$ 4,937	US$ 4,889	US$ 48	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 4,030	-	-	-	US$ 3,515	US$ 3,568	US$ (53)	-	-
	Federal Natl Mtg Assn	〃	-	-	-	US$ 4,051	-	-	-	US$ 3,131	US$ 3,196	US$ (65)	-	-
	Fnma Pool 255883	〃	-	-	-	US$ 3,771	-	-	-	US$ 3,559	US$ 3,581	US$ (22)	-	-
	Fnma Pool 696485	〃	-	-	-	US$ 4,175	-	-	-	US$ 3,393	US$ 3,403	US$ (10)	-	-
	Fnma Pool 813641	〃	-	-	-	-	-	US$ 3,906	-	US$ 3,916	US$ 3,906	US$ 10	-	-
	Fnma Pool 815626	〃	-	-	-	US$ 3,622	-	-	-	US$ 3,189	US$ 3,203	US$ (14)	-	-
	Fnma Pool 825398	〃	-	-	-	US$ 4,949	-	-	-	US$ 4,562	US$ 4,672	US$ (110)	-	-
	Fnma Pool 841069	〃	-	-	-	US$ 3,673	-	-	-	US$ 3,134	US$ 3,156	US$ (22)	-	-
	Federal Farm Cr Bks	〃	-	-	-	US$ 3,985	-	-	-	US$ 3,940	US$ 3,985	US$ (45)	-	-
	Federal Home Ln Bank	〃	-	-	-	US$ 3,962	-	-	-	US$ 3,955	US$ 3,962	US$ (7)	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 3,976	-	-	-	US$ 3,964	US$ 3,976	US$ (12)	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 8,594	-	-	-	US$ 8,519	US$ 8,594	US$ (75)	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 3,932	-	-	-	US$ 3,980	US$ 3,932	US$ 47	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 4,927	-	-	-	US$ 4,930	US$ 4,927	US$ 3	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 8,628	-	US$ 8,716	US$ 8,628	US$ 88	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 4,136	-	-	-	US$ 4,140	US$ 4,136	US$ 4	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 4,939	-	-	-	US$ 4,872	US$ 4,939	US$ (67)	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 8,672	-	-	-	US$ 8,735	US$ 8,672	US$ 63	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 4,965	-	-	-	US$ 4,944	US$ 4,965	US$ (21)	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 4,808	-	-	-	US$ 4,850	US$ 4,808	US$ 42	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 5,740	-	US$ 5,825	US$ 5,740	US$ 85	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 7,558	-	-	-	US$ 7,515	US$ 7,558	US$ (43)	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 4,823	-	US$ 4,882	US$ 4,823	US$ 59	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 7,886	-	-	-	US$ 7,960	US$ 7,886	US$ 74	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 6,110	-	-	-	US$ 6,061	US$ 6,110	US$ (49)	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 12,227	-	US$ 12,233	US$ 12,227	US$ 6	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 3,972	-	-	-	US$ 3,951	US$ 3,972	US$ (21)	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 7,887	-	-	-	US$ 7,758	US$ 7,887	US$ (129)	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 19,846	-	-	-	US$ 19,800	US$ 19,846	US$ (46)	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 6,908	-	-	-	US$ 6,881	US$ 6,908	US$ (27)	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 6,098	-	-	-	US$ 5,907	US$ 6,098	US$ (191)	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 9,134	-	-	-	US$ 8,968	US$ 9,134	US$ (166)	-	-
	Federal Home Ln Bks	〃	-	-	-	US$ 3,379	-	-	-	US$ 3,296	US$ 3,379	US$ (83)	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 7,490	-	US$ 7,490	US$ 7,490	-	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	US$ 3,388	-	-	-	US$ 3,481	US$ 3,388	US$ 93	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	US$ 9,997	-	-	-	US$ 9,788	US$ 9,997	US$ (209)	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	US$ 6,980	-	-	-	US$ 6,941	US$ 6,980	US$ (39)	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	US$ 5,929	-	-	-	US$ 5,930	US$ 5,929	US$ 1	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	Federal Home Ln Mtg Corp.	Available-for-sale financial assets	-	-	-	US$ -	-	US$ 6,415	-	US$ 6,410	US$ 6,415	US$ (5)	-	US$ -
	Federal Home Ln Mtg Corp.	"	-	-	-	-	-	US$ 14,175	-	US$ 14,269	US$ 14,175	US$ 94	-	-
	Federal Home Ln Mtg Corp.	"	-	-	-	-	-	US$ 9,974	-	US$ 9,929	US$ 9,974	US$ (45)	-	-
	Federal Home Ln Mtg Corp. Mtn	"	-	-	-	US$ 4,930	-	-	-	US$ 4,912	US$ 4,930	US$ (18)	-	-
	Federal Home Loan Bank	"	-	-	-	US$ 3,475	-	-	-	US$ 3,459	US$ 3,475	US$ (16)	-	-
	Federal Home Loan Mtg Assn	"	-	-	-	US$ 4,847	-	-	-	US$ 4,901	US$ 4,847	US$ 54	-	-
	Federal Home Loan Mtg Corp.	"	-	-	-	US$ 4,903	-	-	-	US$ 4,927	US$ 4,903	US$ 24	-	-
	Federal Natl Mtg Assn	"	-	-	-	US$ 4,943	-	-	-	US$ 4,944	US$ 4,943	US$ 1	-	-
	Federal Natl Mtg Assn	"	-	-	-	US$ 8,971	-	-	-	US$ 8,940	US$ 8,971	US$ (31)	-	-
	Federal Natl Mtg Assn	"	-	-	-	US$ 4,921	-	-	-	US$ 4,916	US$ 4,921	US$ (5)	-	-
	Federal Natl Mtg Assn	"	-	-	-	US$ 7,892	-	-	-	US$ 7,908	US$ 7,892	US$ 16	-	-
	Federal Natl Mtg Assn	"	-	-	-	US$ 4,430	-	-	-	US$ 4,364	US$ 4,430	US$ (66)	-	-
	Federal Natl Mtg Assn	"	-	-	-	US$ 17,888	-	-	-	US$ 17,782	US$ 17,888	US$ (106)	-	-
	Federal Natl Mtg Assn	"	-	-	-	US$ 5,928	-	-	-	US$ 5,885	US$ 5,928	US$ (43)	-	-
	Federal Natl Mtg Assn	"	-	-	-	-	-	US$ 7,800	-	US$ 7,832	US$ 7,800	US$ 32	-	-
	Federal Natl Mtg Assn	"	-	-	-	US$ 7,926	-	-	-	US$ 7,834	US$ 7,926	US$ (92)	-	-
	Federal Natl Mtg Assn	"	-	-	-	-	-	US$ 19,539	-	US$ 19,702	US$ 19,539	US$ 163	-	-
	Federal Natl Mtg Assn	"	-	-	-	-	-	US$ 14,901	-	US$ 14,931	US$ 14,901	US$ 30	-	-
	Federal Natl Mtg Assn	"	-	-	-	-	-	US$ 10,430	-	US$ 10,459	US$ 10,430	US$ 29	-	-
	Federal Natl Mtg Assn	"	-	-	-	-	-	US$ 7,966	-	US$ 7,979	US$ 7,966	US$ 13	-	-
	Federal Natl Mtg Assn Medium	"	-	-	-	-	-	US$ 3,353	-	US$ 3,417	US$ 3,353	US$ 64	-	-
	Federal Natl Mtg Assn Mtn	"	-	-	-	US$ 15,787	-	-	-	US$ 15,851	US$ 15,787	US$ 64	-	-
	Federal Natl Mtg Assn Mtn	"	-	-	-	US$ 9,758	-	-	-	US$ 9,781	US$ 9,758	US$ 23	-	-
	Federal Natl Mtg Assn Mtn	"	-	-	-	US$ 7,000	-	-	-	US$ 6,925	US$ 7,000	US$ (75)	-	-
	Federal Natl Mtg Assn Mtn	"	-	-	-	-	-	US$ 5,255	-	US$ 5,292	US$ 5,255	US$ 37	-	-
	Federal Natl Mtg Assn Mtn	"	-	-	-	US$ 5,740	-	-	-	US$ 5,562	US$ 5,740	US$ (178)	-	-
	Freddie Mac	"	-	-	-	-	-	US$ 9,391	-	US$ 9,314	US$ 9,391	US$ (77)	-	-
	Tennessee Valley Auth	"	-	-	-	-	-	US$ 6,039	-	US$ 6,038	US$ 6,039	US$ (1)	-	-
Chi Cheng	Stock VIS	Investment accounted for using equity method	-	Equity method investee	-	-	5,032	$ 100,116	-	-	-	-	5,032	$ 107,224
TSMC Global	Government bond United States Treas Nts	Available-for-sale financial assets	-	-	-	-	-	US$501,897	-	US$351,917	US$351,594	US$ 323	-	US$151,045
	Corporate bond American Express Co.	Available-for-sale financial assets	-	-	-	-	-	US$ 3,432	-	-	-	-	-	US$ 3,452
	American Gen Fin Corp. Mtn	"	-	-	-	-	-	US$ 3,446	-	-	-	-	-	US$ 3,448
	American Honda Fin Corp. Mtn	"	-	-	-	-	-	US$ 3,095	-	-	-	-	-	US$ 3,092
	Bank One Corp.	"	-	-	-	-	-	US$ 3,325	-	-	-	-	-	US$ 3,365
	Bear Stearns Cos Inc.	"	-	-	-	-	-	US$ 3,340	-	-	-	-	-	US$ 3,379
	Cit Group Hldgs Inc.	"	-	-	-	-	-	US$ 3,036	-	-	-	-	-	US$ 3,027
	Chase Manhattan Corp. New	"	-	-	-	-	-	US$ 5,091	-	-	-	-	-	US$ 5,077
	Cogentrix Energy Inc.	"	-	-	-	-	-	US$ 3,777	-	-	-	-	-	US$ 3,751
	Countrywide Finl Corp.	"	-	-	-	-	-	US$ 5,005	-	US$ 5,005	US$ 5,005	-	-	-
	Deere John Cap Corp.	"	-	-	-	-	-	US$ 4,899	-	-	-	-	-	US$ 4,928
	Diageo Plc	"	-	-	-	-	-	US$ 3,436	-	-	-	-	-	US$ 3,444
	Emerson Elec Co.	"	-	-	-	-	-	US$ 3,222	-	-	-	-	-	US$ 3,215
	European Invt Bk	"	-	-	-	-	-	US$ 3,930	-	-	-	-	-	US$ 3,970
	European Invt Bk	"	-	-	-	-	-	US$ 5,994	-	-	-	-	-	US$ 6,057
	Federal Home Ln Bks	"	-	-	-	-	-	US$ 7,937	-	-	-	-	-	US$ 7,937
	General Elec Cap Corp. Mtn	"	-	-	-	-	-	US$ 8,716	-	-	-	-	-	US$ 8,759
	General Elec Cap Corp. Mtn	"	-	-	-	-	-	US$ 3,893	-	-	-	-	-	US$ 3,888

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	General Elec Cap Corp. Mtn	Available-for-sale financial assets	-	-	-	US$ -	-	US$ 8,268	-	US$ -	US$ -	US$ -	-	US$ 8,282
	General Re Corp.	〃	-	-	-	-	-	US$ 3,319	-	-	-	-	-	US$ 3,292
	Goldman Sachs Group Inc.	〃	-	-	-	-	-	US$ 3,453	-	-	-	-	-	US$ 3,456
	Goldman Sachs Group Inc.	〃	-	-	-	-	-	US$ 4,941	-	-	-	-	-	US$ 4,989
	Hbos Plc Medium Term Sr Nts	〃	-	-	-	-	-	US$ 3,182	-	-	-	-	-	US$ 3,205
	Hsbc Fin Corp. Mtn	〃	-	-	-	-	-	US$ 5,066	-	-	-	-	-	US$ 5,096
	Hsbc Fin Corp.	〃	-	-	-	-	-	US$ 3,028	-	-	-	-	-	US$ 3,028
	Hancock John Global Fdg Ii Mtn	〃	-	-	-	-	-	US$ 5,170	-	-	-	-	-	US$ 5,132
	Hartford Finl Svcs Group Inc.	〃	-	-	-	-	-	US$ 5,048	-	-	-	-	-	US$ 5,037
	Intl Lease Fin Corp. Mtn	〃	-	-	-	-	-	US$ 4,118	-	-	-	-	-	US$ 4,138
	JP Morgan Chase + Co.	〃	-	-	-	-	-	US$ 3,310	-	-	-	-	-	US$ 3,298
	Key Bk Na Med Term Nts Bk Entr	〃	-	-	-	-	-	US$ 4,393	-	-	-	-	-	US$ 4,401
	Keycorp Mtn Book Entry	〃	-	-	-	-	-	US$ 3,016	-	-	-	-	-	US$ 3,010
	Lehman Brothers Hldgs Inc.	〃	-	-	-	-	-	US$ 3,150	-	-	-	-	-	US$ 3,150
	Mbna America Bank Na Y	〃	-	-	-	-	-	US$ 6,437	-	-	-	-	-	US$ 6,403
	Marshall + Ilsley Corp.	〃	-	-	-	-	-	US$ 8,453	-	-	-	-	-	US$ 8,420
	Merrill Lynch + Co. Inc.	〃	-	-	-	-	-	US$ 3,426	-	-	-	-	-	US$ 3,453
	Merrill Lynch + Co. Inc.	〃	-	-	-	-	-	US$ 4,842	-	-	-	-	-	US$ 4,865
	Metropolitan Life Global Mtn	〃	-	-	-	-	-	US$ 3,361	-	-	-	-	-	US$ 3,369
	Morgan Stanley Group Inc.	〃	-	-	-	-	-	US$ 4,386	-	US$ 4,384	US$ 4,386	US$ (2)	-	-
	National City Corp.	〃	-	-	-	-	-	US$ 3,402	-	-	-	-	-	US$ 3,410
	Nationwide Bldg Soc	〃	-	-	-	-	-	US$ 3,495	-	-	-	-	-	US$ 3,537
	Nationwide Life Global Fdg I	〃	-	-	-	-	-	US$ 3,520	-	-	-	-	-	US$ 3,501
	Nucor Corp.	〃	-	-	-	-	-	US$ 3,811	-	-	-	-	-	US$ 3,797
	Pepsico Inc. Mtn Book Entry	〃	-	-	-	-	-	US$ 3,624	-	-	-	-	-	US$ 3,619
	Praxair Inc.	〃	-	-	-	-	-	US$ 3,147	-	-	-	-	-	US$ 3,138
	Pricoa Global Fdg I Mtn	〃	-	-	-	-	-	US$ 3,403	-	-	-	-	-	US$ 3,401
	Protective Life Secd Trs Mtn	〃	-	-	-	-	-	US$ 3,396	-	-	-	-	-	US$ 3,390
	Public Svc Elec Gas Co.	〃	-	-	-	-	-	US$ 3,684	-	-	-	-	-	US$ 3,682
	Slm Corp. Medium Term Nts	〃	-	-	-	-	-	US$ 8,949	-	-	-	-	-	US$ 8,998
	Suntrust Bk Atlanta Ga Medium	〃	-	-	-	-	-	US$ 3,448	-	-	-	-	-	US$ 3,442
	Vodafone Airtouch Plc	〃	-	-	-	-	-	US$ 4,477	-	-	-	-	-	US$ 4,449
	Washington Mut Inc.	〃	-	-	-	-	-	US$ 4,505	-	US$ 3,500	US$ 3,504	US$ (4)	-	US$ 1,000
	Washington Mut Bk Fa	〃	-	-	-	-	-	US$ 5,000	-	US$ 1,000	US$ 1,000	-	-	US$ 3,997
	Washington Post Co.	〃	-	-	-	-	-	US$ 3,007	-	-	-	-	-	US$ 3,001
	Wells Fargo + Co. New	〃	-	-	-	-	-	US$ 6,073	-	US$ 3,167	US$ 3,148	US$ 19	-	US$ 2,943
	Wells Fargo + Co. New Med Trm	〃	-	-	-	-	-	US$ 4,282	-	-	-	-	-	US$ 4,311
	Corporate issued asset-backed securities													
	Americredit Automobile Rec Tr	Available-for-sale financial assets	-	-	-	-	-	US$ 3,261	-	-	-	-	-	US$ 3,269
	Americredit Automobile Receivb	〃	-	-	-	-	-	US$ 3,826	-	-	-	-	-	US$ 2,891
	Americredit Automobile Receiva	〃	-	-	-	-	-	US$ 4,959	-	-	-	-	-	US$ 4,609
	Ba Cr Card Tr	〃	-	-	-	-	-	US$ 4,350	-	-	-	-	-	US$ 4,300
	Banc Amer Coml Mtg Inc.	〃	-	-	-	-	-	US$ 3,254	-	-	-	-	-	US$ 2,869
	Banc Amer Fdg 2006 I Tr	〃	-	-	-	-	-	US$ 4,336	-	-	-	-	-	US$ 4,332
	Bear Stearns Coml Mtg Secs Inc.	〃	-	-	-	-	-	US$ 3,551	-	-	-	-	-	US$ 3,541
	Bear Stearns Arm Tr	〃	-	-	-	-	-	US$ 3,597	-	-	-	-	-	US$ 3,480
	Bear Stearns Coml Mtg Secs Inc.	〃	-	-	-	-	-	US$ 6,362	-	-	-	-	-	US$ 6,358
	Cit Equip Coll Tr	〃	-	-	-	-	-	US$ 3,996	-	-	-	-	-	US$ 3,985
	Cnh Equip Tr	〃	-	-	-	-	-	US$ 3,457	-	-	-	-	-	US$ 1,984
	Cwabs	〃	-	-	-	-	-	US$ 4,300	-	-	-	-	-	US$ 4,261
	Capital Auto Receivables Asset	〃	-	-	-	-	-	US$ 3,232	-	-	-	-	-	US$ 3,243
	Capital One Auto Fin Tr	〃	-	-	-	-	-	US$ 5,008	-	-	-	-	-	US$ 4,998
	Capital One Multi Asset Execut	〃	-	-	-	-	-	US$ 4,879	-	US$ 4,883	US$ 4,879	US$ 4	-	-
	Capital One Multi Asset Execut	〃	-	-	-	-	-	US$ 3,932	-	-	-	-	-	US$ 3,941
	Capital One Prime Auto Rec	〃	-	-	-	-	-	US$ 3,999	-	-	-	-	-	US$ 3,981

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	Caterpillar Finl Asset Tr	Available-for-sale financial assets	-	-	-	US$ -	-	US$ 8,121	-	US$ -	US$ -	US$ -	-	US$ 8,142
	Cbass Tr	〃	-	-	-	-	-	US$ 4,260	-	-	-	-	-	US$ 4,262
	Cendant Rent Car Fdg Aesop Llc	〃	-	-	-	-	-	US$ 9,249	-	-	-	-	-	US$ 9,297
	Citibank Cr Card Issuance Tr	〃	-	-	-	-	-	US$ 9,797	-	-	-	-	-	US$ 9,864
	Credit Suisse First Boston Mtg	〃	-	-	-	-	-	US$ 3,566	-	-	-	-	-	US$ 3,576
	Credit Suisse First Boston Mtg	〃	-	-	-	-	-	US$ 3,728	-	-	-	-	-	US$ 3,740
	Daimlerchrysler Auto Tr	〃	-	-	-	-	-	US$ 4,334	-	-	-	-	-	US$ 4,315
	Drive Auto Receivables Tr	〃	-	-	-	-	-	US$ 3,183	-	-	-	-	-	US$ 3,191
	First Franklin Mtg Ln Tr	〃	-	-	-	-	-	US$ 4,301	-	-	-	-	-	US$ 4,290
	Ford Credit Auto Owner Trust	〃	-	-	-	-	-	US$ 4,310	-	-	-	-	-	US$ 4,324
	Gs Mtg Secs Corp.	〃	-	-	-	-	-	US$ 4,134	-	-	-	-	-	US$ 4,145
	Gsamp Tr	〃	-	-	-	-	-	US$ 4,241	-	-	-	-	-	US$ 4,251
	Harley Davidson Motorcycle Tr	〃	-	-	-	-	-	US$ 5,793	-	-	-	-	-	US$ 5,825
	Hertz Veh Fing Llc	〃	-	-	-	-	-	US$ 5,284	-	-	-	-	-	US$ 5,319
	Holmes Fing No 8 Plc	〃	-	-	-	-	-	US$ 5,000	-	-	-	-	-	US$ 5,000
	Home Equity Mtg Tr 2006 4	〃	-	-	-	-	-	US$ 4,200	-	-	-	-	-	US$ 4,222
	Hyundai Auto Receivables Tr	〃	-	-	-	-	-	US$ 6,202	-	-	-	-	-	US$ 5,537
	Hyundai Auto Receivables Tr	〃	-	-	-	-	-	US$ 3,208	-	-	-	-	-	US$ 3,212
	Hyundai Auto Receivables Tr	〃	-	-	-	-	-	US$ 3,904	-	-	-	-	-	US$ 3,928
	Lb Ubs Coml Mtg Tr	〃	-	-	-	-	-	US$ 3,733	-	-	-	-	-	US$ 3,493
	Long Beach Mtg Ln Tr	〃	-	-	-	-	-	US$ 3,195	-	-	-	-	-	US$ 3,203
	Mbna Master Cr Card Tr Ii	〃	-	-	-	-	-	US$ 7,653	-	-	-	-	-	US$ 7,605
	Massachusetts Rrb Spl Purp Tr	〃	-	-	-	-	-	US$ 3,830	-	US$ 3,416	US$ 3,396	US$ 20	-	-
	Mastr Asset Backed Secs Tr	〃	-	-	-	-	-	US$ 3,083	-	US$ 3,082	US$ 3,083	US$ (1)	-	-
	Mastr Asset Backed	〃	-	-	-	-	-	US$ 4,300	-	-	-	-	-	US$ 4,224
	Merrill Lynch Mtg Invs Inc.	〃	-	-	-	-	-	US$ 6,561	-	-	-	-	-	US$ 5,887
	Morgan Stanley Ixis Estate Tr	〃	-	-	-	-	-	US$ 4,300	-	-	-	-	-	US$ 4,110
	Navistar Finl 2003 A Owner Tr	〃	-	-	-	-	-	US$ 3,994	-	-	-	-	-	US$ 2,956
	Nissan Auto Receivables	〃	-	-	-	-	-	US$ 3,943	-	-	-	-	-	US$ 3,928
	Nomura Asset Accep Corp.	〃	-	-	-	-	-	US$ 4,144	-	-	-	-	-	US$ 4,150
	Onyx Accep Owner Tr	〃	-	-	-	-	-	US$ 4,885	-	-	-	-	-	US$ 3,774
	Pg + E Energy Recovery Fdg Llc	〃	-	-	-	-	-	US$ 4,646	-	-	-	-	-	US$ 3,997
	Providian Gateway Owner Tr	〃	-	-	-	-	-	US$ 3,911	-	-	-	-	-	US$ 3,942
	Reliant Energy Transition Bd	〃	-	-	-	-	-	US$ 3,994	-	-	-	-	-	US$ 2,486
	Residential Asset Sec Mtg Pass	〃	-	-	-	-	-	US$ 3,052	-	-	-	-	-	US$ 2,711
	Residential Fdg Mtg Secs I Inc.	〃	-	-	-	-	-	US$ 4,224	-	-	-	-	-	US$ 4,058
	Tw Hotel Fdg 2005 Llc	〃	-	-	-	-	-	US$ 4,116	-	-	-	-	-	US$ 4,103
	Terwin Mtg Tr	〃	-	-	-	-	-	US$ 4,033	-	-	-	-	-	US$ 4,065
	Usaa Auto Owner Tr	〃	-	-	-	-	-	US$ 4,246	-	-	-	-	-	US$ 4,238
	Washington Mut Mtg Secs Corp.	〃	-	-	-	-	-	US$ 3,261	-	-	-	-	-	US$ 2,984
	Wells Fargo Mtg Backed Secs	〃	-	-	-	-	-	US$ 4,426	-	-	-	-	-	US$ 4,367
	Wells Fargo Finl Auto Owner Tr	〃	-	-	-	-	-	US$ 5,235	-	-	-	-	-	US$ 4,986
	Wells Fargo Finl Auto Owner Tr	〃	-	-	-	-	-	US$ 4,932	-	-	-	-	-	US$ 4,926
	Wells Fargo Mtg Bkd Secs	〃	-	-	-	-	-	US$ 3,020	-	-	-	-	-	US$ 2,856
	Wells Fargo Mtg Bkd Secs	〃	-	-	-	-	-	US$ 3,488	-	-	-	-	-	US$ 3,399
	Agency bonds													
	Fed Hm Ln Pc Pool M80855	Available-for-sale financial assets	-	-	-	-	-	US$ 3,381	-	-	-	-	-	US$ 3,287
	Fed Hm Ln Pc Pool 847628	〃	-	-	-	-	-	US$ 3,884	-	-	-	-	-	US$ 3,796
	Fed Hm Ln Pc Pool 1h2520	〃	-	-	-	-	-	US$ 3,286	-	-	-	-	-	US$ 3,100
	Fed Hm Ln Pc Pool B19205	〃	-	-	-	-	-	US$ 8,626	-	-	-	-	-	US$ 8,560
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 4,574	-	-	-	-	-	US$ 4,381
	Fed Hm Ln Pc Pool 781959	〃	-	-	-	-	-	US$ 6,472	-	-	-	-	-	US$ 6,040
	Fnma Pool 255883	〃	-	-	-	-	-	US$ 3,559	-	-	-	-	-	US$ 3,490
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,375	-	-	-	-	-	US$ 4,338
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,577	-	-	-	-	-	US$ 4,290
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,919	-	-	-	-	-	US$ 3,917

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	Federal Home Ln Mtg Corp.	Available-for-sale financial assets	-	-	-	US$ -	-	US$ 4,316	-	US$ -	US$ -	US$ -	-	US$ 3,076
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 3,515	-	-	-	-	-	US$ 3,158
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 3,131	-	-	-	-	-	US$ 2,465
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,909	-	-	-	-	-	US$ 3,626
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,789	-	-	-	-	-	US$ 3,743
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,388	-	-	-	-	-	US$ 3,216
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 4,450	-	-	-	-	-	US$ 4,223
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 4,069	-	-	-	-	-	US$ 3,409
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,893	-	-	-	-	-	US$ 3,738
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,114	-	-	-	-	-	US$ 2,965
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,299	-	-	-	-	-	US$ 3,176
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 4,665	-	-	-	-	-	US$ 4,464
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,308	-	-	-	-	-	US$ 2,976
	Federal Home Ln Mtg	〃	-	-	-	-	-	US$ 3,308	-	-	-	-	-	US$ 3,019
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 8,812	-	-	-	-	-	US$ 8,535
	Federal Home Loan Mtg	〃	-	-	-	-	-	US$ 4,937	-	US$ 4,868	US$ 4,858	US$ 10	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 4,476	-	-	-	-	-	US$ 4,502
	Fnma Pool 696485	〃	-	-	-	-	-	US$ 3,393	-	-	-	-	-	US$ 3,194
	Fnma Pool 813641	〃	-	-	-	-	-	US$ 3,916	-	-	-	-	-	US$ 3,720
	Fnma Pool 815626	〃	-	-	-	-	-	US$ 3,189	-	-	-	-	-	US$ 2,945
	Fnma Pool 825398	〃	-	-	-	-	-	US$ 4,562	-	-	-	-	-	US$ 4,224
	Fnma Pool 841069	〃	-	-	-	-	-	US$ 3,134	-	-	-	-	-	US$ 2,882
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 3,481	-	-	-	-	-	-
	Federal Home Ln Mtg Corp. Mtn	〃	-	-	-	-	-	US$ 4,912	-	US$ 4,953	US$ 4,912	US$ 41	-	-
	Federal Home Loan Mtg Assn	〃	-	-	-	-	-	US$ 4,901	-	US$ 4,951	US$ 4,901	US$ 50	-	-
	Federal Home Loan Mtg Corp.	〃	-	-	-	-	-	US$ 4,927	-	US$ 4,968	US$ 4,927	US$ 41	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 9,789	-	US$ 7,906	US$ 7,831	US$ 75	-	US$ 1,976
	Freddie Mac	〃	-	-	-	-	-	US$ 9,314	-	US$ 9,378	US$ 9,314	US$ 64	-	-
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 6,410	-	-	-	-	-	US$ 6,440
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 5,930	-	-	-	-	-	US$ 5,948
	Federal Home Ln Mtg Corp.	〃	-	-	-	-	-	US$ 9,929	-	US$ 10,000	US$ 9,929	US$ 71	-	-
	Federal Home Ln Mtg Corp	〃	-	-	-	-	-	US$ 14,269	-	US$ 14,304	US$ 14,269	US$ 35	-	-
	Federal Farm Cr Bks	〃	-	-	-	-	-	US$ 3,940	-	US$ 3,946	US$ 3,940	US$ 6	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 4,851	-	-	-	-	-	US$ 4,856
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 3,296	-	US$ 3,297	US$ 3,296	US$ 1	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 4,930	-	US$ 4,971	US$ 4,930	US$ 41	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 4,882	-	-	-	-	-	US$ 4,885
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 8,735	-	-	-	-	-	US$ 8,743
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 8,716	-	-	-	-	-	US$ 8,768
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 5,825	-	-	-	-	-	US$ 5,851
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 5,907	-	-	-	-	-	US$ 5,898
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 7,960	-	-	-	-	-	US$ 7,952
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 4,872	-	-	-	-	-	US$ 4,920
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 6,061	-	-	-	-	-	US$ 6,099
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 4,140	-	US$ 4,141	US$ 4,140	US$ 1	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 12,233	-	-	-	-	-	US$ 12,279
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 7,515	-	US$ 7,520	US$ 7,515	US$ 5	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 6,881	-	-	-	-	-	US$ 6,905
	Federal Home Loan Bank	〃	-	-	-	-	-	US$ 3,459	-	US$ 3,463	US$ 3,459	US$ 4	-	-
	Federal Home Ln Bank	〃	-	-	-	-	-	US$ 3,955	-	US$ 3,967	US$ 3,955	US$ 12	-	-
	Federal Home Ln Bks	〃	-	-	-	-	-	US$ 7,490	-	-	-	-	-	US$ 7,506
	Federal Home Loan Banks	〃	-	-	-	-	-	US$ 8,081	-	-	-	-	-	US$ 8,049
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 14,931	-	-	-	-	-	US$ 14,973
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 7,979	-	US$ 5,001	US$ 4,987	US$ 14	-	US$ 3,000
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 4,364	-	-	-	-	-	US$ 4,365
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 6,516	-	-	-	-	-	US$ 6,511
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 5,885	-	-	-	-	-	US$ 5,915
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 7,834	-	-	-	-	-	US$ 7,868

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares/Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	Federal Natl Mtg Assn	Available-for-sale financial assets	-	-	-	US$ -	-	US$ 3,950	-	US$ -	US$ -	US$ -	-	US$ 3,943
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 19,702	-	-	-	-	-	US$ 19,766
	Federal Natl Mtg Assn	〃	-	-	-	-	-	US$ 10,459	-	-	-	-	-	US$ 10,467
	Federal Natl Mtg Assn Mtn	〃	-	-	-	-	-	US$ 5,562	-	US$ 5,560	US$ 5,562	US$ (2)	-	-
	Federal Natl Mtg Assn Mtn	〃	-	-	-	-	-	US$ 5,292	-	-	-	-	-	US$ 5,318
	Federal Natl Mtg Assn Medium	〃	-	-	-	-	-	US$ 3,417	-	-	-	-	-	US$ 3,415
	Tennessee Valley Auth	〃	-	-	-	-	-	US$ 6,038	-	-	-	-	-	US$ 6,024

Note 1: The proceeds of bond investments matured are excluded.

(Concluded)

Note 2: The ending balance included the amortization of premium or discount on bonds investments and unrealized valuation gains or losses on financial assets.

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount		Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
								Owner	Relationships	Transfer Date	Amount			
The Company	Fab. 14	January 6, 2006	$	854,000	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	March 30, 2006	US$	3,340	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 1, 2006	$	487,000	By the construction progress	United Integrated Services Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 1, 2006	US$	3,770	By the construction progress	Celerity, Inc.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 2, 2006	$	197,500	By the construction progress	China Steel Structure Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 6, 2006		192,000	By the construction progress	Marketech International Corp.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 9, 2006		142,000	By the construction progress	Uangyih-tech Industrial Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 26, 2006	EUR	2,733	By the construction progress	Siemens Limited	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 30, 2006	$	517,500	By the construction progress	United Steel Engineering & Construction Corp.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	August 7, 2006		453,000	By the construction progress	China Steel Structure Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	August 25, 2006		1,365,000	By the construction progress	Fu Tsu Construction Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	September 28, 2006	JPY	1,080,000	By the construction progress	Organo Corporation	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	September 28, 2006	$	407,000	By the construction progress	Organo Technology Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	September 29, 2006	US$	4,250	By the construction progress	York Internation Corp	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	October 12, 2006	$	278,950	By the construction progress	Shihlin Electric & Engineering Corp.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 20, 2006	US$	9,150	By the construction progress	Mega Union Technology Inc.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 23, 2006	$	179,573	By the construction progress	United Integrated Services Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 24, 2006	US$	9,890	By the construction progress	Marketech International Corp.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 28, 2006	US$	29,750	By the construction progress	United Integrated Services Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 29, 2006	US$	15,000	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 29, 2006	$	847,365	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	November 29, 2006		123,000	By the construction progress	Desiccant Technology Corp.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	December 7, 2006		177,200	By the construction progress	Uangyih-tech Industrial Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	December 8, 2006	US$	12,900	By the construction progress	Marketech International Corp.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	December 28, 2006	US$	9,100	By the construction progress	Celerity, Inc.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchase/ Sale	Amount	% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance	% to Total	
The Company	TSMC-North America	Subsidiary	Sales	$ 190,459,073	60	Net 30 days after invoice date	-	-	$ 16,461,956	50	
	Philips	Major shareholder	Sales	4,024,990	1	Net 30 days/Net 45 days (since 12/27/2006) after monthly closing	-	-	250,919	1	
	GUC	Investee over which the Company had a controlling interest	Sales	755,710	-	Net 30 days after monthly closing	-	-	155,216	-	
	WaferTech	Indirect subsidiary	Purchases	12,530,552	27	Net 30 days after monthly closing	-	-	(864,733)	9	
	SSMC	Investee accounted for using equity method	Purchases	6,820,632	15	Net 30 days after monthly closing	-	-	(459,305)	5	
	TSMC-Shanghai	Subsidiary	Purchases	4,405,843	10	Net 30 days after monthly closing	-	-	(478,714)	5	
	VIS	Investee accounted for using equity method	Purchases	3,911,838	8	Net 30 days after monthly closing	-	-	(717,562)	8	
GUC	TSMC-North America	The same parent	Purchases	920,045	60	Net 30 days after invoice date	-	-	(301,507)	40	

Note: The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationships	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken		
The Company	TSMC-North America	Subsidiary	$ 16,521,503	36 days	$ 4,721,288	-	$ 5,883,939	$ -
	Philips	Major shareholder	257,313	38 days	11,304	-	18,648	-
	GUC	Investee over which the Company had a controlling interest	155,216	49 days	117	-	38,062	-
	TSMC-Shanghai	Subsidiary	123,853	Note	21,089	Accelerate demand on account receivables	-	-
	VIS	Investee accounted for using equity method	121,911	Note	3,064	-	3,064	-

Note: The ending balance primarily consisted of other receivables, it is not applicable for the calculation of the turnover rate.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2006			Net Income (Losses) of the Investee	Equity in the Earnings (Losses)	Note
				December 31, 2006	December 31, 2005	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Note)			
The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities	$ 42,327,245	$ -	1	100	$ 42,496,592	$ 616,171	$ 616,171	Subsidiary
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	26,593,749	2,802,637	2,802,637	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	-	100	9,027,984	(637,220)	(637,220)	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	8,840,895	6,408,190	463	39	7,960,869	4,437,059	1,394,921	Investee accounted for using equity method
	VIS	Hsinchu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	442,262	27	5,741,870	3,018,694	748,006	Investee accounted for using equity method
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,433,819	308,009	308,009	Subsidiary
	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	2,014,990	238,111	238,111	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,418,717	1,526,074	-	99	793,585	(2,644)	(2,631)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	785,465	654,509	-	98	733,130	(37,339)	(36,592)	Subsidiary
	GUC	Hsinchu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	409,920	41,263	38	629,755	237,295	100,396	Investee over which the Company has a controlling interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies	243,545	-	-	98	228,005	(20,794)	(20,378)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	-	36	115,507	99,647	(5,533)	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	-	36	114,297	98,605	(5,982)	Subsidiary
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	95,757	2,963	2,963	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	-	100	49,741	23,164	23,164	Subsidiary
	TSMC-Korea	Seoul, Korea	Marketing activities	13,656	-	80	100	14,706	685	685	Subsidiary

Note: The treasury stock is deducted from the carrying value.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE YEAR ENDED DECEMBER 31, 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousand)	Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2006 (US$ in Thousand)	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31,2006 (US$ in Thousand)	Percentage of Ownership	Equity in the Earnings (Losses) (Note 2)	Carrying Value as of December 31, 2006	Accumulated Inward Remittance of Earnings as of December 31, 2006
					Outflow (US$ in Thousand)	Inflow					
TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ 12,180,367 (RMB 3,070,623)	(Note 1)	$ 12,180,367 (US$ 371,000)	$ -	$ -	$ 12,180,367 (US$ 371,000)	100%	$ (637,220)	$ 9,027,984	$ -

Accumulated Investment in Mainland China as of December 31, 2006 (US$ in Thousand)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousand)	Upper Limit on Investment (US$ in Thousand)
$ 12,180,367 (US$ 371,000)	$ 12,180,367 (US$ 371,000)	$ 12,180,367 (US$ 371,000)

Note 1: Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2: Amount was recognized based on the audited financial statements.

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

A. FOR THE YEAR ENDED DECEMBER 31, 2006

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions			
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
0	TSMC	TSMC-NA	1	Sales	$ 190,459,073	-	60%
				Receivables from related parties	16,461,956	-	3%
				Other receivables from related parties	59,547	-	-
				Payables to related parties	27,455	-	-
		TSMC-Shanghai	1	Sales	61,951	-	-
				Purchases	4,405,843	-	1%
				Gain on disposal of property, plant and equipment	179,498	-	-
				Technical service income	98,797	-	-
				Proceeds from disposal of property, plant and equipment	401,561	-	-
				Other receivables from related parties	123,853	-	-
				Payables to related parties	478,714	-	-
				Deferred credits	723,661	-	-
		TSMC-Japan	1	Marketing expenses - commission	254,758	-	-
				Payables to related parties	20,295	-	-
		TSMC-Europe	1	Marketing expenses - commission	236,454	-	-
				Payables to related parties	22,158	-	-
		GUC	1	Sales	755,710	-	-
				General and administrative expenses - rental expense	14,606	-	-
				Research and development expenses	39,421	-	-
				Receivables from related parties	155,216	-	-
				Payables to related parties	2,117	-	-
		TSMC Technology	1	Other receivables from related parties	3,785	-	-
				Payables to related parties	42,389	-	-
		WaferTech	1	Sales	34,517	-	-
				Purchases	12,530,552	-	4%
				Payables to related parties	864,733		-
1	TSMC International	TSMC Development	3	Interest income	8,029	-	-
		TSMC Technology	3	Deferred royalty income	643,679	-	-
2	TSMC Partners	TSMC International	3	Other receivables	10,003,652	-	3%
				Deferred revenue	8,814,830	-	3%
3	TSMC Technology	WaferTech	3	Receivables from related parties	1,366	-	-
4	GUC	TSMC-NA	3	Purchases	920,045	-	-
				Manufacturing overhead	330,129	-	-
				Payables to related parties	301,507	-	-
		GUC-NA	3	Operating expenses	41,984	-	-

Note 1: No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2: The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices are determined in accordance with mutual agreements

(Continued)

B. FOR THE YEAR ENDED DECEMBER 31, 2005

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions			
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
0	TSMC	TSMC-NA	1	Sales	$ 153,618,916	-	58%
				Receivables from related parties	20,407,621	-	4%
				Other receivables from related parties	198,505	-	-
				Payables to related parties	21,391	-	-
		TSMC-Shanghai	1	Sales	5,591	-	-
				Purchases	1,405,030	-	1%
				Gain on disposal of property, plant and equipment	151,591	-	-
				Technical service income	28,643	-	-
				Proceeds from disposal of property, plant and equipment	125,381	-	-
				Other receivables from related parties	28,593	-	-
				Payables to related parties	274,820	-	-
				Deferred credits	641,762	-	-
		TSMC-Japan	1	Sales and marketing expenses - commission	243,646	-	-
				Payables to related parties	29,892	-	-
		TSMC-Europe	1	Sales and marketing expenses - commission	221,164	-	-
				Payables to related parties	22,963	-	-
		GUC	1	Sales	347,456	-	-
				Research and development expenses	19,467	-	-
				General and administrative expenses - rental expense	16,744	-	-
				Receivables from related parties	49,046	-	-
				Payables to related parties	6,173	-	-
		TSMC Technology	1	Other receivables from related parties	972,563	-	-
				Payables to related parties	10,672	-	-
		WaferTech	1	Purchases	11,137,313	-	4%
				Payables to related parties	1,133,217	-	-
1	TSMC-NA	VisEra	3	Sales	661,949	-	-
2	TSMC International	TSMC Development	3	Interest income	28,352	-	-
				Other receivables	1,151,238	-	-
		TSMC Technology	3	Deferred technology income	648,695	-	-
3	TSMC Partners	TSMC Development	3	Interest income	25,513	-	-
		TSMC International	3	Other receivables	10,081,604	-	2%
				Deferred revenue	8,883,518	-	2%
4	TSMC Technology	WaferTech	3	Management service income	12,625	-	-
5	GUC	TSMC-NA	3	Purchases	266,372	-	-
				Manufacturing expenses	345,064	-	-
				Operating expenses	3,333	-	-
				Payables to related parties	66,138	-	-
		GUC-NA	3	Operating expenses	27,871	-	-

Note 1: No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

(Concluded)

Note 2: The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices are determined in accordance with mutual agreements.

9. U.S. GAAP Financial Information

Please be advised that our 2006 full annual report that includes complete U.S. GAAP reconciled financial statements and footnotes will be available when we file Form 20-F with the U.S. SEC. Our Form 20-F, or our 2006 full annual report, can be found at the U.S. SEC and on TSMC's website no later than June 30, 2007.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

U.S. GAAP RECONCILIATIONS OF SHAREHOLDERS' EQUITY DECEMBER 31, 2006 AND 2005

(In Thousand New Taiwan Dollars)

	2006	2005
Equity attributable to shareholders of the parent based on R.O.C. GAAP	$ 507,981,284	$ 445,630,349
Adjustments		
- Marketable securities		
- Adjustment of unrealized gain on trading securities	-	1,875,840
- Unrealized gain (loss) on available-for-sale marketable securities		
- TSMC	-	(99,733)
- Equity-method investees	-	21,291
- Reversal of unrealized loss on marketable securities under R.O.C. GAAP	-	412,372
- U.S. GAAP adjustments on equity-method investees	(445,102)	(463,808)
- Impairment of long-lived assets		
- Loss on impairment of assets	(10,657,618)	(10,740,666)
- Reversal of depreciation on assets impaired under U.S. GAAP	8,561,791	7,223,040
- 10% tax on undistributed earnings	(3,278,020)	-
- Goodwill		
- Carrying amount difference for 68% equity interest in TASMC's share acquisition	52,212,732	52,212,732
- Reversal of amortization of goodwill recognized under R.O.C. GAAP	(11,257,528)	(11,229,979)
- Derivative financial instruments	-	(328,248)
- Bonuses to employees, directors and supervisors	(9,488,556)	(7,121,667)
- Accrued pension cost	(43,783)	(47,654)
- Accrual for accumulated other comprehensive income under U.S. SFAS No. 158	(1,391,322)	-
- Carry Interest	-	(193,285)
- Income tax effect of U.S. GAAP adjustments	208,967	194,184
- Minority interest effect of U.S. GAAP adjustments	121	(47,550)
	24,421,682	31,666,869
Equity attributable to shareholders of the parent based on U.S. GAAP	$ 532,402,966	$ 477,297,218

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

U.S. GAAP RECONCILIATIONS OF NET INCOME FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In Thousand New Taiwan Dollars)

	2006	2005
Net income attributable to shareholders of the parent based on R.O.C. GAAP	$ 127,009,731	$ 93,575,036
Adjustments		
- Marketable securities		
- Adjustment of unrealized gain on trading securities	-	1,061,999
- Reversal (realization) of unrealized loss on marketable securities	(262,032)	337,160
- Reversal of cumulative effect of changes in accounting principle for adopting R.O.C. SFAS No. 34	(1,606,749)	-
- U.S. GAAP adjustments on equity-method investees	(42,590)	(161,871)
- Reversal of depreciation on assets impaired under U.S. GAAP	1,391,478	1,398,736
- 10% tax on undistributed earnings	(3,278,020)	-
- Reversal of amortization of goodwill recognized under R.O.C. GAAP	-	1,220,316
- Adjustment to market value for derivative financial instruments	-	(225,271)
- Bonuses to employees, directors and supervisors		
- Current year accrual	(9,488,556)	(7,121,667)
- Fair market value adjustment of prior year accrual	(18,016,360)	(13,795,382)
- Pension expense	3,871	(9,948)
- Stock-based compensation		
- Stock-based compensation	(471,696)	(791,425)
- Cumulative effect of changes in accounting principle for adopting U.S. SFAS 123R	37,935	-
- Adjustment of carrying interest	170,380	(193,285)
- Income tax effect of U.S. GAAP adjustments	98,320	147,802
- Minority interest effect of U.S. GAAP adjustments	164,997	(23,846)
	(31,299,022)	(18,156,682)
Net income attributable to shareholders of the parent based on U.S. GAAP	95,710,709	75,418,354
Cumulative preferred dividends	-	-
Income attributable to common shareholders of the parent	$ 95,710,709	$ 75,418,354

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Taiwan Semiconductor
Manufacturing Company, Ltd.



Morris Chang, Chairman

Taiwan Semiconductor Manufacturing Company, Ltd.

8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R. O. C.
Tel: 886-3-5636688 Fax: 886-3-5637000
http://www.tsmc.com

CONTACT INFORMATION

Corporate Headquarters & Fab 12
8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5637000

Fab 2, Fab 5
121, Park Ave. 3, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5781546

Fab 3
9, Creation Rd. 1, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5781548

Fab 6
1, Nan-Ke North Rd., Tainan Science Park, Tainan, Taiwan 741-44, R.O.C.
Tel: 886-6-5056688 Fax: 886-6-5052057

Fab 8
25, Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5662051

Fab 14
1-1, Nan-Ke North Rd., Tainan Science Park, Tainan, Taiwan 741-44, R.O.C.
Tel: 886-6-5056688 Fax: 886-6-5051262

TSMC North America
2585 Junction Avenue, San Jose, CA 95134, U.S.A.
Tel: 408-3828000 Fax: 408-3828008

TSMC Europe B.V.
World Trade Center, Zuidplein 60, 1077 XV Amsterdam, The Netherlands
Tel: 31-20-3059900 Fax: 31-20-3059911

TSMC Japan Limited
21F, Queen's Tower C, 2-3-5, Minato, Mirai, Nishi-ku, Yokohama, Kanagawa
220-6221, Japan
Tel: 81-45-6820670 Fax: 81-45-6820673

TSMC (Shanghai) Company Limited
4000, Wen Xiang Road, Songjiang, Shanghai, China
Postcode: 201616
Tel: 86-21-57768000 Fax: 86-21-57762525

TSMC Korea Limited
15F, AnnJay Tower, 718-2, Yeoksam-dong, Gangnam-gu, Seoul135-080, Korea
Tel: 82-2-20511688 Fax: 82-2-20511669

TSMC Liaison Office in India
1st Floor, Pine Valley, Embassy Golf-Links Business Park, Bangalore-560071, India
Tel: 91-80-41768615 Fax: 91-80-41764568

TSMC Spokesperson
Name: Lora Ho
Title: Vice President & CFO
Tel: 886-3-5636688 Fax: 886-3-5637000
Email: spokesperson@tsmc.com

Deputy Spokesperson
Name: J.H. Tzeng
Title: Public Relations Deputy Director
Tel: 886-3-5055028 Fax: 886-3-5670121
Email: jhtzeng@tsmc.com

Auditors
Company: Deloitte & Touche
Auditors: Hung-Wen Huang, Ming-Cheng Chang
Address: 12F, 156, Sec. 3, Min-Sheng E. Rd., Taipei, Taiwan 105, R.O.C.
Tel: 886-2-25459988 Fax: 886-2-25459966
Website: http://www.deloitte.com.tw

Common Share Transfer Agent and Registrar
Company: The Transfer Agency Department of Chinatrust Commercial Bank
Address: 5F, 83, Sec. 1, Chung-Ching S. Rd., Taipei, Taiwan 100, R.O.C.
Tel: 886-2-23613033 Fax: 886-2-23116723
Website: http://www.chinatrust.com.tw

ADR Depositary Bank
Company: Citibank, N.A.
Depositary Receipts Services
Address: 388 Greenwich Street, New York, NY10013, U.S.A.
Website: http://www.citigroup.com/adr
Tel: 1-877-2484237 (toll free)
Tel: 1-781-5754555 (out of US)
Fax: 1-201-3243284
E-mail: citibank@shareholders-online.com

TSMC's depositary receipts of the common shares are listed on New York Stock Exchange (NYSE) under the symbol TSM. The information relating to TSM is available at http://www.nyse.com and http://newmops.tse.com.tw

A Group of Kindred Spirits

In 1987, Dr.Morris Chang founded TSMC
Gathering the power of a group of kindred spirits
to change the rules of the semiconductor industry

From the first 200 people to more than 20,000 today
The TSMC team has always been hard at work
Doing their best for customers, shareholders, and TSMC

These silent heroes behind the scenes
Continue to carry the torch
and have reached the 20th anniversary milestone
TSMC employees are the stars of the photos in this report
From the cover to the pages inside
From top management to workers
You will see the smiles of many TSMC employees
And their boundless hope for the future



Taiwan Semiconductor
Manufacturing Company, Ltd.



Morris Chang, Chairman

END

Taiwan Semiconductor Manufacturing Company, Ltd.

8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R. O. C.
Tel: 886-3-5636688 Fax: 886-3-5637000
http://www.tsmc.com